This is Amendment No. 3 as confidentially submitted to the U.S. Securities and Exchange Commission on April 13, 2023. This draft registration statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

British Columbia, Canada	1099	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2500-700 West Georgia Street

Vancouver, British Columbia V7Y 1B3 Canada

info@foremostlithium.com
(604) 330-8067

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor
New York, N.Y. 10168

(800) 221-0102
(Names, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony J. Marsico, Esq.	Louis Taubman, Esq.
Anthony Epps, Esq.	Guillaume de Sampigny, Esq.
Dorsey & Whitney LLP	Hunter Taubman Fischer & Li LLC
51 West 52nd Street	950 Third Avenue, 19th Floor
New York, NY 10019-6119	New York, NY 10022
Tel.: (212) 415-9200	Tel.: (212) 530-2210

Approximate date of commencement of proposed sale to public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED APRIL 13, 2023

Common Shares

Foremost Lithium Resource & Technology Ltd.

This is a firm commitment public offering of common shares of Foremost Lithium Resource & Technology Ltd.

In connection with this offering, we intend to file an application to list our common shares under the symbol “FMST” on the Nasdaq Capital Market. No assurance can be given that our application will be approved. If our application is not approved, we will not consummate this offering.

Our common shares are currently quoted under the symbol “FRRSF” on the OTCQB and under the symbol “FAT” on the Canadian Securities Exchange (“CSE”). On April 12, 2023, the last reported sale price for our shares on the OTCQB was US$0.1107 per share. At present, there is a very limited market for our common shares. The trading price of our common shares has been, and may continue to be, subject to wide price fluctuations in response to various factors, many of which are beyond our control, including those described in “Risk Factors.”

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page 15 of this prospectus for a discussion of information that should be considered in connection with an investment in our common shares. Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	US$	US$
Underwriting discounts(1)	US$	US$
Proceeds to us, before expenses	US$	US$

(1)	Underwriting discounts do not include a non-accountable expense allowance equal to 1.0% of the public offering price payable to the underwriters. We refer you to “Underwriting” beginning on page 128 for additional information regarding underwriters’ compensation.

We have granted a 45-day option to the representative of the underwriters to purchase up to                   additional common shares solely to cover over-allotments, if any

The underwriters expect to deliver the common shares to purchasers on or about             , 2023.

ThinkEquity

The date of this prospectus is , 2023

Foremost Lithium

Strategic Location in the Heart of North America

Located at the tip of the “NAFTA superhighway” with easy access to supply future lithium feedstock to North American Battery and Electric Vehicle (“EV”) manufacturing sites at economical transportation cost.

Welcome to Lithium Lane….

Foremost Lithium Resource & Technology is a hard-rock lithium exploration company with 4 main lithium projects located in Snow Lake, Manitoba, Canada covering over 42,000 acres. Foremost Lithium’s highlights include:

●	Attractive Geology with 40 confirmed spodumene pegmatite dykes and 30 follow-up drill targets along historically known lithium enriched trend lines called the Thompson Brothers Lithium Trend and The Crowduck Bay Fault.

●	Attractive Location - with potential access to rail, power (from hydroelectric), highways, and water. Proximity to battery and EV manufacturing sites, and within 400 miles from the only lithium spodumene concentrate mine in all of North of America that’s currently in production.

●	Favorable Market Outlook – including favorable legislation for sourced domestic lithium supply and electric vehicle transition

Foremost Lithium – Other Key Benefits as we move from exploration to discovery...

●	Foremost Lithium follows a scientific, methodical approach in exploration over its lithium projects before moving forward with its drill programs to de-risk any drill targets to ensure maximum success.

●	A unmanned aerial vehicle (“UAV” or “drone”)-borne magnetic survey has been completed over 42,000 acres targeting bedrock structures hosting lithium pegmatite deposits. When these images, coupled with 3D products of magnetic survey data are interpreted from Foremost Lithium’s magnetic signatures including both magnetic and non-magnetic signatures, an excellent source of information is provided for Foremost Lithium to define drill-targets on our properties.

●	A LiDAR survey was completed on the Jean Lake Property summer of 2022 and are presently underway on the remainder of the Lithium Lane properties. The results of these surveys will assist prospecting to define drill targets on all Lithium Lane properties.

●	Foremost Lithium is currently moving all Lithium Lane properties from prospecting, and identification of spodumene pegmatite dykes, to the “exploration to discovery phase or drilling phase.” With every planned future drill program, the Company is moving towards new discovery and resource potential.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, nor the underwriters have authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of common shares.

For investors outside the United States: Neither we, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common shares and the distribution of this prospectus outside the United States.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this prospectus are based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the Canadian mining industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

Our reporting currency and our functional currency is the Canadian dollar. This prospectus contains conversions of Canadian dollars into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Canadian dollars into U.S. dollars in this prospectus were made at a rate of C$1.3532 per US$1.00, the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board in effect as of December 31, 2022. All amounts in this prospectus are expressed in Canadian dollars, except where otherwise indicated. References to “$” or “C$” is to Canadian dollars and references to “US$” are to U.S. dollars. References to quarters are to calendar quarters unless otherwise specified.

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SCIENTIFIC AND TECHNICAL INFORMATION

Cautionary Note Regarding Presentation of Mineral Reserve and Mineral Resource Estimates

Estimates of mineral resources and other disclosures in this prospectus regarding our mineral properties have been prepared in compliance with subpart 1300 of SEC Regulation S-K, or S-K 1300, or the SEC Mining Modernization Rules.

Certain of our disclosures outside this prospectus do not comply with the SEC Mining Modernization Rules, and instead are prepared in accordance with Canadian regulatory requirements, including Canada’s National Instrument 43-101, or NI 43-101. Prospective investors should be aware that there are differences between the SEC Mining Modernization Rules and NI 43-101, and therefore our disclosures outside this prospectus, which are not part of this prospectus, may differ from our disclosures in this prospectus. Our disclosures outside this prospectus are not part of this prospectus and should not be relied upon by prospective investors in connection with this offering.

In addition, certain Canadian foreign private issuers who file registration statements and reports with the SEC using the Canada-U.S. multi-jurisdictional disclosure system are exempt from the requirement to comply with the SEC Mining Modernization Rules. Should we become eligible for the multi-jurisdictional disclosure system, we may discontinue complying with the SEC Mining Modernization Rules and may begin complying only with NI 43-101, in which case our disclosures regarding our mineral properties may differ from disclosures made by similarly situated companies that are subject to the SEC Mining Modernization Rules.

We are an exploration-stage company and all of our mineral properties are exploration-stage properties. We have not declared mineral reserves on any of our properties. We have declared mineral resources on one of our properties, the Zoro Property.

Qualified Person Statement

Some scientific and technical information contained herein with respect to the Zoro Property is derived from the Initial Assessment titled “Technical Report on the Zoro Lithium Project, Snow Lake, Manitoba”, prepared for us by Mark A.F. Fedikow and Scott Zelligan with an effective date of January 16, 2023, a copy of which is an exhibit to this prospectus. We refer to this report herein as our S-K 1300 Report. The scientific and technical information related to the Zoro Property contained in the S-K 1300 Report and reproduced in this prospectus has been approved by Mark A.F. Fedikow and Scott Zeligan. All scientific and technical information regarding our mineral properties that is included in this prospectus, but not derived from our S-K 1300 Report, has been reviewed and approved by Mark A.F. Fedikow. Dr. Fedikow, P. Eng., P. Geo, is a “Qualified Person” within the meaning of S-K 1300. Dr. Fedikow holds Honors B.Sc. and M.Sc. degrees in geology, geophysics, and geochemistry from the University of Windsor (Canada) and a Ph.D. in exploration geochemistry from the School of Applied Geology, University of New South Wales in Sydney (Australia).

Dr. Fedikow currently serves as our Vice President of Exploration, and is, accordingly, one of our affiliates. He serves in that position as a consultant; he is not an employee of any company. He is not affiliated with any other entity that has any ownership, royalty or other interest in any of our properties. Mr. Zelligan, P. Geo, is also a Qualified Person within the meaning of S-K 1300. Mr. Zelligan has 15 years of experience in exploration, production, and resource estimation in both Canada and abroad. Mr. Zelligan is a professional geoscientist registered in the Province of Ontario. Mr. Zelligan is not an employee or affiliate of us. He is a self-employed, independent resource geologist. He is not affiliated with any other entity that has an ownership, royalty or other interest in the Zoro Property.

GLOSSARY OF MINING TERMS

The following is a glossary of certain mining terms that may be used in this prospectus.

Assay	A metallurgical analysis used to determine the quantity (or grade) of various metals in a sample.

Be	Beryllium.

Claim	A mining right that grants a holder the exclusive right to search and develop any mineral substance within a given area.

Concentrate	A clean product recovered in flotation, which has been upgraded sufficiently for downstream processing or sale.

Core Drilling	A specifically designed hollow drill, known as a core drill, is used to remove a cylinder of material from the drill hole, much like a hole saw. The material left inside the drill bit is referred to as the core. In mineral exploration, cores removed from the core drill may be several hundred to several thousand feet in length.

Cs	Caesium.

Cut-Off Grade	The grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio.

Deposit	An informal term for an accumulation of mineralization or other valuable earth material of any origin.

Dilational Structure	Structures composed of mechanisms whose only degree of freedom corresponds to dilation.

Drift	A horizontal or nearly horizontal underground opening driven along a vein to gain access to the deposit.

Dyke	A long and relatively thin body of igneous rock that, while in the molten state, intruded a fissure in older rocks.

Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Flotation	A milling process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.

Feasibility Study	A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed s of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.

GPS	Global Positioning System, an accurate worldwide navigational and surveying facility based on the reception of signals from an array of orbiting satellites.

Grade	Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With Lithium, this is typically expressed as a percentage of ore that comprises Lithium. With gold, the grade is typically expressed as grams per tonne (g/t) or ounces per tonne (opt).

Greywacke	A variety of sandstone generally characterized by its hardness, dark color, and poorly sorted angular grains of quartz, feldspar, and small rock fragments set in a compact, clay-fine matrix.

Ha	Hectare - An area totaling 10,000 square meters or 2.47 acres.

Indicated Mineral Resource	An indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

Initial Assessment	A preliminary technical and economic study of the economic potential of all or parts of mineralization to support the disclosure of mineral resources. The initial assessment must be prepared by a qualified person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of mineral resources but cannot be used as the basis for disclosure of mineral reserves.

Inferred Mineral Resource	An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

KM	Kilometre(s). Equal to 0.62 miles.

LCE	Lithium Carbonate Equivalent - Trade in lithium is largely centered around key lithium raw materials and chemicals such as spodumene concentrate, lithium carbonate and lithium hydroxide, which vary significantly in their lithium content. To normalize this varied lithium content data, market participants will often also report data in terms of a “lithium carbonate equivalent,” or “LCE.”

Lithology (ies)(ic)	The character of a rock formation, a rock formation having a particular set of characteristics.

Li2O	Lithium Oxide

M	Metre(s). Equal to 3.28 feet.

Mafic	Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

Massive	Said of a mineral deposit, especially of sulfides, characterized by a great concentration of mineralization in one place, as opposed to a disseminated or vein-like deposit.

Measured Mineral Resource	A measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

Metallurgy	The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.

Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

Mineral Deposit	A mass of naturally occurring mineral material, e.g. metal ores or nonmetallic minerals, usually of economic value, without regard to mode of origin.

Mineralization	A natural occurrence in rocks or soil of one or more yielding minerals or metals.

Mineral Reserve	An estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted

Mineral Resource	A mineral resource is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

Mt	Metric tonne. Metric measurement of weight equivalent to 1,000 kilograms or 2,204.6 pounds.

Ore	Mineralized material that can be extracted and processed at a profit.

Pegmatite	An igneous rock, formed by slow crystallization at high temperature and pressure at depth, and exhibiting large interlocking crystals usually greater in size than 2.5 cm (1 in).

PFS or Preliminary Feasibility Study

A PFS or Preliminary Feasibility Study (or pre-feasibility study) is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a qualified person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product.

(1) A pre-feasibility study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a qualified person to determine if all or part of the indicated and measured mineral resources may be converted to mineral reserves at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable.

(2) A pre-feasibility study is less comprehensive and results in a lower confidence level than a feasibility study. A pre-feasibility study is more comprehensive and results in a higher confidence level than an initial assessment.

Probable Mineral Reserve	The economically mineable part of an indicated, and in some circumstances, a measured mineral resource.

Proven Mineral Reserve	The economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

Qualified Person(nel) or QP

An individual who is:

(1) A mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and

(2) An eligible member or licensee in good standing of a recognized professional organization at the time the technical report is prepared. For an organization to be a recognized professional organization, it must:

(i) Be either:

(A) An organization recognized within the mining industry as a reputable professional association; or

(B) A board authorized by U.S. federal, state or foreign statute to regulate professionals in the mining, geoscience or related field.

(ii) Admit eligible members primarily on the basis of their academic qualifications and experience;

(iii) Establish and require compliance with professional standards of competence and ethics;

(iv) Require or encourage continuing professional development;

(v) Have and apply disciplinary powers, including the power to suspend or expel a member regardless of where the member practices or resides; and

(vi) Provide a public list of members in good standing.

Reclamation	Restoration of mined land to original contour, use, or condition where possible.

Residual Magnetic Maps	Measure magnetic variation or susceptibility. Magnetic residual maps reveal much more detailed geologic features—in particular, the geometry and configuration of individual basement blocks. They bring out the subtle magnetic anomalies that result from the changes in rock type across basement block boundaries. Residual maps show local magnetic variations, which may have exploration significance.

Spodumene	A pyroxene mineral consisting of lithium aluminum inosilicate, LiAl(SiO3)2, and is a source of lithium.

SC6	A spodumene concentrate with 6% lithium content.

Sedimentary	Said of rock formed at the Earth’s surface from solid particles, whether mineral or organic, which have been moved from their position of origin and re-deposited, or chemically precipitated.

Strike	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

Ta	Tantalum.

tonne	A metric ton of 1,000 kilograms (2,205 pounds).

Troy Ounce	A measure of weight in gold and other precious metals which is 31.2 grams as distinct from an imperial ounce which is 28.4 grams.

μm	Micrometer.

UTM	Universal Transverse Mercator, which is a coordinate system that divides the world into sixty north-south zones, each 6 degrees longitude wide. Unitied States Geological Surveys (“USGS”) often show these coordinates on a topographic map. UTM zones are numbered consecutively beginning with Zone 1, which includes the westernmost point of Alaska, and progressing eastward to Zone 19, which includes Maine. If UTM ticks are shown on a USGS topographic map, the zone is indicated in the credit legend in the lower left corner of the map collar.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common shares. You should carefully read the entire prospectus, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this prospectus, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

In this prospectus, “we,” “us,” “our,” “our company,” “Foremost Lithium” and similar references refer to Foremost Lithium Resource and Technology Ltd. and its consolidated subsidiaries.

Our Company

Overview

We are an exploration stage lithium mining company with properties located in Manitoba, Canada. We control exploration stage lithium properties in the Snow Lake region of Manitoba encompassing over 42,000 acres (17,100 hectares) consisting of 78 mineral claims which are referred to herein as the Zoro Property, the Jean Lake Property, the Grass River Property, the Peg North Property, and the Jol Property. We collectively refer to our Zoro, Jean Lake, Grass River and Peg North Properties, which we consider to be our material properties, as our Lithium Lane Properties; we consider the Jol Property and our Winston Property to be non-core properties. We seek to become one of the first North American companies to produce high quality SC6 that could be used to produce battery-grade lithium hydroxide (“LiOH”). LiOH is a strategic battery mineral mainly used as a component in the production of lithium-ion (“Li-ion”) batteries. Li-ion batteries power the daily use of consumer electronics, enable electrification of the transportation sector, and provide stationary grid storage, which is critical to meeting the needs of the electric vehicle industry.

Our primary focus is conducting discovery exploration for lithium at our Lithium Lane Properties. We are strategically located to supply the U.S. “Auto Alley,” from Michigan to the southern United States (“U.S.”), and the European battery market via our nearby access to the Hudson Bay Railway and the Port of Churchill. With access to renewable hydroelectric energy produced in Manitoba, we believe we have the potential to be a supplier in North American mined lithium with the benefit of hydroelectric power, substantially all of which is produced from sustainable, local sources.

450,000 mE
457,500 mE
465,000 mE
472,500 mE
480,000 mE
6,097,500 mN
6,090,000 mN
6,082,500 mN
6,075,000 mN
Prov. of Manitoba
N
W
E
S
Morris Lake
Niblock Lake
Snow Lake Airport
Crowduck Bay
Roberts Lake
Dion Lake
Wekusko Lake
Legend
Peg North
Zoro Property
GRC Property
Jean Lake Property
Jol Property
Powerline
mE = Meters East
mN = Meters North
FOREMOST LITHIUM
Foremost Lithium Snow Lake Properties
Snow Lake, Manitoba
Claim Status
0
5
Kilometers

Figure 1 – A map of our property in Snow Lake depicting our Lithium Lane Properties

Our Lithium Lane Properties are located along pegmatite fields that are proximal to or abut the Crowduck Bay fault structure, a key metallognetic feature for lithium-bearing pegmatite in the Snow Lake area. To date, we have invested approximately $9,500,000 of capital in the Lithium Lane Properties. Historical drilling has been documented on all the Lithium Lane Properties, and we have declared an inferred mineral resource on our Zoro Property. To prove our lithium resource on the Lithium Lane Properties, we will need to engage in a drilling program that will require additional capital expenditure for each of the four Lithium Lane Properties. We expect that this offering will provide us with the funds needed to complete our planned exploration drilling program so that we can decide which of the Lithium Lane Properties properties to next move forward to an Initial Assessment.

We also own a 100% interest in an exploration stage gold/silver property located in New Mexico USA, referred to herein as the Winston Property. The Winston Property has promising geology, and there are plans for a 2023 summer drill program. We will consider options to enable value to be unlocked from the Winston Property, which could include a spin out or joint venture with precious metals focused participants.

Lithium Industry

We believe that the full electrification of a global automobile fleet has begun. Demand for electric vehicles (“EVs”) is being driven by conscious consumers who take the threat of global warming seriously and who have forced a universal commitment from the manufacturing industry to produce cars to match their environmentally conservative outlook. In addition, the secretary-general of the United Nations has declared fossil fuels to be a clear and present danger, saying that promoters of fossil fuels have been undermining climate policies with pseudo-science and public relations. Therefore, government policies and regulations may be an additional market driver for increased lithium demand. During the coming years, the achievement of this fleet conversion will be the primary challenge for the worldwide automobile industry and the determining factor will not be design or engineering, but batteries. Based on today’s predictions of the trajectory of future EV growth, the world will not have sufficient battery capacity to match growing demand. Today’s global fleet of approximately 1.4 billion automobiles includes 10 million plug-in EVs, an increase from only one million of such EVs in 2015. Extrapolating the growth trajectory of EV demand, we believe that current industrial infrastructure is not scaled sufficiently to meet the coming demand.

The Inflation Reduction Act signed into law by U.S. President Joe Biden in August 2022 has several provisions that we believe will stimulate U.S. demand for EVs and motivate producers to shift their battery supply chain to North America. The new law extends availability of the $7,500 credit on the purchase of new EVs and eliminates the cap on the number of cars that can qualify. The new law also provides that, starting January 1, 2024, EVs will not qualify for the credit if any part of the battery is made in China. As a result, we anticipate that EV makers in the U.S. will demand batteries that exclude China from the supply chain. Given China’s preeminent position in the battery supply chain currently, we believe that the Inflation Reduction Act will be a strong motivation for producers of lithium hydroxide and other lithium products to locate in North America, which will increase demand for lithium from North American sources.

Sales and production of EVs continue to accelerate globally, with double-digit annual growth expected over the next decade. To keep the expansion and development of EVs charging ahead, vehicle manufacturers, automotive suppliers and governments are plugging in more investment to regional supply chains and gigafactory networks for Li-ion batteries.

Original equipment manufacturers (“OEMs”) including Tesla, Volkswagen Group, BMW, General Motors, Geely, Ford and many more are investing billions of dollars to secure lithium supply, diversify suppliers and to expand Li-ion battery and battery pack production. Many vehicle manufacturers and lithium cell suppliers are planning battery gigafactories that will be several times larger than the current largest global gigafactory, the Tesla Gigafactory 1 in Nevada (including Tesla, which is building a new gigafactory network that spans the United States, China and Germany).

Rising demand for and production of Li-ion batteries is leading to the emergence of major battery cell suppliers, including LG Chem, SK Innovation, CALT and Panasonic, along with startup EV battery players like Northvolt, Farasis, SVOLT and many more across the supply chain. At the same time, OEMs are diversifying their suppliers and ramping up production of Li-ion batteries, with OEMs including Volkswagen Group, General Motors, Stellantis and Ford looking to the Tesla and Panasonic model of joint venture Li-ion battery production – or even looking to in-house lithium mining and gigafactory operations.

Driving demand was the EV sector where, although final numbers are not yet in for 2022, we anticipate sales of 6.2 million EVs (a 103% increase over the prior year) with 3.1 million in China, 2.1 million in Europe and 0.7 million in North America. On the supply front, producers in Western Australia were able to lift production (Greenbushes, Pilbara) as did South American brine producers (Albemarle, SQM). However, with little available inventory and the major lithium mining producers not releasing volumes, those without captive supply were left to fight it out for feedstock tonnes. While we witnessed some increase in sector consolidation during the first half of the year (Galaxy & Orocobre, IGO & Tianqi), it was the second half of the year where a “scramble for resources” hit overdrive. Chinese companies Ganfeng and CATL were the most aggressive, taking out or buying into five projects in 2H’21, and spending a combined US$2 billion in the process. Overall, we estimate a total of US$7 billion was spent on M&A during 2021 up from US$400 million in 2020. 2021 also saw Automotive OEMs and battery producers invest in a pipeline of battery manufacturing capacity. A notable announcement was Volkswagen’s commitment to build six 40GWh battery factories in Europe by 2030 (equates to approximately 350 thousand tonnes (“KT”) of LCE demand).

The table below shows the expected increase in lithium consumption through 2025.

Figure 2 – Bloomberg forecast of global lithium demand

Raw material availability is the biggest constraint to produce lithium carbonate and hydroxide. While risk-adjusted capacity at the mine level is projected to reach around 673,000 tons of LCE in 2022, demand is forecast to exceed 676,000 tons LCE. The lithium industry could struggle to meet growing demand from EVs unless new projects are ramped up quickly over the next two years.

 Figure 3 – Benchmark tracking of lithium prices

Figure 4 – Benchmark tracking of lithium prices. The Y-Axis on the left (US$/mt) refers to dollar amounts in the lawful currency of the United States per metric ton. The Y-Axis on the right (mt) refers to metric tons.

 Figure 5 – Platt’s lithium carbonate-hydroxide spread CIF North Asia

Electric mobility is one of the solutions being incentivized around the globe in varying magnitudes. Nevertheless, its implementation presents challenges to keep up with the growing demand of electric batteries and risks in the lithium supply chain. A sustainable approach is needed to address the challenges from the extraction of this critical raw material, which is crucial in the fight against climate change.

Figure 6 – Fastmarkets battery grade assessments

We are focused on playing a critical role in the production of ethically produced battery-grade lithium hydroxide. Each of our prospective lithium projects are in the exploration phase and its objectives of its business activities are to initially target extraction of Li2O from the project sites and to subsequently play a role in the production of high-quality LiOH.

We intend to achieve our environmental, sustainability and governance friendly strategy through utilization and operation of the following initiatives and resources:

●	Power to operate our future lithium mine is expected to be supplied by Manitoba Hydro on a 97% renewable basis.

●	The global lithium-ion battery market size is expected to reach USD $182.53 billion by 2030. The Biden Administration has put forward an aggressive agenda to address the climate crisis including the Inflation Reduction Act passed in August of 2022. Stringent requirements have been set-forth towards the application of a $7,500 tax credit when purchasing an electric vehicle, including that 40% of the minerals contained in the vehicle’s battery must have been extracted or processed in the U.S. or in a nation that has a free trade agreement with the U.S. That percentage requirement gradually increases to 80% by 2027. Most recently, on April 10, 2023, The New York Times reported that the Biden Administration is setting to put forth the most rigorous anti-auto pollution policies ever designed, to ensure that all-electric cars make up as much as 67 percent of new passenger vehicles sold in the country by 2032. With these continued mandates to build a clean, carbon-free, neutral environment, and lithium playing a key role for years to come, we feel our Lithium Lane Properties is perfectly situated with key strategic advantages.

●	The Arctic Gateway Group’s Hudson Bay Railway lines, located within 30 kilometers of our Lithium Lane Properties, will connect our lithium mining operations to the North American auto industry with a minimum carbon footprint, with total mine to manufacturer distance of less than 1,000 miles, the majority of which being rail.

We believe that these factors will give us a unique opportunity to generate substantial enterprise value by building a business that delivers fully verifiable, environmentally friendly lithium to a rapid growth market.

Our Strategy, Exploration to Discovery

A disciplined exploration to build value.

Figure 7 – Exploration to discovery process

We have 78 claims on over 42,000 acres. Our exploration efforts have confirmed 40 known pegmatite dykes and 30 follow up drill targets. The company follows the same scientific methodical approach before drill programs to de-risk drill targets and ensure highest probability of a successful drill program. These steps include:

●	First pass prospecting of outcrop areas on the claim block focusing on known pegmatites as well as additional lithium-bearing pegmatites

●	Drone-Assisted Magnetic Survey. This technology aids the Company by utilizing 3D technology to define the extent and magnetic signature of the spodumene pegmatite dykes and enclosing geologic environment

●	Surficial geochemical surveys including Mobile Metal Ions (“MMI”) Technology is utilized to help delineate new targets and is integrated with other geoscientific databases

●	Ground truthing – boots on the ground, visual reference

●	Determine targets and follow up with drill program

●	Further in-fill drilling; discovery of mineral resources

Our strategy is supported by the following competitive advantages:

●	Possible future mines can gain access to Manitoba produced 97%+ renewable energy to enable ore to be processed into SC6 with the benefit of fully renewable sources of energy.

●	Strategic location in the heart of North American market close to highways, rail, power lines and water.

●	Operating in a mining friendly jurisdiction with excellent mining infrastructure.

●	The combination of the benefits of mining under an energy ecosystem substantially all of which is renewable, a location in a mining friendly jurisdiction, and strategic proximity to the major U.S. EV manufacturing markets, makes us an attractive source for offtake agreements with and capital provided by lithium battery and/or EV manufacturers who will need to secure their raw material supplies.

Our Growth Strategies

Figure 8 – Growth Strategies

We have developed a strategic plan for further exploration and development of the Lithium Lane Properties that includes the following milestones:

●	Aggressively scale-up and continue exploration and expansion of the discovered spodumene pegmatite dykes on each of the Lithium Lane Properties. This includes 16 dykes on the Zoro Property; 2 dykes on the Jean Lake Property; 17 dykes on the Grass River Property; and 5 dykes on the Peg North Property. To date, one dyke on the Zoro Property has yielded an inferred mineral resource.

●	Continue exploration of additional prospects located on our Lithium Lane Properties with the goal to add additional tonnage through further subsurface characterization and subsequent drilling. We also intend to explore for extensions to the existing mineral resources and other potential mineralization within all the Lithium Lane Properties.

●	Market our lithium while still in the ground directly to battery suppliers and vehicle manufacturers as our ore has achieved a global lithium recovery of 81.6% and near 6% Li2O concentrate, demonstrating that we can produce battery-grade lithium hydroxide and/or carbonate.

●	Solidify and broaden engagement with strategic partners by delivering a saleable LiOH monohydrate product suitable for due diligence purposes as required by qualified Li-ion battery manufacturers.

●	Create a revenue stream by the direct shipping ore (“DSO”) to mines in the area.

Our Risks and Challenges

Our prospects should be considered along with the risks, uncertainties, expenses and difficulties frequently encountered by similar companies. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following:

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We have a limited operating history and have not yet generated any revenues.

●	Our consolidated financial statements have been prepared on a going concern basis and our financial status creates a doubt whether we will continue as a going concern.

●	If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed.

●	All our business activities are now in the exploration stage and there can be no assurance that our exploration efforts will result in the commercial development of mines.

●	Our inferred mineral resources described in our most recent S-K 1300 compliant report are only estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized. Ongoing exploration drilling is required to upgrade our inferred resource to an indicated reserve however there is a risk that additional drilling may not be successful and fail to upgrade the inferred to indicated. Further drilling and other work will be required to determine whether the Lithium Lane Properties contain proven or probable mineral reserves and there can be no assurance that we will be successful in our efforts to prove our resource.

●	Mineral exploration and development are subject to extraordinary operating risks. We currently do not insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which could have an adverse impact on us;

●	Our business operations are exposed to a high degree of risk associated with the mining industry.

●	We may not be able to obtain or renew licenses or permits that are necessary to our operations.

●	Our Lithium Lane Properties may face indigenous land claims.

●	Volatility in lithium prices and lithium demand may make it commercially unfeasible for us to develop our Lithium Lane Properties.

●	There can be no guarantee that our interest in the Lithium Lane Properties is free from any title defects.

●	Our mining operations are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals and other critical supplies.

●	We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles; and

●	If key personnel leave our company, we would be harmed since we are heavily dependent upon them for all aspects of our activities.

Risks Related to This Offering and Ownership of Our Common Shares

Risks and uncertainties related to this offering and our common shares include, but are not limited to, the following:

●	We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

●	If through additional drilling we are not able to prove our resource according to the SEC’s Mining Modernization Rules, your investment in our common shares could become worthless.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the prospectus based on foreign laws.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

●	Future issuances of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our common shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common shares; and

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

In addition, we face other risks and uncertainties that may materially affect our business prospects, financial condition, and results of operations. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our common shares.

Our Corporate Structure

FAR Resources Ltd. was incorporated under the Business Corporations Act of British Columbia (“BCBCA”) on July 7, 2005 (Number: BC0729352). The Company changed its name to Foremost Lithium Resource & Technology Ltd. on January 4, 2022. The Company currently has two wholly owned subsidiaries, Sequoia Gold & Silver Ltd. (“Sequoia”), a British Columbia Company, and Sierra Gold & Silver Ltd, a New Mexico company (“Sierra”). Sequoia is inactive and has no assets. Sierra holds the Company’s Winston property in New Mexico, USA.

Foremost Lithium Resource & Technology Ltd. (formerly Far Resources Ltd.) (the “Company”) which was incorporated under the laws of the Province of British Columbia, is a public company listed on the Canadian Securities Exchange (the “CSE”) and trades under the symbol FAT.On February 14, 2022, the Company began trading on the OTCQB Venture Market under United States under the symbol FRRSF.

Corporate Information

Our corporate address is Suite 2500 - 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3 Canada. Our company email address is info@foremostlithium.com.

Our registered office is located at Suite 2500 - 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3 Canada.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

Our website can be found at https://www.foremostlithium.com/. The information contained on our website is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our common shares.

Implications of Being an Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the Jumpstart Our Business Act of 2012, as amended, or the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements, including:

•	an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our financial statements.

In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our consolidated financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non- convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

Once the registration statement of which this prospectus is a part is declared effective by the SEC, we will become subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements we will file certain reports with the SEC. As a foreign private issuer, we will not be subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, although we report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also will have four months after the end of each fiscal year to file our annual reports with the SEC and we will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. We also present our consolidated financial statements pursuant to International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, instead of pursuant to U.S. generally accepted accounting principles. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we will also not be subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to shareholders of U.S. domestic reporting companies.

In addition, as a foreign private issuer, we will be permitted, and intend to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of Nasdaq for domestic U.S. issuers. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting company. We intend to continue to take advantage of the exemptions available to us as a foreign private issuer during and after the period we qualify as an emerging growth company.

The Offering

Shares offered	common shares

Common shares outstanding immediately before the offering	common shares.

Common shares outstanding immediately after the offering	common shares (or common shares if the underwriters exercise the over-allotment option in full).

Over-allotment option	We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the common shares sold in the offering ( additional shares) at the public offering price, less the underwriting discounts.

Use of proceeds

We expect to receive net proceeds of approximately US$         million from this offering, assuming a public offering price of US$         per share and no exercise of the underwriters’ over-allotment option, and after deducting estimated underwriting discounts and estimated offering expenses payable by us.

A significant portion of the net proceeds will be used to conduct exploration activities to further define and develop quality targets on our Lithium Lane Properties for future drill programs with the ultimate goal of expanding the amount of S-K 1300 compliant resource. See “Use of Proceeds” for more information on the use of proceeds.

Risk factors	Investing in our common shares involves a high degree of risk and purchasers of our common shares may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Lock-up	We, all of our directors and officers, and holders of 5% or greater of our common shares, have agreed with the underwriters, subject to certain exceptions, not to offer, pledge, sell, transfer or dispose of, directly or indirectly, any of our common shares or securities convertible into or exercisable or exchangeable for our common shares for a period of (i) three months after the closing of this offering in the case of our company, (ii) six months after the closing of this offering in the case of our directors and officers, and (iii) three months after the closing of this offering in the case of holders of 5% or greater of our common shares. See “Underwriting” for more information.

Proposed trading market and symbol	In connection with this offering, we intend to file an application to list our common shares under the symbol “FMST” on the Nasdaq Capital Market. If our application is not approved by the Nasdaq Capital Market, we will terminate this offering.
Transfer Agent and Registrar	The transfer agent and registrar for our common shares in the United States will be Odyssey Trust Company. The address for is United Kingdom Building 350 – 409 Granville Street Vancouver BC V6C 1T2, and the telephone number is 888-290-1175.

The number of common shares outstanding immediately following this offering is based on 198,480,799 shares outstanding as of April 12, 2023, and excludes:

●	11,315,000 common shares issuable upon the exercise of outstanding options under our Stock Option Plan (2021) at a weighted average exercise price of C$0.222 (approximately US$0.186) per share.
●	1,488,235 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of C$0.144 (approximately US$0.106) per share; and
●	up to common shares issuable upon exercise of the representative’s warrants issued in connection with this offering.

Except as otherwise indicated herein, all information in this prospectus assumes or gives effect to:

●	a 1-for- stock split of our common shares effected on , 2023 pursuant to which (i) every outstanding common shares was decreased to one common share, (ii) the number common shares for which each outstanding warrant and option to purchase common shares is exercisable was proportionally decreased on a 1-for-basis and (iii) the exercise price of each outstanding warrant and option to purchase common stock was proportionately increased on a 1-for-basis (the “Reverse Stock Split”). No fractional shares will be issued as a result of the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split shall be rounded up to the nearest whole share; and
●	no exercise by the underwriters of their option to purchase an additional common shares.

Summary Consolidated Financial Information

The following selected historical financial information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in the prospectus and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

The following summary consolidated financial data as of March 31, 2022 and 2021. This information is derived from our audited consolidated financial statements and our interim nine-month consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with IFRS. Our historical results for any period are not necessarily indicative of our future performance.

	For the Years Ended				For the Nine Months Ended
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Statements of Loss Data	$	$	US$	US$	$	$	US$	US$
Total operating expenses	4,073,745	2,627,643	3,010,498	1,941,828	3,455,990	1,212,979	2,553,977	896,392
Total other loss (income)	(77,177)	(15,335)	(57,034)	(11,333)	(4,090,616)	(96,488)	(3,022,966)	(71,305)
Net loss	4,150,922	2,612,308	3,067,531	1,930,496	(634,626)	1,116,491	(468,989)	825,087
Net loss per share – basic and diluted	0.03	0.02	0.02	0.01	0.00	0.01	0.00	0.00
Weighted average shares outstanding – basic and diluted	163,831,333	139,875,639			195,418,386	159,803,173

			As Adjusted*
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Statements of Financial Position Data	$	US$	$	US$
Cash	235,455	174,001
Current assets	434,117	320,812
Total assets	7,918,078	5,851,460
Current liabilities	1,101,946	814,338
Total liabilities	1,176,332	369,310
Shareholders’ equity	6,741,746	4,982,151
Total liabilities and shareholders’ equity	7,918,078	5,851,460

* This column is adjusted by adding the net proceeds to the cash on hand and shareholders’ equity.

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before purchasing our common shares. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating our business and prospects difficult and may increase the risk of your investment. We were formed in 2005 and we have not yet begun commercial mining of lithium. To date, we have no revenues. We are in the exploration stage of our development with the potential to establish commercial operations still unknown and we do not expect to start generating revenues until the fourth quarter of 2024, at the earliest. We intend to proceed with the development of the Lithium Lane Properties through economic and technical studies such as PEAs and PFSs and, provided the results are positive, through to a Feasibility Study and mine development. We intend to derive substantial revenues from becoming a strategic supplier of SC6 to producers of battery-grade LiOH that supply the growing electric vehicle and battery storage markets. Our planned exploration and development of mineral resources, primarily lithium, will require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

Our consolidated financial statements have been prepared on a going concern basis and our financial status creates a doubt about whether we will continue as a going concern.

Our consolidated financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The consolidated financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

If we do not obtain additional financing, our business may be at risk, or the execution of our business plan may be delayed.

We have limited assets upon which to commence our business operations and to rely otherwise. As of December 31, 2022, we had cash of $2,312,446 (US$1,708,898) and during the years ended March 31, 2022 and 2021, we had a net loss of $4,150,922 (US$3,067,531) and $2,612,308 (US$1,930,496), funds, we will need to seek additional funds in the future through debt financings or strategic alliances with third parties, either alone or in combination with equity financings to complete our lithium exploration initiatives. Additional funding will be needed to implement our business plan that includes various expenses such as continuing our mining exploration program, legal, operational set-up, general and administrative, marketing, employee salaries and other related start-up expenses. Obtaining additional funding will be subject to various factors, including general market conditions, investor acceptance of our business plan and ongoing results from our exploration efforts. These financings could result in substantial dilution to the holders of our common shares or require contractual or other restrictions on our operations or on alternatives that may be available to us. If we raise additional funds by issuing debt securities, these debt securities could impose significant restrictions on our operations. Any such required financing may not be available in amounts or on terms acceptable to us, and the failure to procure such required financing could have a material and adverse effect on our business, financial condition, and results of operations, or threaten our ability to continue as a going concern.

We may not be able to acquire additional funds on acceptable terms, or at all. If we are unable to raise adequate funds, we may have to delay, reduce the scope of or eliminate some or all our planned exploration programs. If we do not have, or are not able to obtain, sufficient funds, we may be required to delay further exploration, development, or commercialization of our expected mineral resources, if and when verified. We also may have to reduce the resources devoted to our mining efforts or cease operations. Any of these factors could harm our operating results.

Our business is subject to operational risks that are generally outside of our control and could adversely affect our business.

Mineral mining sites, like the sites where our Lithium Lane Properties are located, by their nature are subject to many operational risks and factors that are generally outside of our control and could adversely affect our business, operating results, and cash flows. These operational risks and factors include the following:

●	unanticipated ground and water conditions.
●	adverse claims to water rights and shortages of water to which we have rights.
●	adjacent land ownership that results in constraints on current or future operations.
●	geological problems, including earthquakes and other natural disasters.
●	metallurgical and other processing problems.
●	the occurrence of unusual weather or operating conditions and other force majeure events.
●	lower than expected ore grades or recovery rates.
●	accidents.
●	delays in the receipt of or failure to receive necessary government permits.
●	the results of litigation, including appeals of agency decisions.
●	uncertainty of exploration and development.
●	delays in transportation.
●	interruption of energy supply.
●	labor disputes or labor shortages.
●	inability to obtain satisfactory insurance coverage; and
●	the failure of equipment or processes to operate in accordance with specifications or expectations.

Any one or more of these factors or other risks could cause us not to realize the anticipated benefits from our properties and could have a material adverse effect on our financial condition.

All of our business activities are now in the exploration stage and there can be no assurance that our exploration efforts will result in the commercial development of a lithium mine.

All our operations are at the exploration stage and there is no guarantee that any such activity will result in commercial production of lithium mineral deposits. Very limited drilling has been conducted on our Lithium Lane Properties to date, which makes the extrapolation of an S-K 1300 compliant indicated or inferred resource to an S-K 1300 probable or proven reserve and to commercial viability impossible without further drilling. We intend to engage in that additional exploratory drilling with proceeds from this offering, but we can provide no assurance of future success from our planned additional drilling program. The exploration for lithium deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish proven mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by us, or any future development programs will result in a profitable commercial mining operation. There is no assurance that our mineral exploration activities will result in any discoveries of commercial quantities of lithium. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on several factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted. Our long-term profitability will be in part directly related to the cost and success of our exploration programs and any subsequent development programs.

Our mineral resources may be significantly lower than expected.

We are in the exploration stage and our planned principal operations have not commenced. While we have declared an inferred mineral resource on our Zoro Property, inferred mineral resources have a great degree of uncertainty and cannot form the basis of a mineral reserve. There can be no assurance that our inferred mineral resources will ever be upgraded to a higher category of mineral resources. There is currently no commercial production on the Lithium Lane Properties, and we have not yet completed a PFS or Feasibility Study on any of our properties. You should not rely on the S-K 1300 Report as an indication that we will have successful commercial operations in the future. Even if we prove reserves on the Lithium Lane Properties, we cannot guarantee that we will be able to develop and market them, or that such production will be profitable.

Any inferred resource figures presented in this prospectus are estimates from the written reports of technical personnel and mining consultants who were contracted to assess the mining prospects. Resource estimates are a function of geological and engineering analyses that require us to forecast production costs, recoveries, and metals prices. The accuracy of such estimates depends on the quality of available data and of engineering and geological interpretation, judgment, and experience. Estimated inferred lithium resources may not be upgraded to measured or indicated or to probable or proved reserves, and any reserves may not be realized in actual production and our operating results may be negatively affected by inaccurate estimates. Additionally, resource estimates do not determine the economics of a mining project and even if an economic assessment is produced, we cannot guarantee that it will reflect positive economics for our mining resources or that we will be able to execute our plans to create an economically viable mining operation.

Our mineral resources described in our most recent S-K 1300 compliant inferred mineral resource report are only estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized.

We intend to continue exploration on our Lithium Lane Properties, and we may or may not acquire additional interests in other mineral properties. The search for mineral deposits as a business is extremely risky. We can provide investors with no assurance that exploration on our current properties, or any other property that we may acquire, will establish that any commercially exploitable quantities of mineral deposits exist. Additional potential problems may prevent us from discovering any mineral deposits. These potential problems include unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. If we are unable to establish the presence of viable lithium mineral deposits on our properties, our ability to fund future exploration activities will be impeded, we will not be able to operate profitably, and investors may lose all their investment in our company.

We have no history of mineral production.

We are an exploration stage company and have no history of mining or refining mineral products from our properties. As such, any future revenues and profits are uncertain. There can be no assurance that our Lithium Lane Properties will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. We will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that we will generate revenue from any source, operate profitably or provide a return on investment in the future.

Lithium mining and production is relatively new to the Province of Manitoba and the Snow Lake area.

If lithium resources on the Lithium Lane Properties are proven, we intend to work towards entering the production stage of our operations. We will not use diesel or gasoline fuel for any of our processing activities. This means that the processing of our spodumene will be conducted through a fully electrified process not using any fossil fuels to generate the electrical power needed to run our operations. Lithium mining and processing the pore to spodumene has occurred at the Tanco mine located northeast of Winnipeg. Locating the necessary experts and work force that are familiar with and trained in this mining process may be a challenge and our success may be hindered by the lack of historical familiarity with the processes and challenges faced in lithium mining and production.

Mineral exploration and development are subject to extraordinary operating risks. We currently do not insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which could have an adverse impact on us.

Exploration and mining operations generally involve a degree of risk. Our operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of rare earth metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to property and environmental damage, all of which may result in possible legal liability. Although we expect that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geo-mechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of our operations that would have a material adverse effect on our business, financial condition, results of operations and prospects.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a mineral deposit may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral resources and reserves, to develop metallurgical processes and to construct mining and processing facilities and infrastructure at a particular site. It is impossible to ensure that the exploration or development programs planned by us will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on several factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in the discovery of mineral resources or the development of commercial quantities of mineral reserves.

Our development projects have no operating history upon which to base estimates of future capital and operating costs. Mineral resource and reserve estimates and estimate of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades to be mined and processed, ground conditions, the configuration of the deposit, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated.

There are numerous risks associated with the development of the Lithium Lane Properties.

Our future success will largely depend upon our ability to successfully explore, develop, and manage the Lithium Lane Properties. Our success is dependent upon management’s ability to implement our strategy, to develop the project and to maintain ongoing lithium production from the mines that we expect to develop.

Development of the Lithium Lane Properties could be delayed, experience interruptions, incur increased costs or be unable to complete due to several factors, including but not limited to:

●	changes in the regulatory environment including environmental compliance requirements;
●	non-performance by third party consultants and contractors;
●	inability to attract and retain a sufficient number of qualified workers;
●	unforeseen escalation in anticipated costs of exploration and development, or delays in construction, or adverse currency movements resulting in insufficient funds being available to complete planned exploration and development;
●	increases in extraction costs including energy, material and labor costs;
●	lack of availability of mining equipment and other exploration services;
●	shortages or delays in obtaining critical mining and processing equipment;
●	catastrophic events such as fires, storms or explosions;
●	the breakdown or failure of equipment or processes;
●	construction, procurement and/or performance of the processing plant and ancillary operations falling below expected levels of output or efficiency;
●	civil unrest in and/or around the mine site and supply routes, which would adversely affect the community support of our operations;
●	changes to anticipated levels of taxes and imposed royalties; and/or
●	a material and prolonged deterioration in lithium market conditions, resulting in material price erosion.

It is not uncommon for new mining developments to experience these factors during their exploration or development stages or during construction, commissioning, and production start-up, or indeed for such projects to fail as a result of one or more of these factors occurring to a material extent. There can be no assurance that we will complete the various stages of exploration and development necessary in order to achieve our strategy in the timeframe pre-determined by us or at all. Any of these factors may have a material adverse effect on our business, results of operations and activities, financial condition, and prospects.

We do not insure against all of the risks we face in our operations.

In general, where coverage is available and not prohibitively expensive relative to the perceived risk, we will maintain insurance against such risk, subject to exclusions and limitations. We currently maintain insurance against certain risks including securities and general commercial liability claims and certain physical assets used in our operations, subject to exclusions and limitations; however, we do not maintain insurance to cover all the potential risks and hazards associated with our operations. We may be subject to liability for environmental, pollution or other hazards associated with our exploration, pre-extraction, and extraction activities, which we may not be insured against, which may exceed the limits of our insurance coverage or which we may elect not to insure against because of high premiums or other reasons. Furthermore, we cannot provide assurance that any insurance coverage we currently have will continue to be available at reasonable premiums or that such insurance will adequately cover any resulting liability.

Changes in technology and future demand may result in an adverse effect on our results of operation.

Currently lithium is a key metal used in batteries, including those used in electric vehicles. However, the technology pertaining to batteries, electric vehicles and energy creation and storage is changing rapidly and there is no assurance lithium will continue to be used to the same degree as it is now, or that it will be used at all. Any decline in the use of lithium -ion batteries or technologies utilizing such batteries may result in a material and adverse effect on our future profitability, results of operation and financial condition.

Our business operations are exposed to a high degree of risk associated with the mining industry.

Our business operations are exposed to a high degree of risk inherent in the mining sector. Risks which may occur during the exploration and development of mineral resources include environmental hazards, industrial accidents, equipment failure, import/customs delays, shortage or delays in installing and commissioning plant and equipment, metallurgical and other processing problems, seismic activity, unusual or unexpected formations, formation pressures, rock bursts, wall failure, cave ins or slides, burst dam banks, flooding, fires, explosions, power outages, opposition with respect to mining activities from individuals, communities, governmental agencies and non-governmental organizations, interruption to or the increase in costs of services, cave-ins and interruption due to inclement or hazardous weather conditions.

Commencement of mining can also reveal mineralization or geologic formations, including higher than expected content of other minerals that can be difficult to separate from rare earth metals, which can result in unexpectedly low recovery rates.

Such occurrences could cause damage to, or destruction of properties, personal injury or death, environmental damage, pollution, delays, increased production costs, monetary losses, and potential legal liabilities. Moreover, these factors may result in a mineral deposit, which has been mined profitably in the past to become unprofitable. They are also applicable to sites not yet in production and to expanded operations. Successful mining operations will be reliant upon the availability of processing and refining facilities and secure transportation infrastructure at the rate of duty over which we may have limited or no control. Any liabilities that we incur for these risks and hazards could be significant and the costs of rectifying the hazard may exceed our asset value.

Infrastructure required to carry on our business may be affected by unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure.

Exploitation of the Lithium Lane Properties will depend to a significant degree on adequate infrastructure. While developing our expected operations, assuming our exploration efforts will be successful, we may need to construct and support the construction of infrastructure, which includes permanent gas pipelines, water supplies, power, transport and logistics services which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure or any failure or unavailability in such infrastructure could materially adversely affect our operations, financial condition, and results of operations.

We may receive negative conclusions from further economic assessments.

The net proceeds from this offering will be used to, among other things, fund further exploration and possibly the preparation of an Initial Assessment and PFS on the Lithium Lane Properties and for the continuation of the exploration work to establish the economic potential of the Lithium Lane Properties. Until such time as any further economic assessment is concluded, uncertainty will exist as to the economic viability of the Lithium Lane Properties. If any further economic assessments have negative conclusions, investors may lose some or all their investment.

We may not be able to obtain or renew licenses or permits that are necessary to our operations.

In the ordinary course of business, we will be required to obtain and renew governmental licenses or permits for exploration, development, construction, and commencement of mining at the Lithium Lane Properties. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving public hearings and costly undertakings on the part of our company. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the licensing and/or permitting authorities. We may not be able to obtain or renew licenses or permits that are necessary to our operations, including, without limitation, an exploitation license, or the cost to obtain or renew licenses or permits may exceed what we believe we can recover from the Lithium Lane Properties. Any unexpected delays or costs associated with the licensing or permitting process could delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

The Lithium Lane Properties may face indigenous land claims

The Lithium Lane Properties may now or in the future be the subject of indigenous land claims. The legal nature of land claims is a matter of considerable complexity. The impact of any such claim on our ownership interest in the Lithium Lane Properties cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of indigenous rights in the area in which the Lithium Lane Properties is located, by way of a negotiated settlement or judicial pronouncement, would not have an adverse effect on our operations. Even in the absence of such recognition, we may at some point be required to negotiate with and seek the approval of holders of such interests to facilitate exploration and development work on the Lithium Lane Properties, there is no assurance that we will be able to establish a practical working relationship with the indigenous groups in the area which would allow is to ultimately develop the Lithium Lane Properties.

Opposition to our mining and business activities could disrupt our business

In recent years, governmental and non-governmental agencies, individuals, communities and courts have become more vocal and active with respect to their opposition to certain mining and business activities. This opposition may take on forms such as road blockades, applications for injunctions seeking work stoppages, refusals to grant access to lands or to sell lands on commercially viable terms, lawsuits for damages or to revoke or modify licenses and permits, issuances of unfavorable laws and regulations, and other rulings that could be contrary to our interests. In addition, these actions can occur in response to our activities or the activities of other unrelated entities. Opposition to our mining and business activities is beyond our control. Any such opposition may disrupt our business and may result in increased costs, which could have a material adverse effect on our business and financial condition

Volatility in lithium prices and lithium demand may make it commercially unfeasible for us to develop our Lithium Lane Properties.

The development of our Lithium Lane Properties is dependent on the continued growth of the lithium market, and the continued increased demand for lithium chemicals by emerging producers of electric vehicles and other users of Li-ion batteries. These producers and the related technologies are still under development and a continued sustained increase in demand is not certain. To the extent that such demand does not manifest itself, and the lithium market does not continue to grow, or existing producers increase supply to satisfy this demand, then our ability to develop our Lithium Lane Properties will be adversely affected. Our lithium exploration and development activities may be significantly adversely affected by volatility in the price of lithium. Mineral prices fluctuate widely and are affected by numerous factors beyond our control such as global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, and the political and economic conditions of mineral-producing countries throughout the world. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our lithium activities not producing an adequate return on invested capital to be profitable or viable.

There can be no guarantee that our interest in the Lithium Lane Properties is free from any title defects.

We have taken all reasonable steps to ensure proper title to the Lithium Lane Properties exists. However, there can be no guarantee that our interest in the Lithium Lane Properties is free from any title defects, as title to mineral rights involves certain intrinsic risks due to the potential problems arising from the unclear conveyance history characteristic of many mining projects. There is also the risk that material contracts between us and relevant government authorities will be substantially modified to the detriment of us or be revoked. There can be no assurance that our rights and title interests will not be challenged or impugned by third parties.

Our mining operations are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals and other critical supplies.

Our exploration programs and possible future mining operations are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals, and other critical supplies. If we are unable to obtain the requisite critical supplies in time and at commercially acceptable prices or if there are significant disruptions in the supply of electricity, water or other inputs to the mine site, our business performance and results of operations may experience material adverse effects.

We may experience an inability to attract or retain qualified personnel.

Our success depends to a large degree upon our ability to attract, retain and train key management personnel, as well as other technical personnel. If we are not successful in retaining or attracting such personnel, our business may be adversely affected. Furthermore, the loss of our key management personnel could materially and adversely affect our business and operations.

As our business becomes more established, it will also be required to recruit additional qualified key financial, administrative, operations and marketing personnel. There will be no guarantee that we will be able to attract and keep such qualified personnel and if we are not successful, it could have a material and adverse effect on our business and results from operations.

Failure to comply with federal, provincial and/or local laws and regulations could adversely affect our business.

Our mining operations are subject to various laws and regulations governing exploration, development, production, taxes, labor standards and occupational health, mine safety, protection of endangered and protected species, toxic substances and explosives use, reclamation, exports, price controls, waste disposal and use, water use, forestry, land claims of local people, and other matters. This includes periodic review and inspection of the Lithium Lane Properties that may be conducted by applicable regulatory authorities.

Although the exploration activities on the Lithium Lane Properties have been and, we expect, will continue to be carried out in accordance with all applicable laws and regulations, there is no guarantee that new laws and regulations will not be enacted or that existing laws and regulations will not be applied in a way which could limit or curtail exploration or in the future, production. New laws and regulations or amendments to current laws and regulations governing the operations and activities of mining or more stringent implementation of existing laws and regulations could have a material adverse effect on us and cause increases in capital expenditures costs, or reduction in levels of exploration, development and/or production.

Failure to comply with applicable laws and regulations, even if inadvertent, may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. We may also be required to reimburse any parties affected by loss or damage caused by our mining activities and may have civil or criminal fines and/or penalties imposed against us for infringement of applicable laws or regulations.

Failure to comply with environmental regulation could adversely affect our business.

All phases of our operations with respect to the Lithium Lane Properties will be subject to environmental regulation. Environmental legislation involves strict standards and may entail increased scrutiny, fines and penalties for non-compliance, stringent environmental assessments of proposed projects and a high degree of responsibility for companies and their officers, directors, and employees. Changes in environmental regulation, if any, may adversely impact our operations and future potential profitability. In addition, environmental hazards may exist on the Lithium Lane Properties that are currently unknown. We may be liable for losses associated with such hazards or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the properties, or by the past or present owners of adjacent properties or by natural conditions. The costs of such cleanup actions may have a material adverse impact on our operations and future potential profitability.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations as well as environmental laws.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles.

We report our consolidated financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and United States generally accepted accounting principles, or U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our consolidated financial statements under IFRS with those companies that prepare consolidated financial statements under U.S. GAAP.

Foreign currency fluctuations could affect our profitability and the value of our assets and shareholders’ equity.

Our operations are subject to foreign currency fluctuations. Our future revenues are primarily in U.S. dollars, while some of our operating expenses and cash balances expenses are measured in Canadian dollars. The fluctuation of the Canadian dollar in relation to the U.S. dollar will consequently have an impact upon our profitability and may also affect the value of our assets and shareholders’ equity.

Our assets and operations are subject to economic, geopolitical, and other uncertainties.

Economic, geopolitical, and other uncertainties may negatively affect our business. Economic conditions globally are beyond our control. In addition, the outbreak of hostilities and armed conflicts between countries can create geopolitical uncertainties that may affect both local and global economies. Downturns in the economy or geopolitical uncertainties may cause future customers to delay or cancel projects, reduce their overall capital or operating budgets, or reduce or cancel orders which could have a material adverse effect on our business, results of operations and financial condition.

Our operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction, or expropriation of entitlements.

In addition, the financial markets can experience significant price and value fluctuations that can affect the market prices of equity securities and other companies in ways that are unrelated to the operating performance of these companies. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of our common shares.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business.

Several governments or governmental bodies have introduced or are contemplating legislative and/or regulatory changes in response to concerns about the potential impact of climate change. New legislation and increased regulation regarding climate change could potentially impose significant costs on us, and on our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs necessary to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the emotional and political significance and uncertainty surrounding the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will ultimately affect our financial condition, operating performance, and ability to compete. Furthermore, even without such regulation, increased awareness, and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain, could be particular to the geographic circumstances in areas in which we operate and may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels, and changing temperatures. These impacts may adversely impact the cost, production, and financial performance of our operations.

As we face intense competition in the mineral exploration and exploitation industry, there can be no assurance that we will be able to compete effectively with other companies.

The mining industry and lithium mining sector is very competitive. Our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion or efficiency of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment.

As a result of this competition, we may have to compete for financing and be unable to acquire financing on terms we consider acceptable. We may also have to compete with the other mining companies for the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees or we may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects as well as our exploration programs may be slowed down or suspended, which may cause us to cease operations as a company.

We may be subject to potential conflicts of interest.

We may be subject to potential conflicts of interests, as certain directors of our company are, and may continue to be, engaged in the mining industry through their participation in corporations, partnerships, or joint ventures, which are potential competitors of our company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of our company. Our directors and officers with conflicts of interest will be subject to the procedures set out in the related Canadian law and regulations.

We may not meet cost estimates.

A change in the timing of any projected cash flows due to capital funding or, once in production, production shortfalls or labor disruptions would result in delays in receipt of such cash flows and in using such cash to fund operating activities and, as applicable, reduce debt levels. This could result in additional loans to finance capital expenditures in the future.

The level of capital and operating cost estimates which are used for determining and obtaining financing and other purposes are based on certain assumptions and are fundamentally subject to considerable uncertainties. It is very likely that actual results for the Lithium Lane Properties will differ from our current projections, estimates and assumptions, and these differences may be significant. Moreover, experience from actual mining may identify new or unexpected conditions that could decrease operational activities, and/or increase capital and/or operating costs above, the current estimates. If actual results are less favorable than we currently estimate, our business, results from operations, financial condition and liquidity could be materially adversely affected.

We may pursue opportunities to acquire complementary businesses, which could dilute our shareholders’ ownership interests, incur expenditure, and have uncertain returns.

We may seek to expand through future acquisitions of either companies or properties. Future acquisitions may require us to expend significant amounts of cash, resulting in our inability to use these funds for other business or may involve significant issuances of equity. Future acquisitions may also require substantial management time commitments, and the negotiation of potential acquisitions and the integration of acquired operations could disrupt our business by diverting management and employees’ attention away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically diverse organizations, integrating personnel with disparate backgrounds, and combining different corporate cultures.

Any future acquisition involves potential risks, including, among other things: (i) mistaken assumptions and incorrect expectations about mineral properties, mineral resources and costs; (ii) an inability to successfully integrate any operation our company acquires; (iii) an inability to recruit, hire, train or retain qualified personnel to manage and operate the operations acquired; (iv) the assumption of unknown liabilities; (v) limitations on rights to indemnity from the seller; (vi) mistaken assumptions about the overall cost of equity or debt; (vii) unforeseen difficulties operating acquired projects, which may be in geographic areas new to us; and (viii) the loss of key employees and/or key relationships at the acquired project.

At times, future acquisition candidates may have liabilities or adverse operating issues that we may fail to discover through due diligence prior to the acquisition. If we consummate any future acquisitions with unanticipated liabilities or that fails to meet expectations, our business, results of operations, cash flows or financial condition may be materially adversely affected. The potential impairment or complete write-off of goodwill and other intangible assets related to any such acquisition may reduce our overall earnings and could negatively affect our balance sheet.

Legal proceedings may arise from time to time.

Legal proceedings may arise from time to time. Such litigation may be brought from time to time in the future against us. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Other than as disclosed elsewhere in this prospectus, we are not currently subject to material litigation, nor have we received an indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, we could become involved in material legal claims or other proceedings with other parties in the future. The results of litigation or any other proceedings cannot be predicted with certainty. The cost of defending such claims may take away from management’s time and effort and if we are incapable of resolving such disputes favorably, the resultant litigation could have a material adverse impact on our financial condition, cash flow and results from operation.

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations or mineral exploration companies to minimize long-term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents or reasonably re-establish pre-disturbance landforms and vegetation. To carry out reclamation obligations imposed on us in connection with exploration, potential development, and production activities, we must allocate financial resources that might otherwise be spent on exploration and development programs. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

If key personnel leave our company, we would be harmed since we are heavily dependent upon them for all aspects of our activities.

We are heavily dependent on our officers and directors, the loss of whom could have, in the short-term, a negative impact on our ability to conduct our activities and could cause additional costs from a delay in the exploration and development of our Lithium Lane Properties.

The obligations associated with being a public company will require significant resources and management attention, and we will incur increased costs because of becoming a public company.

As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, and we expect to incur additional costs related to operating as a public company. After the completion of this offering, we will be subject to the reporting requirements of the Exchange Act, which requires that we file annual and other reports with respect to our business and financial condition, as well as the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Public Company Accounting Oversight Board, and the listing requirements of Nasdaq (if our common shares are approved for listing), each of which imposes additional reporting and other obligations on public companies. As a public company, we will be required to, among other things:

●	prepare and file annual and other reports in compliance with the federal securities laws;
●	expand the roles and duties of our board of directors and committees thereof and management;
●	hire additional financial and accounting personnel and other experienced accounting and finance staff with the expertise to address complex accounting matters applicable to public companies;
●	institute more comprehensive financial reporting and disclosure compliance procedures;
●	involve and retain, to a greater degree, outside counsel and accountants to assist us with the activities listed above;
●	build and maintain an investor relations function;
●	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;
●	comply with the initial listing and maintenance requirements of Nasdaq; and
●	comply with the Sarbanes-Oxley Act.

We expect these rules and regulations, and any future changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases, due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition and results of operations.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These increased costs may require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.

We are subject to global economic risks.

In the event of a general economic downturn or a recession, there can be no assurance that our business, financial condition, and results of operations would not be materially adversely affected. Moreover, the occurrence of unforeseen or extended catastrophic events, including the COVID-19 pandemic, and the emergence of a future pandemic or other widespread health emergency (or concerns over the possibility of such an emergency), could create economic and financial disruptions. These types of challenges can impact commodity prices, including for lithium, as well as currencies and global debt and stock markets. As a result of the ongoing COVID-19 pandemic, or in the case of a future pandemic or other widespread health emergency, quarantine or other requirements or circumstances may require the Company to change the way it conducts its business and operations, including require the Company to reduce or cease operations at some or all its facilities for an indeterminate period. Furthermore, our critical supply chains may similarly be disrupted for an indeterminate amount of time. All these factors could have a material impact on the Company’s business, operations, personnel and financial condition.

These types of challenges may impact our ability to obtain equity, debt, or other financing on terms commercially reasonable to us, or at all. Additionally, these types of factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these types of challenges occur, or if there is a material deterioration in general business and economic conditions, our operations could be adversely impacted, and the trading price of our securities could be adversely affected.

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action in late February 2022. While the Company expects that any direct impacts of the pandemic and the war in the Ukraine will be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect our business and may make it more difficult for us to raise equity or debt financing. There can be no assurance that the Company will not be impacted by future adverse consequences that may be brought about on its business, results of operations, financial position, and cash flows in the future.

Our ability to manage growth will have an impact on our business, financial condition, and results of operations.

Future growth may place strains on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, potentially adversely affecting our financial position and results of operations. Our ability to grow will depend on several factors, including:

●	our ability to obtain leases or options on properties;

●	our ability to identify and acquire new exploratory prospects;

●	our ability to develop existing prospects;

●	our ability to continue to retain and attract skilled personnel;

●	our ability to maintain or enter into new relationships with project partners and independent contractors;

●	the results of our exploration programs;

●	the market price for lithium;

●	our access to capital; and

●	our ability to enter into agreements for the sale of lithium.

We may not be successful in upgrading our technical, operational, and administrative resources or increasing our internal resources sufficiently to provide certain of the services currently provided by third parties, and we may not be able to maintain or enter into new relationships with project partners and independent contractors on financially attractive terms, if at all. Our inability to achieve or manage growth may materially and adversely affect our business, results of operations and financial condition.

Risks Related to This Offering and Ownership of Our Common Shares

An active trading market for our common shares may never develop or be sustained.

We have applied to list our common shares on Nasdaq. However, currently, in the United States, our common stock trades on the OTCQB. The OTCQB is an inter-dealer, over-the-counter market that provides significantly less liquidity than other national or regional exchanges. Securities traded on the OTCQB are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts. The SEC’s order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the OTCQB. Quotes for stocks listed on the OTCQB are not listed in newspapers. Therefore, prices for securities traded solely on the OTCQB may be difficult to obtain and holders of our securities may be unable to resell their securities at or near their original acquisition price, or at any price.

We cannot predict at what prices our common stock will trade and there can be no assurance that an active trading market will develop or be sustained. Commencing on December 12, 2011, our common stock began trading on the CSE. We have not developed other liquidity on this exchange, and we cannot guaranty that we will do so in the future. There is a significant liquidity risk associated with an investment in the Company.

We cannot assure you that an active trading market for our common shares will develop on Nasdaq or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common shares will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our common shares when desired, or the prices that you may obtain for your common shares.

The market price of our common shares may fluctuate, and you could lose all or part of your investment.

After this offering, the market price for our common shares is likely to be volatile, in part because our shares have not been traded publicly on Nasdaq. In addition, the market price of our common shares may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our operating results;

●	increases in market interest rates that lead investors of our common shares to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the media, online forums, or investments community and

●	our intentions and ability to list our common shares on the Nasdaq Capital Market and our subsequent ability to maintain such listing.

The public offering price of our common shares has been determined by negotiations between us and the underwriters based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our common shares may prevent investors from being able to sell their common shares at or above the public offering price. As a result, you may suffer a loss on your investment.

The price of our common shares could be subject to rapid and substantial volatility. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our common shares may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common shares.

In addition, if the trading volumes of our common shares are low, persons buying or selling in relatively small quantities may easily influence the price of our common shares. This low volume of trades could also cause the price of our common shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our common shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our common shares. As a result of this volatility, investors may experience losses on their investment in our common shares. A decline in the market price of our common shares also could adversely affect our ability to issue additional common shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our common shares will develop or be sustained. If an active market does not develop, holders of our common shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

We may not be able to satisfy listing requirements of the Nasdaq Capital Market or obtain or maintain a listing of our common shares.

If our common shares are listed on the Nasdaq Capital Market, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq listing requirements, our common shares may be delisted. If we fail to meet any of Nasdaq’s listing standards, our common shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on Nasdaq outweighs the benefits of such listing. A delisting of our common shares may materially impair our shareholders’ ability to buy and sell our common shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common shares. The delisting of our common shares could significantly impair our ability to raise capital and the value of your investment.

We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

The proceeds from this offering are to be used for resource development activities, technical studies and reports, , general corporate purposes, and general business expenses. However, we have considerable discretion in the application of the proceeds. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate or other purposes with which you do not agree or that do not improve our profitability or increase our share price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value. Please see “Use of Proceeds” below for more information.

You will experience immediate and substantial dilution because of this offering.

As of December 31, 2022, our net tangible book value was approximately $(2,800,000) (US$(2,069,200), or approximately $(0.01) (US$(0.01)) per share. Since the effective price per share of our common shares being offered in this offering is substantially higher than the net tangible book value per share, you will suffer substantial dilution with respect to the net tangible book value of the common shares you purchase in this offering. Based on the assumed public offering price of US$ per share being sold in this offering forth on the cover page of this prospectus, and our net tangible book value per share as of December 31, 2022, if you purchase shares in this offering, you will suffer immediate and substantial dilution of US$ per share (or US$ per share if the underwriters exercise the over-allotment option in full) with respect to the net tangible book value of the common shares. See the section titled “Dilution” for a more detailed discussion of the dilution you will incur if you purchase shares in this offering.

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future as we anticipate that all cash will be used to grow our business. Therefore, holders of our common shares will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common shares could be negatively affected.

Any trading market for our common shares may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our common shares could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our shares, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our common shares could be negatively affected.

The sale of shares by our directors and senior officers may adversely affect the market price for our shares.

Sales of significant amounts of common shares held by our senior officers and directors, or the prospect of these sales, could adversely affect the market price of our common shares. Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

Our common shares may be traded infrequently and in low volumes, which may negatively affect the ability to sell shares.

Our common shares may trade infrequently and in low volumes, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community who can generate or influence sales volume, and that even if we came to the attention of such institutionally oriented persons, they tend to be risk-averse in this environment and would be reluctant to follow an early stage company such as ours or purchase or recommend the purchase of our shares until such time as we became more advanced and viable. Consequently, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained. Due to these conditions, we can give you no assurance that you will be able to sell your shares at or near bid prices or at all if you need money or otherwise desire to liquidate your shares. Further, institutional and other investors may have investment guidelines that restrict or prohibit investing in securities traded in the over-the-counter market. These factors may have an adverse impact on the trading and price of our securities and could result in the loss by investors of all or part of their investment.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the prospectus based on foreign laws.

We are incorporated in the Province of British Columbia, Canada under The Corporations Act (British Columbia). We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, many of our directors and executive officers and the experts named in this prospectus reside outside the United States, and a significant amount of their assets are located outside the United States. As a result, service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our directors and officers and the Canadian experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of United States federal securities laws, against us or any of such persons may not be collectible within the United States. In Canada, provincial and territorial reciprocal enforcement of judgments legislation sets out the procedure for registering foreign judgments and this procedure varies depending on the province or territory of the enforcing court. If a foreign judgment originates from a jurisdiction not captured by the applicable provincial or territorial reciprocal enforcement of judgments or enforcement of foreign judgments legislation, the foreign judgment may be capable of enforcement at common law and the party seeking to enforce the foreign judgment must commence new proceedings in the domestic or enforcing court. For more information regarding the relevant laws of Canada, see “Enforceability of Civil Liabilities.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Upon the completion of this offering, we will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq Press releases relating to financial results. Material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);
●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; or
●	hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

Although we do not currently intend to rely on these “home country” exemptions, we may rely on some of these exemptions in the future. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023.

In the future, we would lose our foreign private issuer status if, among others, (1) more than 50% of our outstanding voting securities, which we intend to determine based on the voting power of our common shares and high voting shares on a combined basis are directly or indirectly held of record by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, more than 50% of our assets are located in the United States or our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms including consolidated financial statements prepared under US GAAP, and which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future. Additionally, a loss of our foreign private issuer status would divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Future issuances of our common shares or securities convertible into, or exercisable or exchangeable for, our common shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our common shares to decline and would result in the dilution of your holdings.

Future issuances of our common shares or securities convertible into, or exercisable or exchangeable for, our common shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our common shares to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our common shares. In all events, future issuances of our common shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lockups expire, could adversely affect the market price of our common shares. In connection with this offering, we will enter into a lock-up agreement that prevents us, subject to certain exceptions, from offering additional shares for up to 180 days after the closing of this offering, as further described in the section titled “Underwriting.” In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our common shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our common shares.

Future issuances of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our common shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common shares. Moreover, if we issue preferred shares, the holders of such preferred shares could be entitled to preferences over holders of common shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our common shares.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held to produce, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and directly received its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties, and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the shares in this offering, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, because we will hold a substantial amount of cash following this offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Material United States and Canadian Income Tax Considerations—U.S. Federal Income Taxation Considerations—Passive Foreign Investment Company Consequences” for additional information.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

Upon the completion of this offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our consolidated financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our common shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common shares.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions by the SEC.

We are exposed to potential risks from legislation requiring companies to evaluate internal controls under Section 404A of the Sarbanes-Oxley Act of 2002. As a smaller reporting company and emerging growth company, we will not be required to provide a report on the effectiveness of our internal controls over financial reporting until our second annual report, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are an emerging growth company or a smaller reporting company. We have not yet evaluated whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations. If we are not able to meet the requirements of Section 404a in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;
●	expectations regarding revenue, expenses and operations;
●	our having sufficient working capital and be able to secure additional funding necessary for the continued exploration of our property interests;
●	expectations regarding the potential mineralization, geological merit and economic feasibility of our projects;
●	expectations regarding exploration results at the Lithium Lane Properties;
●	mineral exploration and exploration program cost estimates;
●	expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;
●	receipt and timing of exploration permits and other third-party approvals;
●	government regulation of mineral exploration and development operations;
●	expectations regarding any social or local community issues that may affected planned or future exploration and development programs; and
●	key personnel continuing their employment with us.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This prospectus also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on several assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether because of new information, future events or otherwise.

USE OF PROCEEDS

After deducting the estimated underwriters’ discounts and offering expenses payable by us, we expect to receive net proceeds of approximately US$               from this offering (or approximately US$               if the underwriters exercise the over-allotment option in full), based on an assumed public offering price of US$               per share set forth on the cover page of this prospectus.

We plan to use the net proceeds of this offering as follows:

●	52% of the net proceeds (approximately US$8.84 million) for resource development activities such as drilling, soil sampling, as well as potential project acquisition;

●	18% of the net proceeds (approximately US$3.06 million) for technical studies and reports such as preliminary economic assessment, preliminary feasibility study, resource modelling and/or technical reports such as an S-K 1300 compliant report;

●	12% of the net proceeds (approximately US$2.04 million) for general corporate purposes such as salaries, accounting transfer agents, public company fees, audit fees travel, or other.

●	18% of the net proceeds (approximately US$3.06 million) for general business expenses. This would include items such as environmental, sustainability and governance (ESG) initiatives, and marketing and promotional efforts.

Each US$1.00 increase or decrease in the assumed public offering price of US$               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase the net proceeds that we receive from this offering by approximately US$               , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and non-accountable expense allowance payable by us.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this offering. Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Shares—We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common shares. We currently intend to retain all available funds and any future earnings for use in our exploration business and do not anticipate paying any cash dividends on our common shares soon. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common shares. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. Further, under the terms of the BCBCA, we are prohibited from declaring or paying a dividend if our board has reasonable grounds for believing that we are, or would after the payment be, unable to pay our liabilities as they become due, or the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital. See also “Risk Factors— Risks Related to This Offering and Ownership of Our Common Shares—We do not expect to declare or pay dividends in the foreseeable future.”

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2022:

●	on an actual basis; and
●	on a pro forma adjusted basis to reflect the sale of common shares by us in this offering at an assumed price to the public of US$ per share set forth on the cover page of this prospectus, resulting in net proceeds to us of US$ million after deducting (i) underwriter discounts of US$ ; (ii) non-accountable expense allowance of , and (iii) our estimated other offering expenses of US$ .

The pro forma information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the public offering price of our common shares and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	December 31, 2022		As adjusted
	$	US$	$	US$
Cash	$2,312,446	1,708,898
Total liabilities	2,841,312	2,099,730
Shareholders’ equity:
Capital Stock	26,394,531	19,505,563
Reserves	2,798,408	2,068,024
Deficit	(18,503,615)	(13,674,175)
Total shareholder’s equity	10,689,324	7,899,412
Total capitalization	13,530,636	9,999,142

If the underwriters exercise the over-allotment option in full, each of our as adjusted cash, share capital, total shareholders’ equity and total capitalization would be US$          , US$          , US$          , US$          , respectively.

Each US$1.00 increase or decrease in the assumed offering price per share of US$          , assuming no change in the number of shares to be sold, would increase or decrease the net proceeds that we receive in this offering and each of total shareholders’ equity and total capitalization by approximately US$          and US          , respectively, if the underwriters exercise the over-allotment option in full), after deducting (i) estimated underwriter discounts, (ii) non-accountable expense allowance of          and (iii) offering expenses, in each case, payable by us.

The table above excludes the following shares:

●	16,315,000 common shares issuable upon the exercise of outstanding options under our Stock Option Plan (2021) at a weighted average exercise price of $0.24 (approximately US$0.18) per share;
●	1,488,235 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.144 (approximately US$0.1064) per share; and
●	up to common shares issuable upon exercise of the representative’s warrants issued in connection with this offering.

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the public offering price per common share and our net tangible book value per common share after this offering. Dilution results from the fact that the assumed public offering price per common share is substantially in excess of the net tangible book value per common share attributable to the existing shareholders for our presently outstanding common shares.

Our net tangible book value was approximately $(2,800,000) US$((2,069,200)), or approximately $(0.01) (US$(0.01)) per common share, as of December 31, 2022 based on the number of common shares outstanding as of that date. Our net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per share after giving effect to this offering.

After giving effect to our sale of          common shares in this offering at an assumed public offering price of US$          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2022 would have been approximately US$          , or approximately US$          per share. This amount represents an immediate increase in pro forma net tangible book value of US$          per share to existing shareholders and an immediate dilution in pro forma net tangible book value of US$          per share to purchasers of our common shares in this offering, as illustrated in the following table.

Assumed public offering price per common share	US$
Net tangible book value per common share at December 31, 2022	US$	(0.01)
Pro forma net tangible book value per common share after this offering	US$
Increase in net tangible book value per common share to the existing shareholders	US$
Dilution in net tangible book value per common share to new investors in this offering	US$

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per common share, as adjusted to give effect to this offering, would be US$          per share, and the dilution in pro forma net tangible book value per share to new investors purchasing common shares in this offering would be US$          per share.

A $1.00 increase (decrease) in the assumed public offering price of US$          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$          , the net tangible book value per common share after giving effect to this offering by US$          per common share and the dilution in net tangible book value per common share to new investors in this offering by US$          per common share, assuming no change to the number of common shares offered by us as set forth on the cover page of this prospectus, no exercise of over-allotment option and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual public offering price of our common shares and other terms of this offering determined at pricing.

The following tables summarize the differences between our existing shareholders and the new investors with respect to the number of common shares purchased from us in this offering, the total consideration paid and the average price per common share paid at an assumed public offering price of US$          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and before deducting estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses (assuming no exercise of the over-allotment option). As the table shows, new investors purchasing shares in this offering may in certain circumstances pay an average price per share substantially higher than the average price per share paid by our existing shareholders.

	Share Purchased (post-consolidation)		Total Consideration			Average
	Number	%	Amount	%		Price Per Share
Existing shareholders			US$		%	US$
New investors			US$		%	US$
Total			US$		%	US$

The table above excludes the following shares:

●	11,315,000 common shares issuable upon the exercise of outstanding options under our Stock Option Plan (2021) at a weighted average exercise price of C$0.216 (approximately US$0.160) per share.

●	1,488,235 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of C$0.144 (approximately US$0.106) per share; and
●	up to common shares issuable upon exercise of the representative’s warrants issued in connection with this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarize the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements because of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The consolidated financial statements for the years ended March 31, 2022, and 2021 and for the three months ended December 31, 2022 and 2021 are prepared pursuant to IFRS and in accordance with the standards of the U.S. Public Company Accounting Oversight Board. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our consolidated financial statements to U.S. generally accepted accounting principles.

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) was prepared as of December 31, 2022 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of Foremost Lithium Resource & Technology Ltd. for the period ended December 31, 2022 with the related notes thereto. The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

All figures are in Canadian dollars, unless otherwise noted.

Overview

We are an exploration stage company engaged in lithium exploration in the Province of Manitoba, Canada focused and committed to become one of the first North American companies to produce SC6 used to produce high quality battery-grade LiOH. LiOH is a strategic battery mineral mainly consumed in the production of cathode materials for Li-ion batteries. Li-ion batteries power the daily use of consumer electronics, enable electrification of the transportation sector, and provide stationary grid storage, critical to developing a clean-energy economy.

Overall Performance

I.	Principal business and corporate history

Foremost Lithium Resource & Technology Ltd. (formerly FAR Resources Ltd.) was incorporated under the BCBCA on July 7, 2005 (Number: BC0729352). The Company changed its name to Foremost Lithium Resource & Technology Ltd. on January 4, 2022. The Company currently has two wholly owned subsidiaries, Sequoia Gold & Silver Ltd., a British Columbia Company (“Sequoia”), and Sierra Gold & Silver Ltd, a New Mexico company (“Sierra”). Sequoia is inactive and has no assets. Sierra holds the Company’s Winston property in New Mexico, USA.

Our corporate address is Suite 2500 - 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3 Canada. Our company email address is info@foremostlithium.com. Our registered office is located at Suite 2500 - 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3 Canada. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

Our primary focus is currently conducting exploration for lithium at our Lithium Lane Properties. Our objective is to develop a world-class lithium mine in the mining friendly Canadian province of Manitoba and to provide SC6 to LiOH producers in North America, strategically located to supply the U.S. “Auto Alley” and the European battery market via our nearby access to the Hudson Bay Railway and the Port of Churchill. With our commitment to the environment, corporate social responsibility, and sustainability, we aim in the longer term to derive substantial revenues from the sale of SC6 to LiOH producers that sell to the growing electric vehicle and stationery (e.g., residential, utility and industrial) battery storage markets in the U.S. and abroad. With access to renewable energy produced in Manitoba, we expect to supply lithium processed exclusively with the benefit of power produced from fully sustainable, local sources.

Recent Developments

Little Granite

Our Company successfully negotiated the final cash payment required to exercise its option on the Little Granite Claims in October 2022 from $380,000USD to $75,000USD which has was satisfied through the issuance of a non-interest-bearing promissory note to an arm’s length vendor. An initial $25,000USD payment was made on October 15, 2022 and the final two $25,000USD payments are due on April 15, 2023 and October 15, 2023. Following these amendments, Foremost Lithium has acquired The Little Granite Property for an aggregate consideration of $186,000USD, versus aggregate consideration of $434,000USD under the original terms.

Hidden Lake

Foremost Lithium completed the sale of its 60% interest in the Hidden Lake Project in Yellowknife, NWT for $3.5 million cash to Youssa PTY Ltd., to an Australian private company on December 1, 2022. The transaction was completed pursuant to the terms and conditions of the signed and binding term sheet entered between the parties, previously signed on November 7, 2022. The Hidden Lake Project that was purchased from our company consists of five contiguous mineral claims, with at least 10 lithium-bearing spodumene pegmatite dykes across 4,100 acres situated in the prolific Yellowknife Pegmatite District NWT.

Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our consolidated financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Results of Operations

Comparison of the year ended March 31, 2022, and 2021

During the year ended March 31, 2022, the Company earned no revenue and had a comprehensive loss of $4,150,922 (US$3,667,532) compared to $2,612,308 (US$1,708,796) for the year ended March 31, 2021.

Total expenses for the year ended March 31, 2022, were $4,073,745 (US$3,010,498) compared to $2,627,643 (US$1,941,829) for the corresponding year ended March 31, 2021.

The table below details the significant changes in major expenditures from 2022 and 2021.

Expenses	Year Ended March 31, 2022	Year Ended March 31, 2021	Explanation for Change Increase / Decrease in Expenses
Consulting	$219,743 (US$162,390)	$115,905 (US$85,654)	Increased due to increased business advisory services rendered in the current year.
Investor relations	$267,376 (US$197,591)	$240,486 (US$177,719)	Increased due to increased IR activities
Management Fees	$375,264 (US$277,320	$73,000 (US$53,947)	Increased primarily due to amounts paid to the former CEO and CFO.
Office and interest expense	$146,159 (US$108,012)	$202,175 (US$149,407)	Decreased due to interest expenses on the outstanding balance of accounts payable in the prior year.
Professional Fees	$443,264 (US$327,572)	$178,630 (US$132,008)	Increased primarily due to an increase in legal fees relating to changes in management, name change and financing.
Share-based payments	$2,482,219 (US$1,834,360)	$1,782,851 (US$1,317,527)	Increased due to more share options and PSU’s granted and vested during the current year.
Transfer agent and filing fees	$85,914 (US$63,490)	$34,596 (US$25,566)	Increased due to more exploration and fundraising activities which resulted in higher filing fees incurred.
Travel	$53,806 (US$39,763)	$—	Increased due to increased travel during the current year.

During the year ended March 31, 2022, the Company recorded loss resulting from forgiveness of debt of $93,658 (US$69,213) compared to $Nil for the corresponding year ending March 31, 2021. The increase was due to the Company reaching a settlement agreement with a vendor regarding an outstanding balance during the current year.

The Company incurred $Nil unrealized loss on long-term investments during the year ended March 31, 2022, compared to $3,000 (US$2,217) for the corresponding year ending March 31, 2021, related to the value of certain shares of Alchemist Mining Inc. being held by the Company for investment purposes. See Note 4 of the Company’s Financial Statements accompanying this MD&A.

Summary of Annual Results

	2022	2021	2020
Revenue	$—	$—	$—
Loss and comprehensive loss for the year	4,150,922 (US$3,067531)	2,612,308 (US$1,930,496)	2,269,968 (US$1,677,506)
Total assets (Note 1)	7,918,078 (US$5,851,461)	6,924,574 (US$5,117,260)	6,152,955 (US$4,547,035)

Note 1: During the year, management determined that there was an error pertaining to exploration and evaluation and accounts payable and accrued liabilities. This error was a result of the under accrual of option payments required on the Company’s Winston mineral property. The impact to increase assets compared to the previously reported submitted to the SEC on September 15, 2022, are: 2021: $231,555 (US$171,119); 2020: $216,354 (US$159,886).

During the year ended March 31, 2022, loss and comprehensive loss increased to $4,150,922 (US$3,067531) compared to $2,612,308 (US$1,930,496) for the year ended March 31, 2021. The increase was primarily due to increased personnel due to change in management and granting of options during the current year. During the year ended March 31, 2022, total assets increased to $7,918,078 (US$5,851,461) compared to $6,924,574 (US$5,117,260) for the year ended March 31, 2021. The increase was primarily due to prepaid expenses and deposits at year end due to timing and terms of payment and exploration expenditures incurred on all three properties the Company owns.

During the year ended March 31, 2021, total assets increased to $6,924,574 (US$5,117,260) compared to $5,936,601 (US$4,387,148) for the year ended March 31, 2020. The increase was primarily due to issuing of common shares pursuant to the completion of private placements and exercise of options and warrants and acquisition costs, geological and consulting services incurred during the year at the Winston property.

Comparison of the nine months ended December 31, 2022 and 2021

During the nine-month period ended December 31, 2022, the Company earned no revenue and had a comprehensive income of $634,626 (US$ 468,989), compared to a loss of $1,116,491 (US$825,086) for the corresponding period ended December 31, 2021.

Total expenses before other items for the period ended December 31, 2022, were $3,455,990 (US$2,553,977) compared to $1,212,979 (US$896,392) for the corresponding period ended December 31, 2021.

The table below details the significant changes in major expenditures from 2022 and 2021.

Expenses	Nine Month Period Ended December 31, 2022	Nine Month Period Ended December 31, 2021	Explanation for Change Increase / Decrease in Expenses
Consulting	$295,023 (US$218,023)	$142,801 (US$105,530)	Increased due to increased business advisory services rendered in the current period.
Investor Relation	$147,989 (US$109,364)	$221,247 (US$163,642)	Decreased due to lower investor relations costs and activities
Office and interest expense	$160,535 (US$118,635)	$114,602 (US$84,691)	Increased due to interest expenses on the outstanding balance of accounts payable and loan payable in the current period.
Professional Fees	$1,191,029 (US$880,171)	$206,660 (US$152,722)	Increased primarily due to an increase in legal fees relating to changes in management, name change and financing.
Share-based	$1,316,890 (US$973,181)	$149,200 ($110,259)	Increased due to more share options and PSU’s granted and vesting through the current period.
Transfer agent and filing fees	$51,667 (US$38,182)	$44,618 (US$32,972)	Increased due to financing activities which resulted in higher filing fees incurred.
Travel	$22,288 ($US16,471)	$20,282 (US$14,988)	Increased due to increased travel during the current period.

The Company incurred $4,000 (US$2,956) unrealized loss on long-term during the period ended December 31, 2022 (March 31, 2022 - $Nil) compared to $Nil for the corresponding nine months ended December 31, 2021, related to the value of certain shares of Alchemist Mining Inc. being held by the Company for investment purposes. See Note 4 of the Company’s Financial Statements accompanying this MD&A.

During the period ended December 31, 2022, the Company completed the sale of its 60% interest in its Hidden Lake Project in Yellowknife, NWT to Youssa PTY Ltd., an Australian private Company resulting in a gain on sale of property of $3,500,000 (US$2,586,500).

Comparison of the three months ended December 31, 2022, and 2021

During the three-month period ended December 31, 2022, the Company earned no revenue and had a comprehensive income of $2,154,228 (US$1,591,974) (2021 – loss of $746,581) (US$551,724).

Total expenses before other items for the three-month period ended December 31, 2022, were $1,814,129 (US$1,340,641) compared to $826,797 (US$611,002) for the corresponding period ended December 31, 2021.

The table below details the significant changes in major expenditures from 2022 and 2021.

Expenses	Three Month Period Ended December 31, 2022	Three Month Period Ended December 31, 2021	Explanation for Change Increase / Decrease in Expenses
Consulting	$66,514 (US$49,153)	$52,434 (US$38,749)	Increased due to increased business advisory services rendered in the current period.
Investor relations	$51,770 (US$38,258)	$137,434 (US$101,564)	Decreased due to lower investor relations costs and activities.
Office	$27,042 (US$19,884)	$94,061 (US$69,511)	Decreased due to interest expenses on the outstanding balance of accounts payable and loan payable in the prior period.
Professional Fees	$676,854 (US$50,146)	$143,049 (US105,713)	Increased primarily due to an increase in legal fees relating to changes in management, name change and financing.
Share-based payments	$776,916 (US$574,141)	$149,200 (US$110,258)	Increased due to more share options and PSU’s granted and vested during the current period.
Transfer agent and filing fees	$22,632 (US$16,725)	$28,627 (US$21,255)	Decreased due to financing activities which resulted in lower filing fees incurred.
Travel	$3,401 (US2,531)	$8,813 (US6,512)	Decreased due to decreased travel during the current period.

Summary of Quarterly Results

A summary of selected financial information for the eight most recently completed quarters is set out below and should be read in conjunction with the Company’s consolidated Interim Financial Statements and related notes for such periods (Note 2):

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	Dec 31, 2022	Sep 30, 2022	June 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	June 30, 2021	Mar 31, 2021
Revenue	$—	$—	$—	$—	$—	$—	$—	$—
Expenses	1,814,129 (US$1,340,641)	882,298 (US$652,018)	759,563 (US$561,317)	2,860,767 (US$2,114,107)	826,797 (US$611,003)	128,491 (US$94,955)	257,690 (US$190,433)	1,341,394 (US$991,290)

Total comprehensive loss	2,154,228 (US$1,591,975)	751,616 (US$555,444)	767,986 (US$567,542)	3,034,432 (US$2,242,445)	746,581 (US$551,723)	123,152 (US$91,009)	246,757 (US$182,353)	1,335,136 (US$986,666)
Loss per share – basic and diluted (1)	(0.01) (US$0.01)	(0.00) (US$0.00)	(0.00) (US$0.00)	(0.02) (US$0.015)	(0.00) (US$0.00)	(0.00) (US$0.00)	(0.00) (US$0.00)	(0.01) (US$0.007)
Total assets	13,530,636 (US$9,999,140)	10,376,744 (US$7,668,414)	9,802,357 (US$7,243,942)	7,918,078 (US$5,851,460)	7,704,225 (US$5,693,422)	6,940,821 (US$5,129,267)	7,024,556 (US$5,191,147)	6,924,574 (US$5,117,260)
Total liabilities*	2,841,312 (US2,099,730)	2,900,781 (US$2,143,677)	2,633,408 (US$1,946,089)	1,176,332 (US$869,309)	1,433,198 (US$1,059,133)	982,819 (US$726,303)	1,136,174 (US$839,633)	1,175,065 (US$868,373)
Total equity	$10,689,324 (US$7,8999,410)	$7,475,963 (US$5,524,737)	$7,168,949 (US$5,297,853)	$6,741,746 (US$4,982,150)	$6,271,027 (US$4,634,289)	$5,860,193 (US$4,330,683)	$5,888,382 (US$4,351,514)	$5,749,509 (US$4,248,887)
Weighted average number of common shares outstanding (1)	197,184,096	190,753,414	181,009,232	175,770,983	163,727,870	158,377,273	157,331,247	151,617,833

Note 1: Based on the weighted average number of common shares outstanding during the period.

Note 2: During the year, management determined that there was an error pertaining to exploration and evaluation and accounts payable and accrued liabilities. This error was a result of the under accrual of option payments required on the Company’s Winston mineral property. Quarterly total assets and total liabilities have been restated as compared to the amounts reported in our previously issued quarterly MD&A and condensed quarterly financial statements. There were no impacts on operating income or net income from these changes, and no changes in working capital and cash flow.

During the quarter ended December 31, 2022, expenses increased to $1,814,129 (US$1,340,713) compared to $882,298 (US$652,018) for the quarter ended September 30, 2022. The increase was primarily attributable to management fees of $189,000(US$139,671), (September 30, 2022 - $83,251), (US$61,522), professional fees of $676,854(US$500,195) (September 30, 2022 - $359,961) (US 266,011), and share-based payments of $776,916 (US$574,141), (September 30, 2022 - $208,426),(US$154,027).

During the quarter ended September 30, 2022, expenses increased to $882,298 (US$652,018) compared to $759,563 (US$561,317) for the quarter ended June 30, 2022. The increase was primarily attributable to investor relations of $67,967 (US$50,227) (June 30, 2022 - $28,252) (US$20,878), management fees of $83,251 (US$61,522), (June 30, 2022 - $56,318) (US$41,619), and professional fees of $359,961 (US$266,011) (June 30, 2022 - $154,214) (US$113,964).

During the quarter ended June 30, 2022, expenses decreased to $759,563 (US$561,371) compared to $2,860,767 (US$2,114,106), for the quarter ended March 31, 2022. The decrease was primarily attributable to management fees of $56,318 (US$41,619), (March 31, 2022 - $61,885) (US$45,733), share-based payments of $331,548 (US$245,014) (March 31, 2022 - $2,333,019) (US$1,724,101) and forgiveness of debt $Nil (March 31, 2022 - $100,355) (US$74,162)

During the quarter ended March 31, 2022, expenses increased to $2,860,767 (US$2,114,106) compared to $826,797 (US$611,003) for the quarter ended December 31, 2021. The increase was primarily attributable to management fees of $61,885 (US$45,733) (December 31, 2021 - $213,179) (US$157,539) share-based payments of $2,333,019 (US$1,724,101) (December 31, 2021 - $149,200) (US$110,259) and forgiveness of debt $100,355 (US$74,162) (December 31, 2021 - $Nil).

During the quarter ended December 31, 2021, expenses increased to $826,797 (US$611,003) compared to $128,491 (US$94,955) for the quarter ended September 30, 2021. The increase was primarily attributable to investor relations of $137,434 (US$101,563) (September 30, 2021 - $14,003) (US$10,348) due to the Company’s effort to raising awareness in the market, management fees of $213,179 (US$157,539) (September 30, 2021 - $50,100) (US$37,024) professional fees of $143,049 ($US105,713) (September 30, 2021 - $21,858) (US$16,153) due to an increase in legal fees relating to the replacement of the board of directors and change in management and share-based payments of $149,200 (US$110,259) (September 30, 2021 - $Nil) for options granted.

During the quarter ended September 30, 2021, expenses decreased to $128,491 (US$94,954) compared to $257,690 (US$190,433) for the quarter ended June 30, 2021. The decrease was primarily attributable to consulting of $16,711 (US$12,349) (June 30, 2021 - $73,656) (US$54,431), due to the timing of consulting fees recorded, investor relations of $14,003 (US$10,348), (June 30, 2021 - $70,000) (US$51,730) and professional fees of $21,858 (US$16,153) (June 30, 2021 - $41,753) (US$30,855).

During the quarter ended June 30, 2021, expenses decreased to $257,690 (US$190,433) compared to $1,341,394 (US$991,290) for the quarter ended March 31, 2021. The decrease was primarily attributable to investor relations of $70,000 (US$51,730) (March 31, 2021 - $200,175), (US$147,929) office of $12,137 (US$8,969) (March 31, 2021 - $178,668) (US$132,035) due to interest expenses on the outstanding balance of accounts payable during the comparative period and share-based payments of $Nil (March 31, 2021 - $800,801), (US$591,791) for options granted.

Liquidity and Capital Resources

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at September 30, 2022, the Company has had significant losses. In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These circumstances cast significant doubt as to the ability of the Company to meet its obligations as they come due, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

In March 2020, there was a global pandemic outbreak of COVID-19. The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and specifically, the regional economies in which the Company operates. The pandemic could result in delays during business, including potential delays to its business plans and activities, and continue to have a negative impact on the stock market, including trading prices of the Company’s shares and its ability to raise new capital. These uncertainties raise substantial doubt upon the Company’s ability to continue as a going concern and realize its assets and settle its liabilities and commitments in the normal course of business.

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action in late February 2022.  While the Company expects any direct impacts, of the pandemic and the war in the Ukraine, to the business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position, and cash flows in the future.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

	As at December 31, 2022		As at March 31, 2022
	$	US$	$	US$
Working capital (deficit)	(270,809)	(200,128)	(667,829)	(493,526)
Deficit	(18,503,615)	(13,674,175)	(19,717,089)	(14,570,932)

Net cash provided by operating activities for the period ended December 31, 2022 was $1,398,647 (US$1,033,600) compared to $769,578 (US$568,718) used during the period ended December 31, 2021. The difference was primarily due to the $3,500,000 sale of a property, share-based payment expense related to options and PSU’s and changes in non-cash working capital items.

Net cash used in investing activities for the period ended December 31, 2022 was $3,161,683, (US$2,336,483) compared to $548,688 (US$405,480) used during the period ended December 31, 2021, and consisted of acquisition costs and property expenditures during the period.

Net cash provided by financing activities for the period ended December 31, 2022 was $3,840,027 (US$2,837,780) compared to $1,346,469 (US$995,041) during the period ended December 31, 2021. The increase was due to proceeds from loan proceed, private placements and from warrants and options exercised during the current period.

The Company is continuing its exploration program and will use its available working capital to continue this work. It is likely that the Company will need to obtain additional debt/equity financing in order to carry out further exploration programs on its properties depending on the results of recent exploration and to satisfy its business and property commitments for the ensuing year. The Company intends to rely on equity or debt financing from arm’s length parties to fund its operations for the upcoming year. The Company may find it necessary to issue shares to settle some of its existing debt obligations. There are no assurances that the Company will be successful in raising the necessary funds to maintain its current operations and explore its properties on commercially reasonable terms or at all.

CAPITAL RESOURCES

As of the date of this prospectus, the Company is continuing its exploration programs on the Zoro, Jean Lake and Grass River Lithium Projects. The Company intends to use available working capital and may issue additional common shares to cover the cost of this program.

The Company also has certain ongoing option/property payments and maintenance fees/taxes associated with its Zoro, Jean Lake, and Grass River Lithium Projects; and the Winston Property as more particularly described in “Overall Performance” above.

During the period ended December 31, 2022, significant non-cash investing and financing transactions included:

●	in accounts payable and accrued liabilities is $738,624 (US$545,843) related to exploration and evaluation assets.

●	issued 879,732 common shares with a fair value of $152,454 (US$112,663) for the acquisition of exploration and evaluation assets.

●	issuance of 650,000 common shares upon exercise of options resulting in a reallocation of share-based reserves of $78,528 (US$58,032) from reserves to share capital.

●	issued 500,000 common shares pursuant to PSU redemption resulting in a reallocation of share-based reserves of $177,500 (US$131,173) from reserves to share capital.

●	issued 288,235 share purchase finders warrants valued at $22,000 (US$16,258).

●	cancelled 300,000 options resulting in a reallocation of share-based reserves $61,600 (US$45,522) from reserves to deficit.

During the period ended December 31, 2021, significant non-cash investing and financing transactions included:

●	included in accounts payable and accrued liabilities is $424,915 (US$314,012) related to exploration and evaluation assets.

●	issuance of 3,750,000 common shares upon exercise of options resulting in a reallocation of share-based reserves of 264,191 (US$195,237) from reserves to share capital.

●	issued 809,701 common shares with a fair value of $94,963 (US$70,177) for the acquisition of exploration and evaluation assets.

●	issued 408,884 common shares with a fair value of $42,933 (US$31,727) for the services.

Related Party Transactions

For the year ended March 31, 2022
Paid or accrued to:	Management fees	Share-based payments	Total
Key management personnel:
CEO	$50,664	$607,784	$658,448
CFO	12,000	227,919	239,919
Director	12,000	227,919	239,919
Former CEO	158,650	—	158,650
Former CFO	141,950	—	141,950
	$375,264	$1,063,622	$1,438,886

For the year ended March 31, 2021
Paid or accrued to:	Management fees	Share-based payments	Total
Key management personnel:
Former Directors	$18,000	$16,089	$34,089
Former CEO	5,000	141,267	146,267
Former CEO	45,000	16,089	61,089
Former CFO	5,000	141,267	146,267
	$73,000	$314,712	$387,712

The amounts due to related parties included in accounts payable and accrued liabilities are as follows:

	As at March 31, 2022	As at March 31, 2021
Due to CEO	$30	$—
Due to former CEO	—	1,461
Due to former CEO	80,997	80,997
Due to former CFO	—	3,808
Due to former directors of the Company	18,000	18,000
	$99,027	$104,266

For the period ended December 31, 2022
Paid or accrued to:	Management and director fees	Investor relation fees	Total
Key management personnel:
Former CEO	$52,000	$—	$52,000
Corporation owned by a former CEO	51,569	—	51,569
CFO and Director	87,000	—	87,000
Director	24,000	—	24,000
A company in which a Director has an interest	—	66,530	66,530
CEO	45,000	—	45,000
Director	5,000	—	5,000
Director	3,000	—	3,000
Director	3,000	—	3,000
	$270,569	$66,530	$337,099

During the nine month period ended December 31, 2022, the Company’s stock-based compensation expense included $736,726 relating to stock-options and PSU’s granted to current and former directors, officers and companies controlled by them and vested through the period.

For the period ended December 31, 2021

Paid or accrued to:	Management fees	Share-based payments	Total
Key management personnel:
CEO	$12,779	$—	$12,779
Former CEO	158,650	—	158,650
Former CFO	141,950	—	141,950
	$313,379	$—	$313,379

During the period ended December 31, 2022, the Company entered into a loan agreement with a related party to borrow $1,145,520, inclusive of a prior advance of $145,520 (“Initial Advance”) included in accounts payable and accrued liabilities owing to a director of the Company. The loan accrues interest at a rate of 8.35%, payable monthly, and matures on May 10, 2023. The Company paid an aggregate of $56,000 in interest during the period ended December 31, 2022.

The amounts due to related parties included in accounts payable and accrued liabilities are as follows:

	As at December 31, 2022	As at March 31, 2022
Due to corporation owned by a former CEO	$27,000	$—
Due to the former CFO	—	30
Due to a corporation owned by a former CEO	80,997	80,997
Due to a former director of the Company	18,000	18,000
Due to the CEO	15,750	—
CFO and Director	3,321	—
Due to a director	5,250	—
Due to a director	3,329	—
Due to a director	3,000	—
	$156,641	$99,027

The amounts due are unsecured, non-interest bearing, and have no specific terms of repayment.

Related Party Performance Share Units

For performance-based stock options with a market condition, a Monte Carlo simulation model is used to determine the fair value. The Monte Carlo model utilizes multiple input variables that determine the probability of satisfying the market conditions stipulated in the award. The expense recognized for performance-based options is based on an estimation of the probability of achieving the market condition and the timing of the achieving of the market condition, which is difficult to predict. The following assumptions were used at the time of grant:

	For the period ended December 31, 2022	For the year ended March 31, 2022

Market target price	$0.50	$0.50
Share price	$0.265	$0.30
Expected life (years)	3	2
Interest rate	2.39%	2.27%
Annualized volatility (based on historical volatility)	107.5%	111.2%

Effective January 17, 2022, amended September 7, 2022, the Company’s board of directors adopted a performance-based share unit plan (the “PSU Plan”) which reserved a fixed aggregate of 17,169,535 common shares (being 10% of the Company’s then issued and outstanding common shares”) for issuance upon the redemption of performance-based share award units (each a “PSU”). Under the terms of the PSU Plan, the Company is required to obtain shareholder approval for the PSU Plan within 3 years after its adoption, and at least every three years thereafter. Any PSUs issued are subject to a four-month hold from date of issue.

	Number of PSUs Outstanding	Number of PSUs Vested	Weighted Average Grant Date Fair Value	Share-pbased payment reserve

Balance at March 31, 2021	—	—	$—	$—
PSUs granted	13,999,996	—	0.297	1,063,622
PSUs vested	—	2,500,000	0.355	—
PSUs redeemed	(1,500,000)	(1,500,000)	0.355	(532,500)

Balance at March 31, 2022	12,499,996	1,000,000	0.290	531,122
PSUs granted	8,000,004	—	0.190	60,495
PSUs vesting through the period	—	—	0.290	135,395
PSUs redeemed	(500,000)	(500,000)	0.355	(177,500)
PSUs forfeited/cancelled	(19,500,000)	—	0.297	(372,012)

Balance at December 31, 2022	500,000	500,000	$0.355	$177,500

On January 31, 2022, the Company granted 13,999,996 PSUs fair valued at $4,156,210, to certain directors and officers under the Company’s PSU Plan. Of the 13,999,996 PSUs granted, 2,500,000 PSUs vested and became redeemable by the holders, and the remaining 11,499,996 PSUs will vest and become redeemable only upon the achievement of certain closing price milestones ranging between $0.50 and $1.75 which will expire on January 31, 2025.

Of the 13,999,996 PSUs granted, 2,500,000 PSUs vested during the year ended March 31, 2022 and the remaining unvested PSUs are expensed straight line over 3 years. During the year ended March 31, 2022, the Company recognized share-based payment expense of $1,063,622. Of the 2,500,000 PSUs that vested, 1,500,000 were converted to common shares during the year-ended March 31, 2022. During the period ended December 31, 2022, the Company recognized share-based payment expense of $135,395.

During the period ended December 31, 2022, the Company granted 2,000,000 PSUs fair valued at $387,379, to a director under the Company’s PSU Plan. The PSUs will vest and become redeemable only upon the achievement of certain closing price milestones ranging between $0.50 and $1.75 which were to expire on April 12, 2025. During the period ended December 31, 2022, the Company recognized share-based payment expense of $60,495.

During the period ended December 31, 2022, the Company modified 6,999,996 unvested PSUs from earlier grants. The modified PSUs are fair valued at $638,584 and will vest and become redeemable upon the occurrence of certain capital market liquidity events, with the balance vesting on the achievement of certain closing price milestones ranging between $0.39 and $1.36. The Company recognized $78,204 in share-based compensation expense.

During the period ended December 31, 2022, the Company granted 6,000,004 PSUs fair valued at $1,288,898, to a director under the Company’s PSU Plan. The PSUs will vest and become redeemable upon the occurrence of certain capital market liquidity events, with the balance vesting on the achievement of certain closing price milestones ranging between $0.39 and $1.36. The Company recognized $67,032 in share-based compensation expense.

During the period ended December 31, 2022, 19,500,000 unvested PSUs were cancelled. Upon cancellation $517,248 of previously recognized share-based compensation expense was reversed from reserves directly to deficit.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest Rate Risk

The Company has cash balances and interest-bearing debt. The Company’s cash does not have significant exposure to interest.

Foreign Currency Exchange Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and option agreement payments that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could influence the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

We estimate that we will receive net proceeds of approximately US$            million in this offering, based upon an assumed public offering price of US$            per share, assuming no exercise of the over-allotment option and after deducting underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us. If we convert the full amount of the net proceeds from this offering into Canadian dollars, a 10.0% appreciation of the U.S. dollar against the Canadian dollar, from the exchange rate of C$            per US$1.00 as of December 31, 2022 to a rate of C$            per US$1.00, will result in an increase of approximately C$            in our net proceeds from this offering. Conversely, a 10.0% depreciation of the U.S. dollar against the Canadian dollar, from the exchange rate of C$            per US$1.00 as of December 31, 2021 to a rate of C$            for $1.00, will result in a decrease of C$            in our net proceeds from this offering.

Impact of Inflation

Over the past year, inflation has had a major impact on virtually all aspects of the economy, including the mining industry. Supply chain challenges and significant cost increases have impacted many mining producers with negative implications on the sector. While Foremost Lithium is not immune to inflationary drivers, our status as a junior explorer/developer, who is several years from production, has and will continue to mute inflationary pressure on our stock price and our ability to raise future capital. Furthermore, we believe our excellent working relationships with vendors will allow us to continue to successfully manage our exploration costs. The Company continues to benefit from working in a Province that is highly supportive of the Lithium mining industry and we expect to continue to benefit from future government grants.

The Company’s biggest safeguard against inflationary pressures is the ever-growing demand for Lithium resources to supply an exponentially growing EV market. All of the Company’s attributes, including proximity to the growing North American EV market with readily available transportation options, abundant hydroelectric power and highly promising resource assets favorably position Foremost Lithium to withstand inflationary pressures in the short term.

Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Critical Accounting Policies

The following discussion relates to critical accounting policies for our company. The preparation of consolidated financial statements in conformity with IFRS requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our consolidated financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often because of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to consolidated financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our consolidated financial statements:

Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the consolidated financial statements.

Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax assets and liabilities, and tax planning initiatives.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand and cash equivalents. Cash equivalents are short-term, highly liquid holdings that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company does not currently hold any cash equivalents.

Foreign currency translation

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates.  Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated at the period end date exchange rates.

The functional currency of the parent entity and Sequoia Gold & Silver Ltd. is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.  The functional currency of Sierra Gold & Silver Ltd. is the United States dollar.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation as follows:

(i)             Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

(ii)            Income and expenses for each statement of comprehensive income (loss) are translated at the average exchange rate for the period; and

(iii)           All resulting exchange differences are recognized in other comprehensive income (loss) as cumulative translation adjustments.

Exchange differences that arise relating to long-term intercompany balances that form part of the net investment in a foreign operation are also recognized in a separate component of equity through other comprehensive income (loss).

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in this separate component of equity is recognized in profit or loss.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the period the expense costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, the cost of the asset is reduced by the amount of the grant and the grant is recognized as a reduced depreciation expense over the expected useful life of the asset.

Mineral properties – exploration and evaluation assets

Pre-exploration costs

Pre-exploration costs are expensed in the year in which they are incurred.

Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, all costs related to the acquisition, exploration and evaluation of the property are capitalized. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to profit or loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mines under construction”. Exploration and evaluation assets are tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Exploration and evaluation assets are classified as intangible assets.

The Company enters into farm-out arrangements, whereby the Company will transfer part of a mineral interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash or other consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess consideration accounted for as a gain on disposal.

The Company accounts for mining tax credits on a cash basis and are applied as a reduction to capitalized exploration costs.

Provision for environmental rehabilitation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of exploration and evaluation assets and equipment. The net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision.

Decommissioning obligations:

The Company’s activities may give rise to dismantling, decommissioning and site disturbance re-mediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the reporting date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases due to changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

Contingencies

A contingent liability is a possible obligation, and a contingent asset is a possible asset, that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. A contingent liability may also be a present obligation that arises from past events that is not recognized because it is not probable that an outflow of economic resources will be required to settle the obligation or the amount of the obligation cannot be measured reliably.

Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the Company’s long-lived assets, including mineral property interests, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Financial instruments

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flows characteristics of the financial asset.

The classification of debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest.

If the business model is not to hold the debt instrument, it is classified as fair value through profit or loss (“FVTPL”). Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

The Company classifies its financial assets into one of the categories described below, depending on the purpose for which the asset was acquired. Management determines the classification of its financial assets at initial recognition.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at fair value through other comprehensive income (“FVTOCI”).

Fair value through profit or loss (“FVTPL”) – Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the statement of loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Fair value through other comprehensive income (“FVTOCI”) - Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

Financial assets at amortized cost - A financial asset is measured at amortized cost using the effective interest method if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset’s contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

The following table shows the classification and measurement of the Company’s financial instruments under IFRS 9:

Financial assets/liabilities	Classification and measurement
Cash	at amortized cost
Long-term investment	FVTPL
Net investment in sublease	at amortized cost
Accounts payable and accrued liabilities	at amortized cost
Lease obligation	at amortized cost
Short-term loans payable	at amortized cost
Long-term loans payable	at amortized cost

Financial liabilities other than derivative liabilities are recognized initially at fair value and are subsequently stated at amortized cost. Transaction costs on financial assets and liabilities other than those classified at FVTPL are treated as part of the carrying value of the asset or liability. Transaction costs for assets and liabilities at FVTPL are expensed as incurred.

Impairment of financial assets at amortized cost

The Company recognizes the expected credit losses (“ECL”) model on a forward-looking basis on financial assets that are measured at amortized cost, contract assets and debt instruments carried at FVTOCI.

At each reporting date, the Company measures the ECL for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the ECL for the financial asset at an amount equal to twelve month expected credit losses. The Company applies the simplified method and measures a loss allowance equal to the lifetime expected credit losses for trade receivables.

The Company recognizes in profit and loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized. The loss allowance was $Nil as at June 30, 2022.

Derecognition of financial assets and financial liabilities

A financial asset is derecognized when the contractual right to the asset’s cash flows expire; or if the Company transfers the financial asset and substantially all risks and rewards of ownership to another entity.

The Company derecognizes financial liability when its obligations are discharged, cancelled or expired.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affects neither accounting nor taxable loss, or differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the year ended March 31, 2022, $11,965,000 (US$8,842,135) compared to $11,600,000 (US$8,572,400) for year ended March 31, 2021 stock options, $14,067,213 (US$10,229,212) compared to $17,425,556 (US$12,671,289) for year ended March 31, 2021 warrants and $12,499,996 (US$9,237,475) compared to Nil for year ended March 13, 2021 performance share units were not included in the calculation of dilutive earnings per share as their inclusion was anti-dilutive.

Loss per share is calculated using the weighted average number of common shares outstanding during the year.

Share-based payments

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants.  An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized in share-based payment reserve over the vesting period. Consideration paid for the shares along with the fair value recorded in share-based payment reserve on the exercise of stock options is credited to capital stock. When vested options are cancelled, forfeited, or are not exercised by the expiry date, the amount previously recognized in share-based payment reserve is transferred to accumulated losses (deficit). The Company estimates a forfeiture rate and adjusts the corresponding expense each period based on an updated forfeiture estimate.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.  Otherwise, share-based payments are measured at the fair value of goods or services received. Where the terms and conditions of options are modified, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

For performance share units and stock options with vesting containing a market condition, the grant date fair value is measured using the Monte Carlo model to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The expense recognized for performance-based stock options is based on an estimation of the probability of achieving the market condition and the timing of the achieving of the market condition, which is difficult to predict. The fair value is recognized straight line over the life of the performance share units or stock options which vest based on a market condition. Upon achieving a market condition, the awards shall vest, and any unvested fair value related to the vested awards will be accelerated and recognized.

Share issue costs

Share issue costs are deferred and charged directly to capital stock on completion of the related financing. If the financing is not completed, share issue costs are charged to operations. Costs directly identifiable with the raising of capital will be charged against the related capital stock.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the most easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

Leases

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration.

Leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company’s incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest.  Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability.  Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs.  The Company subsequently measures the right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability.  Right-of-use assets are depreciated over the shorter of the asset’s useful life or the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset’s useful life.

When the Company enters into a sublease, it determines at lease inception date whether each sublease is a finance lease or an operating lease based on whether the contract transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the sublease is a financial lease: if not then it is an operational lease.

For financial leases, and when the Company acts as intermediate lessor, it recognizes a sublease receivable and derecognizes the right-of-use assets relating to the head lease that it transfers to the sub leases. Right-of-use assets and net investment in sublease receivables relating to the subleases are measured in the same way as the right-of-use assets and lease liabilities for the head lease, using the same discount rate for the actualization of future payments to be received.

New accounting standards issued and effective

Certain new standards, interpretations, and amendments to existing standards have been issued by the IASB or IFRC that are mandatory for accounting years beginning on or after January 1, 2022. New accounting pronouncements that are not applicable or are not consequential to the Company have been excluded in the preparation of these consolidated financial statements.

A number of new standards, and amendments to standards and interpretations, are not effective for the year ended March 31, 2022, and have not been early adopted in preparing these consolidated financial statements. The following accounting standards and amendments are effective for future periods:

i)	Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37) - The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (example would be the allocation of the depreciation charge for property, plant and equipment used in fulfilling the contract).

These amendments are effective for reporting periods beginning on or after January 1, 2022.

ii)	Classification of Liabilities as Current or Non-current (Amendments to IAS 1) - The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2023

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

The Company was incorporated as FAR RESOURCES LTD. under the BCBCA on July 7, 2005 (Number: BC0729352). The Company changed its name to Foremost Lithium Resource & Technology Ltd. on January 4, 2022. The Company currently has two wholly owned subsidiaries: Sequoia Gold & Silver Ltd. (“Sequoia”), a British Columbia Company, and Sierra Gold & Silver Ltd, a New Mexico company (“Sierra”). Sequoia is inactive and has no assets. Sierra holds the Company’s Winston property in New Mexico, USA.

Our Corporate Structure

The chart below presents our corporate structure:

The registered office of the Company is Suite 2500 - 700 West Georgia Street, Vancouver, British Columbia V7Y 1K8 Canada. The Company is a Canadian natural resource exploration company engaged in the exploration and development of mineral resources.

INDUSTRY

All Eyes are on Manitoba

Mining accounts for a significant portion of Canada’s economy. Natural Resources Canada pegged domestic mineral production at $47 billion (approximately US$37.89 billion) in 2018. Canada’s mining and exploration companies are also important players in the international mining industry. Manitoba hosts the historic Tanco mine, which sits atop the world-class Tanco lithium-cesium deposit and is located at Bernic Lake. The Tanco pegmatite was first discovered in the 1920s and ultimately developed into a large deposit of spodumene, one of the primary minerals mined for its lithium content.

Figure 1 - Showing the proximity between Foremost Lithium’s projects and the historic Tanco Mine.

The Tanco Mine “Tanco”, operated by Sinomine Rare Metal Resources Group, is located 600km due south of the historic mining town of Snow Lake, Manitoba with easy access along transportation corridors. Tanco’s short-term strategies include building a new lithium-battery industrial chain in North America and becoming a supply base for battery-grade lithium carbonate. Tanco currently is the only producing lithium spodumene concentrate mine in North America.

Manitoba is increasingly becoming the hub of battery metals and situations such as these find our company in an excellent position to be the potential source for Tanco’s lithium feedstock. We met with Tanco in early November and Tanco informed us that they are currently processing 500 tons of lithium per day tons but had plans to increase this sixfold to 3,000 tons a day in 2023. With Tanco’s aggressive plans to ramp up production, Foremost Lithium is an ideal location.

Industry

On October 28, 2022, the Canadian Government provided some clarity regarding the Investment Canada Act in connection to the critical mineral sectors1. The Canadian Government is setting a precedent for block State-Owned Enterprises from investing into Canadian-owned critical mineral companies and ordered Chinese investment to divest immediately from Canada including the following three companies, Power Metals Corp, Lithium Chile Inc., and Ultra Lithium Inc. While Canada continues to welcome foreign direct investment, a decision to act decisively was made if investments are deemed threatening to its national security and its critical minerals supply chains, both at home and also abroad.

Canada and the United States are promoting domestic investment into these critical mineral sectors through different programs like The Inflation Reduction Act. Crucial for critical battery minerals, it implements a $7,500 EV credit tax offer. This law puts Canada in a privileged position and will deepen investment into with lithium exploration companies like Foremost Lithium, as EV manufacturers and other suppliers scramble to source and secure their critical minerals with an FTA partner. Canada’s Critical Minerals Strategy is laid out as a six area of focus which includes driving research, accelerating timelines for mines and exploration, building infrastructure among other drivers which aids could assist our ability to move forward effectively with our Lithium Lane properties.

Manitoba Mineral Development Fund “MMDF” was launched by the Government of Manitoba in August 2020 with the specific goal of jump-starting mineral and economic development initiatives and aims to support new economic development opportunities that capitalize on existing assets and infrastructure across Manitoba. It’s a supports strategic projects that capitalize on mineral potential within the province and helps accelerate Manitoba’s position as a world leader for responsible mineral development. We have been awarded the maximum allowable amount of $300,000 in 2021, and were awarded the grant a second time in 2022 to help support our 2022/2023 exploration program and help advance our Snow Lake Lithium projects.

Lithium-bearing pegmatites occur across the Province of Manitoba including in areas such as the Tanco mine, Wekusko Lake Pegmatite Field, Red Sucker Lake, Gods Lake and Cross Lake, which all host known pegmatite lithium deposits. With the emergence of the electronic vehicle, or EV, the market has spurred investment and mining interest in Manitoba for lithium exploration activity, with New Age Metals, Grid Metals, and Snow Lake being a few of the mining companies exploring for lithium in Manitoba.

Lithium Production – Historical Supply, Demand and Price Trends

Benchmark Minerals data shows that lithium prices have increased by over five times between July 2019 and July 2022, as the world’s fleet of EVs surpassed 5 million and the auto industry began to become concerned regarding the supply of raw materials.

In its April 2022 report, McKinsey predicted that lithium carbonate equivalent (“LCE”) demand will increase from 500 tonnes in 2021 to between 3-4 million tonnes in 2030. McKinsey further states “In 2020, slightly above 0.41 million metric tons of LCE were produced; in 2021, production exceeded 0.54 million metric tons . . .”. There is a substantial gap between current supply and expected demand that will need to be satisfied.

Increasing Lithium Demand – Electric Vehicle Transition

Although lithium has multiple industrial and consumer electronics applications, the most prominent application is battery production. Future lithium demand is heavily linked to future EV production. We believe that climate change policy agendas, as well as government mandated targets for EV market penetration will be positive catalysts for a growth in lithium demand over the coming years.

Countries around the world have already formulated plans to support this change, as shown in the table below. Government policies (particularly in China), new regulations (particularly in Europe), and steadily increasing consumer adoption, as evidenced by a wider availability of EV models being produced by original equipment manufacturers, or OEMs, are all expected to be significant drivers in increasing EV sales.

The Chinese government has declared that the EV industry is of strategic importance over the long term. The “new energy” vehicle industry is one of ten industries targeted as a key effort to further the Chinese government’s “Made in China” initiative by 2025. In addition to China, several other countries have also announced plans to phase out and eventually replace internal combustion engine, or ICE, vehicles with EV models. Countries such as France, Norway, and the UK have all set dates for these bans, with Norway’s being the most aggressive, as all new car sales in Norway must be zero emissions (battery EV or fuel cell) by 2025.

Figure 2 - Recent Government Announcements

In response to the changing government policies and incentives favoring EVs, various OEMs have announced plans to expand EV production lines in the future. The chart below summarizes EV production plans from many major OEMs.

In addition to expanding their offering of EV models, automotive OEMs are focused on improving total energy density and reducing weight in batteries to increase the driving range of EVs. To achieve these improvements, EV battery manufacturers are increasingly using high nickel content cathode materials that contain less cobalt and more nickel, while the lithium content remains largely unchanged. Due to the underlying chemistry, battery-grade LiOH, the type of lithium we expect to be produced from the output of mine, is required in the manufacturing of high nickel content cathode material, whereas lithium carbonate, produced from lithium brine, is used in lower energy density EV battery applications.

As a result of these drivers, it is estimated that global sales of new energy-efficient passenger vehicles will reach 12 million in 2025, and the compound growth rate will reach 32.5% from 2019 to 2025. By 2030, the number of EVs on the road is expected to rise to 125 million.

Figure 3 - Annual global EV sales by market. (Source: Bloomberg New Energy Finance.)

To meet these targets, governments will need to help the EV industry, in general, and the lithium mining sector, in particular, by supportive actions such as removing red tape for new mining projects. Some projects are already seeing such support, such as a grant to American Lithium in March 2021 to support the development of a LiOH plant in Nevada, and a Canadian federal government grant to E3 Metals Corp, for expanded lithium extraction technology research with the University of Alberta.

Demand for lithium is also increasing outside of the EV market. According to the India Brand Equity Foundation, electronics manufacturing is expected to grow at an annual rate of 30% between 2020 to 2025. Lithium primary cell batteries are central units in many consumer electronics goods. Major manufacturers in the primary battery market include Hitachi Maxell, Ultralife, Energizer, FDK Corporation, Tadiran, Vitzrocell, EVE Energy, Panasonic, SAFT, Varta, Duracell, EnerSys Ltd., Gp Batteries, Excell Battery Co., and Bren-tronics. The global lithium primary batteries market is expected to grow from $11.28 billion in 2020 to $12.24 billion in 2021 at a compound annual growth rate, or CAGR of 8.5%. The table below shows the expected growth of the consumer electronics lithium battery market in USD billions from 2020 to 2025.

Figure 4 - Global Lithium Primary Batteries Market (Source: The Business Research Company)

Many battery cell manufacturers have made financial commitments for new Li-ion plants. Benchmark Minerals “gigafactory” tracker has gone from 70 planned new facilities in 2019 to 205 in April 2021. RK Equity’s battery cell forecast is approximately 3,400 GWh in 2030. On its current trajectory, planned capacity could easily reach 8,500-10,000 GWh; however, battery raw material shortages, particularly lithium, will limit the actual volumes achieved in 2030. At battery pack prices of $60-$75/kWh, Li-ion batteries are economically competitive for all storage applications.

Figure 5 - Global Gigafactories Forecast (Source: Benchmark Minerals and RK Equity Forecast)

According to FastMarkets.com, demand for battery grade lithium is now expected to almost triple by 2025 to more than 850 thousand metric tonnes, and to exceed 1.0Mt LCE in 2027, with growth in excess of 18% per year to 2030.

Figure 6 - Battery-Grade Hydroxide Demand/Supply Forecast (Source: RK Equity)

The recent decline and cutbacks in upstream investment, however, could result in the market undersupply during the next few years. We believe that it is clear that investment needs to be made in lithium mining now to meet the expected increase in demand. Fastmarkets predicts the need for 16 new lithium mines of average size to go online prior to 2025. Roskill maintains the view that future refined lithium supply will remain tight, with a period of sustained supply deficit in the mid-2020s. It is our understanding that further additions to lithium production capacity for mined and refined lithium products will be required to keep pace with demand growth, led by battery applications.

Figure 7 - Lithium Demand Forecast (Source: Benchmark)

Benchmark is aware of 40 lithium mines that have been in operation — producing lithium — in 2022. By 2050, Benchmark sees a need for 234 more lithium mines if there’s no battery recycling underway. While much emphasis is put on the as the electric vehicle demand as the driver for the lithium market, Benchmark Mineral Intelligence actually puts stationary energy storage demand by that time — ⅔ of the 11.2 million tonnes expected to be produced each year by then, It has concluded that the lithium market needs to scale up to 25 times or more of the 2021 level by 2050.

Increasing Demand for Locally Sourced Lithium in North America

North America is expected to follow the same global trend towards EVs and away from ICEs. RK Equity is forecasting a 36% per annum EV sales growth in the U.S. between 2020 and 2030. Sharply increasing sales will be driven by the U.S.’s desire to cut 2030 emissions by approximately 50% from 2005 levels, an expected buyer subsidy of up to $10,000 per car, and potentially removing the 200,000 unit sales cap for OEMs. Model choice in the key market segments of SUVs and pickup trucks is expanding and, post-2025, EVs are expected to have both a lower total cost of ownership and a lower up-front sticker price.

Figure 8 - Forecast U.S. EV sales and penetration (Source: RK Equity)

U.S. EV consumers continue to prefer long-range and fast charging EVs. In the first quarter of 2021, the average battery pack size for the top 10 selling EVs in China was just over 40 kWh. For the new model launches in the U.S., the average is closer to 90 kWh. RK Equity is forecasting an average battery pack size of 80 kWh for EVs sold in the U.S. in 2025. Based on these forecasts, U.S. EV sales could only equal half the number of EVs as China, and the GWh’s deployed would be roughly equal. RK Equity is forecasting the GWh’s deployed in U.S. EVs will rise by a factor of 30 over the decade to approximately 600 GWh (~500KT LCE battery-grade demand).

Figure 9 - Future new BEV launches (Source: Company reports & RK Equity)

Figure 10 - U.S. average battery pack size and GWh deployed (Source: RK Equity)

Most new EVs sold in the U.S. will use a high nickel cathode requiring LiOH. RK Equity is forecasting 85%-90% hydroxide usage for U.S. cathodes in 2025. Thus, Foremost Lithium’s supply of SC6 to North American based processors of LiOH will be ideally suited and timed to engage with the U.S. market.

Figure 11 - OEMs and cathode choice (Source: Company reports & news articles)

The U.S. currently has approximately 15KT LCE of local chemical production capacity – a fraction of the 500KT LCE demand in 2030 as we forecasted. Therefore, we forecast that the United States and North America will need to greatly increase their supply of lithium. There is a narrow window to create a regional lithium supply chain that is both scalable and sustainable with a low carbon footprint. We believe that the quickest route to scaling greenfield lithium production in North America is hard rock to hydroxide.

Figure 12 - Cost comparison for hydroxide (Source: Frontier presentation)

We believe it is highly likely that the U.S. and North America will emulate Europe’s battery raw material strategy and target a high percentage of local lithium chemical production. If the U.S. and North America do pursue that course, there are a limited number of locations to available to supply the lithium production needed.

Ideal Location

The available pool of spodumene concentrate projects in historic mining jurisdictions is limited. We view Manitoba, Quebec, and Ontario hard rock assets as future strategic suppliers of SC6 to the North American and possibly European battery supply chains.

Figure 13 - Spodumene concentrate projects in Canada and Europe (Source: Piedmont Lithium)

According to the International Energy Agency (“IEA”), Canada’s electricity generation is over 80% renewables and nuclear, while China and Australia electricity generation is over 75% coal, oil and natural gas. Additionally, Manitoba is a green province, with 97%20 of electricity derived from renewable sources. This offers the potential to have a nearly net zero SC6 processing plant. Therefore, with a reduced production and transport carbon footprint and no need for customers to hold higher inventory levels, we believe domestic North American hydroxide supply will trade at a $1,000 per tonne premium to China.

Figure 14 - Electricity generation mix (Source: IEA)

The Lithium Lane Properties are ideally located to take advantage of both hard rock strategic lithium assets and a favorable source of renewable energy for lithium mining and processing in Manitoba. In addition, the Lithium Lane Properties are strategically located in North America’s “Auto Alley.” With the Hudson Bay Railway having a railhead 30 km from our project, the Lithium Lane Properties have access to means of transportation to bring our lithium product north to the Port of Churchill, for shipment to Europe, or South to Auto Alley. The map below shows the extended reach of CN’s rail lines into the US Auto Alley.

Figure 15 - CN’s network of rail lines (Source: CN website)

If one compares the map above to the map of the NAFTA superhighway below, the Lithium Lane Properties are strategically situated to access and address this market.

Figure 16 - U.S. “NAFTA Superhighway” (Source: https://www.peaktraffic.org/nafta.html)

Goldman Sach’s contrarian point of view

In May 2022 Goldman Sach’s predicted that Lithium prices would fall substantially. Interestingly, they see strong demand for Lithium and believe Lithium will be a standard part of battery chemistry globally. The reason the price would be negatively impacted, is that China is mining lepidolite deposits and using such concentrates in the production of battery grade lithium. The Lepidolite deposits found in China are typically lower-grade, resulting in higher processing costs. Many, including Benchmark Mineral Intelligence, have critiqued Goldman Sach’s view and in particular its assumptions regarding the speed at which these new sources of supply will be brought to market and the ease at which they can be converted to a form needed by battery makers. It is early days for lepidolite and thus far Goldman Sach’s predicted price decrease has not materialized as they suggested.

BUSINESS

Overview

Foremost Lithium Resource & Technology Ltd. is an exploration stage company that is primarily engaged in the hard-rock exploration and acquisition of lithium properties in Canada.

Our goal is to become a strategic supplier to processors of battery-grade LiOH to supply the growing electric vehicle battery and battery storage markets. There are several positive tailwinds for lithium demand, particularly hydroxide in the United States. The global lithium-ion battery market size is expected to reach USD $182.53 billion by 2030. We believe it is highly likely that North America will emulate Europe’s battery raw material strategy and target a high percentage of local lithium chemical production. The United States currently has approximately 15KT LCE of local chemical production capacity – a fraction of the 500KT LCE demand in 2030 as we forecasted. As hard rock to hydroxide offers the shortest greenfield route to increased supply, and Foremost Lithium’s land position hosts significant potential, projects such as Foremost Lithium’s Lithium Lane Properties will be seen as strategic in the years to come.

We hold or have option to acquire interests in mining claims covering over 42,000 acres (17,100 hectares) primed for exploration with our four main core Lithium Lane Properties, as well as our Jol Property, located in the province of Manitoba, Canada.

We also have a secondary ambition of pursuing precious metal exploration on our Winston Property located in New Mexico, USA.

We currently consider the four Lithium Lane Properties to be our material properties, while our Winston Property and our Jol Property mining claim in Manitoba, Canada, are considered to be non-material properties. All of our properties are in the exploration stage.

Figure 1 - Location map of Foremost Properties in North America

Lithium Lane Properties

Our primary focus is on exploration on and eventually the development of our Lithium Lane Properties, which in aggregate encompass 78 discrete claims totaling over 42,000 acres (17,100 hectares), consisting of: (1) the Zoro Property; (2) the Jean Lake Property; (3) the Grass River Property; and (4) the Peg North Property. Our Lithium Lane Properties are located in close proximity to each other, in west-central Manitoba, east of the historic mining friendly town of Snow Lake. Each of these properties consists of undeveloped provincial land on which we hold mining claims or options to acquire or earn interests in mining claims and are predominately surrounded by black spruce and jack pine forest with sufercial sediments such as trembling aspen.

We are in the business of exploring our Lithium Lane Properties. We expect that following a planned six-phase exploration approach will will demonstrate potential further S-K 1300 compliant resources and will lead to delineating a lithium resource to direct ship ore (“DSO”) to a production facility in the area to create a revenue stream.

450,000 mE
457,500 mE
465,000 mE
472,500 mE
480,000 mE
6,097,500 mN
6,090,000 mN
6,082,500 mN
6,075,000 mN
N
W
E
S
Prov. of Manitoba
Morris Lake
Snow Lake Airport
Crowduck Bay
Niblock Lake
Roberts Lake
Dion Lake
Wekusko Lake
Legend
Jean Lake Property
Zoro Property
Zoro 1 Option
GRC Property
Peg North
Green Bay Option (Zoro)
Crowduck Bay Fault
Thompson Brother's Lithium Trend
Powerline
mE = Meters East
mN = Meters North
FOREMOST LITHIUM
Foremost Lithium Snow Lake Properties
Snow Lake, Manitoba
Claim Status
0
5
Kilometers

Figure 2 - Claims Map of Foremost’s Lithium Lane Properties

Local Environment

The Lithium Lane Properties are ideally located in the Province of Manitoba, Canada, where 97% of the electrical energy supply is from hydro-electric renewable sources. The region of Snow Lake, where the Lithium Lane Properties are situated, is mining friendly, and the Hudson Bay Railway runs within 30km of the Lithium Lane Properties. The valley located directly east of the property could serve as a potential tailing storage area. Winter access roads to the property can be used for hauling purposes. The Snow Lake region is marked by short, cool summers and long, cold winters. The region has a sub-humid high boreal climate. The Hudson Bay rail runs north to the Port of Churchill which supplies access to Europe by ship, or south to the EV manufacturing markets in Michigan and the southern United States.

Property Geology and Lithium Mineralization

To date, a total of over $9.5 million has been spent on exploration works on the Lithium Lane Properties, with most of the work has been applied to the Zoro Property. The Zoro, Jean Lake, Peg North, and Grass River spodumene bearing, lithium-enriched pegmatite dyke clusters occur on either side of the Crowduck Bay Fault. To the east of Wekusko Lake there are three main clusters of spodumene-bearing pegmatite dykes known as the Thompson Brothers, Sherritt Gordon and Zoro pegmatites. The Thompson Brothers (Violet) and Sherritt Gordon type pegmatites and appear to connect or extend onto the Company’s Jean Lake and Peg North projects. The Green Bay (Zoro) pegmatites are located about 5km east of the Thompson Brothers property. Lithium Projects are bound by the Crowduck Bay Duck Fault as well are situated along the “Thompson Brothers Lithium Trend (TBL)”, known to be associated for lithium-enriched pegmatite dyke clusters.

Zoro Property

At the Zoro Property, we have conducted exploration and completed an S-K 1300 technical report summary that declares a Li2O inferred mineral resource. The Li2O inferred mineral resource estimate for the Zoro Property as of January 16, 2023 is 1,074,567 tonnes in situ at a grade of 0.91% Li2O, with a cut-off of 0.3% Li2O and metallurgical recovery of 90%. To date, the Zoro Property is the only project where the Company has a S-K 1300 compliant initial assessment report with an inferred mineral resource estimate. This S-K 1300 compliant technical report summary was prepared to support ongoing exploration and development by the Company. Its primary goal was to review existing and newly discovered lithium pegmatite dykes on the property based on exploration work finished before July 2018. It would utilize the related geoscientific database to demonstrate sufficient technical merit to continue the assessment of known pegmatite dykes and to explore for repetitions of this style of mineralization. The Company has drilled 10,000 meters of core and documented a total of 16 spodumene mineralized pegmatite dykes on the Zoro Property. Based on the 2023 S-K 1300 compliant report, a base case in situ inferred mineral resource for Dyke 1 on the property was determined. The reporting cut-off is 0.3 percent Li2O and the metallurgical recovery is 90%. Dyke 1 contains 1,074,567 tonnes at 0.91% Li2O.

The inferred resource on the Zoro Property is entirely from a single high-grade lithium bearing spodumene pegmatite dyke (Dyke-1) partially outcropping at surface on the Zoro Property. The Company has subsequently discovered a total of sixteen (16) spodumene mineralized pegmatite dykes which remain open for further drilling to build substantial additional S-K 1300 compliant resources and completed a successful April 2022 drill program. The Company completed UAV-assisted magnetic and Lidar surveys which integrate data sets with MMI soil geochemical data, mapping and prospecting data as well as drill core data. The Company will use this data to determine the most effective step out and infill drill program. Simultaneously, the Company successfully completed its program with Glencore Canada (“XPS”) to process an initial 500 kg mini bulk sample of spodumene-bearing pegmatite from Dyke-1 into a SP6 technical specification spodumene concentrate into battery-grade LiOH and Li2CO3 while maximizing lithium recovery and significant CAPEX and OPEX savings.

Jean Lake Lithium and Gold Property

In August 2021, the Company discovered two beryl pegmatite outcrops on the Jean Lake Property which assayed high-grade lithium. These high-grade assay results included 3.89 Li2O% to 5.17% Li2O%. As a result of airborne magnetics, the Company has currently defined 14 high priority drill targets on Jean Lake Property – including the two “Beryl” pegmatites. The Company commenced its 3,000 meter 24-hole drill program in December of 2022 and recently completed this drill program in the first quarter of 2023, with assays now shipped to the labs with results pending. Prior to drilling, all drill targets were identified through a combination of prospecting, soil and rock chip geochemical surveys and UAV-assisted magnetic surveys.

Grass River Lithium Property

The Company is currently aware of 17 historically mapped and drilled spodumene mineralized pegmatite dykes on the Grass River Property which have yet to be fully delineated or drilled to S-K 1300 standards (previous 1959 results are not applicable although they clearly evidence 7 spodumene mineralized pegmatites). We have completed UAV-assisted magnetic and Lidar surveys and intend to integrate that data with the historical mapping and prospecting data, and historical drill core data with interpretation expected to be released in the third quarter of 2023. Over the second and third quarters of 2023, the Company will undertake prospecting and targeted MMI soil geochemical surveys over areas of specific interest identified from the drone magnetic survey in preparation for a projected drill program in the fourth quarter of 2024.

Peg North Lithium Property:

The Company acquired the Peg North Property in the second quarter of 2022 and has used targeted MMI, together with boots on the ground prospecting, to delineate the five (5) historically documented spodumene pegmatites on the property in the second and third quarters of 2022. The Company flew airborne geophysics over the entire property in 2022. During the second and third quarters of 2023, the Company will undertake prospecting and Mobile Metal Ion soil geochemical surveys over areas of specific interest identified from drone magnetic surveys for the same program as outlined in the Grass River Property.

Project Timelines

The Table below summarizes our current status and next major milestone activity:

Figure 3 - Project Timelines

Foremost Lithium’s Phased Mineral Exploration Process

We intend to analyze each of the Lithium Lane Properties in detail to determine their current status and scheduled future activities. This is the fundamental execution strategy that we employ to create unlock world-class hard rock lithium resources in Snow Lake, Manitoba, Canada.

How Data Adds Value from Prospecting to Production

Finding world-class hard rock lithium mineralized spodumene mine requires judicious and methodical work. Our approach is to have a dedicated experienced technical team use all available modern subsurface characterization techniques together with historical field data. The primary question we pose to ourselves at this stage is: “Where do we look and how do we find it?” Deploying exploration capital is fundamental to gaining the requisite data, which is then processed into knowledge and understanding of the lithium deposit.

Phase 1: Acquire Quality Claims

No amount of exploration budget can find minerals on land that doesn’t have minerals. There are two key factors that have allowed us to acquire our properties.

●	Working from the known - Lithium mineralized spodumene pegmatite dykes tend to form in clusters, or fields in prolific belts, hosted by fault structures which permit economic deposition. The Snow Lake pegmatite fields are hosted by the Crowduck Bay fault which runs (strikes) South-West to North-East from Wekusko Lake up into the mouth of the Grass River. For example, Cerney, et. al. [1981] , Frarey, et. al. [1950], Bailes [1985] Cancelled Assessment Files (CAF) of the Manitoba government, and Jay Kay Exploration Syndicate exploration drilling logs from 1959 provided compelling regional data and supported evidence of a significant spodumene mineralized pegmatite field in this specific area. Prospective areas with potential for discoveries can be identified by reviewing other geological data. There is significant historical geological data which has uncovered only a small fraction of the outcropped resource targets. Foremost Lithium’s VP of Exploration Dr. Mark Fedikow has been actively exploring in the Snow Lake area including the Wekusko Lake pegmatite fields for over 3 decades and consequently Foremost Lithium’s exploration occurs along and outward from the known mineralization hosted by the Crowduck Bay fault. We have used this existing knowledge to target specific propetires for acquisition and development.

●	Community Engagement – Our team has excellent relationships in the Snow Lake area. These relationships ensure we know the owners of the highest quality land and ensure we are given the opportunity to acquire this land when available. We have either staked, acquired, or hold options to acquire and control 78 claims over 42,000 acres (17,100 hectares) in the highly prospective Snow Lake pegmatite fields, including the entire northern extension of the Crowduck Bay Fault. To date, we have mapped and defined numerous spodumene mineralized pegmatite occurrences and identified 16 spodumene-bearing pegmatites on the Lithium Lane Properties.

Phase 2: Prospecting

After acquiring a property, we conduct our first pass prospecting of outcrop areas, which focuses on known pegmatites as well as additional lithium-bearing pegmatites. Includes surficial geochemical surveys including MMI to help delineate new targets and is integrated with other geoscientific databases.

Phase 3: UAV-Borne Magnetic Surveys

In this phase, we use UAV-Borne magnetic surveys to aid us utilize 3D technology to define the extent and magnetic signature of the spodumene pegmatite dykes and enclosing geologic environment. LiDAR technology records detailed ground elevation measurements via laser light high resolution 3D imagery at a 2-centimeter accuracy. The survey helps with exploration, improving field work planning, and with the delineation of drill target.

UAV-flown high resolution magnetic data lends itself very well to finding new prospective drill targets with precision using high-resolution drones. We conducted a UAV-borne magnetic survey on the Lithium Lane Properties in 2022. The UAV system’s resolution has provided excellent litho-structural detail over the Lithium Lane Properties and has generated detailed 3D models of the magnetic sources on the properties. Magnetic surveys can provide valuable exploration information such as depth to source, dip of the body as well as the overall shape and morphology of the lithological unit. The resolution of the survey allows targeting of bedrock structures which may host lithium pegmatite deposits, which when coupled with 3D products from inversion of magnetic survey data provides an excellent source of information for us to define drill-targets based on their magnetic signatures including both magnetic and non-magnetic targets. The drone magnetometer surveys were flown with a flightline azimuth of 070º and flight-line spacing of 25m. Tie lines were established at 250m spacing with a total of 7,472.7-line km over the Lithium Lane Properties.

Phase 4: Preparation

After the survey is conducted, we scientifically define drill targets via preparatory work programs and de-risk the targets with final visual reference.

Phase 5: Drilling

The first four phases allow us to determine a number of targets. On each target, we construct a well thought through thesis of where economic mineralization exists, and the put the thesis into practice once exploration drill rigs are brought to site. The drilling phase includes the following steps:

●	Drilling – Diamond drills allow exploration holes that can be hundreds of meters deep. Each hole extracts a small diameter of rock (referred to as core) from the subsurface.

●	Core logging – The details of each drill hole (such as rock type, structure, alteration) must be logged extensively and accurately. Core is analyzed and reviewed for visible prospective minerals of interest. We look for visible concentrations of spodumene mineralization hosted within a pegmatite dyke structural fabric.

●	Assay Results – Core samples are submitted to the lab for assays that determine how much Li2O is present in the rock.

●	Re-Interpretation – We conduct live interpretation of the drill data, creating a dynamic drill program.

Phase: 6: Discovery

Discovery is the most exciting part of the process. This phase is when the resource is uncovered, and interpretation of the quality and quantity of ore comes to realization. All of the information learned in the previous phases inform the specific targeting and subsequent drilling of high value exploration targets.

Additional Phases

Assessment

When initial drilling yields positive results, we will start step out drilling to see how far the mineralization extends along a strike azimuthal trend, and if it goes deeper. Once we have more information on these boundaries, we can commence infill drilling, which is drilling in the gaps between existing holes to build confidence in the cumulative size and grade of the mineralization, to provide more information that can be used to determine if we have a discovery. We have drilled 70 exploration holes, which represent just over 10,000m of diamond drill core on our Zoro Property. That core has been logged and integrated into our 3D data model. Assay results on 60 of the 70 exploration holes are currently inside our 3D data model.

Once the drill core has evidenced a discovery of Li2O mineralized spodumene pegmatites then estimation can begin to determine how large the deposit is. At this stage, we can produce an S-K 1300 compliant mineral resource estimate.

Deposit Definition

Scientists and geologists will work together to analyze and define a deposit from samples sent out to a laboratory and determine whether the quality and quantity of Li2O is sufficient to move into production of ≥ 6% Li2O spodumene concentrate (SC6), and potentially upgrade that SC6 into LiOH with the benefit of a chemical processing facility.

Mineral Resource Calculation

At this vital stage, we will lay out the tonnage and grade of the deposit. Different methods are used in accordance with the ore geology, geometry and boundaries. Some of the steps involved will be:

●	Drilling additional diamond core drill holes – This increases the potential resource, boosts confidence level, offers another chance of making additional discoveries and enhances overall knowledge and understanding.

●	Conducting metallurgical tests – These mimic the process employed at both a processing facility to yield SC6 and a chemical upgrading facility to yield a saleable battery-grade LiOH product and provide confidence that the lithium ore we will mine can be converted into a saleable product.

●	Conducting environmental assessments and assessing corporate social responsibility – Significant work is performed to test and model how a potential mine might impact the surrounding environment, ecosystems, and the local community of Snow Lake.

●	Assessing risks – This involves a rigorous analysis of what could go wrong and development of solutions to address such problems.

●	Utilizing our 3D model – the Leapfrog 3D model will employ a S-K 1300 compliant economic modelling and analytics platform to use all existing data and create a highly accurate and detailed model of the lithium mineralized pegmatite orebodies.

●	Designing mines – a detailed engineering analysis will be undertaken to determine how the mine can be designed to maximize Li2O ore extraction in a safe and low cost manner.

Development Decision & Financing

At this stage, we will develop finance and production plans to ensure funds for mine construction and mine operations. By this point, we will have a clear vision of the deposit and its potential and decide whether to move the resource into production.

Non-Core Assets

Winston

The Winston Property has promising geology and is also an exciting opportunity for our Company. This 2,800 acre land package has returned promising gold/silver samples in the past, and based on these higher grade samples, a 2023 drill program is currently being planned. We are exploring the possibility of spinning out this property, which could result in dividend shares to our shareholders. We would also consider engaging in a joint venture with a precious metals focused participant.

Jol Property

We completed the acquisition of a 25 acre (62 hectare) property (the “Jol Property”) situated due north from the Jean Lake Property, and due west of Zoro Property, on July 12, 2022. This small parcel of land is situated in an area historically noted for high critical metal nickel and copper contents, although there has been no exploration follow-up in recent times. The property is also within the area of geological influence of the Crowduck Bay Fault, and as such offers the potential to host lithium-bearing pegmatite dykes. We intend to conduct further exploration on the property, but may also consider selling the property to any interested buyers.

Marketing and Advertising

We intend to solidify and broaden our engagement with strategic partners by delivering a saleable SC6 Li2O product. Our DMS and flotation of DMS Middlings, together achieved a global lithium recover of 81.6% at a spodumene concentrate grade of 5.88%, demonstrating that our spodumene concentrate is capable of producing both battery grade lithium carbonate (Li2CO3) or lithium hydroxide (LiOH), while returning an extremely favourable OPEX/CAPEX to our Company.

Manitoba is currently home to North America’s only hard-rock lithium mine, the world-class Tanco Mine, only 600km from Foremost, which provides us an opportunity to create a near-term revenue stream by the DSO (Direct Shipping Ore) to mines in our area. Lithium supply has not grown in lockstep with demand, and battery manufacturers as well as electric vehicles makers have been sourcing and securing their lithium supply farther in advance. We feel this provides us a great strategic opportunity to solidify contracts with long-term partners.

Our Customers

Chemical companies that convert SC6 to LiOH and Electric Vehicle Manufacturers would be our the primary direct and indirect customers. These include Tesla, Rivian, General Motors, BMW, Nissan, Mercedes, Jaguar, and Audi automobile manufacturers, among others. We believe that, assuming we prove our lithium resources and operate a functioning lithium ore mining and processing facility, we will be well positioned to be a supplier of choice to these OEMs, based on the competitive economics enabled by our well-situated geographical location, renewable energy sources, and mining friendly government regime.

Competition

We face intense competition in the mineral exploration and exploitation industry on an international, national, and local level. We compete with other mining and exploration companies, many of which possess greater financial resources and technical facilities than we do, in connection with the exploration and mining of suitable properties as well as the engagement of qualified personnel. The lithium exploration and mining industry is fragmented, and we are a very small participant in this sector. Many of our competitors explore for a variety of minerals and control many different properties around the world. Many of them have been in business longer than we have and have established more strategic partnerships and relationships and have greater financial accessibility than we have. We are also subject to competition from other large national and international mining companies such as Sayona Mining Limited and Frontier Lithium Ltd. In our view, given the expected level of demand for lithium, it will be a seller’s market so there will be many customers interested in the lithium we extract.

Intellectual Property

We do not have any registered intellectual property rights.

Facilities

Our corporate address is 2500 - 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3 Canada. Currently, we do not maintain any office or operational facilities other than a leased space used to store our core samples in Snow Lake Manitoba. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Employees

We currently do not have any employees.

Our executive officers and advisers work for us as independent contractors under consulting agreements. These agreements require consultants to protect our confidential information during their engagement with us. In addition, these consulting agreements include typical non-compete clauses that prohibit the consultants from entering competitive employment relationships while they are working for us.

Insurance

We currently insure our directors and officers through our D&O insurance policy. We currently do not insure against mine exploration and development risks.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these, or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition, or operating results. One legal action the Company is involved with is described following.

On December 22, 2021, we commenced litigation against former management, Gammack and Dinning, shortly after they were replaced as directors following our contested shareholder meeting. The claim is for unspecified damages in addition to approximately $150,000 of compensation to Gammack and Dinning that was not paid. We dispute that the amounts were owing or that the contracts were validly entered into prior to the payments being made. We garnished their bank accounts and the amounts claimed were paid by certain banks into court.

On May 12, 2022, Gammack and Dinning filed a counterclaim for damages relating to their termination including a two-year change of control payments under the alleged management contracts which would total approximately $400,000. We consented to the release of $150,000 that had been garnished to be paid out of court to the defendants.

The parties have reached an agreement to settle the claim and counterclaim by the release of the funds held in court to the defendants, which has occurred and the payment of $10,000 in total for costs to the defendants, which funds have been paid. The parties have exchanged releases. The consent dismissal order dismissing the claim and counterclaim has been filed with the court.

Government Regulation

Our business is subject to a variety of laws and regulations applicable to companies’ conducting business in the mining industry. In Canada, mining law is divided between the federal and provincial governments. Ownership of lands and minerals belongs to the province in which they are located. Within the Province of Manitoba, mining activity is regulated by the Department of Agriculture and Resource Development and is governed primarily by provisions of The Mines and Minerals Act (Manitoba) together with its accompanying regulations and guidelines. The provinces have jurisdiction over mineral exploration, development, conservation, and management. The federal government shares jurisdiction with the provinces on some related matters (taxation and the environment) and has exclusive jurisdiction over areas such as exports and foreign investment controls. Federal and provincial legislation affecting mining activities tends to fall into two main categories: (a) private matters of title and taxation; and (b) economic, social, and environmental policies.

PROPERTIES

Material Properties – The Lithium Lane Properties

Zoro Property

Portions of this section regarding the Zoro Property are derived from the S-K 1300 technical report summary, “Technical Report on the Zoro Lithium Project, Snow Lake, Manitoba”, with an effective date of January 16, 2023, prepared by Mark Fedikow and Scott Zelligan, Qualified Persons under S-K 1300. Mr. Fedikow is a consultant and officer of the Company, serving as the Company’s Vice President Exploration. Mr. Zelligan is a self-employed, independent resource geologist and is not an employee of the Company. Neither Mr. Fedikow nor Mr. Zelligan is affiliated with any other entity that has an ownership, royalty or other interest in the property.

The Zoro Property is an exploration stage property located in west-central Manitoba 249 km southeast of Thompson and 571 km north-northeast of Winnipeg and approximately 20 km east of the town of Snow Lake. Nearby infrastructure includes a power line servicing the town of Snow Lake approximately 5 km south of the property, the Snow Lake airport and an all-weather gravel road 11 km west of the property, and a rail link located at Wekusko siding, 20 km to the south of the small historic gold mining community of Herb Lake Landing which is 30 km south of the property. The nearest road link is a seasonal gravel road on the east side of Wekusko Lake that accesses the village of Herb Lake Landing and Provincial Highway 392 to the south.

Figure 1 – Depicts the Zoro Property with its 16 spodumene dykes

Access to the property is by either helicopter or fixed-wing aircraft, or by driving north on provincial highway 39 to Bartlett’s Landing, taking a 20km boat ride across Wekusko Lake, and using drill roads and ATV trails the remainder of the way. Based upon the UTM Grid, the property is located at coordinates 455,000 meters east and 6,085,000 meters north, as illustrated in Figure 1 above (GPS coordinates are 54.8575, -99.6461) The Zoro Property has no mineral reserves under S-K 1300. The S-K 1300 mineral resource estimate for the property is included below, under “Mineral Resource Estimates”. The book value of the property as of December 31, 2022 was $6.008 million. The Zoro Property is comprised of 16 mineral claims totaling 7,425 acres (3,003 hectares).

Property and Ownership

On April 28, 2016, the Company entered into an option agreement granting it an option to purchase the rights to the lithium and related lithium compounds or mineralization of the Zoro 1 mineral claim in exchange for certain payments of common shares and cash. The Company made initial payments of common shares and $50,000 in cash. On April 28, 2017, the option agreement was amended and the Company completed the purchase of the rights to the lithium and related lithium compounds or mineralization of the Zoro 1 in consideration for additional common shares of the Company and a non-interest-bearing promissory note for $100,000 that was paid in due course.

On August 4, 2016, the Company entered into an option agreement with Strider Resources Limited (“Strider”) granting the Company the option to acquire an undivided 100% interest in all lithium-bearing pegmatite dykes on claim Jake 3558 (P3558F) and a 350-metre-wide strip along the northeast edge of claim Jake 3558 that includes portions of adjacent claims Bert 6304 (MB6304) and Bert 797 (MB797), subject to a 2% net smelter return royalty, or NSR. The optioned interest did not include any interest in and to any mineral not contained within or immediately adjacent to or contiguous with the lithium-bearing pegmatite dykes. On May, 10, 2017 the Company completed the acquisition of the optioned interest. The consideration was common shares of the Company and $250,000 in cash. Pursuant to the option agreement, the Company retains a right to repurchase one-half of the 2% NSR for $1,000,000 at any time prior to commercial production.

On September 20, 2017, the Company entered into a second option agreement with Strider, granting the Company the option to acquire an undivided 100% interest in all lithium-bearing pegmatite dykes on claims Jake 9 (P3031F), Jake 1054 (MB 1054), Jake 2655 (MB 2655), Jake 3557 (MB 3557), Jake 54199 (W54199), Jake 10 (P3032F), Jake 2412 (MB 2412), Jake 2413 (MB 2413), Jake 54745 (W54745), CRO 5734 (MB 5734) subject to a 2% NSR. The optioned interest did not include any interest in and to any mineral not contained within or immediately adjacent to or contiguous with the lithium-bearing pegmatite dykes. On August 19, 2019, the Company announced that they completed the acquisition of the optioned interest. The consideration was common shares of the Company, $250,000 in cash and the expenditure of at least $500,000 in exploration expenses. Pursuant to the second option agreement, the Company retains the right to repurchase one-half of the 2% NSR for $1,000,000 at any time prior to commercial production. Finally, the Company acquired claims BAZ 12131 (MB12131) and BAZ 12133 (MB12133) upon mutual agreement by both parties, which claims were added to the second option agreement. The two additional Baz claims were staked by Strider on December 2017, as they were within a 2 km area of influence and were then registered with the Manitoba Mines Branch on January 10, 2018

The optioned interest provides indirect right, title, and interest in and to all lithium bearing pegmatite dykes contained in, on or under the property and including, without limitation, all related commercial pegmatite minerals (“Pegmatite Minerals”). The option interest does not include any interest in gold and other precious metals or minerals or ore containing same, base metals or minerals or ore containing same, diamonds, garnets, amphiboles, and talc in or on the property. No negotiations are required for access to the property and surface rights reside with the Manitoba government. In Manitoba, a mining claim is physically staked on the ground by blazing the outline of the claim with an axe or chainsaw and erecting claim posts at the corners and along the outline of the claim. The time, claim name and claim staker’s identification is marked on a claim tag which is affixed to the claim posts. Exploration work is physically undertaken on the claim and this work is described in an assessment report that when approved by the Manitoba government assessment geologist provides credits that can be applied to the claim to keep the claim in good standing. Costs to maintain a claim are calculated at a rate of $12.50 per hectare annually for a claim held for less than 10 years. After 10 years the rate doubles to $25.00 per hectare.

Claim, Size and Expiry and Year Cost

Claim Name	Claim Number	Size Hectares	Expiry Date	Yearly Holding Costs	Holder
ZORO 1	P1993F	52	May/13/2067	$1,300	Foremost Lithium (formerly Far Resources)
JAKE	P3558F	250	September/1/2030	$6,250	Strider Resources Ltd
BERT	MB6304	28	May/16/2030	$700	Strider Resources Ltd
BERT	MB797	27	August/15/2030	$675	Strider Resources Ltd
JAKE 9	P3031F	256	May/26/2030	$6400	Strider Resources Ltd
JAKE 1054	MB1054	240	July/16/2030	$6000	Strider Resources Ltd
JAKE 2655	MB2655	255	July16/2030	$6,375	Strider Resources Ltd
JAKE 3557	MB3557	256	September/1/2030	$6,400	Strider Resources Ltd
JAKE 54199	W53199	131	January/7/2030	$3,275	Strider Resources Ltd
JAKE 10	P3032F	173	April/28/2030	$4,325	Strider Resources Ltd
JAKE 2412	MB2412	256	July/16/2030	$6,400	Strider Resources Ltd
JAKE 2413	MB2413	196	July/16/2030	$4,900	Strider Resources Ltd
JAKE 54745	W54745	245	July/8/2030	$6,125	Strider Resources Ltd
CRO 5734	MB5734	192	April/12/2030	$4,800	Strider Resources Ltd
BAZ 12131	MB12131	192	March/10/2030	$2,400	Strider Resources Ltd
BAZ12133	MB12133	256	March/10/2030	$3,200	Strider Resources Ltd

TOTAL NUMBER OF CLAIMS = 16	TOTAL AREA = 3,003 Hectares (7,425 acres)

Figure 2 - Regional geology map of the Flin Flon-Snow Lake Greenstone Belt

Geology

Zoro Lithium Pegmatites

General and detailed geology for the Zoro Property is depicted in the figures below. Mapping was performed by the Manitoba Geological Survey on the property. The Zoro Property is underlain by ocean floor volcanic rocks of the Roberts Lake allochthon and lesser amounts of missi group sedimentary rocks. The ocean floor rocks comprise mafic volcanic and related intrusions and the missi group consists of sandstone, siltstone, mudstone and quartzofeldspathic gneiss and migmatite. These lithologies are flanked to the south by missi group calc alkaline and tholeiitic basalt and rhyolite to dacite ash flow tuff and flows and to the east and west more missi group sedimentary rocks. The ocean floor mafic volcanic rocks adjacent to the dykes consist of a fine- to medium-grained strongly foliated dark green lithology. These andesitic to basaltic lithologies are locally interbedded with volcaniclastic sedimentary rocks and all are intruded by a quartz-phyric granite intrusion. The flows are generally fine- to medium-grained, massive with a 50°-70° lineation and strikes of N10°-30°E and steep northwest dips. Localized quartz veins, quartz laminae and associated iron carbonate veinlets are also present in outcrop adjacent to lineaments interpreted to represent faults. Minor arsenopyrite was noted in the quartz veins and laminae. These rocks are locally rusty-weathered and crosscut by veinlets of iron carbonate and quartz. Minor arsenopyrite and pyrite was observed in the quartz veins and laminae.

General Geology
Legend
Intrusive rocks
L Late intrusive rocks
P Intrusive rocks
Successor basin deposits
B Burntwood Group
S Schist-Wekusko assemblage
M Missi Group
MV Missi Group volcanic rocks
Juvenile arc rocks
J Juvenile arc rocks
Ocean floor
F Ocean floor rocks
Symbols
Option August 10, 2016
Option September 26, 2017
Zoro 1 claim
Fault
Powerline
Road
Limited use road
Herb Bay
Crowduck Bay
Bazzlo L
Vlassie L
Roberts L
Dion Lake
Atkins L
Wekusko Lake
NAD 1983 UTM Zone 14N
450,000
455,000
460,000
465,000
6,085,000
6,080,000
6,075,000
99°47'30"
99°42'
99°36'30"
99°31'
54°55'30"
54°50'
0
5,000
Metres
Geology by:
Viljoen, D., Chackowsky, L.E., Lenton, P.G., Vanderkam, R., Broome, H.J., Slimmon, W.L., NATMAP Shield Margin Project Working Group, Canada 2000: Selected data from the NATMAP Shield Margin Project database; Manitoba Industry, Trade and Mines, Geological Survey; Open file report 98-1.
July 8, 2018

Figure 3 - General Geology of the Wekusko Lake Pegmatite Field Region.with Zoro Claims for Context

The pegmatite dykes generally strike northwest to north-northwest with steep dips and crosscut the regional foliation at a low angle. The dykes tend to be concentric in internal structure and the grain size of the constituent minerals (potassium feldspar, quartz, spodumene and black tourmaline) coarsens towards the center of the dykes. This pattern may be locally interrupted by patches of saccharoidal albite, large muscovite aggregates and coarse albite stringers with garnet and beryl. Spodumene is concentrated in the cores of the dykes. Some of the dykes have been split into sub-parallel veins by post-emplacement tectonic activity.

Detailed geologic observations of the pegmatites on the property were initially hampered by caved, filled and overgrown trenches. However, after trench cleaning and mucking and the availability of drill core Martins et al. (2017) provide a detailed description of Dyke 1. It is a north-trending, near-vertical body that extends for at least 280m along strike, with a maximum thickness of approximately 35m. The presence of country-rock alteration was not noted in historical drill logs however, the mineral holmquistite (Li2(Mg, Fe2+)3Al2Si8O22(OH)2) was recently identified in the mafic volcanic host rock during field examinations, indicating metasomatic alteration associated with pegmatite intrusion. Rock and mineral analyses demonstrate that a broad metasomatic geochemical and mineralogical halo is present. The development of holmquistite-bearing assemblages is controlled by the introduction of Li into the country rock during pegmatite emplacement. These assemblages reflect greenschist-facies metamorphic conditions and are only found in amphibolitic wall rock, usually replacing hornblende, pyroxene or biotite (Heinrich, 1965; London, 1986). Based on historical and recent field and laboratory work zonation in the Dyke 1 pegmatite can be defined as follows: (1) the wall zone, composed predominantly of quartz, microcline and muscovite, with accessory tourmaline, hornblende, biotite and rare beryl and spodumene; (2) the intermediate zone, with medium-sized crystals of microcline, albite, quartz, muscovite and spodumene (<5%); (3) the central zone, with abundant spodumene (locally up to 50% but more commonly varying between 10% and 30%), albite, quartz and locally pollucite, and accessory apatite, tourmaline, pyrrhotite, lepidolite, columbite-group minerals and Fe-Mn–phosphate minerals; (4) the core zone, composed mainly of quartz with small- to medium-grained spodumene crystals (although locally 15–20cm crystals of spodumene are observed) in a quartz matrix, with minor tourmaline and muscovite.

Dyke 1 pegmatite is the largest and best studied dyke on the Zoro Property. It is a north-south trending, near vertical body that extends for at least 280m in length and a maximum known thickness of approximately 35m. An apparent lack of alteration in the country rock is commonly described in the historical drill logs with only a local description of brecciation of the mafic volcanic rocks associated with a network of quartz veins. Recent field work identified Holmquist in the mafic volcanic country rock, indicating metasomatic alteration associated with the pegmatite intrusion, and lithogeochemical analyses demonstrate that a broad metasomatic halo was developed. Holmquist-bearing assemblages are a function of the activity of lithium introduced into the pegmatite’s wall rock. These assemblages reflect greenschist facies metamorphic conditions and are only found in amphibolite wall rock usually replacing hornblende, pyroxene, or biotite (Heinrich, 1965; London, 1986). Based on historical and recent drill log descriptions the zonation in the Dyke 1 pegmatite can be defined as follows:

1.	wall zone is at the contact and is predominately composed of quartz, microcline, and muscovite, with accessory tourmaline, hornblende, biotite and rare beryl and spodumene.
2.	intermediate zone has medium sized crystals of microcline, albite, quartz, muscovite and spodumene (less than 5%).
3.	central zone has abundant spodumene (locally up to 50% but more commonly varying between 10 and 30%), albite, quartz and locally pollucite and tantalite, and accessory apatite, tourmaline, pyrrhotite, lepidolite, columbite group minerals and Fe-Mn phosphate minerals.
4.	core zone is mostly composed of quartz with small to medium grained spodumene crystals (locally 15-20cm crystals of spodumene are observed) in a quartz matrix, with minor tourmaline and muscovite.

Based on historical descriptions and recent preliminary petrographic work, three stages of spodumene growth can be identified. The first is a primary phase greenish spodumene, and the second is a spodumene plus quartz intergrowths possibly after petalite breakdown (Cerny and Ferguson, 1972). The third phase consists of late bands of very fine-grained spodumene crystals that crosscut other mineral phases or surround feldspars and muscovite grains. Locally, spodumene crystals can be surrounded by fine-grained mica described in historical drill logs as purple, possibly Li-mica or lepidolite. This could be indicative of a late Li-enriched episode (possibly auto- metasomatism) responsible for the formation of the later mica. Acicular opaque minerals of the columbite group are present, and locally late bands of fluorite were reported in historic assessment files associated with fractures in the pegmatite. The latest event identified in the thin section is characterized by late Fe-rich, quartz-calcite stringers with no definite direction that crosscut the pegmatite. Deformation is visible in the thin section in the feldspars and muscovite (kink bands in muscovite are commonly observed) suggesting that the pegmatites are pre- to syndeformational.

The Green Bay pegmatite group (GB)

This group is located about 4.5 km east-northeast of the Violet-Thompson dyke. It consists of 7 dykes intruding metabasalts of the Amisk Group, in a 2 km zone trending approximately 55° from the westernmost, and largest, pegmatite (Mulligan1965). The individual dykes strike northwest to north-northwest with subvertical dips, mostly crosscutting the northeast regional foliation of the metabasalts. The pegmatite group is located inside two divergent faults striking east-northeast and north-northeast. If they are interpreted as conjugate horizontal shears, the attitude of the pegmatites would correspond to the theoretical orientation of associated tension fractures (Mulligan 1965). Out of the seven pegmatites present, the westernmost (GB) and largest was examined in detail, and two minor dykes neighboring to the east (GBB and GBC) have been sampled for geochemical characterization. The GBA dyke is largely drift-covered and poorly exposed in trenches over 250 metres along strike, which is approximately 350° with vertical dip. The width varies between 3 and 20 metres. The pegmatite contacts crosscut the regional schistosity at a low, and variable, angle. The dyke is roughly concentric in internal structure. Coarsening of grain size of the main constituents—K-feldspar, quartz, spodumene, and black tourmaline—towards the centre of the body is only locally interrupted by patches of saccharoidal albite, larger aggregates of muscovite, and by coarser albite stringers carrying garnet and beryl. Spodumene is concentrated in, but not confined to, the core. Sicklerite, most probably an alteration product of triphylite, is exceptional. The GBB and GBC dykes show similar internal structure and composition, but they are much more influenced by post consolidation tectonic activity, which is very sporadic in the GBA dyke. They split into several subparallel veins, and they generally show much more active structural evolution than the main dyke. Spodumene occurs in them only in centrally located patches.

As evident from the preceding descriptions, the mineralogy of all three pegmatite groups is practically identical despite the widely separated locations, different attitudes, and individualized internal structures. The only difference observed in the field lies in the distinct enrichment of the GBA dyke in tourmaline and beryl, particularly towards its northern end; in the other pegmatites, these two minerals are much less abundant. Geochemical characteristics show a close relationship between the Sherritt-Gordon and Violet- Thompson groups, and a much more advanced fractionation in the Green Bay pegmatites. This is shown repeatedly by the plots of K/Rb vs. Cs in K-feldspars and muscovite, and by the Na/ Li vs. Cs plot of beryl (Fig. 165). In the Green Bay group, the highest degree of fractionation is attained in the small dykes GBB and GBC.

Legend
Late Intrusive
L4 pegmatite
L2 magnetiferous pegmatite
Missi Group
M6c biotite dacite
M5a rhyolite ash-flow tuff and flows
M5d dacitic volcaniclastic rocks and flows
M4a calc-alkaline basalt to andesite
M4b tholeiitic basalt to andesite
M3a 'sandstone, crossbedded sandstone'
M3d siltstone, mudstone, crossbedded sandstone +/- pebble conglomerate'
M3f quartzofeldspathic gneiss +/- sillimanite, local garnet'
M3i quartzofeldspathic migmatite
M1a 'polymictic conglomerate, sandstone'
Burntwood Group
B1a 'greywacke, siltstone, mudstone'
B1b garnet-biotite gneiss +/- sillimanite or andalusite, local staurolite, biotite gneiss'
Schist-Wekusko Assemblage
S3a aphyric and porphyritic rhyolite
Intrusive Rocks
P10b 'quartz porphyry, feldspar porphyry, quartz-feldspar porphyry'
P9a granite
P9f foliated to gneissic granite and granodiorite
P7a granodiorite
P6b quartz diorite
P5b quartz diorite to diorite
P2d quartz diorite and gabbro
P2c diorite
Juvenile Arc
J7a 'felsic tuff, lapilli tuff, breccia, heterolithologic breccia'
J4b felsic
J1d basalt, basaltic andesite (geochemical affinity unknown); derived amphibolite'
Ocean Floor
F7a mafic volcanic and related intrusive rocks
Bazzo L
Herb Bay
Crowduck Bay
Vlassie L
Roberts L
Atkins L
Dion Lake
Wekusko Lake
NAD 1983 UTM Zone 14N
450,000
455,000
460,000
465,000
99°47'30"
99°42'
99°36'30"
99°31'
54°55'30"
54°50'
6,085,000
6,080,000
6,075,000
0
5,000
Metres
Zoro 1 claim
Option September 26, 2017
Option August 10, 2016
Fault
Geologic contact
Powerline
Road
Limited use road
July 8, 2018

Figure 4 - Geological setting of the Zoro Property.

History

The Zoro1 pegmatite dykes are located on the north side of a small lake between Roberts Lake and the south end of Crowduck Bay. Early in 1953, Cs No. 3-10, 12 (P 26973-80, 82), S.R. No. 1-6 (P 7877-82) and Linda 1 (P 26983) were staked by Mrs. Johanna Stoltz, Eric Stoltz, Carl Stoltz and Edwin Stoltz, and Key No. 1-4, 8-14 (P 27159-62, 27226-27, 27164-68) were staked by John Tikkanen, Hjalmar Peterson, and Loren Fredeen. These were cancelled the following year. Lit Nos. 11-5 (P 31758-62) was staked by J.J. Johnson in 1954. In 1955 Lit Nos. 6-1l8 (P 35014-26) were added by J.A. Syme. All the Lit claims were assigned to Green Bay Uranium Limited in 1956 which changed its name to Green Bay Mining & Exploration Ltd.

Early in 1956, before drilling commenced, samples containing more than 2% Li2O were reported (Northern Miner, January 12, 1956). A shipment of 136 kg (300 lbs.) of spodumene was sent to Ottawa for testing in 1956. This sample assayed 1.19% Li2O, with minor NbO5. Historic ore dressing tests concluded that good liberation and separation could not be affected (Mineral Dressing and Process Metallurgy Report in Green Bay Mining & Exploration Ltd., Corporation File). Over 6096 m (20 000 ft.) of diamond drilling was done on Lit No. 1-4, with at least 3048 m (10 000 ft.) of this on the main dyke. Results of the drilling on dykes 1, 3, 5 and 7 were reported to be “promising”. Assays of 2.42% to 7.28% Li2O were reported from Dyke 5 (Green Bay; Corporation File). Dyke 5 was apparently 305 m long x 12 m wide (1000 x 40 ft.); Dyke No. 7, over 457 m x 24 m (1500 x 80 ft.). Several of the holes went deeper than 305 m (1000 ft.). Drilling on Lit 10, 16 and 17 amounted to 1950 m (6399 ft.). Gold was also found on the property, with a 3.3 kg (7.25 lb.) sample across 3.4 m (11 ft.) yielding 0.17 ounces per ton gold (Green Bay; Corporation File). The claims were assigned to J.A. Syme in 1963. Several airborne surveys were done in the area between 1948 and 1973:

After the historical drillhole locations were determined, an excel drillhole database was compiled. All 78 historical PDF drill logs were entered into the database by hand. All relevant data was captured including survey data, major and minor lithologies, alteration, pegmatite mineral composition, structure, and assay data when available. A legend was created, and rock codes were assigned. Lithologies were consolidated when necessary to model the dykes in 3 dimensions. Historical drillholes that intersected Dyke 1 were de-surveyed in Studio EM (Datamine). Seventeen cross-sections (spaced at 25m intervals perpendicular to Dyke 1) and 7 plan maps (spaced at 50m elevation intervals below surface) were created for interpretation. Interpretations of the pegmatite, gneiss, schist, metavolcanics, and overburden were done by hand drawing. These interpretations were then scanned, digitized in AutoCAD, and wireframed in Studio EM. A model of the Dyke 1 pegmatite was created from the cross-sections and plan maps, which served as the basis for the Company’s drill targeting. Between November of 2016 and November of 2017, the Company conducted three small drilling programs on Dyke 1 to validate historical drilling results and to test the pegmatite farther along strike and at depth. A total of 19 drillholes summing 2,920.4m were drilled through these three exploration phases focused exclusively on Dyke 1. In the first quarter of 2018, the Company conducted a larger drilling program which not only continued the definition of Dyke 1 but also began drill testing other lithium bearing dykes on the property (Dykes 2, 4, 5 and 7).

Exploration

The disclosure of exploration results contained in this section is based on information and supporting documentation provided by a Qualified Person. Exploration by Foremost Lithium commenced in 2016 with prospecting, geological mapping, soil geochemical surveys, mineral and rock geochemical surveys and collaborative research by external agencies. These programs lead to four diamond drill campaigns. A total of 80 rock samples and 1640 soil samples have been collected and analyzed. Rock samples were collected from trenched and from limited outcrop. Soil samples were collected at 30m spacing along survey lines which were spaced 100m apart. These samples allow the company to generate potential diamond drill targets. To see results and methods of sampling, including analytical protocols, please review Section 8.1.3 of Zoro Technical Report Summary for rock samples, and Section 8.2 of the Zoro Technical Report Summary for soil samples.

Prospecting

Prospecting teams active on the Zoro Property have prepared existing outcrop exposures for sampling and mapping and have documented new outcrop exposures for follow-up. An expanded property position has resulted in part from these activities. The teams have also undertaken rock chip and soil geochemical MMI surveys to quantify and qualify historic lithium assays and assess overburden covered terrain for geochemical signatures of buried lithium-bearing pegmatite. Glacial and organic sediments are extensive on the property and blanket areas where the potential for additional pegmatite dykes and the delineation of potential drill targets is high.

Rock and Soil Geochemical Surveys

Rock and soil sampling surveys were undertaken to assess the property for indications of mineralization and to provide data for possible drill targets. Rock samples were collected from outcrop exposures as representative chip samples and as channel samples cut with a rock saw. Soil Samples were collected at 25 m sampling between 10 and 25 cm below the contact between organic and inorganic soil using a Dutch auger.

Sample locations were documented by way of handheld GPS. Quality assurance and quality control protocols were utilized from sample collection through laboratory submission. No sample bias was observed. A total of 80 outcrop rock samples, 165 channel samples and 1640 soil samples form the basis of the geochemical database. All samples were transported by helicopter in sealed rock pails to a locked storage facility in Snow Lake prior to shipping.

Rock samples were analyzed at Activation Laboratories in Ancaster (Ontario) using a multielement package after a total dissolution. Soil samples were analyzed with Mobile Metal Ions Technology, a partial and selective digestion, at SGS Mineral Services in Burnaby, B.C. Quality control and quality assurance programs accompanied both rock and soil analyses.

For further information regarding Foremost’s prospecting, see Section 8.1.1 of the Zoro Technical Report Summary.

Drilling

Between November fall of 2016 and January 2018, we have conducted four drilling programs on Dyke 1 and surrounding pegmatite dykes to validate historical drilling results and to test the pegmatite farther along strike and at depth.

To summarize these four drill programs:

●	Phase 1 drilling program occurred in November of 2016 and comprised 7 drillholes totaling 1,142.0 m of NQ core.
●	Phase 2 drilling begun in March of 2017 because of a successful phase 1 program. This included 7 drillholes totaling 1,088.0m of NQ core.
●	Phase 3 drilling begun in September 2017. This was a smaller program consisting of 5 drillholes totaling 710.0m of NQ core.
●	Phase 4 drilling occurred in January of 2018 testing 19 drillholes at a length of 2,472.0m.

Complete details of the drilling programs can be viewed in ‘Sections 9.1.1 through 9.1.4 in the S-K 1300 in Zoro’s Technical Report Summary”.

In March 2022, a ten-hole 1,509-meter drill program was undertaken to test MMI soil geochemical anomalies and assess the deeper levels of high-grade spodumene pegmatite Dyke 8 discovered in 2018. A new sixteenth spodumene-bearing pegmatite dyke on the Zoro Property was discovered during this program It was intersected by two drill holes (c.f. April 26, 2022, news release). DDH FM22-70 drilled at -50 degrees inclination intersected two pegmatite intercepts totaling 4.9 meters with up to 15% light green spodumene crystal aggregates. A second hole, DDHFM22-70B was drilled at a steeper inclination of -65 degrees to undercut the first pegmatite intersection and this hole intersected a five-meter intercept of the same spodumene mineralized pegmatite as hole FM22-70. High-grade spodumene pegmatite Dyke 8 was discovered on the Zoro Property in 2018 by the drill testing of a Mobile Metal Ions soil geochemical anomaly. Drill hole Far18-35 testing the MMI anomaly intersected 36.5 m of spodumene-bearing pegmatite.

Figure 5 - Location of Dyke 16 In Relation To Previously Discovered Pegmatite Dykes On The Zoro Property

Assay Results

A total of 8.28 metres of spodumene-bearing pegmatite was intersected by two drill holes, DDH FM22-70 and DDHF22-70B in 2022. Spodumene-bearing pegmatite was intersected between Intersections occurred over 3.36 meters and assayed 32.44m and 35.80mdownhole. Assay results vary from 0.04% to 1.33% Li2O in 4 core samples. over 3.36m. Hole-DDHFM22-70B, drilled to undercut the first pegmatite intercept, intersected 4.92m of spodumene-bearing pegmatite with lithium contents varying from 0.04% to 1.05% Li2O in 5 core samples. Assay results from hole FAR18-35 included three separate intercepts of high-grade lithium including 12.3 m of 1.1% Li2O, 4.4 m of 1.2% Li2O, and 2.2 m of 1.5% Li2O (refer to Company press release dated April 26, 2022). To date, Dyke 8 has drill indicated dimensions of 120 m in length, 5-15 m in width and has been drilled to a depth of 157 m (Company press release, April 26, 2022).

Mineralogy

The Zoro Property comprises a minimum of sixteen (16) zoned pegmatite dykes that intrude Proterozoic Amisk Group volcanic and volcaniclastic rocks in a 2-km zone trending approximately 55° northwest (Mulligan, 1965 in Cerny et al., 1981; Fedikow et. al., 1993). The dykes strike north to northwest and dip vertically. Several have been described as gently dipping bodies (Bannatyne, 1985). The main, most westerly dyke or Dyke 1 outcrops along the west side of a ridge, 4.5 to 6m high, and intrudes siliceous metasedimentary rocks and amphibolite (Bannatyne, 1985). It is up to 27 m (90 ft.) wide at surface and is exposed in 16 historical cross-trenches over a length of 183m. Based on our Company’s drilling results, lithium mineralization has been defined for 265m along strike, up to 40m wide and to a depth of 265m, Individual dykes have lengths of approximately 244 m. The outer zones of the pegmatite dykes contain pink aplite and coarse feldspar, locally green muscovite, tourmaline, and occasionally beryl. Spodumene, quartz, cleavelandite, and tourmaline form core zones with interstitial coarse feldspar. Spodumene is usually coarse-grained and is sometimes altered. It is most prevalent in the central 9m (30 ft.) of the main dyke. In this dyke, spodumene crystals (up to 35 cm long) occur either in clusters, over widths of 6m or more, or associated with coarse tourmaline and perthite megacrysts; some spodumene crystals show a preferred orientation of 45° to 55° (Bannatyne, 1985). One of two parallel dykes south of the main outcrop, is 5m wide, and contains spodumene crystals in pods (up to 33 cm across). In other dykes, coarse grained spodumene is abundant in lenticular bands and fine-grained spodumene is distributed through aplitic patches (Bannatyne, 1985). Beryl occurs as white, anhedral to subhedral crystals less than 1 inch (2.5 cm) in diameter in three of the seven dykes. Columbite-tantalite and sparse minute grains of pyrite and chalcopyrite were found in thin sections (Green Bay Mining & Exploration Ltd., Corporation File).

Other Modifying Factors

A preliminary metallurgical test was conducted to determine possible concentrate grade recoverable from the Zoro dyke-1 deposit in 2020. Automated mineralogy, coupled with geochemical analyses and mineral chemistry, provide valuable quantitative data that can be used to guide the test work and explain recoveries and potential losses. Spodumene is the primary lithium mineral in the Zoro Property pegmatite and accounts for 96% of the total lithium. Lithium losses due to other than spodumene host minerals will be minimal and favor the project. Furthermore, liberation of spodumene is 88% for the calculated head for a P80 of 600 μm. Therefore, flotation can be conducted at relatively coarse particle size to recover the spodumene. Liberation of gangue minerals including quartz (89%), Na- and K-feldspars (94%), and micas (82%) is very good. These can theoretically be rejected. Preliminary test work, HLS and combined with magnetite separation, tests indicate that it is possible to produce a high-grade (close to 6% Li2O) SC6 lithium concentrate after the rejection of iron silicate minerals. Thus, most of the spodumene should be amenable to recovery by HLS and/or flotation. The mineralogical characteristics of the pegmatite favor the economic potential of the project.

We contracted XPS Expert Process Solutions (a Glencore company) to develop a process to refine spodumene concentrate (SC6 technical specification) into a saleable battery-grade lithium hydroxide product in the Spring of 2022. Our initial 2020 metallurgical test work, done in conjunction with SGS Canada Inc, indicated that it is possible to produce a high-grade 6% Li2O concentrate. Final test results confirmed in March of 2023 that Dense Media Separation (“DMS”) and flotation of DMS Middlings together, achieved a global lithium recovery of 81.6% at a spodumene concentrate grade of 5.88% Li2O. Pyrometallurgical and hydrometallurgical testing on the DMS spodumene concentrate have shown that the final product is amenable to a flowsheet, capable of producing both battery grade lithium products, Lithium Carbonate (Li2CO3) and Lithium Hydroxide (LiOH).

The Dyke 1 metallurgical program was initiated in June of 2022 after receipt of a permit from the Manitoba government and the collection of a 489 kg of spodumene-mineralized pegmatite from historic trenches exposing Dyke 1 on the Zoro Property.

Results of Test Work

The Zoro Dyke 1 metallurgical program investigated the feasibility of lithium beneficiation by dense media and dry magnetic separation with the goal of producing a 6% Li2O concentrate from a Master Composite, at a fairly coarse particle size of -12.7/+0.5 mm. Completed HLS, DMS, and dry magnetic separation test work confirms that heavy liquid separation (HLS) demonstrates excellent potential for the recovery of an on-spec lithium concentrate from the Master Composite by dense media separation. The global lithium recovery to a cumulative HLS non-magnetic sink product at an interpolated 6% Li2O grade was high at 73.5%, at a projected SG cut-point of 2.88. Results from HLS testing were confirmed in the DMS pilot plant. DMS processing followed by dry magnetic separation produced a 5.93% Li2O spodumene concentrate, at a global lithium recovery of 66.9%, in approximately 27% of the mass which is in good agreement with the HLS results. The iron contents in the final lithium concentrates from both HLS and DMS were slightly above the 1% Fe2O3 requirement, but still acceptable for subsequent hydrometallurgical lab testing. Further improvements on the recovery of lithium can be realized by incorporating flotation and wet high-intensity magnetic separation (WHIMS) in the flowsheet to treat the DMS middlings and -0.5 mm fines. Favourable metallurgical characteristics and processing of the Dyke 1 mineralogically representative bulk sample have been confirmed by this two-phase program. The result provides confidence in the metallurgical character of spodumene-bearing pegmatite as exploration proceeds on the Zoro Property.

Mineral Resource Estimates

Cut-off Grades

For purposes of establishing prospects of economic extraction, the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio. A cut-off of 0.3 % was chosen as the base case and is deemed a reasonable prospect for economic extraction based on similar reporting on other comparable properties, as well as the relevant factors. As stated in our SK-1300 Report for the property, the author’s opinion is there isn’t a calculation for the cut-off grade. Future refinement of the deposit understanding will lead to a full economic grade cut-off calculation. The number is based mainly on industry standard reporting with a confirmation that in principle this will be economic through the initial pit optimization calculation.

Grade-tonnage summaries by Li2O (%) cut-off

Li2O (%) Cut-off	Tonnes	Li2O (%)
0.3	1,074,567	0.91
0.4	946,402	0.99
0.5	881,815	1.03
0.6	780,350	1.09
0.7	721,660	1.13
0.8	629,578	1.18
0.9	515,652	1.26
1.0	419,961	1.33

The metal price used for this determination is based on a Spodumene concentrate of 6% Li2O and a price of 3,300 US$/t concentrate. The author feels this is reasonable given the long-term anticipated demand for the commodity, the long-term timeline of this project. The operating cost assumptions are sourced from comparable open pit projects in Canada. A cut-off grade of 0.3 % was used for reporting, based on comparable open pit projects in Canada and the open pit optimization results. Optimized pit shells were generated by an Open Pit Engineering consultant to establish reasonable prospects for eventual economic extraction. The pit shells were run on the regular model cells, with blocks measuring 2.5 x 2.5 x 2.5 m. The pit slope angle was set at 50° based on preliminary estimate of the rock quality. Key input assumptions are summarized in the table below. Comparable properties are referenced, and averages derived from publicly available industry databases.

This 0.3% Li2O cut-off grade was used to measure our resources as, according to our S-K 1300 Report, that is a reasonable grade necessary to cover estimated production costs in accordance with the following criteria (in US dollars):

Open Pit Optimization Inputs

●	This estimate uses a 6% Spodumene Concentrate price of US$3,300 per tonne. USGS tracks the spot price of 6% Spodumene Concentrate for recent calendar years, and we belive due to recent volatility that this market price is a reasonable estimate.

●	This estimated mining cost of $4 per tonne is based on an open-pit mining method used by comparable mining companies.

●	This estimated processing cost of $20 per tonne is based on internal Company estimates.

●	The estimated extraction recovery is 90% based on standard industry practices.

●	The concentrate transportation cost is based on an internal review of trucking the concentrate to the nearest train tracks (approximately 65 km) and then transporting it via rail to Churchill, Manitoba (approximately 600 km) which has a shipping port facility.

The Zoro dyke-1 mineral resource is classified entirely as an inferred mineral resource in accordance with the S-K 1300 when taking into consideration, data density, deposit geometry, likely extensions, and possible interpretation alternatives. For reporting purposes, the Zoro Property inferred mineral resource is tabulated Li2O (%). The author is unaware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that may negatively affect the economic extraction of the inferred resource.

Summary of In Situ Mineral Resources as of the end of fiscal year 2022

Zoro Property Inferred Mineral Resource

Cut-Off 0.3 Li2O%	Tonnes (t)	Grade Li2O%	Li2O tonnes
Inferred	1,074,567	0.91	10,756

The foregoing resource estimation was completed by Scott Zelligan, P. Geo, Qualified Person, with an effective date of May 25, 2018. The Qualified Person has confirmed that there has been no change in the mineral resource estimation between May 25, 2018 and January 16, 2023. This resource covers only material within Dyke 1 at the Zoro Property. Our lithium resource is comprised entirely from one spodumene mineralized pegmatite dyke (the Zoro Dyke 1) as defined by our 2017/2018 drill programs. Dyke 1 is close to additional lithium bearing mineralization hosted in 15 spodumene pegmatite dykes that are yet undefined and does not comprise part of the existing resource. The resource remains open at depth and along strike in both the north and south directions.

Estimation was conducted only within the mineralized pegmatite with internal and external waste excluded as identified by hard boundaries. Interpretation occurred on a two-dimensional sectional basis then combined to form a three-dimensional volume model of the in-situ pegmatite dyke. No waste material in the host country rock was estimated.

Permitting

All mineral claims in good standing on Crown land in Manitoba are entitled to be explored without any permitting, except as indicated below. All mineral exploration programs in Manitoba require work permits for timber removal, shoreland alteration and road construction. These permits are issued annually by the provincial Department of Conservation and Climate. For more intrusive exploration, such as line cutting (using chain saws), overburden stripping, blasting and/or diamond drilling, a work permit granted under Section 7(1)(c) of The Crown Lands Act or Section 23 (1) of The Wildfires Act, Province of Manitoba is required. Permits address conditions for exploration that must be adhered to in a given work area based on the planned exploration activities.

Permitting of project exploration in Snow Lake is a well-defined process overseen by the local administrators. Permits required to advance this project to a development /construction stage are granted by the Departments of Environment, Wildlife, Fisheries, Historic Resources, and Mines. This process would likely take 6-8 weeks for review after completion of all other supplementary reports/studies completed.

The type and duration of the camp infrastructure required for exploration also dictates the type of permit required in Manitoba. Temporary camps established for less than one year are covered by a work permit, whereas a separate permit issued by the Manitoba Department of Labor - Fire Commissioners Office is required for exploration camps on Crown land established for periods longer than one year.

Obtaining permits for advanced exploration and exploitation requires consultations with government officials and are based on specific permit requirements.

Infrastructure

The Zoro Property is located 20km east of the town of Snow Lake. Nearby infrastructure includes a power line servicing the town of Snow Lake approximately 5 km south of the property, the Snow Lake airport and an all-weather gravel road 11 km west of the property, and a rail link located at Wekusko siding, 20 km to the south of Herb Lake Landing which is 30 km south of the property. The nearest road link is a seasonal road on the east side of Wekusko Lake that accesses the village of Herb Lake Landing and Provincial Highway 392 within 11km. Airstrip located 5 km to the north. The property is accessed through helicopter support and float plane charter company, operates from Snow Lake and provides easy access to the property.

Figure 6 - Showing nearby infrastructure and Zoro Property location

The town is a major support centre for smaller communities in northwestern Manitoba. There is a regional hospital in Flin Flon, a newly built shopping centre, and all the necessary infrastructures to support the local town. Hudson Bay Mining and Smelting Ltd. (“HBMS”) operates the Lalor mine and a concentrator to the south of Snow Lake.

The Snow Lake area has the necessary infrastructure in place to provide the basis for supporting other mining operations in the district. The HBMS operations represent the largest employer in the area. The presence of HBMS also provides the basis for secondary support and supply local businesses. The municipal, regional and provincial government activities in the area also provide significant employment. There are tourist camps and lumber operations in the district. Consequently, there is a stable and experienced work force possessing the necessary skills in exploration and mining in the area.

Planned Work

A drone-assisted magnetic and Lidar survey was undertaken by EarthEx Geophysical Solutions Inc (“EarthEx”) between May 28 and June 15, 2022, and comprised 1,264.7-line km. Mapping and geochemical surveys compliments the magnetic survey and will provide a base for our planned spring/summer follow-up exploration in 2023. This same approach to exploration has led to the discovery of 16 previously unknown spodumene-bearing pegmatite dykes and the delineation of multiple lithium targets. A field crew will be dispersed on the Zoro Property in June or July of this year to undertake prospecting, rock and soil geochemical surveys based on MMI Technology. Lidar surveys will support detailed prospecting and magnetic surveys. Data integration from the spring exploration program of 2023 will provide targets for a 2,000 meter helicopter-supported diamond drill for program with a projected start date is the latter part of the fourth quarter of 2023. A total of $1.9 million to support exploration efforts has been allocated from the use of proceeds of the offering towards the Zoro Property.

Jean Lake Lithium and Gold Property

The Jean Lake Property is an exploration stage property situated along the Thompson Brother Trend in west-central Manitoba 15 kilometers east of the historic town of Snow Lake, Manitoba, Canada. The property is located at UTM coordinates 451,000mE and 6,078,000mN. (GPS coordinates are 54.82104, -99.77023). Access to the property is by fixed wing or rotary wing transportation from the community of Snow Lake or by boat from Bartlett’s Landing on Provincial Road 39. The Jean Lake Property has no mineral reserves or mineral resources under S-K 1300. The book value of the property as of December 31, 2022 was $1.935 million.

Figure 7 - Drone Magnetic Survey Map – different colors indicate highs and lows in the ground (the white gap in-between colors on map is powerline)

Property and Ownership

The Jean Lake Property consists of 5 mineral claims covering approximately 2,476 acres (1,002 hectares). We currently have no ownership interest in the Jean Lake Property, except for an option to acquire an interest, subject to completion of certain exploration activities and making certain payments of cash and shares.

On July 30, 2021, we entered into an option agreement with Mount Morgan Resources Ltd. (“Mount Morgan”) whereby Mount Morgan granted us the sole and exclusive right and option (the “Jean Lake Option”) to acquire an undivided 100% right, title and interest in and to the property. We may exercise the Jean Lake Option by making the following cash payments and common share issuances to Mount Morgan over a 48 month period (the “Jean Lake Option Period”): (a) shares in the capital of the Company valued at $25,000, and $25,000 in cash within two business days following the effective date; (b) shares in the capital of the Company valued at $50,000 and an additional $50,000 in cash on or before July 30, 2022 (in addition, we must spend $50,000 on Exploration expenses by July 30, 2022); (c) shares in the capital of the Company valued at $50,000 and an additional $50,000 in cash on or before July 30, 2023; (in addition, we must have spent an accumulated total of $100,000 on Exploration expenses by the second anniversary of the effective date); (d) shares in the capital of the Company at $50,000 and an additional $50,000 in cash on or before July 30, 2024 (in addition, we must have spent an accumulated total of $150,000 on Exploration expenses by July 30, 2024); and (e) shares in the capital of the Company valued at $75,000 and additional $75,000 in cash on or before July 30, 2025 (in addition, we must have spent an accumulated $200,000 on Exploration expenses or before July 30, 2025). We have completed all share and cash payments due through and including the required July 30, 2022 payments. Upon the Company having completed all of the foregoing share issuances and cash payments and having in curred an aggregate of $200,000 in exploration expenditures within the foregoing deadlines, the Company shall have exercised the option to acquire all of Mount Morgan’s interest in the Jean Lake property, subject to Mount Morgan’s right to retain a 2% net smelter royalty over the Jean Lake Property (the “Jean Lake NSR”). The Company has the right to repurchase 1% of the Jean Lake NSR in econsideration of a cash payment of $1,000,000 to Mount Morgan. Upon exercise of the option, at the Company’s request, Mount Morgan must deliver to the Company executed regiserable transfers or evidence of owndership in favour of the Company. During the option period, the Company is responsible for maintaining the property in good standing including completing and filing all applicable assessment work or payments in lieu thereof, payment of applicable taxes and all other actions necessary to keep the property in good standing and clear of encumbrances. In addition, the Company has indemnified Mount Morgan against any claims arising as a result of environmental damage created as a result of the Company’s activities on the Jean Lake Property. The Company may terminate the option agreement at any time by giving written notice to Mount Morgan,or by electing not to exercise the option in full prior to the final option deadline. In the event that the Company fails to issue any shares or advance any payment when due, or in the event that the Company is in breach of any covenant, representation or warranty under the agreement, Mount Morgan may terminate the agreement if: a) Mount Morgan has provided written notice of such to the Company; b) the Optionee has not within 10 days from such notice cured such default and c) the required amount of Exploration expenses has not been expended. If the option is not exercised by the Company in full within the required deadlines, the agreement will terminate and the Company will hold no interest in the Jean Lake Property.

Jean Lake Property Claim Details

Claim Name	Claim Number	Size Hectares	Expiry Date	Yearly Holding Costs	Holder
MB8247	JOL8247	233	February 12, 2024	$2,912.50	Mount Morgan Resources Ltd.
MB8248	JOL8248	207	February 12, 2024	$2,587.50	Mount Morgan Resources Ltd.
MB8428	JOL8428	255	April 30, 2024	$3,187.50	Mount Morgan Resources Ltd.
MB9419	JOL9419	164	April 30, 2024	$2,050	Mount Morgan Resources Ltd.
MB8429	JOL8429	143	October 30, 2024	$1,787.50	Mount Morgan Resources Ltd.

TOTAL NUMBER OF CLAIMS = 5	TOTAL AREA = 1,002 Hectares (2,476 acres)

Figure 8 - Location of the Beryl Pegmatites B1 and B2. B3

Geology

The Jean Lake Property

is hosted by the Early Proterozoic (1.832 Ga) Rex Lake Plutonic Complex which is a circular intrusion 8 km in diameter. The property hosts the historic west-northwest striking Beryl lithium pegmatites rediscovered in August of 2021 in blasted trenches beneath 80 years of organic deadfall and glacial sediment. The 270-degree trending dykes are characterized by coarse grained light green spodumene crystals in a matrix of potassium feldspar, quartz, and muscovite. The host rocks are coarsely porphyritic gabbro. The property also hosts the shear zone-hosted Sparky gold occurrence discovered in 1918. The gold mineralization is associated with disseminated and near-solid fracture fillings consisting of fine grained to blocky arsenopyrite with lesser pyrite and chalcopyrite hosted within sheared and silicified massive basalt.

The location of the Beryl Pegmatites (“B1” and “B2”) is illustrated on a Jean Lake claim map in figure 8. Another Beryl Pegmatite on the property (“B3”) is a pegmatite without visible spodumene.

History

The Sherritt-Gordon dyke 3 spodumene-bearing pegmatite on this property were first discovered in 1931 by prospecting and drilled in 1942 by Sherritt Gordon Mines but assays were not available. Thereafter, the Jean Lake Property remained unexplored until our company began exploration efforts in the late summer of 2021, and we re-discovered the Beryl Pegmatites by prospecting in August of 2021.

Exploration

The disclosure of exploration results contained in this section is based on information and supporting documentation provided by a Qualified Person.

Lithium

Five representative rock chip samples of spodumene-bearing mineralization were collected in August 2021 from blast material in two trenched locations of the Beryl pegmatites. Two of the samples were apple green, coarse grained spodumene (Far21-1 and -2)) and three samples were from straw-colored finer grained spodumene (Far21-3, -4 and -5).

Samples were shipped to Activation Laboratories in Ancaster (Ontario) for analysis using the UT-7 method which uses a total dissolution of the sample by sodium peroxide fusion and ICP-MS finish. This analytical approach is the standard analytical technique used by the Company on its Zoro Property and Jean Lake Property for the analysis of pegmatite.

Results indicate all samples returned high-grade lithium contents regardless of the textural characteristics of the spodumene.

Lithium analyses for two styles of spodumene mineralization at the Beryl Pegmatite, Jean Lake Property, Snow Lake area, Manitoba.

Element	Li20%	Li2C03%

Beryl Pegmatite B1:
FAR 21L-1	3.89	9.63
FAR 21L-2	5.17	12.78

Beryl Pegmatite B2:
FAR 21L-3	4.74	11.71
FAR 21L-4	4.09	10.11
FAR 21L-5	3.81	9.42

Gold

Fifteen representative rock chip samples from the Jean Lake Property in 2021 returned assay results with maximum contents of 20.9 g/t gold (Table 2). All but one sample exceeded 1 g/t gold. In 2022 a further 22 samples were collected and assayed. The maximum value of gold from the 2022 sampling was 18.1 g/t. All grab samples were representative of mineralization exposed in outcrop and in historic pits and were collected from pervasively silicified wall rock containing brecciated and mineralized quartz veins. The deformation observed in the rocks sampled is attributed to faults cutting the eastern portion of the Rex Lake Pluton which is bounded on the east by the crustal scale Crowduck Bay Fault.

Gold assays are determined by fire assay using a 30-gram sample followed by an instrumental neutron activation finish.

Summary of 2021 and 2022 gold assay results, Jean Lake Property.

Sample	UTM East	UTM North	Grams Per Ton/ Gold
2021 Rock Samples	UTM East	UTM North
FAR21G-1	451647	6076201	1.66
FAR21G-2	451647	6076201	0.138
FAR 21G-3	452451	6076406	20.9
FAR 21G-4	452451	6076406	8.66
FAR 21G-5a	452409	6076351	1.93
FAR 21G-5b	452409	6076351	1.84
FAR 21G-6a	452377	6076246	11.2
FAR 21G-6b	452377	6076246	6.42
FAR 21G-7	452356	6076171	2
FAR 21G-8a	452417	6076377	7.63
FAR 21G-8b	452417	6076377	8.66
FAR 21G-9	452366	6076105	4.05
FAR 21G-10	452395	6076407	1.38
FAR 21G-11	452356	6076171	1
FAR 21G-12	452441	6076396	1.29

2022 Rock Samples
FAT22-006	458333	6078718	0.003
FAT22-008	452353	6076326	7.2
FAT22-009	452365	6076324	1.1
FAT22-010	452360	6076342	9.4
FAT22-011	452364	6076336	1.7, 1.0
FAT22-015	458503	6079035	0.01
FAT22-017	450220	6074783	0.8
FAT22-018	450446	6074431	0.8
FAT22-019	450453	6074417	12.5, 18.1
FAT22-020	450351	6074124	2.3
FAT22-021	450331	6074133	2.6, 6.2
FAT22-022	450313	6074345	0.06
FAT22-023	450333	6074302	5.7
FAT22-024	450349	6074301	0.1
FAT22-025	452297	6077680	0.01
FAT22-026	449561	6073554	0.8
FAT22-027	449533	6073449	0.8
FAT22-028	449691	6073520	0.8, 0.5
FAT22-029	449681	6073511	0.04
FAT22-030	449557	6073752	0.4
FAT22-031	449927	6073561	0.08
FAT22-032	449924	6073615	0.2

Laboratory contamination was not detected in the analysis of the samples based on the replicate analyses of the method blank. The analysis of both internal standards and International Reference Materials indicates the analyses are accurate and reproducible.

Ongoing exploration, consisting of prospecting and geochemical surveys, was continued in June 2022 utilizing the results from recently completed drone-assisted magnetic surveys. The drone surveys were conducted between November 29, 2021, and December 20, 2021, and comprised 483.4-line km. The technology was utilized to aid with new prospective drill targets by producing high-resolution images, to define the 3D location, shape, size, and distribution of potential spodumene rich pegmatite dykes.

The follow-up of the magnetic data identified 14 high priority structural targets in the northern portion of the Jean Lake property which was used as drill targets in the most rercent completed drill program. Magnetic interpretation helped identify the beryl pegmatites, which assayed at 3.89% and 5.17% Li20, trending along Snow Lake Lithium’s high-grade SG and GRP spodumene and GRP pegmatites. SGM-3, now referred to as the Beryl dyke or B1, which was re-discovered on the Jean Lake property in 2021 by prospecting beneath 80 years of organic and inorganic debris.

Permitting and Licensing

We have to take the necessary exploration efforts to define drill targets before making an application for permits. We utilize previously acquired UAV-assisted magnetic and Lidar survey results and new rock and soil geochemistry and prospecting to determine our targets. After summer field work is complete and drill targets are defined, we will make an application for a work (drill) permit at the Mining Permits office of the Manitoba Government. We will be required to submit the number of holes, location and metres on the application, or it will not be accepted by the Manitoba Government. Such permits generally are awarded within 3 weeks of application submission. For a full outline of permitting requirements in Manitoba, see “Properties – Zoro Property - Permitting”.

Infrastructure

The Jean Lake Property is located 15km east of the town of Snow Lake. See “Properties – Zoro Property - Infrastructure” for discussion of nearby infrastructure.

2022

Drill Program

A drill program was announced on November 21, 2022, of which we identified 14 targets high quality targets through a combination of prospecting and airborne geophysics. Twenty-four drill holes tested a variety of targets on the property using the integrated results of magnetic surveys, rock and soil geochemical surveys and outcrop prospecting. The 3,000 meter 24-hole diamond drill program commenced on December 2, 2022, and was completed at the end of the first quarter of 2023. The drill program was helicopter assisted and is an environmentally friendly, low impact approach to drilling. Drill core samples have been submitted for assay and analysis for lithium and related elements and for gold assay. Assay results are pending.

The focus of this program included:

-	Beryl Dyke B1 which returned two grab samples assaying 3.89 and 5.17% Li2O, and Beryl Dyke B2 which returned three grab samples assaying 3.81, 4.09 and 4.74% Li2O in addition to linear UAV-assisted magnetic trends overlain by soils with elevated lithium content; and

-	the targets that were developed by integrating results from drone magnetic surveys, prospecting/geological field observations assisted by Lidar surveys and soil geochemical survey data

Planned Work

The 2023 exploration program will begin this spring with the projected start for June. A field crew will be dispersed on the Jean Lake property to begin prospecting and undertaking rock and soil geochemical surveys using MMI Technology. Lidar surveys will support detailed prospecting and magnetic surveys will provide fundamental data for analysis. Data integration from this exploration program and untested targets from the 2022-23 drill program will be assessed with a 2,000-meter helicopter-supported diamond drill program. The projected start date for the drill program will be in the latter part of the fourth quarter of 2023. A total of $1.975 million of the use of proceeds of the offering has been allocated towards the Jean Lake Property, to pay the remainder of the cash payments under the Jean Lake Option and for ongoing exploration on the property.

Grass River Property

The Grass River Property is an exploration stage property located 30 km east of the historic town of Snow Lake, 6.5 kilometers east of the Zoro Property. The Grass River Property hosts 10 pegmatites exposed in outcrop and 7 drill-indicated spodumene-bearing pegmatite dykes and is located with UTM coordinates 465,500mE and 6,090,000mN (GPS coordinates are 54.89712, -99.40356) as illustrated on figure 9 below. The property is accessed via helicopter. The Grass River Property has no mineral reserves or mineral resources under S-K 1300. The book value of the property as of December 31, 2022 was $465,253.

Figure 9 - The Grass River Property Claim Block (“GRC”)

Property and Ownership

The Grass River Property consists of 29 claims totaling 15,566 acres (6,299 hectares). The Property was acquired by on the ground staking after a review of the geological characteristics of the property. The claims were then staked and registered with the Manitoba Mining Recorder in the name of Foremost Lithium on January 18, 2022. These claims were staked and registered by the Company with the Manitoba Mining Recorder on January 18, 2022. We announced on April 3, 2023 that an additional 2 claims, were staked to increasing it from 27 to 29 claims, and 14,776 acres (5,979 hectares) to 15,566 acres (6,299 hectares) and linking the Grass River Property to its Peg North property, with continguous borders.

Figure 10 - Grass River Property illustrating its two new claims Joining Peg North

Grass River Property

Claim Name	Claim Number	Size Hectares	Expiry Date	Yearly Holding Costs	Holder
GRC12708	MB12708	179	March 11, 2024	$2,237.50	Foremost Lithium (formerly Far Resources Ltd.)
GRC12709	MB12709	256	March 11, 2024	$3,200	Foremost Lithium (formerly Far Resources Ltd.)
GRC12710	MB12710	240	March 11, 2024	$3,000	Foremost Lithium (formerly Far Resources Ltd.)
GRC12717	MB12717	240	March 11, 2024	$3,000	Foremost Lithium (formerly Far Resources Ltd.)
GRC12718	MB12718	256	March 11, 2024	$3,200	Foremost Lithium (formerly Far Resources Ltd.)
GRC12719	MB12719	240	March 11, 2024	$3,000	Foremost Lithium (formerly Far Resources Ltd.)
GRC12720	MB12720	198	March 11, 2024	$2,475	Foremost Lithium (formerly Far Resources Ltd.)

GRC12721	MB12721	256	March 11, 2024	$3,200	Foremost Lithium (formerly Far Resources Ltd.)
GRC12722	MB12722	256	March 11, 2024	$3,200	Foremost Lithium (formerly Far Resources Ltd.)
GRC12723	MB12723	256	March 11, 2024	$3,200	Foremost Lithium (formerly Far Resources Ltd.)
GRC12724	MB12724	217	March 11, 2024	$2,712.50	Foremost Lithium (formerly Far Resources Ltd.)
GRC12725	MB12725	127	March 11, 2024	$1,587.50	Foremost Lithium (formerly Far Resources Ltd.)
GRC12726	MB12726	192	March 11, 2024	$2,400	Foremost Lithium (formerly Far Resources Ltd.)
GRC12727	MB12727	256	March 11, 2024	$3,200	Foremost Lithium (formerly Far Resources Ltd.)
GRC12728	MB12728	256	March 11, 2024	$3,200	Foremost Lithium (formerly Far Resources Ltd.)
GRC12729	MB12729	256	March 11, 2024	$3,200	Foremost Lithium (formerly Far Resources Ltd.)
GRC12730	MB12730	217	March 11, 2024	$2,712.50	Foremost Lithium (formerly Far Resources Ltd.)
GRC12731	MB12731	131	March 11, 2024	$1,637.50	Foremost Lithium (formerly Far Resources Ltd.)
GRC12732	MB12732	199	March 11, 2024	$2,487.50	Foremost Lithium (formerly Far Resources Ltd.)
GRC12733	MB12733	256	March 11, 2024	$3,200	Foremost Lithium (formerly Far Resources Ltd.)
GRC12734	MB12734	256	March 11, 2024	$3,200	Foremost Lithium (formerly Far Resources Ltd.)
GRC12735	MB12735	256	March 11, 2024	$3,200	Foremost Lithium (formerly Far Resources Ltd.)
GRC12736	MB12736	217	March 11, 2024	$2,712.50	Foremost Lithium (formerly Far Resources Ltd.)
GRC12737	MB12737	202	March 11, 2024	$2,525	Foremost Lithium (formerly Far Resources Ltd.)
GRC12738	MB12738	206	March 11, 2024	$2,575	Foremost Lithium (formerly Far Resources Ltd.)
GRC12739	MB12739	207	March 11, 2024	$2,587.50	Foremost Lithium (formerly Far Resources Ltd.)
GRC12740	MB12740	207	March 11, 2024	$2,587.50	Foremost Lithium (formerly Far Resources Ltd.)
GRC14699	MB14699	160	December 04, 2024	$2,000	Foremost Lithium (formerly Far Resources Ltd.)
GRC14700	MB14700	160	December 04, 2024	$2,000	Foremost Lithium (formerly Far Resources Ltd.)

TOTAL NUMBER OF CLAIMS = 29	TOTAL AREA = 6,299 Hectares (15,566 acres)

Geology

The Grass River Property is underlain by Ocean Floor volcanic rocks of the Roberts Lake allochthon and lesser amounts of Missi Group sedimentary rocks. The Ocean Floor rocks comprise mafic volcanic rocks and related intrusions and the Missi Group consists of sandstone, siltstone, mudstone, and quartzo-feldspathic gneiss and migmatite.

History

The bulk of mineral exploration in the Snow Lake area was undertaken in the late 1950’s and was based on the drill-testing of prospecting and airborne and ground geophysical surveys in the search for base metal mineralization. Several spodumene-baring pegmatite dikes were intersected during these drill programs however there has been little subsequent exploration undertaken on the property.

465,000 mE
472,500 mE
480,000 mE
6,090,000 mN
6,082,500 mN
Foremost Litium Properties
Churchill
Lynn Lake
Gillam
Thompson
The Pas
Norway House
Dauphin
Gimli
Brandon
Winnipeg
Prov. of Manitoba
M3a
P1a
P9f
M4c
M3c
J3
M4b
P1a
M3i
M3i
M1a
M3a
L2
M4b
P9f
DDH-4B
DDH-3B
DDH-8B
DDH-5B
DDH-7B
DDH-11B
DDH-14B
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
N
LEGEND
Trail
Powerline
Lakes
Rivers
Exposed Pegmatites
Historic Drillholes
Historic Drilled Spodumene Pegmatite
Pegmatite (with ID)
GRC Claim Boundary
Competitor Claims
Nad 83, Zone 14
0
2,500
meters
FOREMOST LITHIUM
Snow Lake, Manitoba
GRC Lithium Properties
Historic Drill-indicated Spodumene Pegmatites and Exposed Pegmatites (Natmap Geology)
Sourced from Manitoba Government Website
June 20, 2022

PEG_ID	Peg_Type	UTM_Easting	UTM_Northing
11	DDH-8B	475,729	6,082,977
12	DDH-5B	476,496	6,082,944
13	DDH-7B	476,029	6,082,686
14	DDH-11B	475,325	6,082,110
15	DDH-14B	474,616	6,081,523
16	DDH-3B	475,635	6,084,532
17	DDH-4B	475,856	6,084,882
1	Pegmatite	471,949	6,087,013
2	Pegmatite	471,461	6,085,957
3	Pegmatite	470,811	6,084,935
4	Pegmatite	472,274	6,082,532
5	Pegmatite	473,028	6,083,519
6	Pegmatite	472,610	6,081,256
7	Pegmatite	476,116	6,084,761
8	Pegmatite	476,882	6,085,179
9	Pegmatite	472,078	6,088,109
10	Pegmatite	474,086	6,082,752

Figure 11 - Historic Drill-indicated Spodumene Pegmatites and Exposed Pegmatites on GRC Exploration

EarthEx Geophysical Solutions Inc completed LiDAR and magnetic surveys over the project in 2022, which will help guide follow-up prospecting and geochemical surveys. Interpretations of the surveys which are on-going have yet to be completed. No other exploration work has been done on the Grass River Property.

Permitting

We have to take the necessary exploration efforts to define drill targets before making an application for permits. We utilize previously acquired UAV-assisted magnetic and Lidar survey results and new rock and soil geochemistry and prospecting to determine our targets. Once summer field work is complete and drill targets are defined, we will submit an application for a work (drill) permit with the Mining Permits office of the Manitoba Government. For the application, we will be required to submit the number of holes, location and metres on the application, or the application will not be accepted by the Manitoba Government. These kinds of permits generally are awarded within 3 weeks. For a full outline of permitting requirements in Manitoba, see “Properties – Zoro Property - Permitting”.

Infrastructure

The Grass River Property is located 25km east of the town of Snow Lake. It is the furthest distance from Snow Lake of all the lithium lane properties and was staked by the company in 2022. Access is by air support only as there is no current infrastructure due to remote location in relation to our other properties.

Planned Work

A prospecting program is planned for June of 2023 to supplement the geophysical and geochemical targets. A total of 10 underexplored pegmatites are exposed in surface outcrop on the property and together with the 7 drill-indicated spodumene-bearing dykes will be part of the exploration focus. Earthex was contracted to perform a drone-assisted magnetic survey on the property as they have a technology to produce high-resolution images, to define the 3D location, shape, size, and distribution of potential spodumene rich pegmatite dykes. The data interpretation and results from a drone-assisted magnetic and Lidar surveys conducted between April 14 and May 27, 2022, and comprised 2,734.1-line km. These results will define and guide new prospective targets for a projected 2,000 meter drill program in 2023/2024. Drilling is projected to commence in the fourth quarter in late November or early December 2023 with helicopter support drill program. The Company has budgeted $2 million of the use of proceeds of the offering for this program.

Peg North Lithium Property

The Peg North Property is an exploration stage property located in the historic mining district of Snow Lake, Manitoba. The Peg North Property is located via coordinates on the map below at is located with UTM coordinates 455,000 to 470,000mE by 6,085,000 to 6,098,000mN (GPS coordinates are 54.96833, -99.53539). The Peg North Property has no mineral reserves or mineral resources under S-K 1300. The book value of the property as of December 31, 2022 was $665,000.

Figure 12 - Peg North Property – Green Claim with other Foremost Lithium Property Claims

Property and Ownership

This is the largest and newest of our Lithium Lane Properties sconsisting of 28 mineral claims covering 16,697 acres (6,757 hectares). We currently have no ownership interest in the Peg North Property, except for an option to acquire an interest, subject to completion of certain exploration activities and making certain payments of cash and shares.

On June 28, 2022, we entered into an agreement (the “Peg North Agreement”) with Strider Resources Ltd. (“Strider”), acquiring an option to purchase a 100% interest (the “Peg North Option”) in the Peg North Property (the “First Option”). The Peg North Property hosts 5 known pegmatite dykes and capture the Northern extension of the Crowduck Bay fault. The Peg North Option expires in five years and is subject to a 2% Net Smelter Return (NSR) in favor of Strider. The Peg North Option may be exercised by us for an aggregate payment of $750,000 in cash and $750,000 in common shares over the five-year period. In addition, provided that the First Option has been exercised, we may purchase from Strider one half (1%) of the NSR Strider retains for a cash payment of $1.5 million (the “Second Option”). In order to exercise the First Option and acquire a 100% interest in the Peg North Property, the Company must make cash payments shares issuances and incur expenditures on the Peg North Property as follows:

●	On July 2, 2022 we paid $100,000 in cash and issued $100,000 in shares of the Company’s common stock.

●	On or before the twelfth month anniversary of the agreement, we must pay $100,000 in cash and issue $100,000 in shares of the Company’s common stock.

●	On or before the twenty-four month anniversary of the agreement, we must pay $100,000 in cash and issue $100,000 in shares of the Company’s common stock.

●	On or before the thirty-six month anniversary of the agreement, we must pay $150,000 in cash and issue $150,000 in shares of the Company’s common stock.

●	On or before the forty-eight month anniversary of the agreement, we must pay $150,000 in cash and issue $150,000 in shares of the Company’s common stock.

●	On or before the sixty month anniversary of the agreement, we must pay $150,000 in cash and issue $150,000 in shares of the Company’s common stock.

●	We must also spend a total of $3 million on exploration expenditures over the five-year option period to earn the above 100% interest in the Peg North Property.

Upon the Company having completed all of the foregoing share issuances and cash payments and having incurred an aggregate of $3,000,000 in exploration expenditures within the foregoing deadlines, the Company shall have exercised the option to acquire all of Strider’s interest in the Peg North Property, subject to Strider’s’s right to retain a 2% NSR. The Company has the right to repurchase 1% of the Jean Lake NSR in econsideration of a cash payment of $1,000,000 to Mount Morgan. Upon exercise of First Option, at the Company’s request, Strider must deliver to the Company executed regiserable transfers or evidence of owndership in favour of the Company. During the option period, the Company must use reasonable commercial efforts to copy Strider on all exploration results and Strider will make available to the Companyexploration results from work conducted on contiguioius properties which are wholly owned by Strider and not under option to any other party. The Company may terminate the option agreement at any time prior to the First Option deadline by giving written notice to Strider In the event that the Company fails to issue any shares or advance any payment when due, or in the event that the Company is in breach of any covenant, representation or warranty under the agreement, Strider may terminate the agreement if: a) Strider has provided written notice of such to the Company; b) the Optionee has not within 22 days from such notice cured such default. If the First Option is not exercised by the Company in full within the required deadlines, the agreement will terminate and the Company will hold no interest in the Peg North Property.

Peg North Property Claim Details

Claim Name	Claim Number	Size Hectares	Expiry Date	Yearly Holding Costs	Holder
PEG 13176	MB13176	140	June 5, 2035	$1,750	Strider Resources Ltd.
PEG 13177	MB13177	220	June 5, 2030	$2,750	Strider Resources Ltd.
PEG 13181	MB13181	220	June 5, 2030	$2,750	Strider Resources Ltd.
PEG 13178	MB13178	256	June 5, 2034	$3,200	Strider Resources Ltd.
PEG 13182	MB13182	256	June 5, 2030	$3,200	Strider Resources Ltd.
PEG 13184	MB13184	256	June 5, 2030	$3,200	Strider Resources Ltd.
PEG 13179	MB 13179	256	June 5, 2030	$3,200	Strider Resources Ltd.
PEG 13183	MB 13183	256	June 5, 2035	$3,200	Strider Resources Ltd.
PEG 13282	MB13282	256	May 6, 2029	$3,200	Strider Resources Ltd.
PEG 13285	MB13285	256	May 18, 2030	$3,200	Strider Resources Ltd.
PEG 13283	MB13283	256	May 6, 2030	$3,200	Strider Resources Ltd.
PEG 13286	MB13286	256	May 6, 2030	$3,200	Strider Resources Ltd.
PEG 13284	MB13284	256	May 6, 2030	$3,200	Strider Resources Ltd.
BEND 13210	MB13210	256	January 12, 2029	$3,200	Strider Resources Ltd.
BEND 13209	MB 13209	256	January 12, 2029	$3,200	Strider Resources Ltd.
BEND 12671	MB12671	256	April 16, 2024	$3,200	Strider Resources Ltd.
BEND 13279	MB13279	256	May 18, 2029	$3,200	Strider Resources Ltd.
BEND 13474	MB13474	256	January 12, 2029	$3,200	Strider Resources Ltd.
BEND 13473	MB13473	256	January 12, 2029	$3,200	Strider Resources Ltd.
BEND 13280	MB13280	256	May 6, 2030	$3,200	Strider Resources Ltd.
BEND 13277	MB13277	256	May 6, 2030	$3,200	Strider Resources Ltd.
BEND 13281	MB13281	256	May 6, 2030	$3,200	Strider Resources Ltd.
BEND 13278	MB13278	256	May 6, 2030	$3,200	Strider Resources Ltd.
LITH 13213	MB13213	190	January 29, 2035	$2,375	Strider Resources Ltd.
LITH 13212	MB13212	172	January 29, 2035	$2,150	Strider Resources Ltd.
LITH 13477	MB13477	245	January 29, 2035	$3,062.50	Strider Resources Ltd.
LITH 13478	MB13478	248	January 29, 2035	$3,100	Strider Resources Ltd.
LITH 13476	MB13476	202	January 29, 2035	$2,525	Strider Resources Ltd.

TOTAL NUMBER OF CLAIMS = 28	TOTAL AREA = 6,757 Hectares, (16,697 acres)

Geology

The Peg North Lithium Property is located at the east end of the Flin Flon-Snow Lake greenstone belt. The Paleoproterozoic Flin Flon-Snow Lake Belt is approximately 200 km in strike length and has an exposed width of up to 70 km. The Belt is overlain to the south by Ordovician Red River Formation sandstone, limestone, and dolomite of the Western Canada Sedimentary Basin, and is bordered to the north by high-grade paragneiss and granitoid rocks of the Kisseynew Domain. The Flin Flon Belt is interpreted to be an accreted assemblage of oceanic to continental margin arc terrane, interspersed with oceanic basins representing back-arc, fore-arc, and oceanic settings.

At the project scale the general and detailed geology for the Peg North Lithium Property is underlain by Ocean Floor volcanic rocks of the Roberts Lake allochthon and lesser amounts of Missi Group sedimentary rocks. The Ocean Floor rocks comprise mafic volcanic rocks and related intrusions and the Missi Group consists of sandstone, siltstone, mudstone, and quartzo-feldspathic gneiss and migmatite.

History

The 5 pegmatite dykes on the Peg North Property were first mapped and reported by Murray Frarey, a Geological Survey of Canada geologist, in 1949. There is no further history on this property.

Exploration

EarthEx flew a drone-assisted magnetic survey over the entire property in 2022 and completed a UAV assisted high-resolution airborne magnetic survey. The survey was conducted between June 15th, 2022, and October 6th, 2022, comprised 2990.5-line km, and identified specific areas of interest.

Major Fault Structure

The preliminary review of the UAV-assisted magnetic survey on the Peg North Property has defined a major fault structure oriented approximately north-south and with a sinistral sense of movement. The structure occurs in the eastern portion of the property, is approximately 50 meters wide and extends for 3 km. Associated with this structure is a large zone of magnetic lows with an approximate area of 39 hectares.

Figure 13 - Fault structure defined by UAV-assisted magnetic survey, Peg North property, Snow Lake area

The Lidar survey is only partially complete, having been stopped due to winter weather and snow cover on the ground. No other additional exploration work has occurred on the Peg North Property.

Permitting

We intend to take the exploration necessary to define drill targets before drilling on this property. LiDAR surveys will commence with focus on this structure and the related magnetically depleted zone on the Peg North Property in the spring of 2023. This data will provide additional guidance for ground follow-up of this structure using an integrated approach of prospecting, rock and soil geochemical surveys. Once summer field work and drill targets are defined, we will submit an application for drilling to the Mining Permits office of the Manitoba Government. For a full outline of permitting requirements in Manitoba, see ”Properties – Zoro Property – Permitting”

Infrastructure

The Jean Lake Property is located 20km east of the town of Snow Lake. See “Properties – Zoro Property – Infrastructure” for discussion of nearby infrastructure.

Planned Work

Historically mapped pegmatite and any new targets identified by the drone-assisted magnetic survey will be assessed for a 2023 Spring/Summer prospecting program (projected to start in June/July2023) using targeted MMI soil geochemical surveys. This data will be integrated with other geoscientific databases to help delineate and assist in de-risking targets for a 2,000-meter 2023/2024 winter drill program. Drilling is planned for December of 2023. We have budgeted $2.7 million of the use of proceeds of the offering for the remaining cash payments under the Peg North Option and the foregoing exploration program.

Non-Material Properties

The Winston Property

The Winston Property is situated in northwestern Sierra County, New Mexico approximately 45 miles (72.4 km) northwest of the town of Truth or Consequences. It is coincident with the 18.0 mile long north-south X 8.0 mile wide east-west (19.3 km long X 9.7 km wide) Chloride Sub-District. The preceding is the northern-most of nine historical precious and base metal mining camps that lie along the eastern side of the 60- mile long (~90 km) north-south-trending Black Range Mining District. The Winston Property is located approximately at latitude 33.48° North and longitude 107.76° West. The Winston Property has no mineral reserves or mineral resources under S-K 1300. The total book value as of December 31, 2022 for this property is $1,585,600.

Figure 14 - Location of the Winston Property Winston, New Mexico

Canyon
Sheep
Canyon
Wildhorse
33
35
Mine
Fluorine
Canyon
Little Red Hill
Annapolis Mine
CATRON CO
SIERRA CO
T 9 S
T 10 S
CATRON CO
SIERRA CO
Republic Mine
Poverty
Creek
4
3
3
2
5
Canyon
Mine
Poverty
Little Wonder Mine
North Star Mine
Little
8
9
10
11
Canyon
Pine
Pine
Canyon
FOREST
Alaska
Draw
Buster
17
16
15
15
14
Turkey
Creek
Creek
NATIONAL
Grafton
Turkey
Turkey
Creek
20
21
22
23
Little
GILA
Little
Bear
Bear
Creek
Bear
Mercator Projection
WGS84
UTM Zone 13S
CALTOPO
Scale 1:20000 1 inch = 1667 feet
1
2
3
4 km
0.5
1.0
1.5
2.0 mi
MN 8.4°

Figure 15 - Claims Map of the Winston Group of Properties

Property Description and Access

The Winston Property consists of 140 unpatented Bureau of Land Management (“BLM”) mining claims and 2 patented Ivanhoe and Emporia lode mining claims, comprising a total of 2,800 acres. All of these claims are located within the Gila National Forest and are under the management of the US Forest Service. The property was originally accessible via a 10 mile dirt road up the Turkey Creek stream bed that intersects highway 52 which is 1.7 miles north of the small town of Winston. This route is currently blocked by several locked gates. Twenty-eight miles east of Winston on Highway 52 is US Highway 85 which leads to an alternate access to the property. The direction to this alternate route are as follows:.

1.	Traversing 8.0 miles north along State Highway 52 from the town of Winston;

2.	The route then turns west for 4.0 miles (6.4 km) on State Highway 59;

3.	From here one can access the north section of the Winston Project Forest Service Roads #4053, #4066, #4079 and #4081.

4.	Continuing onwards for 4 miles on State Highway 59, then turn left upon reaching the Forest Service Road 4068L, continue onwards in a southerly direction for 5 miles until reaching gravel Forest Service Road 4073I

5.	From here the road has been decommissioned but provides for a connecting route to the Little Bear Creek Road that traverses the southern part of the claim block through to an access point for the Ivanhoe and Emporia, and also to Little Turkey Creek Road providing access to the Little Granite claim group. Another decommissioned USFS road begins at Grafton that could provide access to Pine Canyon Road and most of the lower half of the Winston Project claims.

All known roads in the area of the project are provided in Figure 16 below.

-12000000 m
-11990000 m
-11980000 m
3960000 m
3950000 m
3940000 m
N
W
E
S
59
52
Santana Ranch
Winston
Winston Property
Road Types
BLM
County
InstHwy
StHwy
USHwy
Unk
Sat Image: Virtual Earth
0
5 km
Sequoia Gold and Silver Ltd.
Winston Project
Road Access
Sierra County, New Mexico, U.S.A.
Datum: Mercator WGS84
October, 2017

Figure 16 - Winston Propery Road Map

The land area between Turkey Creek and Poverty Creek to the north has been designated a roadless area, meaning no motorized vehicles are allowed to use the roads and trails within. The claims located south of Turkey Creek and north of Poverty Creek are not within the roadless area.

Property Ownership

In October 2014, the Company entered into an option agreement with Redline Minerals Inc. and its US subsidiaries (collectively, the “Optionors”) to acquire up to an 80% interest in 102 unpatented lode mining claims in the Winston Property, in addition to the four Little Granite Gold Claims (“Little Granite”) and Ivanhoe and Emporia claims. In April 2017, the Company, through its US subsidiary Sierra Gold & Silver Ltd., entered into a definitive purchase agreement with the Optionors to acquire all of the Optionors’ right, title and interest in and to the Winston Property. The terms of this agreement closed on April 26, 2017, thereby extinguishing any remaining obligations to Redline Minerals Inc. and its US subsidiaries.

In accordance with the terms and conditions of the underlying Ivanhoe/Emporia purchase agreement, the Seller agrees to sell and convey the Ivanhoe/Emporia Claims for the purchase price of $500,000 USD. The Buyer may at any time, and at its sole discretion, accelerate payment of any part or all of the purchase price in order to complete the acquisition. At such time the purchase price has been paid to the Seller, all obligations of the Buyer to the Seller, except payment of the Production Royalty, shall cease and terminate. Until the purchase price has been paid, the Buyer shall pay the Seller monthly a royalty equal to the greater of the Minimum Monthly Royalty or Production Royalty determined in accordance with the following table:

Ivanhoe / Emporia - Royalty Schedule

Monthly Average	Minimum	Production
Silver Price/oz	Monthly Royalty	Royalty %

Less than $5.00	$125	3%
$5.00 ~ $6.99	$250	4%
$7.00 ~ $8.99	$500	5%
$9.00 ~ $10.99	$1,000	6%
$11.00 ~ $14.99	$1,500	7%
$15 or greater	$2,000	8%

All royalty payments made to Seller under the Minimum Monthly Royalty or Production Royalty of this agreement shall be credited upon the purchase price. As of March 15, 2023, past payments totaling $286,845 USD have been applied against the $500,000 USD purchase price. Since the August 21, 1987 date of the Ivanhoe/Emporia Agreement and encompassing four owners, the advance royalty payments have technically fallen into arrears of $146,500 USD, but is still considered to be in good-standing. The remaining purchase price of $213,155 USD may be satisfied in the form of ongoing advance royalty payments or lump-sum payment to finalize the property purchase. Only the permanent production royalty of 2% of NSR on all ore mined on the Ivanhoe and Emporia lode claims, will remain as an encumbrance after the property has been purchased.

In accordance with the terms and condition of the underlying purchase agreement in order to complete the acquisition of the Little Granite Claims, we were required to pay the original owner of the claims the remaining purchase price of $380,000 USD. In October 2022, we successfully negotiated the final cash payment required to exercise its option on these Claims down to $75,000 USD, through the issuance a non-interest-bearing promissory note to the arm’s length Vendor. An initial $25,000 USD payment was made on October 15, 2022 and the final two $25,000 USD payments are due on April 15, 2023 and October 15, 2023. Following these amendments, we have acquired The Little Granite Property for an aggregate consideration of $186,000 USD, versus aggregate consideration of $434,000 USD under the original terms. The $50,000 USD Promissory Note remains the only encumbrance on the four Little Granite claims.

To maintain the unpatented claims in good-standing, we must pay annual claim maintenance fees of $165 per claim by September 1 of each year to the federal BLM and file annual maintenance documents to the BLM and Sierra and Catron County Clerk’s office. There are no encumbrances on the 136 unpatented BLM lode claims.

Winston Property Claims Details

Claim Number	Claim Name	Size Acres	Annual Maintenance	Expiry Date Annual Renewal	% Owned by Sierra Gold & Silver Ltd
105794652	LG 52	20.6	$165	September 1	100%
105794653	LG 51	20.6	$165	September 1	100%
105794654	LG 50	20.6	$165	September 1	100%
105794655	LG 18	20.6	$165	September 1	100%
105794656	LG 19	20.6	$165	September 1	100%
105794657	LG 20	20.6	$165	September 1	100%
105794658	LG 28	20.6	$165	September 1	100%
105794659	LG 29	20.6	$165	September 1	100%
105794660	LG 30	20.6	$165	September 1	100%
105794661	LG 31	20.6	$165	September 1	100%
105794662	LG 39	20.6	$165	September 1	100%
105794663	AD 1	20.6	$165	September 1	100%
105794664	AD 2	20.6	$165	September 1	100%
105794665	AD 3	20.6	$165	September 1	100%
105794666	AD 4	20.6	$165	September 1	100%
105794667	AD 5	20.6	$165	September 1	100%
105794668	AD 6	20.6	$165	September 1	100%
105794669	AD 7	20.6	$165	September 1	100%
105794670	AD 8	20.6	$165	September 1	100%
105794671	AD 9	20.6	$165	September 1	100%
105794672	AD 10	20.6	$165	September 1	100%
105794673	AD 11	20.6	$165	September 1	100%

105794674	NR 12	20.6	$165	September 1	100%
105794675	NR 13	20.6	$165	September 1	100%
105794676	NR 14	20.6	$165	September 1	100%
105794677	NR 15	20.6	$165	September 1	100%
105794678	NR 16	20.6	$165	September 1	100%
105794679	NR 17	20.6	$165	September 1	100%
105794680	IV-1	20.6	$165	September 1	100%
105794681	IV-2	20.6	$165	September 1	100%
105794682	IV-3	20.6	$165	September 1	100%
105794683	IV-4	20.6	$165	September 1	100%
105794684	IV-5	20.6	$165	September 1	100%
105794685	IV-6	20.6	$165	September 1	100%
105794686	IV-7	20.6	$165	September 1	100%
105794687	IV-8	20.6	$165	September 1	100%
105794688	NR 26	20.6	$165	September 1	100%
105794689	NR 25	20.6	$165	September 1	100%
105794690	CR 18	20.6	$165	September 1	100%
105794691	CR 9	20.6	$165	September 1	100%
105794692	CR 10	20.6	$165	September 1	100%
105794693	CR 11	20.6	$165	September 1	100%
105794694	CR 12	20.6	$165	September 1	100%
105794695	CR 13	20.6	$165	September 1	100%
105794695	CR 13	20.6	$165	September 1	100%
105794696	CR 21	20.6	$165	September 1	100%
105794697	CR 22	20.6	$165	September 1	100%
105794698	CR 23	20.6	$165	September 1	100%
105794699	LG 40	20.6	$165	September 1	100%
105794700	LG 41	20.6	$165	September 1	100%
105794701	LG 42	20.6	$165	September 1	100%
105794702	LX 11	20.6	$165	September 1	100%
105794703	LX 19	20.6	$165	September 1	100%
105794704	LX 18	20.6	$165	September 1	100%
105794705	LX 17	20.6	$165	September 1	100%
105794706	LX 16	20.6	$165	September 1	100%
105794707	LX 15	20.6	$165	September 1	100%
105794708	LX 14	20.6	$165	September 1	100%
105794709	LX 13	20.6	$165	September 1	100%
105794710	LX 12	20.6	$165	September 1	100%
105794711	LX 10	20.6	$165	September 1	100%
105794712	LX 9	20.6	$165	September 1	100%
10579713	LX 8	20.6	$165	September 1	100%
105794714	LX 7	20.6	$165	September 1	100%
105794715	LX 6	20.6	$165	September 1	100%
105794716	LX 5	20.6	$165	September 1	100%
105794717	LX 1	20.6	$165	September 1	100%
105794718	LX 2	20.6	$165	September 1	100%
105794719	LX 3	20.6	$165	September 1	100%
105794720	LX4	20.6	$165	September 1	100%
105794721	NR 44	20.6	$165	September 1	100%
105794722	NR 43	20.6	$165	September 1	100%
105794723	NR 42	20.6	$165	September 1	100%
105794724	IV-9	20.6	$165	September 1	100%
105794725	IV-10	20.6	$165	September 1	100%
105794726	IV-11	20.6	$165	September 1	100%
105794727	NR 18	20.6	$165	September 1	100%

105794728	NR 19	20.6	$165	September 1	100%
105794729	NR 20	20.6	$165	September 1	100%
105794730	NR 21	20.6	$165	September 1	100%
105794731	NR 22	20.6	$165	September 1	100%
105794732	NR 23	20.6	$165	September 1	100%
105794733	NR 24	20.6	$165	September 1	100%
105794734	LG 64	20.6	$165	September 1	100%
105794735	LG 63	20.6	$165	September 1	100%
105794736	LG 62	20.6	$165	September 1	100%
105794737	LG 53	20.6	$165	September 1	100%
105794738	CR 1	20.6	$165	September 1	100%
105794739	CR 14	20.6	$165	September 1	100%
105794740	CR 15	20.6	$165	September 1	100%
105794741	CR 16	20.6	$165	September 1	100%
105794742	EL 1	20.6	$165	September 1	100%
105794743	EL 2	20.6	$165	September 1	100%
105794744	EL 3	20.6	$165	September 1	100%
105794745	EL 4	20.6	$165	September 1	100%
105794746	EL 5	20.6	$165	September 1	100%
105794747	EL 6	20.6	$165	September 1	100%
105794748	EL 7	20.6	$165	September 1	100%
105794749	EL 8	20.6	$165	September 1	100%
105794750	EL 9	20.6	$165	September 1	100%
105794751	NR 1	20.6	$165	September 1	100%
105794752	NR 2	20.6	$165	September 1	100%
105794753	NR 3	20.6	$165	September 1	100%
105794754	NR 4	20.6	$165	September 1	100%
105794755	NR 5	20.6	$165	September 1	100%
105794756	NR 6	20.6	$165	September 1	100%
105794757	CR 3	20.6	$165	September 1	100%
105794758	CR 2	20.6	$165	September 1	100%
105794759	CR 24	20.6	$165	September 1	100%
105794760	CR 27	20.6	$165	September 1	100%
105794761	CR 28	20.6	$165	September 1	100%
105794762	CR 29	20.6	$165	September 1	100%
105794763	CR 8	20.6	$165	September 1	100%
105794764	CR 7	20.6	$165	September 1	100%
105794765	CR 6	20.6	$165	September 1	100%
105794766	CR 5	20.6	$165	September 1	100%
105794767	CR 4	20.6	$165	September 1	100%
105794768	CR 17	20.6	$165	September 1	100%
105794769	NR 7	20.6	$165	September 1	100%
105794770	NR 8	20.6	$165	September 1	100%
105794771	NR 9	20.6	$165	September 1	100%
105794772	NR 10	20.6	$165	September 1	100%
105794773	NR 11	20.6	$165	September 1	100%
105794774	NR 41	20.6	$165	September 1	100%
105794775	NR 40	20.6	$165	September 1	100%
105794776	NR 39	20.6	$165	September 1	100%
105794777	NR 37	20.6	$165	September 1	100%
105794778	NR 36	20.6	$165	September 1	100%
105794779	NR 35	20.6	$165	September 1	100%
105794780	NR 33	20.6	$165	September 1	100%
105794781	NR 34	20.6	$165	September 1	100%
105794782	NR 32	20.6	$165	September 1	100%

105794783	NR 31	20.6	$165	September 1	100%
105794784	NR 30	20.6	$165	September 1	100%
105794785	NR 29	20.6	$165	September 1	100%
105794786	NR 28	20.6	$165	September 1	100%
105794787	NR 27	20.6	$165	September 1	100%
135823	LITTLE GRANITE GOLD #1	20.6	$165	September 1	100% effective Oct 15, 2023
135824	LITTLE GRANITE GOLD #2	20.6	$165	September 1	100% effective Oct 15, 202
135827	LITTLE GRANITE GOLD #5	20.6	$165	September 1	100% effective Oct 15, 202
135828	LITTLE GRANITE GOLD #6	20.6	$165	September 1	100% effective Oct 15, 202

Ivanhoe and Emporia Patented Mining Claims

Lot ID	Legal Description	Name	Acres	Purchase Price $USD	100% Ownership Terms
Lot# 165	Sec 22, Twn 10S, R 9W	IVANHOE	13.84	$500,000	Pay remaining Balance of $213,155 2% NSR
Lot# 719	Sec 22, Twn 10S, R 9W	EMPORIA	13.56

TOTAL NUMBER OF CLAIMS = 140	TOTAL AREA = 2,800 acres

History

The primary period of production was from 1882 to 1893 and was curtailed by the Great Silver Panic of 1893. A revival of exploration, re-development, and production in the 1970s and 1980s included at least six major mining companies as well as a plethora of smaller ones and local entrepreneurs. Single claims to claimblocks comprising hundreds of claims were leased, staked, prospected, and in some cases, drilled. In the northern Chloride Sub-District, the Emporia and Ivanhoe Mines, as well as the near-by Occidental, Minnehaha, Great Republic Mines were among some that produced gold-silver ores through 1987. Mining throughout the Chloride Sub-District primarily ceased due to the decline in the price of silver and gold - not for a lack of significant mineralization. As an example, un-developed mineralization defined by historical channel sampling and very limited drilling still exists, thus suggesting that significant mineralized material remains un-mined.

The first silver mineralization in what became the Chloride area was discovered in 1879. Among the earliest claims staked were the Ivanhoe and Emporia Claims having been respectively located in 1880 and 1886. Subsequently, prior to 1934, over 400 prospects and mines were developed in steeply-dipping supergene-enriched silver-gold-bearing quartz veins occupying fissures and faults within Tertiary andesite wallrock hosts (Figure 6.1.1). These veins variously display northerly, northwesterly, northeasterly and easterly strikes, are up to 8.0 feet wide, and can be traced for several miles (Lovering and Heyl, 1989). Exploitation of them was primarily between 1879-1893 and 1901-1931; the period of greatest production was from 1886 to 1893. Between 1879 and 1931 approximately 6.3 million ounces of silver were produced within all of Sierra County, New Mexico (Harley, 1934). The total value of silver, gold, copper, lead, and zinc was largely obtained from a few large mines in the Chloride, Hermosa, and Kingston SubDistricts of the Black Range District and was in excess of USD$20 million (Lovering and Heyl, 1989). Approximately USD$1.0 million of this total production prior to 1980 is attributable to the Grafton-Phillipsburg area in northern portion of the Chloride SubDistrict that now coincides with the Winston Project (Lovering and Heyl, 1989).

A drill program supervised by Dewitt in 1984 intersected vein material 5.78 to 11.82 feet (1.8 m to 3.6 m) thick in pierce points 165 feet (~50.3 m) apart situated in the immediate area of the old mine workings at depths of between 150 and 300 feet down-dip. No lithologic logs or drill site location maps whatsoever are available or known to exist, only pierce point locations relative to surface work exposures are provided. The work was not carried out under supervision of a Qualified Person. the assaying sampling, and QA/QC protocols are unknown, and therefore cannot be relied upon. These results are presented as historical information only. The site visit confirmed the location of the main infrastructure mentioned in the De Witt report. Several possible old drill sites were located, along with fragments of small diameter (AX or similar) size diamond drill core. The mine decline on the north side of Turkey Creek driven subsequent to the De Witt (1984) report was inspected.

The Little Granite, Ivanhoe and Emporia properties saw sporadic technical work performed sporadically through the 20th century, primarily focused on milling and metallurgy, however the little amount of exploration work performed was poorly documented, with the exception of a small surface exploration program by Redline Minerals in 2012.

There was a revival of exploration, re-development, and production in the 1970s and 1980s. The Occidental, Minnehaha, Great Republic, Emporia, and Ivanhoe Mines in the northern Chloride Sub-District were re-activated in the early 1980s and continued to produce gold-silver ores through 1987 (Lovering and Heyl, 1989). In the southeastern portion of the Chloride Sub-District, mines such as the St. Cloud, U.S. Treasury, and Colossal re-opened in the early 1980s and produced USD +$10 million in precious metals through 1985 (Lovering and Heyl, 1989). Historical mining in most cases ceased due to the decline in the historical price of silver and gold.

Redline Minerals, Inc. in February and July 2011 acquired the current leaseholds on two patented and four un-patented claims that were among the more recently re-activated producers in the 1980s. These are comprised by the Emporia Patented Claim and Mine, Ivanhoe Patented Claim and Mine, and Little Granite un-patented Claim Group. Subsequently, in the Fall of 2011, following an exhaustive review of the published professional literature as well as a plethora of unpublished historic private reports of past mine operators and prospective buyers in the Chloride Sub-district, Redline Minerals Inc. commissioned the staking of 216 un-patented claims (~4,400 acres) to cover the strike and dip extensions of the veins on its existing leased claims. This work resulted in a 43-101 Technical Report title Geology and Mineralization of the LG and Ivan Claim Group, by Stewart A. Jackson, PhD, PGeol., PGeo. May 12, 2012 that was approved by the BC Securities Commission and TSX Venture Exchange. The entire project was subsequently optioned to Far Resources Ltd. (Foremost Lithium) on October 17, 2014 and eventually leading to their purchase of 100% of the project on April 27, 2017.

Geology,

The ore deposits of the Black Range consist of (a) vein deposits in eruptive rocks and (b) replacement deposits in limestone. The vein deposits are principally in andesite, and the ores are gold-silver, gold-silver-copper, copper-silver and silver-lead-zinc-copper. There are also veins that occur in rhyolite as fissure fillings in which the gangue minerals are quartz and calcite, often of the amethystine variety and the economic minerals consisting of gold-silver, along with tellurides or silver-bearing sulphides.

The Winston Property and the surrounding Chloride Sub-district lie adjacent to the Winston Graben along its western margin. This feature and associated prolific north- south-, northwest-southeast-, northeast-southwest, and east-west-trending fault sets are related to several periods of extension associated with the Rio Grande Rift. The axis of the latter is located approximately 50 miles to the east of the subject area. The entire project area is underlain by relatively flat-lying Tertiary andesitic volcanics. The preceding display extensive low-rank alteration that is inferred to originate from a series sub-volcanic intrusives related to a north-south elongated deeply buried batholithic mass.

Historic production from over 400 mines and prospects over the past 130 years in the Chloride Sub-district/Winston Property area has been made from a plethora of fault and fissure-controlled silver-gold-bearing quartz veins. These veins are confined within a 3.0 mile wide east-west X 18.0 mile long (4.8 km X 28.8 km) north-south belt of propylitic to locally argillic alteration that overprints highly-faulted Tertiary andesitic volcanic hosts. Individual veins vary from 1.0 to 50.0 feet thick (0.31 m X 15.2 m) within vein systems that are up to 8.0 miles long (12.8 km). The majority of the historic production has been from totally oxidized stopes containing various species of silver, copper, lead, and zinc oxide and carbonate minerals. However, un-oxidized argentiferous and auriferous sulphide material has also been locally mined below the water table. Early direct shipments in the area of 150 to 200 opt silver eventually transitioned to those ranging from 0.050 to 5.930 opt gold and 6.7 to 61.6 opt silver (Harley, 1934).

The Little Granite Mine is a past-producing high-grade silver-gold mine hosted in Tertiary volcanics. The style of gold-silver mineralization in the region is known as epithermal, with the precious metal mineralization being hosted by quartz and carbonate veins in altered volcanic rocks. The main vein has been traced for over 200 meters by past drilling and underground workings and remains open along strike to both the north and south, and at depth. Historically reported high grade values, confirmed in limited resampling by Foremost Lithium in late 2013 at Little Granite, suggest the vein widens to approximately 3m (10ft) at depth. The primary structure is the Paymaster Fault which is readily traced both on the ground and by satellite imagery. Locally, the mineralized veins are generally associated with north-south trending structures.

The Ivanhoe and Emporia patented mining claims each contain a past producing gold-silver mine, under the same names. High grade deposits of silver and gold were discovered in 1880 when the Chloride District saw a rush of minors and prospectors and the area was a major producer until the 1893 crash in the silver price. Little production or modern exploration has occurred since. Past preparatory work for drilling has included data compilation both of historic and recent work, along with acquisition of high-resolution LiDAR satellite imagery to allow construction of an accurate terrane model. This was followed by geophysical surveying using both electrical and magnetic methods.

The property was most recently drilled in the 1980s, at multiple targets within the Winston Property, although records are limited. Historic exploration/development has blocked out multiple ore shoots, which will be considered for drill testing. Property reconnaissance sampling in 2021/22 has additionally identified multiple locations with potential ore shoots. This property had little to no modern exploration since the early 1980’s.

Exploration

The disclosure of exploration results contained in this section is based on information and supporting documentation provided by a Qualified Person.

A Qualified Person has visited the Winston Property on ten separate occasions since October 2020. He conducted confirmatory sampling of the known historic mines, as well as geologic reconnaissance sampling along the mineralized corridor

Mineralization at the Winston Property is of the classic Low-Sulphidation Epithermal Vein style with Gold-Silver-Copper representing the valuable elements of importance in the district. The project is located along the eastern side of the Gila Volcanic Plateau which is comprised of: an early phase of andesitic volcanic rocks, and a younger massive rhyolite flow-tuff package that is up to 1km thick. The mineralization of the Winston project is structurally controlled and hosted in the Gila volcanics.

Sampling Program

As part of a late 2020 fall sampling program, samples were obtained for an initial geological evaluation of the property from October 2020 through December 2020 during which mine environs, workings and dumps were walked and inspected to collect representative samples of the different styles of mineralization. Samples were collected throughout the project area to better understand which phases are of greatest economic interest and we have included sample ranges (see figure 16 below) which represent the program. The results confirm that earlier reports of high-grade silver and gold values from historic workings have legitimacy and justify a major exploration program using modern methods to define the nature and size of mineralization. The additional property samples that are mentioned are deemed relevant due to their potentially indicative potentially additional ore-bearing structures within the project area.

All samples were collected under the direct supervision of a Qualified Person, and securely transported to the Tucson facility of ALS Laboratories for analysis. A total of 155 samples have been collected and had geochemical results returned; all QA/QC protocols have shown minimal variance. Geologic reconnaissance sampling method is indicated at each sample location and with the intent to provide a representative result. Sample types include: grab, chip, measured chip, and channel; samples range from 0.1m to 3.0m in measured width. Systematic sampling and trenching along vein trends have not been carried out at this point.

Figure 17 - Representative Samples

Ore characterization samples from these three mines returned peak values of: 66.5 g/t gold with 2,940 g/t silver from Little Granite, 26.8 g/t gold and 940 g/t silver from Ivanhoe, and 44.9 g/t gold and 517 g/t silver from Emporia. Exceptional results from property-wide confirmatory sampling completed in 2021 include:

●	Measured width Highlights:

○	3.35 g/t Au with 245 g/t Ag from a 0.3m channel sample inside the Little Granite Decline.

○	1.97 g/t Au with 232 g/t Ag from a 0.3m channel sample across JAP vein at LG mine.

○	29.2 g/t Au with 462 g/t Ag from a 0.6m continuous chip sample in north zone.

○	3.2 g/t Au with 34 g/t Ag from a 1.0m continuous chip sample in north zone.

○	0.75 g/t Au with 489 g/t Ag from a 0.3m continuous chip sample in north zone.

●	Prospecting Highlights:

○	Sample 1671079 collected at a prospect pit in recently staked ground returned 41.5 g/t Au with 4,610.0 g/t Ag.

○	Samples 1671021, 1671024, 1671027 were collected from the same vein trend over 300m of strike

■	#1671021 returned 20.6 g/t Au with 21.0 g/t Ag.

■	#1671024 returned 12.3 g/t Au with 381.0 g/t Ag.

■	#1671027 returned 5.7 g/t Au with 254.0 g/t Ag.

Permitting

Special-use Permit

When an applicant intends to make use of U.S.Forest Service lands for business purposes, an application must be submitted to the local Forest Service office for assessment. The bond related to such a permit varies depending on cost recovery for monitoring costs, land use fee and other associated costs to do with environmental impacts. The USFS is the administrator of surface rights in the forest and the primary contact for surface use, while the mineral rights are administered by the BLM.

Minimal Impact Exploration Permit

This type of permit is for roads and drilling related activities that cause less than 5 acres of surface disturbances and costs $1,000 USD to be filed. A detailed work program is filled out on a New Mexico state form and submitted to the New Mexico Mining and Minerals Division of the Energy, Minerals and Natural Resources Department and National Forest Service, who then contact other concerned agencies. The review process for approval can generally take three to six months. Upon approval, a bond must be posted in accordance with the amount of disturbance anticipated. The Company expects the bond amount to be between $15,000 ~ $30,000 USD for the type of drilling program and disturbance it will carry out. A General Permit for $50 USD may also be filed if the disturbance is less than 2 acres in size and does not impact wetlands, ground water or cultural lands.

New Mexico Office of the State Engineer-Permit

A permit will be required for an exploratory drill hole that may penetrate the water table, with requirements to cement the entire borehole upon completion.

Water for Drilling

Water for drilling can be purchased locally from privately owned wells and transported to drill sites.

All types of permits are valid for 1 year.

For general exploration and prospecting activities that does not require mechanized equipment no permit is required. The Company does not require any permits for the type of exploration currently being undertaken but will require a permit for drilling operations.

Infrastructure

Local infrastructure in the area of the Chloride Sub-District is minimal. The closest settlement is the community of Winston with a population of 50-100 which is located ~10 miles southeast of the heart of the Winston Property. It has only a post office and small general store which carries a small line of groceries as well as gasoline (petrol). Truth or Consequences, NM (pop. ~7,000) located 45 miles to the southeast has moderate support facilities including a small plane airport runway. Las Cruces, NM (pop. ~200,000) is the major service and supply center for all of southwest New Mexico and is located ~100 miles to the south of the project area while another 50 miles further is El Paso, TX (pop. +1,000,000). The latter has a regional airport.

From the town of Winston, New Mexico, paved highway 59 runs north 10 miles and then west 4 miles to and directly through the north end of the property. A community run Fire Station is within 2 miles of the property and there are a number of small ranches scattered around the National Forest. From Hwy 59, numerous Forest Service roads and trails traverse the property that provides access to the property from the north and south. There are no buildings on any of the claims; however, there is an unusable shaft headframe on one of the four Little Granite claims as well as a full-size access portal/decline to the underground. There is also a full-size portal/decline allowing access to the underground to the Emporia mine and a 300 ft. plus shaft on the Ivanhoe mine.

There is a residential power transmission line that runs along Hwy 59 through the north end of the property and a 345kV power transmission line located approximately 2 miles north of the property. Cell phone service is variable, depending on elevation and location and the Winston Corner Store has free wi-fi to connect to the internet.

Planned Work

Plans for project advancement include 2 separate 1,000m NQ diamond core drilling campaigns (NQ refers to drill core diameter of 47.6mm). The Webber Mine area is in north of the property, within Catron County, New Mexico, and will be drilled using truck/track mounted equipment with minimized disturbance. The portion of the property within Sierra County, New Mexico, will be drilled using a man-portable drill rig and be man/mule supported. We have budgeted a total of $2.375 million of the use of proceeds in the offering for the Winston Property, including $375,000 to complete the cash payments required under the Ivanhoe/Emporia and Little Granite agreement, and an exploration and drill budget of $2 million, which is planned for the 2023 work program which will be drill-focused but is also to include additional ground magnetic geophysical surveys, and further geological field work. Preliminary work in preparation for the drill program is projected to commence starting early spring in May through June of 2023 with expectations of the drill program to commence in July and run through August of 2023

We are committed to commence a drill program in 2023 on multiple targets on the property. Past preparatory work for drilling has included data compilation both of historic and recent work, along with acquisition of high-resolution LiDAR data to allow construction of an accurate terrane model. Ground geological mapping and surveying has utilized high resolution satellite imagery and LiDAR (laser-generated infrared light beams) to construct a detailed digital model of the area. This 3D GIS will be used for all drill targeting and project planning. Special attention will be given to maintaining a high level of vertical accuracy due to the local topography.

Jol Property – Manitoba, Canada

On July 12, 2022, we completed the acquisition of 100% of the right, title, and interest in and to those certain undersurface mineral rights certain comprising Manitoba Mineral Disposition No. MB3530 from Mae De Graf (the “MB3530 Property”). The MB3530 Property is subject to a 2% NSR. The MB3530 Property encompasses 25 hectares (62 acres) situated due north from our Jean Lake Property and due west of our Zoro Property (GPS coordinates are 54.8337, -99.62626). We paid to the seller a cash payment in the amount of $8,000, and issued to the seller an aggregate of 18,181 common shares of the Company at a deemed price of $0.33 per common share.

There is no current planned exploration on this property for 2023. The total book value as of December 31, 2022 for this property is $48,800.

MANAGEMENT

Directors and Executive Officers

On December 2, 2022, the Company held a general meeting of shareholders at which Messrs. John Gravelle and Pierre Yves-Tenn were not nominated to continue to serve as directors. Our board also terminated Mr. Gravelle’s service as Chief Executive Officer of the Company in September 2022. The following table sets forth certain information regarding our directors and executive officers as of the date of this prospectus.

NAME	AGE	POSITION
Jason Barnard	57	President and Chief Executive Officer, Director
Andrew Lyons	56	Director
Christopher MacPherson	59	Director
Michael McLeod	62	Director
Johnathan More	47	Director
Cyrus Driver	74	Chief Financial Officer and Corporate Secretary
Mark Fedikow	70	Vice President of Exploration
Christina Barnard	52	Vice President of Operations

Jason Barnard. Jason Barnard has served as President and Chief Executive Officer since December 2022 and a director since September 2022. Mr. Barnard has over 31 years of capital markets experience. Since 2004, he has been self-employed as a private investor where he has been directly involved in raising over $500 million for mining and exploration companies with a focused expertise on Canadian base metal companies. Mr. Barnard started his career with McDermid St. Laurence Securities in 1991 as a stockbroker with primary focus in mining, and mining exploration companies. Mr. Barnard then worked at Canaccord Genuity from 1997 until 2004. Mr. Barnard holds a Bachelor of Arts degree with a major in Economics from Carlton University and has obtained The Canadian Securities Course license in 1990. He first started working with and financing Foremost Lithium, previously known as Far Resources, with founder, and President Keith Anderson in 2016.

Andrew Lyons. Andrew Lyons was appointed as a director in December 2021 and has over 30 years’ experience in program and project management in the public markets, financial and technology sectors. He holds a BSc(CS) and BBA from the University of New Brunswick, an MBA from the University of Ottawa and a PMP from the Project Management Institute. M. Lyons was on the advisory board of Lida Resources before Lida went public and is currently on the advisory board of Lakestone Resources, both Canadian Mining Companies. Mr. Lyons brings proven leadership working at C suite senior management level with corporate experience in the mining sector, utilizing his over 35 years’ experience as an independent consultant, helping drive business forward through development and implementation of enterprise-wide information technology solutions. He most recently consulted with several mining company senior boards to refocus their operations and streamline costs and efficiencies. From September 2011 until May 2021 Mr. Lyons was a consulting Program Manager with Oracle Microsystems of BCMr.

Christopher MacPherson. Mr. MacPherson was appointed as a Director in December 2022, and is presently self-employed since January 2022. Mr. MacPherson previously served from July 2020 to December 2021 as the Chief Financial Officer of Bathurst Metals Corp. and from June 2016 to February 2019 as the Chief Financial Officer and a director of Sterling Group Ventures Inc. From 1990 to 2016, Mr. MacPherson was Vice President at CIBC World Markets. Mr. MacPherson has 25 years of experience in finance, banking and entrepreneurial enterprises in the North American markets. He has extensive experience in the capital markets. Mr. MacPherson has been responsible for finance and marketing activities, funding and acquisition opportunities as well as assisting in strategic and tactical matters. He has sat on a number of boards, including BC Hydro and Westech.

Michael McLeod. Michael McLeod has served as a director since December 2022. Since December 2021, Mr. McLeod has served as the Senior Director of Morrow Sodali, a leading provider of strategic advice and shareholder engagement services in Canada and internationally. He previously served as the Senior Vice President of Gryphon Advisors Inc. from November 2019 to December 2021 and the Vice President, DF King and AST Trust Company of Canada of AST Trust Company of Canada from 2010 to 2019, each of which also provided strategic advice and shareholder engagement services. Mr. McLeod has over 40 years of experience in the corporate financial services industry with a strong network in the capital markets. He has been a long-term member of the Canadian Investor Relations Institute and Governance Professionals of Canada. Mr. McLeod has served as a global advisor and counseled many boards of directors and management teams on a wide range of topics including corporate governance, capital markets intelligence, M&A transactions, and shareholder engagement and communications.

Johnathan More. Johnathan More has served as a director since December 2022. Mr. More brings over 28 years of experience in global capital markets focused primarily on natural resource industries. His tenure at Canaccord Genuity included many significant achievements and he retired in 2008 as Vice President and Advisor at the Company. Mr. More successfully transitioned from the capital markets to the public company sector where he has been responsible for numerous successful transactions in the Canadian marketplace and continues to identify and create new opportunities. He currently serves as Chairman & CEO of Starr Peak mining Ltd, a Canadian company focused on gold exploration. Mr. More is also Chairman and CEO of Power Metals Corp., a Canadian company focused on Lithium, Cesium and Tantalum exploration, as well as Chairman and Director of Superior Mining International Corp. since January 2020.

Cyrus Driver, was appointed Chief Financial Officer and Corporate Secretary in January 2023. Mr. Driver is a Chartered Accountant and was founding partner in the firm of Driver Anderson since its inception in 1981. He is a retired partner in the firm of Davidson and Company LLP after merging with them in 2002. Whilst providing general public accounting services to a wide range of clients, he specializes in servicing TSX Venture Exchange-listed companies and members of the brokerage community. He also serves on the boards of several listed companies. His wide knowledge of the securities industry and its rules have enabled him to give valuable advice to clients within the industry with respect to finance, taxation and other accounting related matters. Cyrus also serves as a director on Power Metals Corp and Starr Peak Mining.

Mark Fedikow. Mark Fedikow was appointed as Vice President Exploration in January 2022. He worked in various capacities with Foremost since April 2016. Dr. Fedikow is a graduate of the Department of Geology, University of Windsor where he earned Honors B.Sc. in geology and a M.Sc. in geophysics and geochemistry. Subsequently he received a Natural Sciences and Engineering Research Council of Canada Scholarship and completed a Ph.D. in Exploration Geochemistry at the School of Applied Geology, University of New South Wales, Sydney, Australia. During his more than 40-year career he has worked for exploration and mining companies and for the Manitoba Geological Survey as Chief Geologist of the Mineral Deposits Section. In 2001 he received the Provincial Geologists gold medal, a Canadian national award for excellence in the geosciences. He is currently registered as P.Eng. and P.Geo. with Engineers Geoscientists Manitoba (“EGM”), as P.Geo. with the Northwest Territories and as a Certified Professional Geologist (C.P.G.) with the American Institute of Professional Geologists (“A.I.P.G.”), Westminster, Colorado, U.S.A. Mark has been a member of the team responsible for the discovery of a lode gold deposit in east-central Manitoba and of a porphyry copper-molybdenum deposit in southwest Montana. He has served as President, Chief Executive Officer, Vice President of Exploration, and on the board of directors for Canadian and American junior exploration companies. Mark has published numerous articles on mineral deposits and their surficial geochemical expression.

Christina Barnard, was appointed Vice President of Operations in December of 2022 and has been part of the organization since August 2020. Mrs. Barnard brings over 20 years’ experience in business management, media and marketing where she spent the over ten years working for Rogers Communications. a well-known national public company as senior marketing and media advisor. She has worked with several public companies, including roles in corporate communications and strategist. After leaving Rogers Media in 2019, she worked with a number of public companies in their marketing and communications department and assisted to develop strategies to minimize costs and streamline efficiencies. Christina has helped facilitate several different organization’s objectives, via careful evaluation and strategic planning, assessing structure and procedures, and being able to administer their core values in a clear demonstrable way both internally and in in the general public.

No family relationship exists between any of our directors and executive officers other than Jason and Christina Barnard, who are spouses. There are no arrangements or understandings with major shareholders, customers, suppliers, or others pursuant to which any person referred to above was selected as a director or member of senior management.

Board of Directors

Nasdaq’s listing rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of five directors, three of whom, and are independent within the meaning of Nasdaq’s rules.

A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities, subject to applicable stock exchange limitations, if any, whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Board Committees

We have already established a standing audit committee and a compensation committee of our board of directors. Immediately prior to, and subject to, the closing of this offering, we intend to establish a nominating and corporate governance committee of our board of directors. We intend to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Christopher MacPherson, Johnathan More and Michael McLeod each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule5605(c)(2) of the Nasdaq Marketplace Rules. Mr. MacPherson will serve as chairman of the audit committee. Our board has determined that qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the consolidated financial statements of our company.

The audit committee will be responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our consolidated financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and chief financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing hedging transactions; and (viii) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

Our compensation committee consists of Michael McLeod, Andrew Lyons and Christopher McPherson, all of whom satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules. Mr. Mcleod will serve as chairman of the compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The compensation committee will be responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Michael McLeod, Andrew Lyons and Jason Barnard. Mr. Lyons will serve as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee will be responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self- evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with the our code of ethics; and (v) approving any related party transactions.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors will include the solicitation of ideas for possible candidates from a number of sources - members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

Duties of Directors

Under Canadian law, directors have fiduciary obligations to our company. Under the BCBCA, directors, when exercising the powers and discharging their duties, must act honestly and in good faith with a view to the best interests of our company and exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.

Under British Columbia corporate law, the BCBCA imposes specific statutory liabilities on directors of corporations in certain situations. In certain circumstances, directors can be held liable, for example, for paying a dividend contrary to section 70(2) of the BCBCA, or for paying a commission or allowing a discount contrary to section 67 of the BCBCA, or for purchasing, redeeming, or otherwise acquiring shares contrary to section 78 or 79 of the BCBCA. Under numerous other provisions in federal and provincial statutes, directors may also face personal liability for, among other things, environmental offences, source deductions from payrolls, and tax remittances. Corporate directors have a number of defenses to legal actions in which it is alleged that they have breached their statutory or fiduciary duties, including:

●	dissenting from a resolution passed or action taken at a board meeting, which may relieve the director of any liability for the results of that decision.

●	raising a “good faith reliance” defense to an accusation of breach of a fiduciary duty, whereby the director is entitled to rely in good faith on consolidated financial statements or reports made by an officer of the corporation, the corporation’s auditor, or by other professionals, such as a lawyer, an accountant, or an engineer; and

●	availing themselves of a due diligence defense that permits directors to avoid a number of statutory liabilities, including breach of fiduciary duty, where the directors exercise the same degree of care, diligence and skill as a reasonably prudent person in comparable circumstances.

Conflicts of Interest

There are potential conflicts of interest to which the directors, officers, insiders, and promoters of our company will be subject in connection with the operations of our company. Some of the directors, officers, insiders, and promoters are engaged in and will continue to be engaged in corporations or businesses which may be in competition with the business of our company. Accordingly, situations may arise where the directors, officers, insiders, and promoters will be in direct competition with our company. The directors and officers of our company have a fiduciary obligation to act in the best interests of our company, avoid conflicts of interest and to disclose to all other board members any relevant information about potential conflicts. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to our company may result in a breach of their obligations to the other companies, and in certain circumstances this could expose our company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of our company. Such conflicting legal obligations may expose our company to liability to others and impair our ability to achieve our business objectives. All of the directors or officers of our company have entered into non- competition or non-disclosure agreements with our company. Conflicts, if any, will be subject to the procedures and remedies as provided under the BCBCA and applicable securities laws, regulations, and policies.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors. Unless the at any time or from time to time, the Company’s Articles of incorporation permit directors to hold office for a term expiring later than the close of the next annual meeting of shareholders, the term of office of a director upon election or appointment, subject to a director’s prior resignation or removal by a special majority of shareholders pursuant to Section 128 of the BCBCA , shall cease at the close of the first annual meeting of shareholders following his or her election or appointment, provided that if no directors are elected at such annual meeting, he or she shall continue in office until his or her successor is elected or appointed. The following persons are disqualified by the BCBCA from being a director of the Company: (i) anyone who is less than 18 years of age; (ii) a person who is not an individual; and (iii) a person who has the status of a bankrupt.

Consulting Agreements

The Company has entered into consulting agreements with Jason Barnard, as Chief Executive Officer, Cyrus Driver, as Chief Financial Officer, and Christina Barnard, as Vice President, Operations, through their consulting corporations. Our officers will be employed as independent contractors. Either party to a consulting agreement may terminate the agreement for any reason, at any time, with thirty (30) days’ prior written notice.

Each officer has agreed to hold, both during and after the consulting agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, certain of our officers, including those set forth above, have agreed to be bound by non-solicitation restrictions set forth in their agreements.

Although as independent contractors our officers have been involved in other business activities, we expect that as our business operations ramp up our officers will devote substantially all of their time to our business operations.

In addition, in the consulting agreements, we have agreed to indemnify our officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being an officer.

Compensation of Directors and Officers

For the fiscal years ended March 31, 2022, and 2021, we paid aggregate cash compensation of $375,264 (US$277,320) and $73,000 (US$53,947), respectively, to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers. For information regarding share awards granted to our directors and executive officers, see “Management – Our 2021 Stock Option Plan”.

Our 2021 Stock Option Plan

The Company follows the policies of the Canadian Securities Exchange under which it is authorized to grant options to executive officers and directors, employees, and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the policies, the exercise price of each option may not be less than the market price of the Company’s stock as calculated on the day before the date of grant. The options can be granted for a maximum term of ten years.

The intention of the 2021 Stock Option Plan (the “2021 Plan’) is to increase the proprietary interest of employees, officers, directors and consultants in the Company (each an “Eligible Person”) and thereby aid the Company in attracting, retaining and encouraging the continued involvement of such persons with the Company. Under the 2021 Plan, the total number of common shares that may be reserved for issuance as stock options (“Stock Options”) will be 10% of the issued and outstanding common shares of the Company at the time of grant, less any common shares reserved for issuance under other stock option plans. The 2021 Plan complies with the current policies of the CSE.

All Stock Options are non-assignable and non-transferable (except that the Eligible Person’s heirs or administrators can exercise any portion of the outstanding option, up to one year from such person’s death).

The exercise price of Stock Options granted under the 2021 Plan will be determined by the board. The exercise price for Stock Options must not be lower than the greater of the closing market prices of the Common Shares on: (a) the trading day prior to the date of grant of the stock options; and (b) the date of grant of the stock options.

Stock Options to acquire more than 5% of the issued and outstanding Common Shares may not be granted to any one person in any 12- month period.

The term of any Stock Options granted under the 2021 Plan will be fixed by the board and may not exceed ten years. Should an Eligible Person cease to qualify as an Eligible Person under the 2021 Plan prior to expiry of the term of their respective Stock Options, those Stock Options will terminate at the earlier of: (i) the end of the period of time permitted for exercise of the Stock Option; or (ii) a “reasonable period” not to exceed one year after the option holder ceases to be an Eligible Person for any reason other than death, disability or just cause. If such cessation as an Eligible Person is on account of disability or death, the Stock Options terminate on the first anniversary of such cessation, and if it is on account of termination of employment for just cause, the Stock Options terminate immediately.

The 2021 Plan also provides for adjustments to outstanding options in the event of alteration in the capital structure of the Company, merger or amalgamation involving the Company or the Company’s entering a plan of arrangement. The 2021 Plan provides for certain instances (ie. merger transactions, change of control) where all Stock Options outstanding but not yet vested under the 2021 Plan shall become immediately exercisable.

The board may, at their discretion at the time of any grant, impose a schedule over which period Stock Options will vest and become exercisable by the Eligible Person. If a Stock Option is cancelled before its expiry date, the Company may not grant new Stock Options to the same holder until 30 days have elapsed from the date of cancellation.

Subject to any required approval of the CSE, the board may terminate, suspend, or amend the terms of the 2021 Plan, provided that for certain amendments, the board must obtain shareholder approval.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common shares as of April 12, 2023 for (i) each of our executive officers and directors; (ii) all of our executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares. The following table assumes that the underwriters have not exercised the over-allotment option.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any common shares that such person or any member of such group has the right to acquire within sixty (60) days of April 12, 2023. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of April 12, 2023, are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person. Unless otherwise indicated, the address of each beneficial owner is c/o 700 West Georgia Street Vancouver, British Columbia V7Y 1B3 Canada.

	Common Shares Beneficially Owned Prior to this Offering (post- consolidation)(1)		Common Shares Beneficially Owned After this Offering (post- consolidation)(2)
Name of Beneficial Owner	Shares	%	Shares	%
Directors and Executive Officers:
Jason Barnard, President and CEO, Director(3)	21,355,799	10.8%
Andrew Lyons, Director(4)	1,525,000	*
Christopher MacPherson, Director (5)	1,400,000	*
Michael McLeod, Director (6)	1,350,000	*
Johnathan More, Director (7)	2,200,000	1.1%
Cyrus Driver, CFO and Corporate Secretary(9)	500,000	*
Mark Fedikow, VP of Exploration(9)	1,095,235	*
Christina Barnard, VP of Operations(10)	21,355,799	10.8%
Directors and executive officers as a group (8 people)	29,926,034	15.1%

*	Less than 1%

(1)	Based on 198,480,799 common shares issued and outstanding as of April 12, 2023.

(2)	Based on common shares issued and outstanding after this offering.

(3)	Includes 7,861,000 common shares owned by Claimbank Exploration Ltd. (“Claimbank”) and 9,181,489 owned by Ora Nutraceuticals, Inc. (“Ora”). Mr. Barnard is the sole owner of each of Claimbank and Ora and has sole voting and investment control over these shares. Also includes shares held by Mrs. Barnard detailed below.

(4)	Consists of 525,000 common shares, and 1,000,000 common shares issuable upon exercise of options at $0.18 (US$0.13) per share.

(5)	Consists of 400,000 common shares and 1,000,000 common shares issuable upon exercise of options at $0.18 (US$0.13) per share.

(6)

Consists of 100,000 common shares, 850,000 common shares issuable upon exercise of options at $0.18 (US$0.13) per share, and 400,000 common shares issuable upon exercise of options at $0.275 (US$0.20) per share.

(7)

Consists of 950,000 common shares and 250,000 common shares issuable upon exercise of options at $0.18 (US$0.13) per share, and 1,000,000 common shares issuable upon exercise of options at $0.255 (US$0.19) per share.

(8)	Consists of 500,000 issuable upon exercise of options at $0.19 (US$0.14) per share.

(9)

Includes 585,235 common shares, 500,000 common shares issuable upon exercise of options at $0.15 (US$0.11) per share, and 500,000 common shares issuable upon exercise of options at $0.19 (US$0.14) per share, each held by Mount Morgan Resources Ltd (“Mount Morgan”). Mr. Fedikow is the sole owner of Mount Morgan and has voting and investment control over these shares. Also includes 10,000 common shares held by Mr. Fedikow’s spouse.

(10)

Includes 874,411 common shares, 2,688,889 shares owned by 1374646 B.C. LTD and 750,000 common shares issuable upon exercise of options at $0.33 (US$0.24) per share. Also includes shares held by Mr. Barnard detailed below.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed under “Management,” the following is a description of the material terms of those transactions with related parties to which we are party and which we are required to disclose pursuant to the disclosure rules of the SEC.

On May 10, 2022, the Company entered into a secured promissory note in the principal amount of $1,145,520.08 (US$846,526.81) (the “Loan”) with Jason Barnard and Christina Barnard (the “Lenders”). The Loan matures on May 10, 2023 and bears interest at a rate of 8.35% per annum payable in monthly installments of $8,000 (US$5,912). The Loan is repayable at any time without penalty. Pursuant to the General Security Agreement entered into in connection with the Loan, the Company provided the Lenders with a security interest in substantially all of the assets of the Company and prohibits the Company from granting any security interest that could rank in priority to or pari passu with the Lender’s security interest. The Lenders are the Company’s largest shareholders owning approximately 10.8% of the Company’s common shares. In addition, Mr. Barnard has since become the Company’s Chief Executive Officer and director and Mrs. Barnard has since become the Company’s Vice President of Operations.

In July 2021, the Company entered into an option agreement with Mount Morgan Resources Ltd. to acquire a 100% interest in its Jean Lake lithium-gold project. Mount Morgan Resources Ltd. was at that time, and currently is, controlled by Mark Fedikow who is the Company’s Vice President Exploration. The Jean Lake property consists of five mineral claims covering 2500 acres/1002 hectares and is situated along the Thompson Brothers Trend, the focus of exploration for lithium-bearing pegmatite dikes in the Snow Lake area. The property hosts recently discovered high-grade lithium pegmatite dikes. Ongoing exploration includes drone-assisted magnetic surveys, prospecting and rock and soil geochemical surveys. Fourteen new drill targets have been defined and together with known pegmatites are planned and approved, and drilling has begun in December 2022.

The Company may exercise the Jean Lake Option by making the following cash payments and common share issuances to Mount Morgan over a 48 month period (the “Jean Lake Option Period”): (a) shares in the capital of the Company valued at $25,000 (US$18,475), and $25,000 (US$18,475) in cash within two business days following the effective date; (b) shares in the capital of the Company valued at $50,000 (US$36,949) and an additional $50,000 (US$36,949) in cash on or before July 30, 2022 (in addition, the Company must spend $50,000 (US$36,949) on Exploration Expenses by July 30, 2022); c) shares in the capital of the Company valued at $50,000 (US$36,949) and an additional $50,000 (US$36,949) in cash on or before July 30, 2023; (in addition, the Company must have spent an accumulated total of $100,000 (US$73,899) on Exploration Expenses by the second anniversary of the Effective Date); (d) shares in the capital of the Company at $50,000 (US$36,949) and an additional $50,000 (US$36,949) in cash on or before July 30, 2024 (in addition, the Company must have spent an accumulated total of $150,000 (US$110,848) on Exploration Expenses by July 30, 2024); and (e) shares in the capital of the Company valued at $75,000 (US$55,424)and an additional $75,000 (US$55,424) in cash on or before July 30, 2025 (in addition, the Company must have spent an accumulated $200,000 (US$147,798) on Exploration Expenses or before July 30, 2025). Both the initial share and cash issuance and the share and cash issuance due July 30, 2022 have been completed.

DESCRIPTION OF SHARE CAPITAL

General

The following is a description of the material terms of our share capital as set forth in our articles of incorporation, as amended, and as further amended in connection with this offering, and certain related sections of the BCBCA. For more detailed information, please see our articles of incorporation and amendments thereto, which are filed as exhibits to the registration statement of which this prospectus forms a part.

As of April 12, 2023, we had 13 shareholders of record holding 198,480,799 common shares issued and outstanding, of which 17,765,300 shares (approximately 8.95%) were held by shareholders of record located in the United States.

Upon closing of this offering as of    , 2023, our share capital will consist of an unlimited number of common shares, no par value per share, of which will be issued and outstanding (if the underwriters exercise the over-allotment option in full).

Share Capital

Under our articles of incorporation, the holders of our common shares are entitled to one vote for each share held at any meeting of the shareholders. The holders of our common shares are entitled to receive dividends as and when declared by our board of directors. In the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our common shares are entitled to share pro rata in the distribution of the balance of our assets.

All common shares outstanding after completion of this offering will be fully paid and non-assessable and are not subject to any pre- emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions requiring a shareholder to contribute additional capital.

Warrants

All of the Company’s outstanding warrants were granted in connection with private placements and each warrant can be exercised for one common share. None of the warrants have a cashless exercise feature thus no issuance of common stock would occur if the market price is less than the exercise price. There are currently 1,488,235 warrants issued and outstanding.

Options

The Company follows the policies of the Canadian Securities Exchange under which it is authorized to grant options to executive officers and directors, employees, and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. There are currently 11,315,000 stock options issued and outstanding. Under the policies, the exercise price of each option may not be less than the market price of the Company’s stock as calculated on the day before the date of grant. The options can be granted for a maximum term of ten years. The options shall be subject to such vesting requirements, if any, as may be determined by the board from time to time provided that options granted to consultants performing “investor relation activities” must vest in stages over 12 months with no more than ¼ of the options granted vesting in any six month period. See “Management— Our 2021 Stock Option Plan.”

Limitation of Liability and Indemnification of Directors and Officers

Under the BCBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity which the Company is or was a shareholder or creditor of, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity. The BCBCA also provides that we may also advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the BCBCA if any of the following circumstances apply:

●	if the indemnity is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

●	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

●	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be;

●	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

Section 20 of our Articles of Incorporation requires us to indemnify each of our current or former directors or alternate directors (each an “eligible party”)as well as their respective heirs and legal personal representatives, against all eligible penalties to which such person is or may be liable by reason of the eligible party having been a director or alternate director (an “eligible proceeding”), and deem the Company to have contracted with such eligible parties on the terms of the indemnity provided for therein. Further, following the final disposition of any eligible proceeding, the Company must pay the expenses actually and reasonably incurred by such person in respect of that proceeding.

Other Important Provisions in our Articles of Incorporation

The following is a summary of certain important provisions of our articles of incorporation, as amended. Please note that this is only a summary, is not intended to be exhaustive and is qualified in its entirety by reference to our articles of incorporation. For further information, please refer to the full version of our articles of incorporation, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Objects and Purposes of the Company

Our articles of incorporation do not contain and are not required to contain a description of our objects and purposes. There is no restriction contained in our articles of incorporation on the business that we may carry on.

Directors

Disclosable Interests

The BCBCA states that a director must disclose to us, in accordance with the provisions of the BCBCA , the nature and extent of an interest that the director has in a material contract or material transaction, whether made or proposed, with us, if the director has a material interest in or has a material interest in a party to the contract or transaction.

A director who holds an interest in respect of any material contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all of the directors have a disclosable interest in that contract or transaction.

Remuneration of Directors

Neither the BCBCA nor the Company’s Articles of Incorporation contain any provisions prohibiting or limiting the compensation that may be paid to directors in their capacity as directors. Currently, any director compensation, including equity based compensation including grants of stock option, restricted share units or performance share units, is determined by the board of directors in its sole discretion.

Age Limit Requirement

Neither our articles of incorporation nor the BCBCA impose any mandatory age-related retirement or non-retirement requirement for our directors.

Share Ownership

Neither our articles of incorporation nor the BCBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors.

Quorum

Under our company articles, the quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be a majority of the directors. If there is only one director, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

Borrowing Powers

Pursuant to our Articles relating to the borrowing powers of our directors, our board of directors may: (i) borrow any sum of money; (ii)guarantee the repayment of any sum of money borrowed by any person or corporation; and (iii) guarantee the performance of any obligation of any person or corporation, and may raise or secure the repayment of any sum of money for borrowed or obligation guaranteed in any manner and upon such terms as the directors see fit including by the issue of bonds, debentures or other debt obligations or by granting of any mortgages or other security on the undertaking or whole or any part of the property of the Company. .

Alterations

Pursuant to our Articles of Incorporation, the shareholders of the Company may by ordinary resolution: i) create one or more classes of shares or, if none of the shares of a class are allotted or issued, eliminate that class of shares; (ii) create one or more series of shares within a class or, if none of the shares of a series or shares are allotted or issued, eliminate that series of shares; (iii) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (iv) subdivide or consolidate all or any of its unissued, or fully paid issue d, shares; (v) resolution change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or (vi) by ordinary resolution or special resolution otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

Subject to the BCBCA, the shareholders of the Company may by ordinary resolution: (i) create special rights and restrictions for, and attach those special rights and restrictions to, the shares of any class or series, whether or not any or all of those shares have been issued; and (ii) vary or delete any special rights or restrictions attached to the shares of any c lass or series, whether or not any or all of those shares have been issued.

The Company may by either ordinary resolution or directors’ resolution authorize an alteration of its Notice of Articles in order to change its name.

If the BCBCA does not otherwise specify the type of resolution and the Company’s Articles of Incorporation do not specify another type of resolution, the shareholders of the Company may by special resolution alter its Articles.

Shareholder Meetings

We must hold an annual general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting at such time and place as may be determined by the directors.

Pursuant to the BCBCA, shareholders holding not less than 5% of our issued voting shares may also cause our directors to call a shareholders’ meeting.

A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business, must be sent to shareholders, to each director and the auditor not less than 21 days prior to the meeting, although, as a result of applicable securities laws, the time for notice no more than 60 and no less than 30 days before the meeting dated. Under the BCBCA , shareholders and any other person entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws requirements are met. Under Our Articles, the accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

A quorum for meetings under our Articles, as amended in connection with this offering will be two persons present and holding, or represented by proxy, 5% of the issued shares entitled to be voted at the meeting. If a quorum is not present at the opening of the meeting, the shareholders may adjourn the meeting to a fixed time and place but may not transact any further business.

Registered holders of our outstanding common shares and proxyholders appointed by registered shareholders are entitled to attend meetings of our shareholders. Our directors, the president, the, any solicitor for the Company our auditor and any other persons invited by our directors or with the consent of those at the meeting are entitled to attend at any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Director Nominations

At any shareholder meeting at which directors are to be nominated for election, any such nomination, other than a nomination made by the Company’s management, must be made in accordance with and must comply with the advance notice policy (the “Advance Notice Policy”) adopted by the Company’s board of directors on November 1, 2013 and ratified by the shareholders at the annual general meeting of the shareholders of the Company held on November 28, 2013. The Advance Notice Policy establishes the process to be followed by Shareholders to nominate a person for election as a director of the Company and provides for a reasonable period of time to submit nominee names, as well as specific requirements as to the information which must accompany the nominations (the “Advance Notice of Nomination”).

Under the Advance Notice Policy, to be timely, a shareholder’s Advance Notice of Nomination must be received (i) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder must be received not later than the close of business on the 10th day following the date of such public announcement; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board of directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. This article also prescribes the proper written form for a shareholder’s notice.

Impediments to Change of Control

Our Articles of incorporation do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

Compulsory Acquisition

The BCBCA provides that if, within 4 months after the date of a take-over bid made to shareholders of a corporation, the bid is accepted by the holders of not less than 9/10 of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the bid relates, the offeror is entitled to acquire (on the same terms on which the offeror acquired shares under the take- over bid) the shares held by those holders of shares of that class who did not accept the take-over bid. If a shareholder who did not accept the take-over bid (a dissenting offeree) does not receive an offeror’s notice, with respect to a compulsory acquisition (as described in the preceding sentence), that shareholder may require the offeror to acquire those shares on the same terms under which the offeror acquired (or will acquire) the shares owned by the shareholders who accepted the take-over bid.

Ownership and Exchange Controls

Competition Act

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner of Competition, or the Commissioner. Further, the Competition Act (Canada) permits the Commissioner to review any acquisition of control over or of a significant interest in us, whether or not it is subject to mandatory notification. This legislation grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal if it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.

Investment Canada Act

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of an investment to establish a new Canadian business by a non-Canadian or of the acquisition by a non-Canadian of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for advance review and approval will be higher in monetary terms for a member of the World Trade Organization. The Investment Canada Act generally prohibits the implementation of such a reviewable transaction unless, after review, the relevant minister is satisfied that the investment is likely to be of net benefit to Canada.

The Investment Canada Act contains various rules to determine if there has been an acquisition of control. For example, for purposes of determining whether an investor has acquired control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions. The acquisition of a majority of the voting shares of a corporation is deemed to be acquisition of control of that corporation. The acquisition of less than a majority but one-third or more of the voting shares of a corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be acquisition of control of that corporation.

In addition, under the Investment Canada Act, national security review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada, with the relevant test being whether such an investment by a non-Canadian could be “injurious to national security.” The Minister of Industry has broad discretion to determine whether an investor is a non- Canadian and therefore may be subject to national security review. Review on national security grounds is at the discretion of the federal government and may occur on a pre- or post-closing basis.

See “Material United States and Canadian Income Tax Considerations—U.S. Federal Income Taxation Considerations” for additional information regarding the material U.S. federal income tax consequences relating to the ownership and disposition of our common shares by U.S. Holders (as defined thereto).

Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. We cannot predict whether investors will find our company and our common shares less attractive because we are governed by foreign laws.

Listing

In connection with this offering, we intend to file an application to list our common shares under the symbol “FMST” on the Nasdaq Capital Market.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares in the United States will be Odyssey Trust Company. The address for is United Kingdom Building 350 – 409 Granville Street Vancouver BC V6C 1T2, and the telephone number is 888-290-1175.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common shares in the public market could adversely affect prevailing market prices and could impair our ability to raise equity capital in the future. Sales of substantial numbers of our shares in the public market could adversely affect prevailing market prices of our common shares. While we have applied to list our common shares on the Nasdaq Capital Market, we cannot assure you that a regular trading market will develop in our common shares.

Rule 144

In general, a person who has beneficially owned restricted common shares for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of common shares then outstanding; or

●	1% of the average weekly trading volume of our common shares during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a shareholder who purchased shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Lock-Up Agreements

We, all of our directors and officers, and holders of 5% or greater of our common shares, have agreed with the underwriters, subject to certain exceptions, not to offer, pledge, sell, transfer or dispose of, directly or indirectly, any of our common shares or securities convertible into or exercisable or exchangeable for our common shares for a period of (i) three months after the closing of this offering in the case of our company, (ii) six months after the closing of this offering in the case of our directors and officers, and (iii) three months after the closing of this offering in the case of holders of 5% or greater of our common shares. See “Underwriting” for more information.

MATERIAL UNITED STATES AND CANADIAN INCOME TAX CONSIDERATIONS

Canadian Income Tax Considerations

The following summary describes, as of the date hereof, the material Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, common shares pursuant to this prospectus and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (which we collectively refer to as the Canadian Tax Act), (i) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (ii) deals at arm’s length with us; (iii) is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, common shares in a business or part of a business carried on in Canada; (v) has not entered into, with respect to the common shares, a “derivative forward agreement”, as that term is defined in the Canadian Tax Act and (vi) holds the common shares as capital property (which we refer to as a Non-Canadian Holder). This summary does not apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank”, as that term is defined in the Canadian Tax Act. Such Non-Canadian Holders should consult their tax advisors for advice having regards to their particular circumstances.

This summary is based on the current provisions of the Canadian Tax Act and the Canada-United States Tax Convention, as amended or the Canada-U.S. Tax Treaty, and an understanding of the current administrative policies of the Canada Revenue Agency published in writing prior to the date hereof. It takes into account all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (which we refer to as the Proposed Amendments) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder, and no representations with respect to the income tax consequences to any particular shareholder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, you should consult your own tax advisor with respect to your particular circumstances.

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Canadian Tax Act. The amount of any dividends, capital gains or capital losses realized by a Non-Canadian Holder may be affected by fluctuations in the Canadian-U.S. dollar exchange rate.

Dividends

Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the common shares are considered to be paid to or derived by a Non-Canadian Holder that is the beneficial owner of the dividends and a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15% (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of all of the issued voting shares). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Canadian Holder’s account. Non-Canadian Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of a common share, nor will capital losses arising therefrom be recognized under the Canadian Tax Act, unless (i) the common shares are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Canadian Tax Act at the time of disposition; and (ii) the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the common shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the common shares are listed at that time on a “designated stock exchange” (as defined in the Canadian Tax Act), which includes Nasdaq and the CSE unless at any particular time during the 60-month period that ends at that time:

●	at least 25% of the issued shares of any class or series of our capital stock was owned by or belonged to any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, and
●	more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of : (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as that term is defined in the Canadian Tax Act), (iii) “timber resource properties” (as that term is defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances, common shares could be deemed to be “taxable Canadian property.”

A Non-Canadian Holder’s capital gain (or capital loss) of a disposition or deemed disposition of common shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Canadian Tax Act) generally will be computed and taxed as though the Non-Canadian Holder were a resident of Canada for purposes of the Canadian Tax Act. Such Non-Canadian Holder may be required to report the disposition or deemed disposition of common shares by filing a tax return in accordance with the Canadian Tax Act. Non-Canadian Holders whose common shares may be taxable Canadian property should consult their own tax advisors regarding the tax and compliance considerations that may be relevant to them.

U.S. Federal Income Taxation Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of common shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our common shares pursuant to this prospectus and hold such common shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, currency or securities dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our common shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code, partnerships and other pass-through entities, and investors in such pass-through entities. This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our common shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences relating to an investment in our common shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our common shares. Persons considering an investment in our common shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although we do not believe that we were a PFIC for the year ending March 31, 2021, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service, or IRS. Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for the 2021 taxable year will not be challenged by the IRS and, if challenged, upheld in appropriate proceedings. In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our common shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis.

If we are a PFIC in any taxable year during which a U.S. Holder owns our common shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our common shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of our common shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our common shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our common shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds our common shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our common shares. If the election is made, the U.S. Holder will be deemed to sell our common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our common shares if such U.S. Holder makes a valid “mark-to-market” election for our common shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”.

Our common shares will be marketable stock so long as they remain listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our common shares held at the end of such taxable year over the adjusted tax basis of such common shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such our common shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our common shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to our common shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for our common shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Consequently, prospective investors should assume that a QEF election will not be available.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our common shares, the consequences to them of an investment in a PFIC, any elections available with respect to our common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the common shares of a PFIC.

Distributions

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder that receives a distribution with respect to our common shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s common shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s common shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on our common shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

A U.S. Holder receiving a distribution from which the 25% Canadian withholding tax (as described above in “Canadian Income Tax Considerations – Dividends”) has been deducted may be entitled to a foreign tax credit in determining the U.S. Holder’s federal income tax liability for the year in which the distribution is received. The availability of a full or partial foreign tax credit in respect of such Canadian withholding tax is determined under rules of considerable complexity, and the foreign tax credit may not be available in all cases. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the availability of the foreign tax credit with respect to distributions received from which Canadian tax has been withheld at source.

Dividends paid by a “qualified foreign corporation” are eligible for taxation for certain non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “—Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on our common shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Canada Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the discussion above under “—Passive Foreign Investment Company Consequences”, if the U.S.-Canada Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of our Common Shares

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our common shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in our common shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for noncorporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, our common shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our common shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our common shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our common shares.

Information Reporting

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our common shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for our common shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

U.S. Holders should consult their own tax advisors regarding the information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated under the laws of the Province of British Columbia, Canada. All of our directors and officers, as well as the certain experts named in the “Experts” section of this prospectus, reside outside of the United States. Service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our directors and officers and the Canadian experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of United States federal securities laws, against us or any of such persons may not be collectible within the United States. In addition, it may be difficult for an investor, or any other person or entity, to assert United States securities laws claims in original actions instituted in Canada. The Supreme Court of Canada has repeatedly affirmed that the requirements to enforce a foreign judgment are as follows:

●	the judgment of the foreign court must be final and conclusive;
●	the court granting the foreign judgment must have had jurisdiction over the parties and the cause of action;
●	the action to enforce a foreign judgment must have been commenced within applicable limitation periods;
●	the judgment is not contrary to the law, public policy, security or sovereignty of Canada and its enforcement is not incompatible with Canadian concepts of justice or contrary to the laws governing enforcement of judgments; and
●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

Foreign judgments enforced by Canadian courts generally will be payable in Canadian dollars. A Canadian court hearing an action to recover an amount in a non-Canadian currency will render judgment for the equivalent amount in Canadian currency.

Our agent for service of process in the United States is Cogency Global.

UNDERWRITING

ThinkEquity LLC is the representative for the several underwriters of this offering, or the representative. We plan to enter into an underwriting agreement with the underwriters named below. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed, severally and not jointly, to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of common shares at the public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus, the number of shares listed next to its name in the following table:

Underwriter	Number of Shares
ThinkEquity LLC

Total

The underwriters are committed to purchase all common shares offered by us other than those covered by the over-allotment option described below, if any are purchased. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, the underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common shares offered by us in this prospectus are subject to various representations and warranties and other customary conditions specified in the underwriting agreement, such as receipt by the representative of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the common shares subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by its counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of the closing of this offering, permits the underwriters to purchase up to an aggregate of additional common shares (equal to 15% of the common shares sold in this offering) at the public offering price per share, less underwriting discounts, solely to cover over-allotments, if any. If the underwriters exercise this option in whole or in part, then the underwriters will be committed, subject to the conditions described in the underwriting agreement, to purchase the additional common shares in proportion to their respective commitments set forth in the prior table.

Discounts and Reimbursement

The representative has advised us that the underwriters propose to offer the shares to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers at that price less a concession of not more than $ per share of which up to $ per share may be reallowed to other dealers. After the initial offering to the public, the public offering price and other selling terms may be changed by the representative.

The following table summarizes the underwriting discounts, non-accountable underwriters’ expense allowance and proceeds, before expenses, to us assuming both no exercise and full exercise by the underwriters of their over-allotment option:

Total
	Per Share	Offering without Over-Allotment Option	Offering with Over-Allotment Option
Public offering price	US$	US$	US$
Underwriting discounts (7.5%)
Proceeds, before expenses, to us	US$	US$	US$
Non-accountable expense allowance (1%)

We have also agreed to pay certain of the representative’s expenses relating to the offering, including background checks of our directors and executive officers, the fees and expenses of the representative’s legal counsel, the Representative’s use of Ipreo’s book- building, prospectus tracking and compliance software for this offering, date services and communication expenses, and market making and trading, and cleating firm settlement expenses, for a total amount that shall not exceed $50,000. We have paid an expense deposit of $50,000 to the representative, which will be applied against the representative’s accountable out-of-pocket expenses (in compliance with FINRA Rule 5110(f)(2)(C)) that are payable by us in connection with this offering.

We have paid ThinkEquity LLC a non-refundable advisory fee equal to $50,000 for corporate consulting services provided to us in connection with the restructure of our capitalization, management negotiation, and identification of our director candidates.

We estimate that the total expenses of this offering payable by us, not including underwriting discounts and expenses, will be approximately $ .

Representative’s Warrants

Upon the closing of this offering, we have agreed to issue to the representative warrants to purchase a number of common shares equal in the aggregate to 5% of the total shares sold in this public offering (the “Representative’s Warrants”). The Representative’s Warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per share sold in this offering. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four-and-½-year period commencing six months after the date of commencement of sales of this offering. The Representative’s Warrants also provide for one demand registration right of the shares underlying the Representative’s Warrants, and unlimited “piggyback” registration rights with respect to the registration of the shares of common stock underlying the Representative’s Warrants and customary antidilution provisions. The demand registration right provided will not be greater than five years from the effective date of the registration statement related to this offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration right provided will not be greater than seven years from the effective date of the registration statement related to this offering in compliance with FINRA Rule 5110(g)(8)(D).

The Representative’s Warrants and the shares of common stock underlying the Representative’s Warrants have been deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The representative, or permitted assignees under such rule, may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the securities underlying the Representative’s Warrants, nor will the representative engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying shares for a period of 180 days beginning on the date of commencement of sales of this offering. Additionally, the Representative’s Warrants may not be sold transferred, assigned, pledged or hypothecated for a 180-day period beginning on the date of commencement of sales of this offering except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The Representative’s Warrants will provide for adjustment in the number and price of the Representative’s Warrants and the shares of common stock underlying such Representative’s Warrants in the event of recapitalization, merger, stock split or other structural transaction, or a future financing undertaken by us.

Right of First Refusal

Until eighteen (18) months from the closing of this offering, the representative shall have an irrevocable right of first refusal to act as sole investment banker, sole book-runner, sole financial advisor, sole underwriter and/or sole placement agent, at the representative’s sole discretion, for each and every future public and private equity offerings for our company, or any successor to or any subsidiary of our company, including all equity linked financings, on terms customary to the representative. The representative shall have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation. The representative will not have more than one opportunity to waive or terminate the right of first refusal in consideration of any such transaction.

Lock-Up Agreements

We agreed that for a period of three (3) months after the closing of this offering we will not, without the prior written consent of the representative and subject to certain exceptions, directly or indirectly:

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares;
●	file or caused to be filed any registration statement with SEC relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares;
●	complete any offering of our debt securities, other than entering into a line of credit with a traditional bank; or
●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common shares, whether any such transaction is to be settled by delivery of common shares or such other securities, in cash or otherwise.

Additionally, we agreed that for a period of 18 months after the closing of this offering we will not directly or indirectly in any “at-the-market”, continuous equity or variable rate transaction, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of shares of capital stock of the company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the company, without the prior written consent of the representative.

In addition, each of our directors and officers and any other 5% or greater holder of outstanding shares of Common Stock as of the date of this prospectus have agreed, for a period of six (6) months from the date of this prospectus with respect to directors and officers, and three (3) months from the date of this prospectus for 5% or greater holder shareholders, that without the prior written consent of the representative and subject to certain exceptions, they will not directly or indirectly:

●	offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for common shares;
●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common shares or any securities convertible into or exercisable or exchangeable for common shares, whether any such transaction is to be settled by delivery of common shares or such other securities, in cash or otherwise;
●	make any demand for or exercise any right with respect to the registration of any common shares or any securities convertible into or exercisable or exchangeable for common shares; or
●	publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any common shares or any securities convertible into or exercisable or exchangeable for common shares.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members. The underwriters may agree to allocate a number of securities to selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while this offering is in progress.

Over-allotment transactions involve sales by the underwriters of common shares in excess of the number of common shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of common shares over-allotted by the underwriters are not greater than the number of common shares that they may purchase in the over-allotment option. In a naked short position, the number of common shares involved is greater than the number of common shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing common shares in the open market.

Syndicate covering transactions involve purchases of common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common shares to close out the short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared with the price at which it may purchase common shares through exercise of the over-allotment option. If the underwriters sell more common shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering.

Penalty bids permit an underwriter to reclaim a selling concession from a syndicate member when the common shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common shares. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common shares on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the securities and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they may in the future receive customary fees.

Offer Restrictions Outside The United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that no offers of securities will be in member states (“Member State”) of the European Economic Area (the “EEA”) other than:

●	to legal entities that are qualified investors as defined in the Prospectus Regulation;
●	to fewer than 150 natural or legal persons (other than qualified investors within the meaning of the Prospectus Regulation) subject to obtaining the prior consent of our company or any underwriter for any such offer; or
●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of securities shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of common shares in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares of our common stock which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or any of the Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case, in relation to such offer. Neither the Company nor the Representatives have authorized, nor do they authorize, the making of any offer of shares of our common stock in circumstances in which an obligation arises for the Company or the Representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in relation to any common shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to our Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers, or AMF. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005, or the Prospectus Regulations. The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa), or CONSOB, pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy, other than:

●	to Italian qualified investors, or Qualified Investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999, or Regulation no. 1197l, as amended; and
●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No.58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and
●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended, or the FIEL, pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

Canada

The securities may be sold in Canada only to purchasers, purchasing, or deemed to be purchasing, as principal, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or are otherwise qualified under an applicable prospectus exemption available under applicable Canadian securities laws. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws. Canadian purchasers should refer to any applicable provisions of the securities legislation of their province or territory for particulars of these rights or consult with a legal advisor.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of our total expenses, excluding underwriting discounts and non-accountable expense allowance, which are expected to be incurred in connection with the offer and sale of the common shares by us. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Amount
SEC registration fee	US$
FINRA filing fee
Nasdaq listing fee
Accounting fees and expenses
Legal fees and expenses
Transfer agent fees and expenses
Printing fees and expenses
Miscellaneous
TOTAL	US$

LEGAL MATTERS

Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Dorsey & Whitney LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Hunter Taubman Fischer & Li LLC. The validity of the common shares offered in this offering and certain other legal matters as to Canadian law will be passed upon for us by Farris LLP.

EXPERTS

Our consolidated financial statements as of March 31, 2022 and 2021 and for the periods then ended included in this prospectus have been audited by Crowe MacKay LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Crowe MacKay LLP are located at 1100-1177 West Hastings St., Vancouver, BC V6E 4T5.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to the common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and the common shares.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov. Additionally, we will make these filings available, free of charge, on our website at https://foremostlithium.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

FINANCIAL STATEMENTS

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
(FORMERLY FAR RESOURCES LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

Crowe MacKay LLP 1100 - 1177 West Hastings Street Vancouver, BC V6E 4T5 Main +1 (604) 687-4511 Fax +1 (604) 687-5805 www.crowemackay.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Foremost Lithium Resource & Technologies Ltd. (Formerly Far Resources Ltd.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Foremost Lithium Resource & Technology Ltd. and subsidiaries (Formerly Far Resources Ltd.) (the “Company”) as of March 31, 2022 and 2021, the related consolidated statements of loss and comprehensive loss and cash flows and shareholders’ equity for the years then ended, and the related notes (collectively referred to as the “Consolidated Financial Statements”).

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter Regarding Going Uncertainty

We draw attention to Note 1 to the Consolidated Financial Statements which describes the material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

These Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Basis of Opinion (continued)

Our audits included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Crowe MacKay LLP

Chartered Professional Accountants

Vancouver, Canada

August 2, 2022

We have served as the Company’s auditor since 2011.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian dollars)

AS AT MARCH 31,

	Note	2022	2021 (as restated – Note 17)

ASSETS

Current assets
Cash		$235,455	$392,213
GST receivable		85,891	42,909
Prepaid expenses and deposits		55,948	32,028
Net investment in sublease	5	56,823	49,412

Total current assets		434,117	516,562

Non-current assets
Prepaid expenses and deposits		253,302	48,000
Long-term investment	4	8,000	8,000
Exploration and evaluation assets	6	7,191,122	6,263,652
Net investment in sublease	5	31,537	88,360

Total assets		$7,918,078	$6,924,574

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities	7, 11	$1,032,492	$977,347
Short-term loans payable	8	7,500	7,500
Lease obligation	5	61,954	53,878

Total current liabilities		1,101,946	1,038,725

Long-term loans payable	9	40,000	40,000
Lease obligation – long-term	5	34,386	96,340

Total liabilities		1,176,332	1,175,065

Equity
Capital stock	10	24,164,441	20,169,728
Subscriptions received		-	40,000
Reserves	10	2,294,394	1,140,567
Deficit		(19,717,089)	(15,600,786)

Total equity		6,741,746	5,749,509

Total liabilities and equity		$7,918,078	$6,924,574

Nature and continuance of operations (Note 1)

Contingencies (Note 16)

Subsequent events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED MARCH 31,

	Note	2022	2021

EXPENSES
Consulting		$219,743	$115,905
Investor relations		267,376	240,486
Management fees	11	375,264	73,000
Office and interest expense		146,159	202,175
Professional fees		443,264	178,630
Share-based payments	10,11	2,482,219	1,782,851
Transfer agent and filing fees		85,914	34,596
Travel		53,806	—

Loss before other items		(4,073,745)	(2,627,643)

OTHER ITEMS
Finance income on sublease	5	16,290	22,735
Foreign exchange gain (loss)		(5,734)	261
Forgiveness of debt		(93,658)	—
Gain on sublease	5	5,925	4,295
Loss on lease amendment	5	—	(8,956)
Unrealized loss on marketable securities	4	—	(3,000)

Loss and comprehensive loss for the year		$(4,150,922)	$(2,612,308)

Basic and diluted loss per common share		$(0.03)	$(0.02)

Weighted average number of common shares outstanding		163,831,333	139,875,639

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED MARCH 31,

	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(4,150,922)	$(2,612,308)
Items not involving cash:
Share-based payments	2,482,219	1,782,851
Interest expense	17,749	24,554
Finance income on sublease	(16,290)	(22,735)
Forgiveness of debt	93,658	—
Loss on lease amendment	—	8,956
Unrealized loss on marketable securities	—	3,000
Shares for services	42,933	—

Changes in non-cash working capital items:
GST receivable	(42,982)	(26,419)
Prepaid expenses and deposits	(229,222)	10,521
Accounts payable and accrued liabilities	400,388	28,658
Net cash used in operating activities	(1,402,469)	(802,922)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation acquisition costs	(220,029)	(162,848)
Exploration and evaluation expenditures	(871,379)	(151,113)
Exploration and evaluation recoveries	200,000	—
Net cash used in investing activities	(891,408)	(313,961)

CASH FLOWS FROM FINANCING ACTIVITIES
Private placements	592,365	467,712
Share issue costs	(1,785)	(2,500)
Exercise of warrants	701,889	294,217
Exercise of options	850,575	660,250
Long-term loan received	—	40,000
Repayment of lease obligation	(71,627)	(59,492)
Receipt of sublease payments	65,702	65,702
Subscriptions received in advance	—	40,000
Net cash provided by financing activities	2,137,119	1,505,889

Change in cash for the year	(156,758)	389,006

Cash, beginning of the year	392,213	3,207

Cash, end of year	$235,455	$392,213

Cash received during the year for interest	$—	$—

Supplemental disclosures with respect to cash flow (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian dollars)

	Capital stock
	Shares	Amount	Subscriptions received (receivable)	Reserves	Deficit	Total equity
Balance, March 31, 2020	$131,540,368	$17,836,640	$202,000	$1,130,959	$(14,100,312)	$5,069,287

Acquisition of exploration and evaluation assets	515,474	50,000	—	—	—	50,000
Private placement	12,461,556	669,712	(202,000)	—	—	467,712
Share issued – options exercised	7,250,000	1,321,659	—	(661,409)	—	660,250
Share issued – warrants exercised	3,449,936	294,217	—	—	—	294,217
Share issuance costs	—	(2,500)	—	—	—	(2,500)
Share-based payments	—	—	—	1,782,851	—	1,782,851
Subscriptions received	—	—	40,000	—	—	40,000
Options cancelled	—	—	—	(1,111,834)	1,111,834	—
Loss for the year	—	—	—	—	(2,612,308)	(2,612,308)

Balance, March 31, 2021	155,217,334	20,169,728	40,000	1,140,567	(15,600,786)	5,749,509

Acquisition of exploration and evaluation assets	809,701	94,963	—	—	—	94,963
Private placements	4,398,324	592,365	—	—	—	592,365
Share issuance costs	—	(1,785)	—	—	—	(1,785)
Share issued – options exercised	9,335,000	1,611,848	—	(761,273)	—	850,575
Share issued – warrants exercised	7,756,667	741,889	(40,000)	—	—	701,889
Share issued – PSU redeemed	1,500,000	532,500	—	(532,500)	—	—
Share issued for debt	1,000,000	380,000	—	—	—	380,000
Share issued for services	408,884	42,933	—	—	—	42,933
Share-based payments	—	—	—	2,482,219	—	2,482,219
Options cancelled	—	—	—	(34,619)	34,619	—
Loss for the year	—	—	—	—	(4,150,922)	(4,150,922)
Balance, March 31, 2022	180,425,910	$24,164,441	$—	$2,294,394	$(19,717,089)	$6,741,746

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

1.       NATURE AND CONTINUANCE OF OPERATIONS

Foremost Lithium Resource & Technology Ltd. (formerly Far Resources Ltd.) (the “Company”) which was incorporated under the laws of the Province of British Columbia, is a public company listed on the Canadian Securities Exchange (the “CSE”) and trades under the symbol FAT. The Company’s head office is located at 2500 – 700 West Georgia Street, Vancouver, BC, V7Y 1K8. The Company’s registered and records office is located at 2500 – 700 West Georgia Street, Vancouver, BC, V7Y 1K8.

On January 4, 2022, the Company changed its name to Foremost Lithium Resource & Technology Ltd.

On February 14, 2022, the Company began trading on the OTCQB Venture Market under United States under the symbol FRRSF.

The Company is an exploration company focused on the identification and development of high potential mineral opportunities in stable jurisdictions.

Going concern of operations

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at March 31, 2022, the Company has had significant losses. In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These circumstances cast significant doubt as to the ability of the Company to meet its obligations as they come due, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

In March 2020, there was a global pandemic outbreak of COVID-19. The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and specifically, the regional economies in which the Company operates. The pandemic could result in delays in the course of business, including potential delays to its business plans and activities, and continue to have a negative impact on the stock market, including trading prices of the Company’s shares and its ability to raise new capital. These material uncertainties raise substantial doubt upon the Company’s ability to continue as a going concern and realize its assets and settle its liabilities and commitments in the normal course of business.

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action in late February 2022. While the Company expects any direct impacts, of the pandemic and the war in the Ukraine, to the business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

2.       BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

These consolidated financial statements were approved and authorized for issue by the audit committee of the Board of Directors of the Company and the Board of Directors of the Company on July 29, 2022.

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

The consolidated financial statements include the financial statements of Foremost Lithium Resource & Technology Ltd. and its subsidiaries, Sierra Gold & Silver Ltd. and Sequoia Gold & Silver Ltd.

Name of Subsidiary	Country of Incorporation	Principal Activity	Proportion of Ownership Interest
			2022	2021
Sierra Gold & Silver Ltd.	USA	Not active	100%	100%
Sequoia Gold & Silver Ltd.	Canada	Not active	100%	100%

All intercompany balances and transactions have been eliminated.

3.       SIGNIFICANT ACCOUNTING POLICIES

Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates.

Significant accounting judgments

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

i)	Determination of categories of financial assets and financial liabilities;

ii)	Assessment of any indicators of impairment of the carrying value of the Company’s exploration and evaluation assets;

iii)	The ability of the Company to continue as a going concern; and

iv)	Contingencies by their nature, will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company is involved in certain legal claims as described in note 16, and the likelihood or outcomes of these claims involves the exercise of significant judgement.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

3.       SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Use of estimates and judgments (cont’d...)

Critical accounting estimates

Key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year include, but are not limited to, the following:

Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements.

Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax assets and liabilities, and tax planning initiatives.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand and cash equivalents. Cash equivalents are short-term, highly liquid holdings that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company does not currently hold any cash equivalents.

Foreign currency translation

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated at the period end date exchange rates.

The functional currency of the parent entity and Sequoia Gold & Silver Ltd. is the Canadian dollar, which is also the presentation currency of our consolidated financial statements. The functional currency of Sierra Gold & Silver Ltd. is the United States dollar.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation as follows:

(i)          Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

(ii)         Income and expenses for each statement of comprehensive income (loss) are translated at the average exchange rate for the period; and

(iii)       All resulting exchange differences are recognized in other comprehensive income (loss) as cumulative translation adjustments.

Exchange differences that arise relating to long-term intercompany balances that form part of the net investment in a foreign operation are also recognized in a separate component of equity through other comprehensive income (loss).

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in this separate component of equity is recognized in profit or loss.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

3.       SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the period the expense costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, the cost of the asset is reduced by the amount of the grant and the grant is recognized as a reduced depreciation expense over the expected useful life of the asset.

Mineral properties – exploration and evaluation assets

Pre-exploration costs

Pre-exploration costs are expensed in the year in which they are incurred.

Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, all costs related to the acquisition, exploration and evaluation of the property are capitalized. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to profit or loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mines under construction”. Exploration and evaluation assets are tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Exploration and evaluation assets are classified as intangible assets.

The Company enters into farm-out arrangements, whereby the Company will transfer part of a mineral interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash or other consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess consideration accounted for as a gain on disposal.

The Company accounts for mining tax credits on a cash basis and are applied as a reduction to capitalized exploration costs.

Provision for environmental rehabilitation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of exploration and evaluation assets and equipment. The net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

3.       SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Provision for environmental rehabilitation (cont’d...)

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision.

Decommissioning obligations:

The Company’s activities may give rise to dismantling, decommissioning and site disturbance re-mediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the reporting date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases due to changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

Contingencies

A contingent liability is a possible obligation, and a contingent asset is a possible asset, that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. A contingent liability may also be a present obligation that arises from past events that is not recognized because it is not probable that an outflow of economic resources will be required to settle the obligation or the amount of the obligation cannot be measured reliably.

Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the Company’s long-lived assets, including mineral property interests, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Financial instruments

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flows characteristics of the financial asset.

The classification of debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

3.       SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Financial instruments (cont’d...)

If the business model is not to hold the debt instrument, it is classified as fair value through profit or loss (“FVTPL”). Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

The Company classifies its financial assets into one of the categories described below, depending on the purpose for which the asset was acquired. Management determines the classification of its financial assets at initial recognition.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at fair value through other comprehensive income (“FVTOCI”).

Fair value through profit or loss (“FVTPL”) – Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the statement of loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Fair value through other comprehensive income (“FVTOCI”) - Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

Financial assets at amortized cost - A financial asset is measured at amortized cost using the effective interest method if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset’s contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

The following table shows the classification and measurement of the Company’s financial instruments under IFRS 9:

Financial assets/liabilities	Classification and measurement
Cash	at amortized cost
Long-term investment	FVTPL
Net investment in sublease	at amortized cost
Accounts payable and accrued liabilities	at amortized cost
Lease obligation	at amortized cost
Short-term loans payable	at amortized cost
Long-term loans payable	at amortized cost

Financial liabilities other than derivative liabilities are recognized initially at fair value and are subsequently stated at amortized cost. Transaction costs on financial assets and liabilities other than those classified at FVTPL are treated as part of the carrying value of the asset or liability. Transaction costs for assets and liabilities at FVTPL are expensed as incurred.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

3.       SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Impairment of financial assets at amortized cost

The Company recognizes the expected credit losses (“ECL”) model on a forward-looking basis on financial assets that are measured at amortized cost, contract assets and debt instruments carried at FVTOCI.

At each reporting date, the Company measures the ECL for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the ECL for the financial asset at an amount equal to twelve month expected credit losses. The Company applies the simplified method and measures a loss allowance equal to the lifetime expected credit losses for trade receivables.

The Company recognizes in profit and loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized. The loss allowance was $Nil as at March 31, 2022.

Derecognition of financial assets and financial liabilities

A financial asset is derecognized when the contractual right to the asset’s cash flows expire; or if the Company transfers the financial asset and substantially all risks and rewards of ownership to another entity.

The Company derecognizes a financial liability when its obligations are discharged, cancelled or expired.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affects neither accounting nor taxable loss, or differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the year ended March 31, 2022, 11,965,000 (2021 – 11,600,000) stock options, 14,067,213 (2021 – 17,425,556) warrants and 12,499,996 (2021 – Nil) performance share units were not included in the calculation of dilutive earnings per share as their inclusion was anti-dilutive.

Loss per share is calculated using the weighted average number of common shares outstanding during the year.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

3.       SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Share-based payments

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized in share-based payment reserve over the vesting period. Consideration paid for the shares along with the fair value recorded in share-based payment reserve on the exercise of stock options is credited to capital stock. When vested options are cancelled, forfeited, or are not exercised by the expiry date, the amount previously recognized in share-based payment reserve is transferred to accumulated losses (deficit). The Company estimates a forfeiture rate and adjusts the corresponding expense each period based on an updated forfeiture estimate.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received. Where the terms and conditions of options are modified, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

For performance share units and stock options with vesting containing a market condition, the grant date fair value is measured using the Monte Carlo model to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The expense recognized for performance-based stock-options is based on an estimation of the probability of achieving the market condition and the timing of the achieving of the market condition, which is difficult to predict. The fair value is recognized straight line over the life of the performance share units or stock options which vest based on a market condition. Upon achieving a market condition, the awards shall vest and any unvested fair value related to the vested awards will be accelerated and recognized.

Share issue costs

Share issue costs are deferred and charged directly to capital stock on completion of the related financing. If the financing is not completed, share issue costs are charged to operations. Costs directly identifiable with the raising of capital will be charged against the related capital stock.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

3.       SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Leases

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company’s incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest. Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability. Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs. The Company subsequently measures the right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability. Right-of-use assets are depreciated over the shorter of the asset’s useful life or the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset’s useful life.

When the Company enters into a sublease, it determines at lease inception date whether each sublease is a finance lease or an operating lease based on whether the contract transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the sublease is a financial lease: if not then it is an operational lease.

For financial leases, and when the Company acts as intermediate lessor, it recognizes a sublease receivable and derecognizes the right-of-use assets relating to the head lease that it transfers to the sub leases. Right-of-use assets and net investment in sublease receivables relating to the subleases are measured in the same way as the right-of-use assets and lease liabilities for the head lease, using the same discount rate for the actualization of future payments to be received.

New accounting standards issued and effective

Certain new standards, interpretations, and amendments to existing standards have been issued by the IASB or IFRC that are mandatory for accounting years beginning on or after January 1, 2022. New accounting pronouncements that are not applicable or are not consequential to the Company have been excluded in the preparation of these consolidated financial statements.

A number of new standards, and amendments to standards and interpretations, are not effective for the year ended March 31, 2022, and have not been early adopted in preparing these consolidated financial statements. The following accounting standards and amendments are effective for future periods:

i)	Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37) - The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (example would be the allocation of the depreciation charge for property, plant and equipment used in fulfilling the contract).

These amendments are effective for reporting periods beginning on or after January 1, 2022.

ii)	Classification of Liabilities as Current or Non-current (Amendments to IAS 1) - The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2023.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

4.       LONG-TERM INVESTMENT

	March 31, 2022			March 31, 2021
	Number of shares	Cost	Fair Value	Number of shares	Cost	Fair Value
Alchemist Mining Inc.	10,000	$9,500	$8,000	10,000	$9,500	$8,000

On August 20, 2014, the Company received 100,000 common shares of Alchemist Mining Inc. (“Alchemist”), a corporation of which the CEO is a family member of the Company’s former CEO, at a fair value of $5,500 related to the Tchentlo Lake property. Alchemist shares were initially valued at the trading price of $0.055 per share.

On August 20, 2016, the Company received 100,000 common shares of Alchemist related to the amended Tchentlo Lake property. These shares were initially valued at the trading price of $0.04 per share.

The Company classified the Alchemist shares as an investment at fair value through profit or loss.

Effective November 19, 2021, Alchemist Mining Inc. consolidated its common shares on a 20:1 basis.

At March 31, 2022, the Company valued the shares at $8,000 (2021 - $8,000) and recorded an unrealized loss of $Nil (2021 - $3,000) from changes in the fair value.

5.       LEASES

For the year ending March 31, 2022, interest expense on the lease obligation were $17,749 (2021 - $24,554). The lease term matures on September 30, 2023. The below tables show the continuity of lease obligation and the reconciliation between the undiscounted and discounted balances:

Lease obligation, March 31, 2020	$176,200
Interest expense	24,554
Loss on lease amendment	8,956
Current portion	(59,492)
Lease obligation, March 31, 2021	150,218
Interest expense	17,749
Current portion	(71,627)
Lease obligation, March 31, 2022	96,340
Current portion	(61,954)
Non-current portion	$34,386

March 31, 2022
Less than one year	$71,627
Greater than one year	35,813
Total lease obligation - undiscounted	107,440
Unamortized interest	(11,100)
Total lease obligation - discounted	$96,340

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

5.       LEASES (cont’d...)

The weighted average incremental borrowing rate applied to the lease liabilities on April 1, 2019 was 15%.

During the year ended March 31, 2021, the Company amended the lease agreement and recognized a loss on lease amendment of $8,956. The Company also recognized a gain on sublease of $4,295.

For the year ending March 31, 2022, finance income of the net investment in sublease was $16,290 (2021 - $22,735). The sublease term matures on September 30, 2023. The below tables show the continuity of net investment in sublease and the reconciliation between the undiscounted and discounted balances:

Net investment in sublease, March 31, 2020	$180,739
Finance income	22,735
Payments received	(65,702)
Net investment in sublease, March 31, 2021	137,772
Finance income	16,290
Payments received	(65,702)
Net investment in sublease, March 31, 2022	88,360
Current portion	(56,823)
Non-current portion	$31,537

March 31, 2022
Less than one year	$65,702
Greater than one year	32,851
Total net investment in sublease – undiscounted	98,553
Unamortized finance income	(10,193)
Total net investment in sublease – discounted	$88,360

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

6.       EXPLORATION AND EVALUATION ASSETS

During the year ended March 31, 2022, the following exploration expenditures were incurred on the exploration and evaluation assets:

	Zoro Property	Grass River Property	Winston Property	Jean Lake Property	Total

Acquisition costs
Balance, March 31, 2021	$1,764,444	$—	1,121,057	$—	$2,885,501
Cash	75,000	40,500	79,529	25,000	220,029
Shares	69,963	—	—	25,000	94,963
Balance, March 31, 2022	1,909,407	40,500	1,200,586	50,000	3,200,493

Exploration costs
Balance, March 31, 2021	3,203,419	—	174,732	—	3,378,151
Assay	1,216	—	4,712	—	5,928
Drilling	150,633	—	—	—	150,633
Geological and consulting	47,243	—	64,772	543,902	655,917
Exploration cost recovery	—	—	—	(200,000)	(200,000)
Balance, March 31, 2022	3,402,511	—	244,216	343,902	3,990,629

Total balance, March 31, 2022	$5,311,918	$40,500	1,444,802	$393,902	$7,191,122

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

6.       EXPLORATION AND EVALUATION ASSETS (cont’d…)

During the year ended March 31, 2021, the following exploration expenditures were incurred on the exploration and evaluation assets:

	Zoro Property	Winston Property (as restated - Note 17)	Total

Acquisition costs
Balance, March 31, 2020	$1,664,444	$956,671	$2,621,115
Additions – cash	50,000	164,386	214,386
Additions – shares	50,000	—	50,000
Balance, March 31, 2021	1,764,444	1,121,057	2,885,501

Exploration costs
Balance, March 31, 2020	3,192,140	37,715	3,229,855
Geological and consulting	11,279	137,017	148,296
Balance, March 31, 2021	3,203,419	174,732	3,378,151

Total balance, March 31, 2021	$4,967,863	$1,295,789	$6,263,652

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

6.       EXPLORATION AND EVALUATION ASSETS (cont’d...)

Zoro Property

Zoro I

The Company has a 100% interest in the Zoro I Claim in the Snow Lake area in Manitoba by paying a total of $150,000 in cash and issuing 7,000,000 common shares (valued at $635,000).

In addition, during the year ended March 31, 2017, the Company issued 1,000,000 common shares to an arm’s length party at a fair value of $135,000 as a finder’s fee on the Zoro I option agreement.

Zoro North

The Company has earned a 100% interest in ground contiguous with its Zoro 1 near Snow Lake, Manitoba subject to a 2% NSR by paying a total of $250,000 in cash, issuing $250,000 in shares (2,632,803 shares issued) and incurring $1,000,000 of exploration expenditures.

The Company can acquire an undivided fifty percent interest in the NSR, being one-half of the NSR or a 1% Net Smelter Return from by making a $1,000,000 cash payment, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production.

During the option period, the Company will be solely responsible for carrying out and administering exploration, development and mining work on the property and for maintaining the property in good standing.

Manitoba Lithium

The Company has earned a 100% interest in all lithium-bearing pegmatite dykes on three contiguous claims in Manitoba by paying $250,000 in cash and issuing $250,000 in shares (2,724,674 shares issued).

The property is subject to a 2% NSR. The Company can acquire an undivided fifty percent interest in the NSR, being one-half of the NSR or a 1% Net Smelter Return from Strider Resources Limited (“Strider”) by making a $1,000,000 cash payment to Strider, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production.

During the option period, the Company is responsible for carrying out and administering exploration, development and mining work on the property and for maintaining the property in good standing.

Grass River Property

During the year ended March 31, 2022, the Company staked claims on the Grass River Property in the Snow Lake area of Manitoba for $40,500.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

6.       EXPLORATION AND EVALUATION ASSETS (cont’d...)

Winston Property

During the year ended March 31, 2015, the Company entered into an option agreement with Redline Minerals Inc., Redline Mining Corporation and Southwest Land & Exploration Inc. (collectively, the “Optionors”) to acquire up to an 80% interest in the Winston Property consisting of the Little Granite claims and the Ivanhoe/Emporia claims located in Sierra County, New Mexico, U.S.A.

During the years ended March 31, 2016 and 2017, the Company amended the option agreement with the Optionors to acquire an initial 50% interest upon completion of the following:

a)	Cash payment of non-refundable deposits of $35,000 (paid);

b)	Cash payments of $81,250 (paid);

c)	Cash payment of $13,750 on or before November 15, 2014 (paid);

d)	Share issuance of 300,000 common shares of the Company on January 15, 2015 (issued);

e)	Cash payments of $120,000 as follows;

i)	Cash payment of $40,000 on or before February 28, 2016 (paid);

ii)	Cash payment of $40,000 on or before June 1, 2016 (paid);

iii)	Cash payment of $40,000 on or before June 1, 2017 (see amended terms below);

f)	Issuance of 2,500,000 common shares (1,500,000 shares issued) of the Company as follows;

i)	Issue 500,000 common shares on or before October 17, 2014 (issued);

ii)	Issue 500,000 common shares on or before October 17, 2015 (issued);

iii)	Issue 500,000 common shares on or before October 17, 2016; (issued)

iv)	Issue 500,000 common shares on or before October 17, 2017 (see amended terms below);

v)	Issue 500,000 common shares on or before October 17, 2018 (see amended terms below); and

g)	Incurring exploration expenditures totaling $300,000 due on or before October 17, 2017 (see amended terms below).

The agreement was also amended to include a further option to acquire up to an additional 30% (80% in total interest).

In exchange for the amendment of the option agreement, the Company issued 100,000 common shares at a fair value of $3,000 on February 26, 2016.

During the year ended March 31, 2017, the Company made a $25,000 cash payment to the original vendors of the Winston Property.

During the year ended March 31, 2018, the Company’s wholly owned subsidiary offered to acquire a 100% interest to the claims from the Optionors by completing the following:

a)	Cash payment of $35,000 (paid);

b)	Issuance of 2,500,000 common shares of the Company (issued and valued at $275,000); and

c)	Issuance of a $50,000 non-interest-bearing promissory note which is repayable on August 24, 2017 (issued and repaid).

In accordance with the terms and condition of the underlying purchase agreement in order to complete the acquisition of the Little Granite claims, the Company is required to make the following payments:

a)	Cash payments of US $12,000 on or before July 15, 2017 (paid)

b)	Cash payments of US $6,000 on or before March 31, 2018 (paid);

c)	Cash payments of US $12,000 on or before July 15, 2018 (paid);

d)	Cash payments of US $12,000 on or before July 15, 2019 (paid);

e)	Cash payments of US $12,000 on or before July 15, 2020 (paid);

f)	Cash payment of US $19,000 on or before October 1, 2020 (paid);

g)	Cash payment of US $19,000 on or before October 1, 2021 (paid);

h)	Cash payments of US $380,000 on or before October 1, 2022 (paid US$19,000).

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

6.       EXPLORATION AND EVALUATION ASSETS (cont’d...)

Winston Property (cont’d...)

In accordance with the terms and condition of the underlying purchase agreement in order to complete the acquisition of the Ivanhoe/Emporia claims, the Company is required to pay the original owner of the claims the remaining purchase price of US$361,375 (US$42,000 paid). Before the remaining purchase price is paid in full, the Company is subject to a minimum monthly royalty payment based on monthly average silver price which reduces the remaining purchase price once paid. The accrued minimum monthly royalty payments outstanding as of March 31, 2022 totals US$207,125 (2021 - US$183,125). The agreement also entitles the owner to a permanent production royalty of 2% of NSR.

Jean Lake Property

On July 30, 2021, the Company entered into an option agreement with Mount Morgan Resources Ltd. to acquire a 100% interest in Jean Lake lithium-gold project located in Manitoba.

The option agreement provides for the Company to earn a 100% interest over 4 years by cash payments and share issuances to Mount Morgan Resources Ltd. and exploration expenditures as follows:

i)	$25,000 cash (paid) and common shares of the Company having a value of $25,000 (250,000 shares issued) on or before August 1, 2021;

ii)	$50,000 cash (paid), $50,000 in common shares and $50,000 exploration expenditures (incurred) on or before August 1, 2022;

iii)	$50,000 cash, $50,000 in common shares and $50,000 (further) exploration expenditures (incurred) on or before August 1, 2023;

iv)	$50,000 cash, $50,000 in common shares and $50,000 (further) exploration expenditures (incurred) on or before August 1, 2024;

v)	$75,000 cash, $75,000 in common shares and $50,000 (further) exploration expenditures (incurred) on or before August 1, 2025.

Once the Company earns the interest, the Company will grant a 2% NSR to Mount Morgan Resources Ltd. The NSR may be reduced to 1% by the Company’s payment of $1,000,000 to the NSR holder.

During the year ended March 31, 2022, the Company entered into an agreement with Manitoba Government to receive a grant of $300,000 for drill program on Jean Lake and Zoro Lithium properties and received $200,000 in the current year and $100,000 subsequently.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payables and accrued liabilities for the Company are broken down as follows:

	Note	March 31, 2022	March 31, 2021 (as restated – Note 17)

Trade payables		$603,002	$536,094
Royalty payables		261,685	231,555
Payroll and accrued liabilities		68,778	105,432
Due to related parties	11	99,027	104,266
Total		$1,032,492	$977,347

8.	SHORT-TERM LOANS PAYABLE

	March 31, 2022	March 31, 2021

Loans payable on demand, unsecured with no interest and no fixed term	$2,500	$2,500
Loans payable on demand, unsecured with 10% interest per annum and no fixed term	5,000	5,000
	$7,500	$7,500

9.	LONG-TERM LOANS PAYABLE

During the year ended March 31, 2021, the Company received a loan of $40,000 for the Canada Emergency Business Account to provide emergency support to business due to the impact of COVID-19. The loan is non-interest bearing until December 31, 2023, after which it will incur interest at 5% per annum. If the principal of $30,000 is fully repaid on or before December 31, 2023, the remaining $10,000 will be forgiven.

10.	CAPITAL STOCK AND RESERVES

a)	Authorized capital stock:

As at March 31, 2022, the authorized capital stock of the Company was:

i)	Unlimited number of common shares without par value.

ii)	All issued shares are fully paid.

b)       Issued capital stock:

During the year ended March 31, 2022, the Company:

●	issued 9,335,000 common shares upon exercise of options for gross proceeds of $850,575. The weighted average share price on the date of the option exercises was $0.24.

●	issued 7,756,667 common shares upon exercise of warrants for gross proceeds of $741,889.

●	closed a non-brokered private placement of 2,008,324 units at $0.17 per unit for gross proceeds of $341,415. Each unit consists of one common share and one share purchase warrant. The warrant entitles the holder to purchase one additional common share for a period of 18 months at a price of $0.25 per share.

●	issued 250,000 common shares at a value of $25,000 as part of the acquisition payments for the Jean Lake Option Agreement (see note 6).

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

10.	CAPITAL STOCK AND RESERVES (cont’d…)

b)	Issued capital stock : (cont’d…)

●	issued 559,701 common shares at a value of $69,963 as part of the acquisition payments for the Zoro North Option Agreement (see note 6).

●	closed a non-brokered private placement of 2,390,000 units at $0.105 per unit for gross proceeds of $250,950. Each unit consists of one common share and one share purchase warrant. The warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.13 per share.

●	issued 408,884 common shares valued at $42,933 to settle $42,933 of services with a non-related party.

●	reinstated 200,000 options previously forfeited.

●	issued 1,000,000 common shares valued at $380,000 to settle $279,644 of debt with a non-related party and recorded $100,356 as loss on the settlement.

●	issued 1,500,000 common shares valued at $532,500 pursuant to PSU redemption to a related party.

During the year ended March 31, 2021, the Company:

●	issued 7,250,000 common shares upon exercise of options for gross proceeds of $660,250.

●	issued 3,449,936 common shares upon exercise of warrants for gross proceeds of $294,217.

●	closed a non-brokered private placement of 7,461,556 units at $0.056 per unit for gross proceeds of $419,712. Each unit consists of one common share and two share purchase warrants, warrant A and B. Warrant A entitles the holder to purchase one additional common share for a period of two years at a price of $0.075 per share and warrant B entitles the holder to purchase one additional common share for a period of two years at a price of $0.10 per share.

●	issued 515,474 common shares at a value of $50,000 as part of the acquisition payments for the Zoro North Option Agreement (see note 6).

●	closed a non-brokered private placement of 5,000,000 units at $0.05 per unit for gross proceeds of $250,000. Each unit consists of one common share and one share purchase warrants, warrant entitles the holder to purchase one additional common share for a period of two years at a price of $0.10 per share. The Company paid $2,500 in cash issuance fees.

c)       Stock options:

The Company follows the policies of the Canadian Securities Exchange under which it is authorized to grant options to executive officers and directors, employees, and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the policies, the exercise price of each option may not be less than the market price of the Company’s stock as calculated on the day before the date of grant. The options can be granted for a maximum term of ten years.

The options shall be subject to such vesting requirements, if any, as may be determined by the Board from time to time provided that options granted to consultants performing “investor relation activities” must vest in stages over 12 months with no more than ¼ of the options granted vesting in any six month period.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

10.	CAPITAL STOCK AND RESERVES (cont’d…)

c)	Stock options: (cont’d…)

During the year ended March 31, 2022, the Company:

●	granted 250,000 stock options to consultants of the Company. The options are exercisable at $0.105 per option for five years with an estimated fair value of $21,500 and vest immediately.

●	granted 500,000 stock options to consultants of the Company. The options are exercisable at $0.15 per option for five years with an estimated fair value of $66,100 and vest immediately.

●	granted 300,000 stock options to consultants of the Company. The options are exercisable at $0.25 per option for five years with an estimated fair value of $61,600 and vest immediately.

●	granted 5,500,000 stock options to consultants of the Company. The options are exercisable at $0.285 per option for one year with an estimated fair value of $666,100 and vest immediately.

●	granted 500,000 stock options to a consultant of the Company. The options are exercisable at $0.41 per option for five years with an estimated fair value of $163,700 and vest immediately.

●	granted 1,000,000 stock options to a consultant of the Company. The options are exercisable at $0.35 per option for five years with an estimated fair value of $285,300 and vest immediately.

●	granted 750,000 stock options to a consultant of the Company. The options are exercisable at $0.33 per option for two years with an estimated fair value of $150,400 and vest immediately.

●	granted 200,000 stock options to a consultant of the Company. The options are exercisable at $0.31 per option for three years with an estimated fair value of $46,600 and will vest 100% on December 8, 2022. For the year ended March 31, 2022, the Company recorded $3,897 as share-based compensation.

During the year ended March 31, 2021, the Company:

●	granted 5,050,000 stock options to directors and consultants of the Company. The options are exercisable at $0.07 per option for five years with an estimated fair value of $325,000 and vest immediately.

●	granted 9,000,000 stock options to directors and consultants of the Company. The options are exercisable at $0.08 per option for five years with an estimated fair value of $635,700 and vest immediately.

●	granted 4,800,000 stock options to consultants of the Company. The options are exercisable at $0.145 per option for five years with an estimated fair value of $799,600 and vest immediately.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

10.	CAPITAL STOCK AND RESERVES (cont’d…)

c)	Stock options: (cont’d…)

Stock option transactions for the year ended March 31, 2022 are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2021	Granted	Exercised	Forfeited/ Expired	Balance March 31, 2022	Exercisable

June 27, 2021	$0.100	250,000	—	—	(250,000)	—	—
January 4, 2023	$0.285	—	5,500,000	(250,000)	—	5,250,000	5,250,000
January 17, 2024	$0.120	—	200,000	(200,000)	—	—	—
March 1, 2024	$0.330	—	750,000	—	—	750,000	750,000
March 8, 2025	$0.310	—	200,000	—	—	200,000	—
June 12, 2025	$0.070	1,950,000	—	(1,950,000)	—	—	—
November 20, 2025	$0.080	6,350,000	—	(5,950,000)	—	400,000	400,000
January 15, 2026	$0.145	3,050,000	—	(985,000)	—	2,065,000	2,065,000
October 21, 2026	$0.105	—	250,000	—	—	250,000	250,000
November 1, 2026	$0.150	—	500,000	—	—	500,000	500,000
December 3, 2026	$0.250	—	300,000	—	—	300,000	300,000
January 17, 2027	$0.410	—	500,000	—	—	500,000	500,000
February 16, 2027	$0.350	—	1,000,000	—	—	1,000,000	1,000,000

Total		11,600,000	9,200,000	(9,335,000)	(250,000)	11,215,000	11,015,000

Weighted average exercise price		$0.10	$0.29	$0.09	$0.10	$0.26	$0.25

Weighted average remaining life (years)						2.45

The fair value of stock options was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the year ended March 31, 2022	For the year ended March 31, 2021

Fair value per option	$0.15	$0.09
Exercise price	$0.29	$0.09
Expected life (years)	2.26	5
Interest rate	1.16%	0.41%
Annualized volatility (based on historical volatility)	114%	144%
Dividend yield	0.00%	0.00%

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

10.	CAPITAL STOCK AND RESERVES (cont’d…)

c)	Stock options: (cont’d…)

Stock option transactions for the year ended March 31, 2021 are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2020	Granted	Exercised	Forfeited/ Expired	Balance March 31, 2021	Exercisable

November 16, 2020	$0.050	100,000	—	—	(100,000)	—	—
May 18, 2021	$0.130	250,000	—	—	(250,000)	—	—
June 27, 2021	$0.100	250,000	—	—	—	250,000	250,000
October 17, 2021	$0.050	250,000	—	(250,000)	—	—	—
February 6, 2022	$0.110	500,000	—	—	(500,000)	—	—
January 17, 2024	$0.120	9,000,000	—	—	(9,000,000)	—	—
February 5, 2025	$0.050	950,000	—	—	(950,000)	—	—
June 12, 2025	$0.070	—	5,050,000	(2,600,000)	(500,000)	1,950,000	1,950,000
November 20, 2025	$0.080	—	9,000,000	(2,650,000)	—	6,350,000	6,350,000
January 15, 2026	$0.145	—	4,800,000	(1,750,000)	—	3,050,000	3,050,000

Total		11,300,000	18,850,000	(7,250,000)	(11,300,000)	11,600,000	11,600,000

Weighted average exercise price		$0.11	$0.09	$0.09	$0.11	$0.10	$0.10

Weighted average remaining life (years)						4.52

d)	Performance Stock Options:

During the year ended March 31, 2022, the Company granted 750,000 performance-based stock options to a consultant of the Company. The options are exercisable at $0.285 per option for two years with an estimated fair value of $126,297 and will vest 100% when the closing share price is $0.50 or higher for 3 consecutive trading days. For the year ended March 31, 2022, the Company recorded $Nil as share-based compensation as the fair value will be recorded on a straight-line basis over the life of the performance-based stock option.

Expiry Date	Exercise Price	Balance March 31, 2021	Granted	Exercised	Forfeited/ Expired	Balance March 31, 2022	Exercisable

March 31, 2024	$0.285	—	750,000	—	—	750,000	—

Total		—	750,000	—	—	750,000	—

Weighted average exercise price		—	$0.29	—	—	$0.285	—

Weighted average remaining life (years)						2.00

There was no performance-based stock option activity during the year ended March 31, 2021.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

10.	CAPITAL STOCK AND RESERVES (cont’d…)

d)	Performance Stock Options: (cont’d…)

For performance-based stock options with a market condition, a Monte Carlo simulation model is used to determine the fair value. The Monte Carlo model utilizes multiple input variables that determine the probability of satisfying the market conditions stipulated in the award. The expense recognized for performance-based options is based on an estimation of the probability of achieving the market condition and the timing of the achieving of the market condition, which is difficult to predict. The following assumptions were used at the time of grant:

	For the year ended March 31, 2022	For the year ended March 31, 2021

Market target price	$0.50	—
Share price	$0.30	—
Expected life (years)	2	—
Interest rate	2.27%	—
Annualized volatility (based on historical volatility)	111.2%	—

e)	Performance Share Units:

On January 17, 2022, the Company adopted a performance share unit plan (the “PSU Plan”). The PSU Plan provides for the issuance of up to 17,169,535 restricted share units (the “PSUs”). The PSU Plan is a fixed number plan, and the number of common shares issued under the PSU Plan, when combined with the number of stock options available under the Company’s stock option plan, will not exceed 10% of the Company’s outstanding common shares. Under the terms of the PSU Plan, the Company is required to obtain shareholder approval for the PSU Plan within 3 years after its adoption, and at least every three years thereafter. Any PSUs issued are subject to a four month hold from date of issue.

	Number of PSUs Outstanding	Number of PSUs Redeemable	Weighted Average Grant Date Fair Value	Share-based payment reserve

Balance at March 31, 2020 and 2021	—	—	$—	$—
PSUs granted	13,999,996	—	0.297	1,063,622
PSUs vested	—	2,500,000	0.355	—
PSUs redeemed	(1,500,000)	(1,500,000)	0.355	(532,500)

Balance at March 31, 2022	12,499,996	1,000,000	$0.290	$531,122

On January 31, 2022, the Company granted 13,999,996 PSUs fair valued at $4,156,210, to certain directors and officers under the Company’s PSU Plan. Of the 13,999,996 PSUs granted. 2,500,000 PSUs vested and became redeemable by the holders, and the remaining 11,499,996 PSUs will vest and become redeemable only upon the achievement of certain closing price milestones ranging between $0.50 and $1.75 which will expire on January 31, 2025.

Of the 13,999,996 PSUs granted, 2,500,000 PSUs vested during the year ended March 31, 2022 and the remaining unvested PSUs are vested straight line over 3 years. During the year ended March 31, 2022 the Company recognized share-based payment expense of $1,063,622. Of the 2,500,000 PSUs that vested, 1,500,000 were converted to common shares during the year-ended March 31, 2022 and 12,499,996 remain issued and 1,000,000 remain redeemable as at March 31, 2022.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

10.	CAPITAL STOCK AND RESERVES (cont’d…)

e)	Performance Share Units (cont’d…)

For performance-based PSUs with a market condition, a Monte Carlo simulation model is used to determine the fair value. The Monte Carlo model utilizes multiple input variables that determine the probability of satisfying the market conditions stipulated in the award. The expense recognized for performance-based PSUs is based on an estimation of the probability of achieving the market condition and the timing of the achieving of the market condition, which is difficult to predict. The following assumptions were used at the time of grant:

	For the year ended March 31, 2022	For the year ended March 31, 2021

Market target price	$1.19	—
Share price	$0.355	—
Expected life (years)	3	—
Interest rate	1.42%	—
Annualized volatility (based on historical volatility)	108%	—

f)	Unit warrants:

During the year ended March 31, 2022, the Company issued 4,398,324 unit warrants in connection with private placement financings. Based on the residual method, no value was allocated to the unit warrants issued. A continuity of the unit warrants granted is as follows:

Expiry Date	Exercise Price	Balance March 31, 2021	Granted	Exercised	Cancelled/ Expired	Balance March 31, 2022

August 28, 2022	$0.075	5,240,000	—	(2,551,111)	—	2,688,889	*
August 28, 2022	$0.10	7,285,556	—	(1,205,556)	—	6,080,000
December 15, 2022	$0.10	4,900,000	—	(3,800,000)	—	1,100,000
October 29, 2022	$0.25	—	2,008,324	(200,000)	—	1,808,324	**
December 2, 2023	$0.13	—	2,390,000	—	—	2,390,000	***

Total		17,425,556	4,398,324	(7,756,667)	—	14,067,213

Weighted average exercise price		$0.09	$0.18	$0.10	$0.00	$0.12

Weighted average remaining life (years)						0.67

*2,688,889 warrants exercised subsequently

**33,600 warrants exercised subsequently

***800,000 warrants exercised subsequently

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

10.	CAPITAL STOCK AND RESERVES (cont’d…)

f)	Unit warrants: (cont’d…)

During the year ended March 31, 2021, the Company issued 19,923,112 unit warrants in connection with private placement financings. Based on the residual method, no value was allocated to the unit warrants issued. A continuity of the unit warrants granted is as follows:

Expiry Date	Exercise Price	Balance March 31, 2020	Granted	Exercised	Cancelled/ Expired	Balance March 31, 2021

June 25, 2022	$0.105	952,380	—	(952,380)	—	—
August 28, 2022	$0.075	—	7,461,556	(2,221,556)	—	5,240,000
August 28, 2022	$0.10	—	7,461,556	(176,000)	—	7,285,556
December 15, 2022	$0.10	—	5,000,000	(100,000)	—	4,900,000

Total		952,380	19,923,112	-(3,449,936)	—	17,425,556

Weighted average exercise price						$0.09

Weighted average remaining life (years)						1.44

g)	Agent warrants:

During the year ended March 31, 2022 and 2021, the Company did not grant any agent warrants.

h)	Reserves:

Reserves comprise of share-based payments, warrant reserves and PSU reserves.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

11.     RELATED PARTY TRANSACTIONS

Related party transactions are as follows:

For the year ended March 31, 2022
Paid or accrued to:	Management fees	Share-based payments	Total
Key management personnel:
CEO	$50,664	$607,784	$658,448
CFO	12,000	227,919	239,919
Director	12,000	227,919	239,919
Former CEO	158,650	—	158,650
Former CFO	141,950	—	141,950
	$375,264	$1,063,622	$1,438,886

For the year ended March 31, 2021
Paid or accrued to:	Management fees	Share-based payments	Total
Key management personnel:
Former Directors	$18,000	$16,089	$34,089
Former CEO	5,000	141,267	146,267
Former CEO	45,000	16,089	61,089
Former CFO	5,000	141,267	146,267
	$73,000	$314,712	$387,712

The amounts due to related parties included in accounts payable and accrued liabilities are as follows:

	As at March 31, 2022	As at March 31, 2021
Due to CFO	$30	$—
Due to former CEO	—	1,461
Due to former CEO	80,997	80,997
Due to former CFO	—	3,808
Due to former directors of the Company	18,000	18,000
	$99,027	$104,266

The amounts due are unsecured, non-interest bearing, and have no specific terms of repayment.

12.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

During the year ended March 31, 2022, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities is $542,221 related to exploration and evaluation assets.

b)	issued 809,701 common shares with a fair value of $94,963 for the acquisition of exploration and evaluation assets.

c)	issued 9,335,000 common shares upon exercise of options resulting in a reallocation of share-based reserves of $761,273 from reserves to share capital.

d)	issued 408,884 common shares with a fair value of $42,933 for the services.

e)	issued 1,000,000 common shares with a fair value of $380,000 to settle $279,644 of debt with a non-related party.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

12.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d…)

f)	issued 1,500,000 common shares pursuant to PSU redemption resulting in a reallocation of share-based reserves of $532,500 from reserves to share capital.

During the year ended March 31, 2021, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities is $601,122 (as restated – Note 17) related to exploration and evaluation assets.

b)	issued 515,474 common shares with a fair value of $50,000 for the acquisition of exploration and evaluation assets.

c)	issued 7,250,000 common shares upon exercise of options resulting in a reallocation of share-based reserves of $661,409 from reserves to share capital.

13.     SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	March 31, 2022	March 31, 2021 (as restated – Note 17)
Exploration and evaluation assets
Canada	$5,746,320	$4,967,863
United States	1,444,802	1,295,789
	$7,191,122	$6,263,652

14.     FINANCIAL RISK MANAGEMENT

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e. capital stock, reserves and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. The Company’s overall strategy remains unchanged from fiscal year 2021.

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

14.     FINANCIAL RISK MANAGEMENT (cont’d…)

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair value of the Company’s long-term investment constitutes a Level 1 fair value measurement.

The carrying value of cash, accounts payable and accrued liabilities, current portion of net investment in sublease, lease obligation, short-term loans payable and long-term loans payable approximate their fair value because of the short-term nature of these instruments.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and net investment in sublease. The Company limits its exposure to credit loss by placing its cash with major Canadian financial institutions and monitors the incoming sublease monthly payments to ensure they are current.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2022, the Company had a cash balance of $235,455 (2021 – $392,213) to settle current liabilities of $1,101,946 (2021 - $1,038,725 (as restated – Note 17)). All of the Company’s financial liabilities except lease obligation have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

a)       Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company’s cash does not have significant exposure to interest rate risk.

b)       Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and option agreement payments that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

c)       Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

15.     INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2022	2021

Loss before taxes for the year	$(4,150,922)	$(2,612,308)
Canadian federal and provincial income tax rates	27%	27%

Expected income tax recovery based on the above rates	$(1,120,749)	$(705,323)
Non-deductible items	699,278	482,643
Tax benefit not realized	421,471	222,680
Deferred income tax recovery	$—	$—

The significant components of the Company’s deferred income tax assets and liabilities, using a Canadian basic statutory rate of 27% (2021 – 27%) are as follows:

	March 31, 2022	March 31, 2021

Non-capital losses	$3,015,000	$2,206,000
Cumulative exploration and development expenses	(209,000)	274,000
Share issuance costs and others	6,000	8,000

	2,812,000	2,488,000
Unrecognized deferred tax assets	(2,812,000)	(2,488,000)

Net deferred tax assets	$—	$—

At March 31, 2022, the Company has accumulated non-capital losses of approximately $11,165,000 (2021 - $8,172,000) which may be available to offset future income for Canadian income tax purposes which expire over the next twenty years. These losses, if not utilized, will expire through to 2042. In addition, there are resource-related expenditures of approximately $6,416,000 (2021 - $7,277,000) which may be used to offset future taxable income indefinitely, subject to annual rates prescribed by the Canadian Income Tax Act. Deferred tax benefits, which may arise as a result of these losses, have not been recognized in these consolidated financial statements as it is not probable that the Company will generate future taxable income against which to utilize the temporary differences.

16.     CONTINGENCIES

During the year, the Company filed a claim against certain previous directors of the Company for wrongful transfer of funds in the amount of $157,185 for alleged deferred compensation to these directors. As a result of the claim, the amounts were garnished and are being held by the courts until further order of the court.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

16.     CONTINGENCIES (cont’d…)

The previous directors have also filed a counter claim against the Company, alleging that they are entitled to the compensation that has been garnished and being held in escrow, and are also entitled to termination or change of control clauses as per their alleged management agreements. The alleged management agreements would entitle each of the two directors to 12 months compensation in lieu of notice to termination without cause or 24 months of compensation if their agreements were terminated and within 6 months of a change of control of the Company, which includes a change in power to elect a majority of the board of directors or otherwise direct the management of the Company through proxies, voting agreements, or otherwise. Per the counter claim, the management agreement containing these clauses had allegedly been executed during the year prior to their dismissal and the change in control. The Company is currently in the process of working with legal counsel to respond to the counter claim. At this time the probability and amounts of any potential loss resulting from such claims is not determinable and no amounts have been accrued for any potential liability resulting from this in these consolidated financial statements.

We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

17.     PRIOR YEAR RESTATEMENT

During the year, management determined that there was an error pertaining to exploration and evaluation assets and accounts payable and accrued liabilities. This error was the result of the under accrual of payments required on the Company’s Winston mineral property (see note 6). The comparatives of the Company for the year ended March 31, 2021 have therefore been restated.

Effects of these adjustments on the consolidated statement of financial position as at March 31, 2021 are as follows:

	March 31, 2021 as originally presented	Adjustments	March 31, 2021 restated
Exploration and evaluation assets	$6,032,097	$231,555	$6,263,652
Accounts payable and accrued liabilities	$745,792	$231,555	$977,347

Effects of these adjustments on the consolidated statement of financial position as at March 31, 2020 are as follows:

	March 31, 2020 as originally presented	Adjustments	March 31, 2020 restated
Exploration and evaluation assets	$5,634,616	$216,354	$5,850,970
Accounts payable and accrued liabilities	$683,614	$216,354	$899,968

The correction of errors did not have an impact on total cash used in operating activities, total cash from financing activities and total cash used in investing activities for the year ended March 31, 2021 and 2020.

The increase in exploration and evaluation assets resulted in a non-cash addition to investing activities which was offset with non-cash working capital movement of accounts payable and accrued liabilities, as shown in the supplemental disclosures with respect to cash flows note (see note 12).

There was no change to loss and comprehensive loss or basic and diluted loss per common share for the year ended March 31, 2021 or 2020 as a result of this restatement.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

18.     SUBSEQUENT EVENTS

Subsequent to the year ended March 31, 2022, the Company

i)	issued 3,522,489 common shares upon exercise of warrants for gross proceeds of $314,067.

ii)	entered into an option agreement to acquire a 100% interest in the MB3530 claim in the Snow Lake area in Manitoba. To earn the interest, the Company paid $8,000 and issued 18,181 common shares. The property is subject to a 2% NSR.

iii)	entered into an option agreement to acquire a 100% interest in the Peg North claims located in the historic Snow Lake mining district in Manitoba. To earn the interest, the Company will pay $750,000 in cash (paid $100,000) and $750,000 in shares (issued 526,316 shares valued at $100,000) and incur $3,000,000 of exploration expenditures. The property is subject to a 2% NSR for which the Company can make a one-time $1,500,000 payment to re-purchase 1% of the NSR once 100% interest has been achieved.

iv)	closed a non-brokered private placement of 4,887,668 flow-through common shares at $0.34 per common shares for gross proceeds of $1,661,807. Cash finder’s fees of $98,000 were paid on the financings and the Company issued 288,235 share purchase finders warrants. Each finders warrant entitles the holder to purchase one common share at a price of $0.20 for a two-year period.

v)	entered into a loan agreement to borrow $1,145,520, inclusive of a prior advance of $145,520 (“Initial Advance”) included in accounts payable and accrued liabilities. The loan accrues interest at a rate of 8.35%, payable monthly, including an aggregate of $5,134 accrued to date on the Initial Advance, and matures on May 10, 2023.

vi)	granted 2,000,000 PSUs, to an officer under the Company’s PSU Plan. The PSUs will vest and become redeemable only upon the achievement of certain closing price milestones ranging between $0.50 and $1.75 which will expire on April 12, 2025.

NOTE: GST is a Canadian commodity tax which is refundable by the Canada Revenue Agency. The company received a refund cheque from Canada Revenue Agency quarterly. The GST amount in not material thus does not warrant additional disclosure.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

	Note	As at December 31, 2022	As At March 31, 2022

ASSETS

Current assets
Cash		$2,312,446	$235,455
GST receivable		113,114	85,891
Accounts receivable		289	-
Prepaid expenses and deposits		98,139	55,948
Net investment in sublease	5	46,515	56,823

Total current assets		2,570,503	434,117

Non-current assets
Prepaid expenses and deposits		186,754	253,302
Long-term investment	4	4,000	8,000
Exploration and evaluation assets	6	10,769,379	7,191,122
Net investment in sublease	5	-	31,537

Total assets		$13,530,636	$7,918,078

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities	7, 11	$1,278,468	$1,032,492
Flow-through premium	10	244,497	-
Short-term loans payable	8	1,227,630	7,500
Lease obligation	5	50,717	61,954
Loans payable	9	40,000	-

Total current liabilities		2,841,312	1,101,946

Long-term loans payable	9	-	40,000
Lease obligation – long-term	5	-	34,386

Total liabilities		2,841,312	1,176,332

Equity
Capital stock	10	26,394,531	24,164,441
Reserves	10	2,798,408	2,294,394
Deficit		(18,503,615)	(19,717,089)

Total equity		10,689,324	6,741,746

Total liabilities and equity		$13,530,636	$7,918,078

Nature and continuance of operations (Note 1)

Contingencies (Note 15)

Subsequent event (Note 16)

Approved and authorized on behalf of the Board on March 1, 2023:

“Jason Barnard”	Director	“Andrew Lyons”	Director
Jason Barnard		Andrew Lyons

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

		For the three-month period Ended December 31,		For the nine-month period Ended December 31,

	Note	2022	2021	2022	2021

EXPENSES
Consulting		$66,514	$52,434	$295,023	$142,801
Investor relations and promotion		51,770	137,434	147,989	221,437
Management and director fees	11	189,000	213,179	270,569	313,379
Office and interest expense	8	27,042	94,061	160,535	114,602
Professional fees		676,854	143,049	1,191,029	206,660
Share-based payments	10,11	776,916	149,200	1,316,890	149,200
Transfer agent and filing fees		22,632	28,627	51,667	44,618
Travel		3,401	8,813	22,288	20,282

Loss before other items		(1,814,129)	(826,797)	(3,455,990)	(1,212,979)

OTHER ITEMS
Finance income on sublease	5	1,872	3,849	7,432	12,918
Foreign exchange		472	(114)	(28,105)	(2,570)
Forgiveness of debt		-	-	-	6,697
Gain on sublease		1,481	1,481	4,444	4,443
Gain on sale of property	6	3,500,000	-	3,500,000	-
Recovery of flow-through premium liability	10	464,532	-	610,845	-
Other income		-	75,000	-	75,000
Unrealized loss on marketable securities		-	-	(4,000)	-

Income (loss) and comprehensive income (loss) for the period		$2,154,228	$(746,581)	$634,626	$(1,116,491)

Basic income (loss) per common share		$0.01	$(0.00)	$0.00	$(0.01)
Diluted income (loss) per common share		$0.01	$(0.00)	$0.00	$(0.01)

Weighted average number of common shares outstanding – pre dilution		197,184,096	163,727,870	189,645,891	159,803,173

Dilutive effect - options		3,981,592	-	5,179,924	-
Dilutive effect - warrants		314,262	-	592,571	-
Weighted average number of common shares outstanding – post dilution		201,479,950	163,727,870	195,418,386	159,803,173

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

FOR THE NINE MONTH PERIOD ENDED DECEMBER 31,

	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) and comprehensive income (loss) for the period	$634,626	$(1,116,491)
Items not involving cash:
Share-based payments	1,316,890	149,200
Interest expense	14,990	14,075
Recovery flow-through premium liability	(610,845)	-
Finance income on sublease	(7,432)	(12,918)
Unrealized loss on marketable securities	4,000	-

Changes in non-cash working capital items:
GST receivable	(27,223)	(5,289)
Accounts receivable	(289)	-
Prepaid expenses and deposits	24,357	(35,715)
Accounts payable and accrued liabilities	49,573	237,560
Net cash provided by (used in) operating activities	1,398,647	(769,578)

CASH FLOWS TO INVESTING ACTIVITIES
Exploration and evaluation expenditures	(3,261,683)	(548,688)
Exploration and evaluation recoveries	100,000	-
Net cash used in investing activities	(3,161,683)	(548,688)

CASH FLOWS FROM FINANCING ACTIVITIES
Private placements	1,661,807	592,365
Share issue costs	(99,624)	(1,785)
Exercise of warrants	1,059,017	460,833
Exercise of options	77,750	299,500
Short-term loan received	1,145,520	-
Repayment of lease obligation	(53,720)	(53,720)
Receipt of sublease payments	49,277	49,276
Net cash provided by financing activities	3,840,027	1,346,469

Change in cash for the period	2,076,991	28,203

Cash, beginning of the period	235,455	392,213

Cash, end of period	$2,312,446	$420,416

Cash received during the period for interest	$-	$-

Supplemental disclosures with respect to cash flow (Note 12)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

	Capital stock
	Shares	Amount	Subscriptions received in advance	Reserves	Deficit	Total equity
Balance, March 31, 2021	155,217,334	$20,169,728	$40,000	$1,140,567	$(15,600,786)	$5,749,509

Acquisition of exploration and evaluation assets	809,701	94,963	-	-	-	94,963
Private placement	4,398,324	592,365	-	-	-	592,365
Share issuance costs	-	(1,785)	-	-	-	(1,785)
Share issued – options exercised	3,750,000	563,692	-	(264,192)	-	299,500
Share issued – warrants exercised	5,311,111	500,833	(40,000)	-	-	460,833
Share issued for services	408,884	42,933	-	-	-	42,933
Share-based payments	-	-	-	149,200	-	149,200
Options cancelled	-	-	-	(24,183)	24,183	-
Loss for the period	-	-	-	-	(1,116,491)	(1,116,491)

Balance, December 31, 2021	169,895,354	$21,962,729	$-	$1,001,392	$(16,693,094)	$6,271,027

Balance, March 31, 2022	180,425,910	$24,164,441	$-	$2,294,394	$(19,717,089)	$6,741,746

Acquisition of exploration and evaluation assets	879,732	152,454	-	-	-	152,454
Private placement	4,887,668	1,661,807	-	-	-	1,661,807
Flow-through premium	-	(855,342)	-	-	-	(855,342)
Share issuance costs	-	(99,624)	-	-	-	(99,624)
Share issuance costs – warrants	-	(22,000)	-	22,000	-	-
Share issued – options exercised	650,000	156,278	-	(78,528)	-	77,750
Share issued – warrants exercised	10,637,489	1,059,017	-	-	-	1,059,017
Share issued – PSU redeemed	500,000	177,500	-	(177,500)	-	-
Share-based payments	-	-	-	1,316,890	-	1,316,890
Options cancelled	-	-	-	(61,600)	61,600	-
PSU cancelled	-	-	-	(517,248)	517,248	517,248
Income for the period	-	-	-	-	634,626	634,626

Balance, December 31, 2022	197,980,799	$26,394,531	$-	$2,798,408	$(18,503,615)	$10,689,324

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

1.	NATURE AND CONTINUANCE OF OPERATIONS

Foremost Lithium Resource & Technology Ltd. (the "Company") which was incorporated under the laws of the Province of British Columbia, is a public company listed on the Canadian Securities Exchange (the “CSE”) and trades under the symbol FAT. The Company’s head office is located at 2500 – 700 West Georgia Street, Vancouver, BC, V7Y 1K8. The Company’s registered and records office is located at 2500 – 700 West Georgia Street, Vancouver, BC, V7Y 1K8.

On January 4, 2022, the Company changed its name to Foremost Lithium Resource & Technology Ltd.

On February 14, 2022, the Company began trading on the OTCQB Venture Market under United States under the symbol FRRSF.

The Company is an exploration company focused on the identification and development of high potential mineral opportunities in stable jurisdictions.

Going concern of operations

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at December 31, 2022, the Company has had significant losses. In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These circumstances cast significant doubt as to the ability of the Company to meet its obligations as they come due, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These condensed interim consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

In March 2020, there was a global pandemic outbreak of COVID-19. The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and specifically, the regional economies in which the Company operates. The pandemic could result in delays in the course of business, including potential delays to its business plans and activities, and continue to have a negative impact on the stock market, including trading prices of the Company’s shares and its ability to raise new capital. These material uncertainties raise substantial doubt upon the Company’s ability to continue as a going concern and realize its assets and settle its liabilities and commitments in the normal course of business.

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action in late February 2022. While the Company expects any direct impacts, of the pandemic and the war in the Ukraine, to the business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

2.	BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (IFRICs). Accordingly, they do not include all of the information required for full annual financial statements by International Financial Reporting Standards (“IFRS”) for complete financial statements for year-end reporting purposes. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2022, which have been prepared in accordance with IFRS. The condensed interim consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of Foremost Lithium Resource & Technology Ltd. and its subsidiaries, Sierra Gold & Silver Ltd. and Sequoia Gold & Silver Ltd.

Name of Subsidiary	Country of Incorporation	Principal Activity	Proportion of Ownership Interest
			December 31, 2022	March 31, 2022
Sierra Gold & Silver Ltd.	USA	Holding Company	100%	100%
Sequoia Gold & Silver Ltd.	Canada	Holding Company	100%	100%

All intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

Use of estimates and judgments

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates.

Significant accounting judgments

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

i)	Assessment of any indicators of impairment of the carrying value of the Company’s exploration and evaluation assets;

ii)	The ability of the Company to continue as a going concern; and

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Use of estimates and judgments (cont’d...)

iii)	Contingencies by their nature, will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company is involved in certain legal claims as described in note 15, and the likelihood or outcomes of these claims involves the exercise of significant judgement.

Critical accounting estimates

Key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year include, but are not limited to, the following:

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand and cash equivalents. Cash equivalents are short-term, highly liquid holdings that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company does not currently hold any cash equivalents.

Foreign currency translation

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated at the period end date exchange rates.

The functional currency of the parent entity and Sequoia Gold & Silver Ltd. is the Canadian dollar, which is also the presentation currency of our consolidated financial statements. The functional currency of Sierra Gold & Silver Ltd. is the United States dollar.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation as follows:

(i)          Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

(ii)          Income and expenses for each statement of comprehensive income (loss) are translated at the average exchange rate for the period; and

(iii)         All resulting exchange differences are recognized in other comprehensive income (loss) as cumulative translation adjustments.

Exchange differences that arise relating to long-term intercompany balances that form part of the net investment in a foreign operation are also recognized in a separate component of equity through other comprehensive income (loss).

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in this separate component of equity is recognized in profit or loss.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the period the expense costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, the cost of the asset is reduced by the amount of the grant and the grant is recognized as a reduced depreciation expense over the expected useful life of the asset.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Mineral properties – exploration and evaluation assets

Pre-exploration costs

Pre-exploration costs are expensed in the year in which they are incurred.

Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, all costs related to the acquisition, exploration and evaluation of the property are capitalized. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to profit or loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mines under construction”. Exploration and evaluation assets are tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Exploration and evaluation assets are classified as intangible assets.

The Company enters into farm-out arrangements, whereby the Company will transfer part of a mineral interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash or other consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess consideration accounted for as a gain on disposal.

The Company accounts for mining tax credits on a cash basis and are applied as a reduction to capitalized exploration costs.

Provision for environmental rehabilitation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of exploration and evaluation assets and equipment. The net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision.

Decommissioning obligations:

The Company’s activities may give rise to dismantling, decommissioning and site disturbance re-mediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the reporting date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases due to changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Contingencies

A contingent liability is a possible obligation, and a contingent asset is a possible asset, that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. A contingent liability may also be a present obligation that arises from past events that is not recognized because it is not probable that an outflow of economic resources will be required to settle the obligation or the amount of the obligation cannot be measured reliably.

Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the Company’s long-lived assets, including mineral property interests, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Financial instruments

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flows characteristics of the financial asset.

The classification of debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest.

If the business model is not to hold the debt instrument, it is classified as fair value through profit or loss (“FVTPL”). Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

The Company classifies its financial assets into one of the categories described below, depending on the purpose for which the asset was acquired. Management determines the classification of its financial assets at initial recognition.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at fair value through other comprehensive income (“FVTOCI”).

Fair value through profit or loss (“FVTPL”) – Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the statement of loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Fair value through other comprehensive income (“FVTOCI”) - Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

Financial assets at amortized cost - A financial asset is measured at amortized cost using the effective interest method if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Financial instruments (cont’d...)

The following table shows the classification and measurement of the Company’s financial instruments under IFRS 9:

Financial assets/liabilities	Classification and measurement
Cash	at amortized cost
Long-term investment	FVTPL
Net investment in sublease	at amortized cost
Accounts payable and accrued liabilities	at amortized cost
Lease obligation	at amortized cost
Short-term loans payable	at amortized cost
Long-term loans payable	at amortized cost

Financial liabilities other than derivative liabilities are recognized initially at fair value and are subsequently stated at amortized cost. Transaction costs on financial assets and liabilities other than those classified at FVTPL are treated as part of the carrying value of the asset or liability. Transaction costs for assets and liabilities at FVTPL are expensed as incurred.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Impairment of financial assets at amortized cost

The Company recognizes the expected credit losses (“ECL”) model on a forward-looking basis on financial assets that are measured at amortized cost, contract assets and debt instruments carried at FVTOCI.

At each reporting date, the Company measures the ECL for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the ECL for the financial asset at an amount equal to twelve month expected credit losses. The Company applies the simplified method and measures a loss allowance equal to the lifetime expected credit losses for trade receivables.

The Company recognizes in profit and loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized. The loss allowance was $Nil as at December 31, 2022.

Derecognition of financial assets and financial liabilities

A financial asset is derecognized when the contractual right to the asset’s cash flows expire; or if the Company transfers the financial asset and substantially all risks and rewards of ownership to another entity.

The Company derecognizes a financial liability when its obligations are discharged, cancelled or expired.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affects neither accounting nor taxable loss, or differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the period ended December 31, 2022, 17,065,000 (March 31, 2022 – 11,965,000) stock options, 1,488,235 (March 31, 2022 – 14,067,213) warrants and 500,000 (March 31, 2022 – 12,499,996) performance share units were not included in the calculation of dilutive earnings per share as their inclusion was anti-dilutive.

Loss per share is calculated using the weighted average number of common shares outstanding during the period.

Share-based payments

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services similar to those performed by an employee.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Share-based payments (cont'd...)

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized in share-based payment reserve over the vesting period. Consideration paid for the shares along with the fair value recorded in share-based payment reserve on the exercise of stock options is credited to capital stock. When vested options are cancelled, forfeited, or are not exercised by the expiry date, the amount previously recognized in share-based payment reserve is transferred to accumulated losses (deficit). The Company estimates a forfeiture rate and adjusts the corresponding expense each period based on an updated forfeiture estimate.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received. Where the terms and conditions of options are modified, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

For performance share units and stock options with vesting containing a market condition, the grant date fair value is measured using the Monte Carlo model to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The expense recognized for performance-based stock-options is based on an estimation of the probability of achieving the market condition and the timing of the achieving of the market condition, which is difficult to predict. The fair value is recognized straight line over the life of the performance share units or stock options which vest based on a market condition. Upon achieving a market condition, the awards shall vest and any unvested fair value related to the vested awards will be accelerated and recognized.

Share issue costs

Share issue costs are deferred and charged directly to capital stock on completion of the related financing. If the financing is not completed, share issue costs are charged to operations. Costs directly identifiable with the raising of capital will be charged against the related capital stock.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

Flow-through shares

Canadian Income Tax legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby the premium paid for the flow-through shares in excess of the market value of the shares without flow-through features at the time of issue is credited to other liabilities and included in profit or loss at the same time the qualifying expenditures are made.

Leases

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company’s incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest. Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability. Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs. The Company subsequently measures the right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability. Right-of-use assets are depreciated over the shorter of the asset’s useful life or the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset’s useful life.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Leases (cont’d...)

When the Company enters into a sublease, it determines at lease inception date whether each sublease is a finance lease or an operating lease based on whether the contract transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the sublease is a financial lease: if not then it is an operational lease.

For financial leases, and when the Company acts as intermediate lessor, it recognizes a sublease receivable and derecognizes the right-of-use assets relating to the head lease that it transfers to the sub leases. Right-of-use assets and net investment in sublease receivables relating to the subleases are measured in the same way as the right-of-use assets and lease liabilities for the head lease, using the same discount rate for the actualization of future payments to be received.

New accounting standards issued and effective

Certain new standards, interpretations, and amendments to existing standards have been issued by the IASB or IFRC that are mandatory for accounting years beginning on or after January 1, 2022. New accounting pronouncements that are not applicable or are not consequential to the Company have been excluded in the preparation of these condensed interim consolidated financial statements.

i)

Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37) - The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (example would be the allocation of the depreciation charge for property, plant and equipment used in fulfilling the contract).

These amendments are effective for reporting periods beginning on or after January 1, 2022. The adoption of this new accounting standard had no material impact on the Company’s condensed interim consolidation financial statements for the current period.

A number of new standards, and amendments to standards and interpretations, are not effective and have not been early adopted in preparing these condensed interim consolidated financial statements. The following accounting standards and amendments are effective for future periods:

i)	Classification of Liabilities as Current or Non-current (Amendments to IAS 1) - The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2023.

The adoption of this new accounting standard is not expected to have a material impact on the Company’s condensed interim consolidation financial statements for the current period.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

4.	LONG-TERM INVESTMENT

	December 31, 2022			March 31, 2022
	Number of shares	Cost	Fair Value	Number of shares	Cost	Fair Value
Alchemist Mining Inc.	10,000	$9,500	$4,000	10,000	$9,500	$8,000

On August 20, 2014, the Company received 100,000 common shares of Alchemist Mining Inc. (“Alchemist”), a corporation of which the CEO is a family member of the Company’s former CEO, at a fair value of $5,500 related to the Tchentlo Lake property. Alchemist shares were initially valued at the trading price of $0.055 per share.

On August 20, 2016, the Company received 100,000 common shares of Alchemist related to the amended Tchentlo Lake property. These shares were initially valued at the trading price of $0.04 per share.

The Company classified the Alchemist shares as an investment at fair value through profit or loss.

Effective November 19, 2021, Alchemist Mining Inc. consolidated its common shares on a 20:1 basis.

At December 31, 2022, the Company valued the shares at $4,000 (March 31, 2022 - $8,000) and recorded an unrealized loss of $4,000 (March 31, 2022 - $Nil) from changes in the fair value.

5.	LEASES

For the nine month period ending December 31, 2022, interest expense on the lease obligation was $8,097 (2021 - $14,075). The lease term matures on September 30, 2023. The below tables show the continuity of lease obligation and the reconciliation between the undiscounted and discounted balances:

Lease obligation, March 31, 2021	$150,218
Interest expense	17,749
Payments made	(71,627)
Lease obligation, March 31, 2022	96,340
Interest expense	8,097
Payments made	(53,720)
Lease obligation, December 31, 2022	50,717
Current portion	(50,717)
Non-current portion	$-

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

5.	LEASES (cont’d...)

December 31, 2022
Less than one year	$53,720
Greater than one year	-
Total lease obligation - undiscounted	53,720
Unamortized interest	(3,003)
Total lease obligation - discounted	$50,717

The weighted average incremental borrowing rate applied to the lease liabilities on April 1, 2019 was 15%.

During the year ended March 31, 2021, the Company amended the lease agreement and recognized a loss on lease amendment of $8,956. During the year ended March 31, 2021, the Company also recognized a gain on sublease of $4,295.

For the period ending December 31, 2022, finance income of the net investment in sublease was $7,432 (2021 - $12,918). The sublease term matures on September 30, 2023. The below tables show the continuity of net investment in sublease and the reconciliation between the undiscounted and discounted balances:

Net investment in sublease, March 31, 2021	$137,772
Finance income	16,290
Payments received	(65,702)
Net investment in sublease, March 31, 2022	88,360
Finance income	7,432
Payments received	(49,277)
Net investment in sublease, December 31, 2022	46,515
Current portion	(46,515)
Non-current portion	$-

December 31, 2022
Less than one year	$49,276
Greater than one year	-
Total net investment in sublease – undiscounted	49,276
Unamortized finance income	(2,761)
Total net investment in sublease – discounted	$46,515

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

6.	EXPLORATION AND EVALUATION ASSETS

During the period ended December 31, 2022, the following exploration expenditures were incurred on the exploration and evaluation assets:

	Zoro Property	Grass River Property	Winston Property	Peg North Property	Jean Lake Property	Jol Lithium Property	Total

Acquisition costs
Balance, March 31, 2022	$1,909,407	$40,500	$1,200,586	$-	$50,000	$-	$3,200,493
Cash	-	-	58,150	100,000	50,000	8,000	216,150
Shares	-	-	-	100,000	50,000	2,454	152,454
Other	-	3,000	67,717	-	-	-	70,717
Balance, December 31, 2022	1,909,407	43,500	1,326,453	200,000	150,000	10,454	3,639,814

Exploration costs
Balance, March 31, 2022	3,402,511	-	244,216	-	343,902	-	3,990,629
Assay	626	-	-	-	-	-	626
Geological and consulting	696,178	412,874	82,662	465,234	1,542,997	38,365	3,238,310
Exploration cost recovery	-	-	-	-	(100,000)	-	(100,000)
Balance, December 31, 2022	4,099,315	412,874	326,878	465,234	1,786,899	38,365	7,129,565

Total Balance, December 31, 2022	$6,008,722	$456,374	$1,653,331	$665,234	$1,936,899	$48,819	$10,769,379

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

6.	EXPLORATION AND EVALUATION ASSETS (cont’d…)

During the year ended March 31, 2022, the following exploration expenditures were incurred on the exploration and evaluation assets:

	Zoro Property	Grass River Property	Winston Property (as restated – Note 17)	Jean Lake Property	Total

Acquisition costs
Balance, March 31, 2021	$1,764,444	$-	$1,121,057	$-	$2,885,501
Cash	75,000	40,500	79,529	25,000	220,029
Shares	69,963	-	-	25,000	94,963
Balance, March 31, 2022	1,909,407	40,500	1,200,586	50,000	3,200,493

Exploration costs
Balance, March 31, 2021	3,203,419	-	174,732	-	3,378,151
Assay	1,216	-	4,712	-	5,928
Drilling	150,633	-	-	-	150,633
Geological and consulting	47,243	-	64,772	543,902	655,917
Exploration cost recovery	-	-	-	(200,000)	(200,000)
Balance, March 31, 2022	3,402,511	-	244,216	343,902	3,990,629

Total balance, March 31, 2022	$5,311,918	$40,500	$1,444,802	$393,902	$7,191,122

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

6.	EXPLORATION AND EVALUATION ASSETS (cont’d...)

Zoro Property

Zoro I

The Company has a 100% interest in the Zoro I Claim in the Snow Lake area in Manitoba by paying a total of $150,000 in cash and issuing 7,000,000 common shares (valued at $635,000).

In addition, during the year ended March 31, 2017, the Company issued 1,000,000 common shares to an arm’s length party at a fair value of $135,000 as a finder’s fee on the Zoro I option agreement.

Zoro North

The Company has earned a 100% interest in ground contiguous with its Zoro 1 near Snow Lake, Manitoba subject to a 2% NSR by paying a total of $250,000 in cash, issuing $250,000 in shares (2,632,803 shares issued) and incurring $1,000,000 of exploration expenditures.

The Company can acquire an undivided fifty percent interest in the NSR, being one-half of the NSR or a 1% Net Smelter Return from by making a $1,000,000 cash payment, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production.

During the option period, the Company will be solely responsible for carrying out and administering exploration, development and mining work on the property and for maintaining the property in good standing.

Manitoba Lithium

The Company has earned a 100% interest in all lithium-bearing pegmatite dykes on three contiguous claims in Manitoba by paying $250,000 in cash and issuing $250,000 in shares (2,724,674 shares issued).

The property is subject to a 2% NSR. The Company can acquire an undivided fifty percent interest in the NSR, being one-half of the NSR or a 1% Net Smelter Return from Strider Resources Limited (“Strider”) by making a $1,000,000 cash payment to Strider, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production.

During the option period, the Company is responsible for carrying out and administering exploration, development and mining work on the property and for maintaining the property in good standing.

Grass River Property

During the year ended March 31, 2022, the Company staked claims on the Grass River Property in the Snow Lake area of Manitoba for $40,500. During the period ended December 31, 2022, the Company staked claims on the Grass River Property in the Snow Lake area of Manitoba for $3,000.

Peg North Property

During the period ended December 31, 2022, the Company entered into an option agreement to acquire a 100% interest in the Peg North claims located in the historic Snow Lake mining district in Manitoba upon completion of the following:

a)	Cash payments of $750,000 as follows;

i)	Cash payment of $100,000 on or before June 23, 2022 (paid);

ii)	Cash payment of $100,000 on or before June 9, 2023;

iii)	Cash payment of $100,000 on or before June 9, 2024;

iv)	Cash payment of $150,000 on or before June 9, 2025;

v)	Cash payment of $150,000 on or before June 9, 2026;

vi)	Cash payment of $150,000 on or before June 9, 2027; and

b)	Issuance of $750,000 in shares of the Company as follows;

i)	Issue $100,000 in common shares on or before June 23, 2022 (issued 526,316 shares);

ii)	Issue $100,000 in common shares on or before June 9, 2023;

iii)	Issue $100,000 in common shares on or before June 9, 2024;

iv)	Issue $150,000 in common shares on or before June 9, 2025;

v)	Issue $150,000 in common shares on or before June 9, 2026

vi)	Issue $150,000 in common shares on or before June 9, 2027; and

c)	Incurring exploration expenditures totaling $3,000,000 (incurred $465,264) due on or before June 9, 2027.

The property is subject to a 2% NSR for which the Company can make a one-time $1,500,000 payment to re-purchase 1% of the NSR once 100% interest has been achieved.

6.	EXPLORATION AND EVALUATION ASSETS (cont’d...)

Hidden Lake Property

During the period ended December 31, 2022, the Company sold its 60% interest in the Hidden Lake Project in Yellowknife, NWT for $3,500,000 resulting in a gain on sale of property of $3,500,000.

Winston Property

During the nine-month period ended December 31, 2022, the Company amended the terms of the option agreement and acquired a 100% interest in the Winston Property by issuing a US$75,000 promissory note (US$25,000 paid). The promissory note is due on October 15, 2023 and is non interest bearing.

In accordance with the terms and condition of the underlying purchase agreement in order to complete the acquisition of the Ivanhoe/Emporia claims, the Company is required to pay the original owner of the claims the remaining purchase price of US$361,375 (US$42,000 paid). Before the remaining purchase price is paid in full, the Company is subject to a minimum monthly royalty payment based on monthly average silver price which reduces the remaining purchase price once paid. The accrued minimum monthly royalty payments outstanding as of December 31, 2022 totals US$225,125 (March 31, 2022 - US$207,125). The agreement also entitles the owner to a permanent production royalty of 2% of NSR.

Prior to acquiring the 100% interest, during prior fiscal years, the Company had the following option agreements which are now superseded:

During the year ended March 31, 2015, the Company entered into an option agreement with Redline Minerals Inc., Redline Mining Corporation and Southwest Land & Exploration Inc. (collectively, the “Optionors”) to acquire up to an 80% interest in the Winston Property consisting of the Little Granite claims and the Ivanhoe/Emporia claims located in Sierra County, New Mexico, U.S.A.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

6.	EXPLORATION AND EVALUATION ASSETS (cont’d...)

Winston Property (cont’d...)

During the years ended March 31, 2016 and 2017, the Company amended the option agreement with the Optionors to acquire an initial 50% interest upon completion of the following:

a)	Cash payment of non-refundable deposits of $35,000 (paid);

b)	Cash payments of $81,250 (paid);

c)	Cash payment of $13,750 on or before November 15, 2014 (paid);

d)	Share issuance of 300,000 common shares of the Company on January 15, 2015 (issued);

e)	Cash payments of $120,000 as follows;

vii)	Cash payment of $40,000 on or before February 28, 2016 (paid);

viii)	Cash payment of $40,000 on or before June 1, 2016 (paid);

ix)	Cash payment of $40,000 on or before June 1, 2017 (see amended terms below);

f)	Issuance of 2,500,000 common shares (1,500,000 shares issued) of the Company as follows;

vii)	Issue 500,000 common shares on or before October 17, 2014 (issued);

viii)	Issue 500,000 common shares on or before October 17, 2015 (issued);

ix)	Issue 500,000 common shares on or before October 17, 2016; (issued)

x)	Issue 500,000 common shares on or before October 17, 2017 (see amended terms below);

xi)	Issue 500,000 common shares on or before October 17, 2018 (see amended terms below); and

g)	Incurring exploration expenditures totaling $300,000 due on or before October 17, 2017 (see amended terms below).

The agreement was also amended to include a further option to acquire up to an additional 30% (80% in total interest).

In exchange for the amendment of the option agreement, the Company issued 100,000 common shares at a fair value of $3,000 on February 26, 2016.

During the year ended March 31, 2017, the Company made a $25,000 cash payment to the original vendors of the Winston Property.

During the year ended March 31, 2018, the Company’s wholly owned subsidiary offered to acquire a 100% interest to the claims from the Optionors by completing the following:

a)	Cash payment of $35,000 (paid);

b)	Issuance of 2,500,000 common shares of the Company (issued and valued at $275,000); and

c)	Issuance of a $50,000 non-interest-bearing promissory note which is repayable on August 24, 2017 (issued and repaid).

In accordance with the terms and condition of the underlying purchase agreement in order to complete the acquisition of the Little Granite claims, the Company is required to make the following payments:

a)	Cash payments of US $12,000 on or before July 15, 2017 (paid)

b)	Cash payments of US $6,000 on or before March 31, 2018 (paid);

c)	Cash payments of US $12,000 on or before July 15, 2018 (paid);

d)	Cash payments of US $12,000 on or before July 15, 2019 (paid);

e)	Cash payments of US $12,000 on or before July 15, 2020 (paid);

f)	Cash payment of US $19,000 on or before October 1, 2020 (paid);

g)	Cash payment of US $19,000 on or before October 1, 2021 (paid);
h)	Cash payments of US $380,000 on or before October 1, 2022 (paid US$19,000) (see amended terms above).

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

6.	EXPLORATION AND EVALUATION ASSETS (cont’d...)

Jean Lake Property

On July 30, 2021, the Company entered into an option agreement with Mount Morgan Resources Ltd. to acquire a 100% interest in Jean Lake lithium-gold project located in Manitoba.

The option agreement provides for the Company to earn a 100% interest over 4 years by cash payments and share issuances to Mount Morgan Resources Ltd. and exploration expenditures as follows:

i)	$25,000 cash (paid) and common shares of the Company having a value of $25,000 (250,000 shares issued) on or before August 1, 2021;

ii)	$50,000 cash (paid), $50,000 in common shares (335,235 shares issued) and $50,000 exploration expenditures (incurred) on or before August 1, 2022;

iii)	$50,000 cash, $50,000 in common shares and $50,000 (further) exploration expenditures (incurred) on or before August 1, 2023;

iv)	$50,000 cash, $50,000 in common shares and $50,000 (further) exploration expenditures (incurred) on or before August 1, 2024;

v)	$75,000 cash, $75,000 in common shares and $50,000 (further) exploration expenditures (incurred) on or before August 1, 2025.

Once the Company earns the interest, the Company will grant a 2% NSR to Mount Morgan Resources Ltd. The NSR may be reduced to 1% by the Company’s payment of $1,000,000 to the NSR holder.

During the year ended March 31, 2022, the Company entered into an agreement with Manitoba Government to receive a grant of $300,000 for drill program on Jean Lake and Zoro Lithium properties and received $200,000 during the year ended March 31, 2022 and $100,000 during the period ended December 31, 2022.

Jol Lithium Property

During the period ended December 31, 2022, the Company entered into an option agreement to acquire a 100% interest in the MB3530 claim in the Snow Lake area in Manitoba. To earn the interest, the Company paid $8,000 and issued 18,181 common shares. The property is subject to a 2% NSR.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payables and accrued liabilities for the Company are broken down as follows:

	Note	December 31, 2022	March 31, 2022

Trade payables		$625,620	$603,002
Royalty payables		304,896	261,685
Accrued liabilities		194,634	68,778
Due to related parties	11	153,318	99,027
Total		$1,278,468	$1,032,492

8.	SHORT-TERM LOANS PAYABLE

	December 31, 2022	March 31, 2022

Loans payable on demand, unsecured with no interest and no fixed term	$2,500	$2,500
Loans payable on demand, unsecured with 10% interest per annum and no fixed term	5,000	5,000
Loans payable on May 10, 2023 unsecured with 8.35% interest per annum	1,152,413	-
US $50,000 promissory note (Note 6)	67,717	-
	$1,227,630	$7,500

During the period ended December 31, 2022, the Company entered into a loan agreement with a related party to borrow $1,145,520, inclusive of a prior advance of $145,520 (“Initial Advance”) included in short-term loans payable owing to a director of the Company. The loan accrues interest at a rate of 8.35%, payable monthly, and matures on May 10, 2023. The loan is secured against all goods of the Company. The Company paid an aggregate of $56,000 in interest during the period ended December 31, 2022.

9.	LOANS PAYABLE

During the year ended March 31, 2021, the Company received a loan of $40,000 for the Canada Emergency Business Account to provide emergency support to business due to the impact of COVID-19. The loan is non-interest bearing until December 31, 2023, after which it will incur interest at 5% per annum. If the principal of $30,000 is fully repaid on or before December 31, 2023, the remaining $10,000 will be forgiven.

10.	CAPITAL STOCK AND RESERVES

a)	Authorized capital stock:

As at December 31, 2022, the authorized capital stock of the Company was:

i)	Unlimited number of common shares without par value.

ii)	All issued shares are fully paid.

b)	Issued capital stock:

During the period ended December 31, 2022, the Company:

●	issued 650,000 common shares upon exercise of options for gross proceeds of $77,750, resulting in a reallocation of share-based reserves of $78,528 from reserves to share capital. The weighted average share price on the date of the option exercises was $0.24.

●	issued 10,637,489 common shares upon exercise of warrants for gross proceeds of $1,059,017.

●	issued 526,316 common shares at a value of $100,000 as part of the acquisition payments for the Peg North Option Agreement (see note 6).

●	issued 18,181 common shares at a value of $2,454 as part of the acquisition payments for the Snow Lake Option Agreement (see note 6).

●	closed a non-brokered private placement of 4,887,668 flow-through common shares at $0.34 per common shares for gross proceeds of $1,661,807. Cash finder’s fees of $99,624 were paid on the financings and the Company issued 288,235 share purchase finders warrants. Each finders warrant entitles the holder to purchase one common share at a price of $0.20 for a two-year period. A value of $855,342 was attributed to the flow-through premium liability in connection with the financing. As at December 31, 2022, the Company has fulfilled $1,186,784 of the flow-through exploration commitments.

●	issued 335,235 common shares at a value of $50,000 as part of the acquisition payments for the Jean Lake Option Agreement (see note 6).

●	issued 500,000 common shares valued at $177,500 pursuant to PSU redemption to a related party.

During the year ended March 31, 2022, the Company:

●	issued 9,335,000 common shares upon exercise of options for gross proceeds of $850,575. The weighted average share price on the date of the option exercises was $0.24.

●	issued 7,756,667 common shares upon exercise of warrants for gross proceeds of $741,889.

●	closed a non-brokered private placement of 2,008,324 units at $0.17 per unit for gross proceeds of $341,415. Each unit consists of one common share and one share purchase warrant. The warrant entitles the holder to purchase one additional common share for a period of 18 months at a price of $0.25 per share.

●	issued 250,000 common shares at a value of $25,000 as part of the acquisition payments for the Jean Lake Option Agreement (see note 6).

●	issued 559,701 common shares at a value of $69,963 as part of the acquisition payments for the Zoro North Option Agreement (see note 6).

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

10.	CAPITAL STOCK AND RESERVES (cont’d…)

b)	Issued capital stock: (cont’d…)

●	closed a non-brokered private placement of 2,390,000 units at $0.105 per unit for gross proceeds of $250,950. Each unit consists of one common share and one share purchase warrant. The warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.13 per share.

●	issued 408,884 common shares valued at $42,933 to settle $42,933 of services with a non-related party.

●	reinstated 200,000 options previously forfeited.

●	issued 1,000,000 common shares valued at $380,000 to settle $279,644 of debt with a non-related party and recorded $100,356 as loss on the settlement.

●	issued 1,500,000 common shares valued at $532,500 pursuant to PSU redemption to a related party.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

10.	CAPITAL STOCK AND RESERVES (cont’d…)

c)	Stock options:

The Company follows the policies of the Canadian Securities Exchange under which it is authorized to grant options to executive officers and directors, employees, and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the policies, the exercise price of each option may not be less than the market price of the Company’s stock as calculated on the day before the date of grant. The options can be granted for a maximum term of ten years.

The options shall be subject to such vesting requirements, if any, as may be determined by the Board from time to time provided that options granted to consultants performing “investor relation activities” must vest in stages over 12 months with no more than ¼ of the options granted vesting in any six month period.

During the period ended December 31, 2022, the Company:

●	granted 1,000,000 stock options to a consultant of the Company. The options are exercisable at $0.255 per option for three years with an estimated fair value of $198,300 and vest immediately.

●	granted 400,000 stock options to a consultant of the Company. The options are exercisable at $0.275 per option for three years with an estimated fair value of $83,200 and vest immediately.

●	granted 3,100,000 stock options to a consultant of the Company. The options are exercisable at $0.18 per option for three years with an estimated fair value of $395,600 and vest immediately.

●	granted 1,550,000 stock options to a consultant of the Company. The options are exercisable at $0.19 per option for three years with an estimated fair value of $208,600 and vest immediately.

●	cancelled 300,000 stock options, resulting in a reallocation of share-based reserves of $61,600 from reserves to deficit.

During the year ended March 31, 2022, the Company:

●	granted 250,000 stock options to consultants of the Company. The options are exercisable at $0.105 per option for five years with an estimated fair value of $21,500 and vest immediately.

●	granted 500,000 stock options to consultants of the Company. The options are exercisable at $0.15 per option for five years with an estimated fair value of $66,100 and vest immediately.

●	granted 300,000 stock options to consultants of the Company. The options are exercisable at $0.25 per option for five years with an estimated fair value of $61,600 and vest immediately.

●	granted 5,500,000 stock options to consultants of the Company. The options are exercisable at $0.285 per option for one year with an estimated fair value of $666,100 and vest immediately.

●	granted 500,000 stock options to a consultant of the Company. The options are exercisable at $0.41 per option for five years with an estimated fair value of $163,700 and vest immediately.

●	granted 1,000,000 stock options to a consultant of the Company. The options are exercisable at $0.35 per option for five years with an estimated fair value of $285,300 and vest immediately.

●	granted 750,000 stock options to a consultant of the Company. The options are exercisable at $0.33 per option for two years with an estimated fair value of $150,400 and vest immediately.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

10.	CAPITAL STOCK AND RESERVES (cont’d…)

c)	Stock options: (cont’d…)

●

granted 200,000 stock options to a consultant of the Company. The options are exercisable at $0.31 per option for three years with an estimated fair value of $46,600 and will vest 100% on December 8, 2022. For the year ended March 31, 2022, the Company recorded $3,897 as share-based compensation. For the period ended December 31, 2022, the Company recorded $42,702 as share-based compensation.

Stock option transactions for the period ended December 31, 2022 are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Forfeited/ Expired	Balance December 31, 2022		Exercisable
January 4, 2023	$0.285	5,250,000	-	-	-	5,250,000	*	5,250,000
March 1, 2024	$0.330	750,000	-	-	-	750,000		750,000
March 8, 2025	$0.310	200,000	-	-	-	200,000		200,000
September 2, 2025	$0.255	-	1,000,000	-	-	1,000,000		1,000,000
September 6, 2025	$0.275	-	400,000	-	-	400,000		400,000
November 20, 2025	$0.080	400,000	-	(100,000)	-	300,000		300,000
December 2, 2025	$0.180	-	3,100,000	-	-	3,100,000		3,100,000
December 13,2025	$0.190	-	1,550,000	-	-	1,550,000		1,550,000
January 15, 2026	$0.145	2,065,000	-	(300,000)	-	1,765,000		1,765,000
October 21, 2026	$0.105	250,000	-	(250,000)	-	-		-
November 1, 2026	$0.150	500,000	-	-	-	500,000		500,000
December 3, 2026	$0.250	300,000	-	-	(300,000)	-		-
January 17, 2027	$0.410	500,000	-	-	-	500,000		500,000
February 16, 2027	$0.350	1,000,000	-	-	-	1,000,000		1,000,000
Total		11,215,000	6,050,000	(650,000)	(300,000)	16,315,000		16,315,000

Weighted average exercise price		$0.26	$0.20	$0.12	$0.25	$0.24		$0.24

Weighted average remaining life (years)						1.99

*expired subsequently

The fair value of stock options was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the period ended December 31, 2022	For the year ended March 31, 2022

Fair value per option	$0.21	$0.15
Exercise price	$0.20	$0.29
Expected life (years)	3.00	2.26
Interest rate	3.49%	1.16%
Annualized volatility (based on historical volatility)	118%	114%
Dividend yield	0.00%	0.00%

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

10.	CAPITAL STOCK AND RESERVES (cont’d…)

c)	Stock options: (cont’d…)

Stock option transactions for the year ended March 31, 2022 are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2021	Granted	Exercised	Forfeited/ Expired	Balance March 31, 2022	Exercisable
June 27, 2021	$0.100	250,000	-	-	(250,000)	-	-
January 4, 2023	$0.285	-	5,500,000	(250,000)	-	5,250,000	5,250,000
January 17, 2024	$0.120	-	200,000	(200,000)	-	-	-
March 1, 2024	$0.330	-	750,000	-	-	750,000	750,000
March 8, 2025	$0.310	-	200,000	-	-	200,000	-
June 12, 2025	$0.070	1,950,000	-	(1,950,000)	-	-	-
November 20, 2025	$0.080	6,350,000	-	(5,950,000)	-	400,000	400,000
January 15, 2026	$0.145	3,050,000	-	(985,000)	-	2,065,000	2,065,000
October 21, 2026	$0.105	-	250,000	-	-	250,000	250,000
November 1, 2026	$0.150	-	500,000	-	-	500,000	500,000
December 3, 2026	$0.250	-	300,000	-	-	300,000	300,000
January 17, 2027	$0.410	-	500,000	-	-	500,000	500,000
February 16, 2027	$0.350	-	1,000,000	-	-	1,000,000	1,000,000
Total		11,600,000	9,200,000	(9,335,000)	(250,000)	11,215,000	11,015,000

Weighted average exercise price		$0.10	$0.29	$0.09	$0.10	$0.26	$0.25

Weighted average remaining life (years)						2.45

d)	Performance Stock Options:

During the year ended March 31, 2022, the Company granted 750,000 performance-based stock options to a consultant of the Company. The options are exercisable at $0.285 per option for two years with an estimated fair value of $126,297 and will vest 100% when the closing share price is $0.50 or higher for 3 consecutive trading days. For the year ended March 31, 2022, the Company recorded $Nil as share-based compensation as the fair value will be recorded on a straight-line basis over the life of the performance-based stock option as it was issued on March 31, 2022. For the period ended December 31, 2022, the Company recorded $47,361 as share-based compensation.

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Forfeited/ Expired	Balance December 31, 2022	Exercisable

March 31, 2024	$0.285	750,000	-	-	-	750,000	-
Total		750,000	-	-	-	750,000	-

Weighted average exercise price		$0.285	-	-	-	$0.285	-

Weighted average remaining life (years)						1.25

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

10.	CAPITAL STOCK AND RESERVES (cont’d…)

e)	Performance Share Units: (“PSU”)

For performance-based stock options with a market condition, a Monte Carlo simulation model is used to determine the fair value. The Monte Carlo model utilizes multiple input variables that determine the probability of satisfying the market conditions stipulated in the award. The expense recognized for performance-based options is based on an estimation of the probability of achieving the market condition and the timing of the achieving of the market condition, which is difficult to predict. The following assumptions were used at the time of grant:

	For the period ended December 31, 2022	For the year ended March 31, 2022

Market target price	$0.50	$0.50
Share price	$0.265	$0.30
Expected life (years)	3	2
Interest rate	2.39%	2.27%
Annualized volatility (based on historical volatility)	107.5%	111.2%

Effective January 17, 2022, amended September 7, 2022, the Company’s board of directors adopted a performance -based share unit plan (the “PSU Plan”) which reserved a fixed aggregate of 17,169,535 common shares (being 10% of the Company’s then issued and outstanding common shares”) for issuance upon the redemption of performance-based share award units (each a “PSU”). Under the terms of the PSU Plan, the Company is required to obtain shareholder approval for the PSU Plan within 3 years after its adoption, and at least every three years thereafter. Any PSUs issued are subject to a four month hold from date of issue.

	Number of PSUs Outstanding	Number of PSUs Vested	Weighted Average Grant Date Fair Value	Share-based payment reserve

Balance at March 31, 2021	-	-	$-	$-
PSUs granted	13,999,996	-	0.297	1,063,622
PSUs vested	-	2,500,000	0.355	-
PSUs redeemed	(1,500,000)	(1,500,000)	0.355	(532,500)

Balance at March 31, 2022	12,499,996	1,000,000	0.290	531,122
PSUs granted	8,000,004	-	0.190	-
PSUs vesting through the period	-	-	0.290	341,127
PSUs redeemed	(500,000)	(500,000)	0.355	(177,500)
PSUs forfeited/cancelled	(19,500,000)	-	0.297	(517,249)

Balance at December 31, 2022	500,000	500,000	$0.355	$177,500

On January 31, 2022, the Company granted 13,999,996 PSUs fair valued at $4,156,210, to certain directors and officers under the Company’s PSU Plan. Of the 13,999,996 PSUs granted. 2,500,000 PSUs vested and became redeemable by the holders, and the remaining 11,499,996 PSUs will vest and become redeemable only upon the achievement of certain closing price milestones ranging between $0.50 and $1.75 which will expire on January 31, 2025.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

10.	CAPITAL STOCK AND RESERVES (cont’d…)

e)	Performance Share Units: (cont’d…)

Of the 13,999,996 PSUs granted, 2,500,000 PSUs vested during the year ended March 31, 2022 and the remaining unvested PSUs are expensed straight line over 3 years. During the year ended March 31, 2022, the Company recognized share-based payment expense of $1,063,622. Of the 2,500,000 PSUs that vested, 1,500,000 were converted to common shares during the year-ended March 31, 2022. During the period ended December 31, 2022, the Company recognized share-based payment expense of $135,395.

During the period ended December 31, 2022, the Company granted 2,000,000 PSUs fair valued at $387,379, to a director under the Company’s PSU Plan. The PSUs will vest and become redeemable only upon the achievement of certain closing price milestones ranging between $0.50 and $1.75 which were to expire on April 12, 2025. During the period ended December 31, 2022, the Company recognized share-based payment expense of $60,495.

During the period ended December 31, 2022, the Company modified 6,999,996 unvested PSUs from earlier grants. The modified PSUs are fair valued at $1,025,963 and will vest and become redeemable upon the occurrence of certain capital market liquidity events, with the balance vesting on the achievement of certain closing price milestones ranging between $0.39 and $1.36. The Company recognized $78,204 in share-based compensation expense.

During the period ended December 31, 2022, the Company granted 6,000,004 PSUs fair valued at $1,288,898, to directors under the Company’s PSU Plan. The PSUs will vest and become redeemable upon the occurrence of certain capital market liquidity events, with the balance vesting on the achievement of certain closing price milestones ranging between $0.39 and $1.36. The Company recognized $67,032 in share-based compensation expense.

During the period ended December 31, 2022, 19,500,000 unvested PSUs were cancelled. Upon cancellation $517,248 of previously recognized share-based compensation expense was reversed from reserves directly to deficit.

f)       Unit warrants:

A continuity of the unit warrants granted is as follows:

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Cancelled/ Expired	Balance December 31, 2022

August 28, 2022	$0.075	2,688,889	-	(2,688,889)	-	-
August 28, 2022	$0.10	6,080,000	-	(6,080,000)	-	-
October 29, 2022	$0.25	1,808,324	-	(178,600)	(1,629,724)	-
December 15, 2022	$0.10	1,100,000	-	(500,000)	(600,000)	-
December 2, 2023	$0.13	2,390,000	-	(1,190,000)	-	1,200,000
Total		14,067,213	-	(10,637,489)	(2,229,724)	1,200,000
Weighted average exercise price		$0.12	-	$0.10	$0.21	$0.13
Weighted average remaining life (years)						0.45

During the year ended March 31, 2022, the Company issued 4,398,324 unit warrants in connection with private placement financings. Based on the residual method, no value was allocated to the unit warrants issued. A continuity of the unit warrants granted is as follows:

Expiry Date	Exercise Price	Balance March 31, 2021	Granted	Exercised	Cancelled/ Expired	Balance March 31, 2022

August 28, 2022	$0.075	5,240,000	-	(2,551,111)	-	2,688,889
August 28, 2022	$0.10	7,285,556	-	(1,205,556)	-	6,080,000
December 15, 2022	$0.10	4,900,000	-	(3,800,000)	-	1,100,000
October 29, 2022	$0.25	-	2,008,324	(200,000)	-	1,808,324
December 2, 2023	$0.13	-	2,390,000	-	-	2,390,000
Total		17,425,556	4,398,324	(7,756,667)	-	14,067,213

Weighted average exercise price		$0.09	$0.18	$0.10	$0.00	$0.12

Weighted average remaining life (years)						0.67

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

10.	CAPITAL STOCK AND RESERVES (cont’d…)

f)	Unit warrants: (cont’d…)

g)	Agent warrants:

During the period ended December 31, 2022, the Company issued 288,235 agent warrants in connection with private placement financings. A continuity of the unit warrants granted is as follows:

Expiry Date	Exercise Price	Balance March 31, 2022	Granted	Exercised	Cancelled/ Expired	Balance December 31, 2022

July 19, 2024	$0.200	-	288,235	-	-	288,235
Total		-	288,235	-	-	288,235

Weighted average exercise price		-	$0.20	-	-	$0.20

Weighted average remaining life (years)						1.55

The fair value of stock options was calculated using the Black-Scholes option pricing model with the following weighted average assumptions::

	For the period ended December 31, 2022	For the year ended March 31, 2022

Fair value per option	$0.14	-
Exercise price	$0.20	-
Expected life (years)	2.00	-
Interest rate	3.30%	-
Annualized volatility (based on historical volatility)	120%	-
Divdend yield	0.00%	-

h)	Reserves:

Reserves comprise of share-based payments, warrant reserves and PSU reserves.

11.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them. The remuneration of directors and other members of key management personnel during the nine month period ended December 31, 2022 as follows:

For the period ended December 31, 2022 Paid or accrued to:	Management and director fees	Investor relation fees	Share-based payments	Total
Key management personnel:
Current and former directors, officers and companies controlled by them	$270,569	$66,530	$736,726	$1,073,825

For the period ended December 31, 2021 Paid or accrued to:	Management fees	Share-based payments	Total
Key management personnel:
Current and former directors, officers and companies controlled by them	$313,379	$-	$313,379

Short term related party loan payable (Note 8).

The amounts due to related parties included in accounts payable and accrued liabilities are as follows:

	As at December 31, 2022	As at March 31, 2022
Current and former directors, officers and companies controlled by them	$156,647	$99,027

The amounts due are unsecured, non-interest bearing, and have no specific terms of repayment.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

12.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

During the period ended December 31, 2022, significant non-cash investing and financing transactions included:

i.	included in accounts payable and accrued liabilities is $738,624 related to exploration and evaluation assets.

ii.	included in short-term loans payable is $67,717 related to exploration and evaluation assets.

iii.	issued 879,732 common shares with a fair value of $152,454 for the acquisition of exploration and evaluation assets.

iv.	issuance of 650,000 common shares upon exercise of options resulting in a reallocation of share-based reserves of $78,528 from reserves to share capital.

v.	issued 500,000 common shares pursuant to PSU redemption resulting in a reallocation of share-based reserves of $177,500 from reserves to share capital.

vi.	issued 288,235 share purchase finders warrants valued at $22,000.

vii.	cancelled 300,000 options resulting in a reallocation of share-based reserves $61,600 from reserves to deficit.

viii.	cancelled 19,500,000 PSUs resulting in a reallocation of share-based reserves $517,248 from reserves to deficit.

During the period ended December 31, 2021, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities is $424,915 related to exploration and evaluation assets.

b)	issuance of 3,750,000 common shares upon exercise of options resulting in a reallocation of share-based reserves of $264,191 from reserves to share capital.

c)	issued 809,701 common shares with a fair value of $94,963 for the acquisition of exploration and evaluation assets.

d)	issued 408,884 common shares with a fair value of $42,933 for the services.

13.	SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	December 31, 2022	March 31, 2022
Exploration and evaluation assets
Canada	$9,116,048	$5,746,320
United States	1,653,331	1,444,802
	$10,769,379	$7,191,122

14.	FINANCIAL RISK MANAGEMENT

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e. capital stock, reserves and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. The Company’s overall strategy remains unchanged from fiscal year 2022.

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

14.	FINANCIAL RISK MANAGEMENT (cont’d…)

Fair value (cont’d...)

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair value of the Company’s long-term investment constitutes a Level 1 fair value measurement.

The carrying value of cash, accounts payable and accrued liabilities, accounts receivable, current portion of net investment in sublease, lease obligation and short-term loans payable approximate their fair value because of the short-term nature of these instruments.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and net investment in sublease. The Company limits its exposure to credit loss by placing its cash with major Canadian financial institutions and monitors the incoming sublease monthly payments to ensure they are current.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2022, the Company had a cash balance of $2,312,446 (March 31, 2022 – $235,455) to settle current liabilities of $2,841,312 (March 31, 2022 - $1,101,946). All of the Company’s financial liabilities except lease obligation and loan payable have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

a)	Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company’s cash does not have significant exposure to interest rate risk.

b)	Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and option agreement payments that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

c)	Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

15.	CONTINGENCIES

During the year ended March 31, 2022, the Company filed a claim against certain previous directors of the Company for wrongful transfer of funds in the amount of $157,185 for alleged deferred compensation to these directors. As a result of the claim against the Company, alleging that they are entitled to the compensation that had been garnished, and are also entitled to termination or change of control clauses as per their alleged management agreements. The amounts were garnished and later released as part of the settlement agreement detailed below.

The previous directors have also filed a counter claim against the Company, alleging that they are entitled to the compensation that has been garnished and being held in escrow, and are also entitled to termination or change of control clauses as per their alleged management agreements. The alleged management agreements would entitle each of the two directors to 12 months compensation in lieu of notice to termination without cause or 24 months of compensation if their agreements were terminated and within 6 months of a change of control of the Company, which includes a change in power to elect a majority of the board of directors or otherwise direct the management of the Company through proxies, voting agreements, or otherwise. Per the counter claim, the management agreement containing these clauses had allegedly been executed during the year prior to their dismissal and the change in control.

Subsequent to December 31, 2022, the Company reached an agreement to settle the claim and counterclaim by the release of the funds held in court to the defendants and a nominal payment which has been made.

During the period ended December 31, 2022, the Company received correspondence from legal counsel to a former officer and alleging the former officer was in an employment relationship with the Company and the Company failed to pay him wages and severance, claiming damages from alleged wrongful dismissal, bad faith damages and related claims. The claim also alleged that the Company did not have the legal right to cancel 6,500,000 outstanding PSU’s. The Company has made an assessment on the validity of the claims and, at this time, the probability and amounts of any potential loss resulting from such claims is not determinable and no amounts have been accrued for any potential liability resulting from this in these condensed interim consolidated financial statements.

During the period ended December 31, 2022, the Company received correspondence from legal counsel to a former officer of the Company alleging the former officer was in an employment relationship with the Company and the Company failed to pay him wages and severance alleging he has been subject to inappropriate conduct in the course of his alleged employment . The claim also alleged that the Company did not have the legal right to cancel 3,500,000 outstanding PSU’s. The Company has made an assessment on the validity of the claims and, at this time, the probability and amounts of any potential loss resulting from such claims is not determinable and no amounts have been accrued for any potential liability resulting from this in these condensed interim consolidated financial statements.

The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company assesses our potential liability by analyzing our litigation and regulatory matters using available information. The Company develops our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in Canadian dollars)

December 31, 2022

16.	SUBSEQUENT EVENT

Subsequent to the period ended December 31, 2022:

i.	500,000 outstanding vested PSUs were redeemed.

ii.	entered into an agreement with Manitoba Government to receive a grant of $300,000 for drill program on Jean Lake and Zoro Lithium properties.

17.	PRIOR YEAR RESTATEMENT

During the year ended March 21, 2022, management determined that there was an error pertaining to exploration and evaluation assets and accounts payable and accrued liabilities. This error was the result of the under accrual of payments required on the Company’s Winston mineral property (see note 6). The comparatives of the Company for the year ended March 31, 2021 have therefore been restated.

Effects of these adjustments on the consolidated statement of financial position as at March 31, 2021 are as follows:

	March 31, 2021 as originally presented	Adjustments	March 31, 2021 restated
Exploration and evaluation assets	$6,032,097	$231,555	$6,263,652
Accounts payable and accrued liabilities	$745,792	$231,555	$977,347

The correction of errors did not have an impact on total cash used in operating activities, total cash from financing activities and total cash used in investing activities for the year ended March 31, 2021.

There was no change to loss and comprehensive loss or basic and diluted loss per common share for the year ended March 31, 2021 as a result of this restatement.

Common Shares

Foremost Lithium Resource & Technology Ltd.

PRELIMINARY PROSPECTUS

ThinkEquity

, 2023

Through and including            , 2023 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Under the BCBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity which the Company is or was a shareholder or creditor of, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity. The BCBCA also provides that we may also advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the BCBCA if any of the following circumstances apply:

●	if the indemnity is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

●	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

●	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be;

●	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

Section 20 of our Articles of Incorporation requires us to indemnify each of our current or former directors or alternate directors (each an “eligible party”)as well as their respective heirs and legal personal representatives, against all eligible penalties to which such person is or may be liable by reason of the eligible party having been a director or alternate director (an “eligible proceeding”), and deem the Company to have contracted with such eligible parties on the terms of the indemnity provided for therein. Further, following the final disposition of any eligible proceeding, the Company must pay the expenses actually and reasonably incurred by such person in respect of that proceeding.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued and sold the below securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. We believe that our issuances of options to our employees, directors, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act. No underwriters were involved in these issuances of securities.

During the period from April 1, 2022 to December 31, 2022, the Company:

●	issued 500,000 common shares at $0.10 (US$0.075) upon exercise of warrants for gross proceeds of $50,000 (US$36,950).

●	issued 500,000 common shares in exchange for 500,000 PSU Redemption valued at $177,500 (US$131,173) (no proceeds).

●	issued 125,000 common shares at $0.25 (US$0.185) upon exercise of warrants for gross proceeds of $31,250 (US$23,094).

●	issued 250,000 common shares at $0.105 (US$0.08) upon exercise of options for gross proceeds of $26,250 (US$19,399).

●	issued 20,000 common shares at $0.25 (US$0.185) upon exercise of warrants for gross proceeds of $5,000 (US$3,695).

●	issued 117,000 common shares at $0.13 (US$0.10) upon exercise of warrants for gross proceeds of $15,210 (US$11,240).

●	issued 100,000 common shares at $0.08 (US$0.06) upon exercise of options for gross proceeds of $8,000 (US$5,912).

●	issued 130,000 common shares at $0.13 (US$0.095) upon exercise of warrants for gross proceeds of $16,900 (US$12,489).

●	issued 83,000 common shares at $0.13 (US$0.095) upon exercise of warrants for gross proceeds of $10,790 (US$7,974).

●	issued 60,000 common shares at $0.13 (US$0.095) upon exercise of warrants for gross proceeds of $7,800 (US$5,764).

●	issued 5,368,889 common shares at $0.10 (US$0.075) upon exercise of warrants for gross proceeds of $536,889 (US$396,761).

●	closed a non-brokered private placement of 4,887,668 flow-through common shares at $0.34 (US$0.25) per common shares for gross proceeds of $1,661,807 (US$1,228,075). Cash finder’s fees of $98,000 (US$72,422) were paid on the financings and the Company issued 288,235 share purchase finders warrants. Each finders warrant entitles the holder to purchase one common share at a price of $0.20 (US$0.15) for a two- year period.

●	issued 18,181 common shares at a value of $2,454 (US$1,814) as part of the acquisition payment for the Jol Lithium Option Agreement.

●	entered into a loan agreement to borrow $1,145,520 (US$846,539), inclusive of prior advance of $145,520 (US$107,539) (“Initial Advance” included withing accounts payable and accrued liabilities. The loan accrues interest at a rate of 8.35%, payable monthly, including an aggregate of $6,894 (US$5,095) accrued to date on the Initial Advance, and matures on May 10, 2023.

●	issued 833,600 common shares upon exercise of warrants for gross proceeds of $112,400 (US$83,064).

●	issued 526,316 common shares at a value of $73,684 (US$54,452) as part of the acquisition payments for the Peg North Option Agreement.

●	issued 2,688,889 common shares upon exercise of warrants for gross proceeds of $201,667 (US$149,032).

●	issued 335,235 common shares at a value of $50,000 (US$36,950) pursuant to the acquisition of the Jean Lake Property.

●	issued 650,000 common shares upon exercise of options for gross proceeds of $77,750 (US$57,457), resulting in a reallocation of share-based reserves of $78,528 (US$58,032) from reserves to share capital. The weighted average share price on the date of the option exercises was $0.24 (US$0.18).

●	issued 10,637,489 common shares upon exercise of warrants for gross proceeds of $1,059,017 (US$782,614).

●	issued 526,316 common shares at a value of $100,000 (US$73,900) as part of the acquisition payments for the Peg North Option Agreement

●	issued 300,000 common shares upon exercise of options for gross proceeds of $93,475 (US$69,0780)

●	issued 711,111 common shares upon exercise of warrants for gross proceeds of $71,111 (US$52,5551)

During the year ended March 31, 2022, the Company:

●	issued 9,335,000 common shares upon exercise of options for gross proceeds of $850,575 (approximately US$628,575). The weighted average share price on the date of the option exercises was $0.24 (approximately US$0.18).

●	issued 7,756,667 common shares upon exercise of warrants for gross proceeds of $741,889 (approximately US$548,256).

●	closed a non-brokered private placement of 2,008,324 units at $0.17 (approximately US$0.125) per unit for gross proceeds of $341,415 (approximately US$252,306). Each unit consists of one common share and one share purchase warrant. The warrant entitles the holder to purchase one additional common share for a period of 18 months at a price of $0.25 (approximately US$0.185) per share.

●	issued 250,000 common shares at a value of $25,000 (approximately US$18,475) as part of the acquisition payments for the Jean Lake Option Agreement.

●	issued 559,701 common shares at a value of $69,963 (approximately US$51,703) as part of the acquisition payments for the Zoro North Option Agreement.

●	closed a non-brokered private placement of 2,390,000 units at $0.105 (approximately US0.08) per unit for gross proceeds of $250,950 (approximately US$185,452). Each unit consists of one common share and one share purchase warrant. The warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.13 (approximately US$0.10) per share.

●	issued 408,884 common shares valued at $42,933 (approximately US$31,727) to settle $42,933 (approximately US$31,727) of services with a non-related party.

●	reinstated 200,000 options previously forfeited.

●	issued 1,000,000 common shares valued at $380,000 (approximately US$280,820) to settle $279,644 (approximately US$206,657) of debt with a non-related party and recorded $100,356 (approximately US$74,163) as loss on the settlement.

●	issued 1,500,000 common shares valued at $532,500 (approximately US$393,518) pursuant to PSU redemption to a related party.

During the year ended March 31, 2021, the Company:

●	issued 7,250,000 common shares upon exercise of options for gross proceeds of $660,250 (approximately US$487,925).

●	issued 3,449,936 common shares upon exercise of warrants for gross proceeds of $294,217 (approximately US$217,426).

●	closed a non-brokered private placement of 7,461,556 units at $0.056 (approximately US$0.04) per unit for gross proceeds of $419,712 (approximately US$310,167). Each unit consists of one common share and two share purchase warrants, warrant A and B. Warrant A entitles the holder to purchase one additional common share for a period of two years at a price of $0.075 (approximately US$0.05) per share and warrant B entitles the holder to purchase one additional common share for a period of two years at a price of $0.10 (approximately US$0.075) per share.

●	issued 515,474 common shares at a value of $50,000 (approximately US$36,950) as part of the acquisition payments for the Zoro North Option Agreement.

●	closed a non-brokered private placement of 5,000,000 units at $0.05 (approximately US$0.04) per unit for gross proceeds of $250,000 (approximately US$184,750). Each unit consists of one common share and one share purchase warrants, warrant entitles the holder to purchase one additional common share for a period of two years at a price of $0.10 (approximately US$0.075) per share. The Company paid $2,500 (approximately US$1,848) in cash issuance fees.

During the year ended March 31, 2020, the Company:

●	issued 2,619,403 with a fair value of $125,000 (approximately US$92,375) to Strider Resources Limited as property acquisition payments, with 1,500,000 shares valued at $75,000 (approximately US$55,425) as part of the Manitoba Lithium Option Agreement, and 1,119,403 shares valued at $50,000 (approximately US$36,950) as part of the Zoro North Option Agreement.

●	issued 2,000,000 common shares at a price of $0.10 (approximately US$0.075) per share as a result of the completion of a private placement. Proceeds received net of share issue costs were $200,000 (approximately US$147,800).

●	issued 1,904,761 units at a price of $0.053 (approximately US$0.04) per unit as a result of the completion of a private placement. Proceeds received net of share issue costs were $94,004 (approximately US$69,469). Each unit is comprised of one common share and one-half of a common share purchase warrant. Each warrant will be exercisable into one common share for a three year term at a price of $0.105 (approximately US$0.08).

●	issued 2,500,800 shares with a fair value of $125,040 (approximately US$92,405) to repay non-related party short-term loans of $125,040 (approximately US$92,405).

●	issued 65,763 shares valued at $7,778 (approximately US$5,748) to settle $7,778 (approximately US$5,748) of debt with the CEO and other directors.

●	issued 16,655,769 shares valued at $832,789 (approximately US$615,431) to settle $832,789 (approximately US$615,431) of debt with related parties and non-related parties.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1(1)	Articles of Incorporation of Foremost Lithium Resource & Technology Ltd.
4.1+	Form of Unit Warrant
4.2+	Form of Finder’s Warrant
4.3*	Form of Representative’s Warrant
5.1*	Opinion of Farris LLP regarding the legality of the common shares
5.2*	Opinion of Dorsey & Whitney LLP
10.1(2)	Option Agreement by and between the Company, Top Notch Marketing Ltd., R. Ross Blusson, and Double-U-Em Investments Ltd. dated April 28, 2016
10.2(2)	Option Agreement by and between the Company and Strider Resources Limited, dated August 4, 2016
10.3(2)	Amendment to Option Agreement by and between the Company, Top Notch Marketing Ltd., and Double-U-Em Investments Ltd. Dated April 28, 2017
10.4+	Option Agreement by and between the Company and Strider Resources Limited, dated September 20, 2017
10.5(2)	Option Agreement by and between the Company and 92 Resources Corp. dated February 28, 2018
10.6(2)	Stock Option Agreement dated January 15, 2021, by and between the Company and David Edmondson
10.7(2)	Option Agreement by and between the Company and Mount Morgan Resources Ltd., dated July 30, 2021
10.8(2)	Company Stock Option Plan (2021)
10.9(2)	Promissory Note to Jason Barnard and Christina Barnard, dated May 10, 2022
10.10(2)	General Security Agreement by and between the Company and Jason Barnard and Christina Barnard, dated May 10, 2022
10.11(2)	Mineral Property Acquisition Agreement by and between the Company and Mae de Graff, dated June 9, 2022
10.12+	Option Agreement by and between the Company and Strider Resources Limited, dated June 28, 2022
10.13+†	Consulting Agreement between C. Driver Ltd and the Company dated December 15, 2022
10.14+†	Consulting Agreement between Oran Nutriceuticals, Inc., Jason Barnard, and the Company dated March 28, 2023
10.15+†	Consulting Agreement between 1374646 B.C. LTD, Christina Barnard, and the Company dated March 28, 2023
21.1*	List of Subsidiaries
23.1*	Consent of Crowe MacKay LLP
23.2*	Consent of Farris LLP (included in Exhibit 5.1)
23.3*	Consent of Dorsey & Whitney LLP (included in Exhibit 5.2)
23.4(2)	Consent of Mark Fedikow related to the Zoro Lithium Project
23.5(2)	Consent of Scott Zelligan related to the Zoro Lithium Project
24.1	Power of Attorney (included on the signature page of this registration statement)
96.1+	Technical Report Summary (Zoro Lithium Project)
99.1*	Audit Committee Charter
99.2*	Compensation Committee Charter
99.3*	Nominating and Corporate Governance Committee Charter
107*	Filing Fee Table

*	To be filed by amendment
+	Filed herewith
†	Indicates management contract or compensatory plan or arrangement
(1)	Previously filed as an Exhibit to the registrant’s Registration Statement on Form F-1 (File No. 377-06362) filed with the SEC on September 9, 2022, and incorporated by reference herein.
(2)	Previously filed as an Exhibit to Amendment No. 2 to the registrant’s Registration Statement on Form F-1 (File No. 377-06362) filed with the SEC on January 17, 2023, and incorporated by reference herein.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada on the        day of          , 2023.

FOREMOST LITHIUM RESEARCH & TECHNOLOGY LTD.

By:
Name:	Jason Barnard
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jason Barnard and Cyrus Driver, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman, President and Chief Executive Officer (Principal Executive Officer)	________, 2023
Jason Barnard

	Chief Financial Officer (Principal Financial and Accounting Officer)	________, 2023
Cyrus Driver

	Director	________, 2023
Andrew Lyons
	Director	________, 2023
Michael McLeod
	Director	________, 2023

Christopher MacPherson
	Director	________, 2023
Johnathan More

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Foremost Lithium Research & Technology Ltd. has signed this registration statement or amendment thereto in New York on , 2023.

Authorized U.S. Representative

By:	/s/
Name:
Title: